OLD MUTUAL®

Funds II

Old Mutual Funds II

PROSPECTUS

Class Z & Institutional Class Shares
As Supplemented

December 9, 2008

Equity Funds
Old Mutual Advantage Growth Fund
Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Columbus Circle Technology
   and Communications Fund
Old Mutual Developing Growth Fund
   (formerly known as the Old Mutual Emerging Growth Fund)
Old Mutual Discover Value Fund
Old Mutual Focused Fund
Old Mutual Growth Fund
Old Mutual Heitman REIT Fund
Old Mutual Large Cap Growth Fund
   (formerly known as the Old Mutual Large Cap Growth
   Concentrated Fund)
Old Mutual Mid-Cap Fund
Old Mutual Select Growth Fund
Old Mutual Small Cap Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Mid-Cap Value Fund
Old Mutual TS&W Small Cap Value Fund

Fixed-Income Funds
Old Mutual Barrow Hanley Core Bond Fund
Old Mutual Cash Reserves Fund
Old Mutual Dwight High Yield Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Dwight Short Term Fixed Income Fund

TABLE OF CONTENTS

Page

INTRODUCTION

FUND SUMMARIES — 1

Old Mutual Advantage Growth Fund 1
Old Mutual Analytic U.S. Long/Short Fund. 4
Old Mutual Barrow Hanley Value Fund. 9
Old Mutual Columbus Circle Technology and Communications Fund 14
Old Mutual Developing Growth Fund 19
Old Mutual Discover Value Fund 24
Old Mutual Focused Fund. 27
Old Mutual Growth Fund 32
Old Mutual Heitman REIT Fund. 38
Old Mutual Large Cap Growth Fund. 42
Old Mutual Mid-Cap Fund. 46
Old Mutual Select Growth Fund. 51
Old Mutual Small Cap Fund. 55
Old Mutual Strategic Small Company Fund 60
Old Mutual TS&W Mid-Cap Value Fund 65
Old Mutual TS&W Small Cap Value Fund 68
Old Mutual Barrow Hanley Core Bond Fund. 73
Old Mutual Cash Reserves Fund 76
Old Mutual Dwight High Yield Fund. 81
Old Mutual Dwight Intermediate Fixed Income Fund 84
Old Mutual Dwight Short Term Fixed Income Fund 89

MORE ABOUT THE FUNDS — 94

Investment Strategies and Risks 94
More About Investment Strategies and Risks 97
Non-Fundamental Investment Policy 99
Sub-Adviser Allocations. 99
Disclosure of Portfolio Holdings 99

THE INVESTMENT ADVISER & SUB-ADVISERS — 99

The Investment Adviser. 99
The Sub-Advisers 99
Litigation 101
The Portfolio Managers 103

	Page
ABOUT YOUR INVESTMENT	**109**
Your Share Price	109
Valuing Portfolio Securities	109
Fair Value Pricing	109
INVESTING IN THE FUNDS	**110**
Policy Regarding Excessive or Short-Term Trading	110
Choosing a Share Class	111
Buying Shares.	111
Selling Shares	113
General Policies	113
Distributions and Taxes	115
Revenue Sharing.	116
FINANCIAL HIGHLIGHTS	**118**

INTRODUCTION

An Introduction to Old Mutual Funds II® and this Prospectus

Old Mutual Funds II® ("OMF II" or the "Trust") offers a convenient and economical means of investing in professionally managed portfolios of securities called mutual funds. This Prospectus offers the following classes of shares of each Fund listed on the cover (each a "Fund" and collectively the "Funds"):

Fund	Share Classes Offered
Equity Funds	
Old Mutual Advantage Growth Fund	Institutional Class
Old Mutual Analytic U.S. Long/Short Fund	Class Z and Institutional Class
Old Mutual Barrow Hanley Value Fund	Class Z and Institutional Class
Old Mutual Columbus Circle Technology and Communications Fund	Class Z and Institutional Class
Old Mutual Developing Growth Fund	Class Z and Institutional Class
Old Mutual Discover Value Fund	Institutional Class
Old Mutual Focused Fund	Class Z and Institutional Class
Old Mutual Growth Fund	Class Z and Institutional Class
Old Mutual Heitman REIT Fund	Class Z and Institutional Class
Old Mutual Large Cap Growth Fund	Class Z and Institutional Class
Old Mutual Mid-Cap Fund	Class Z and Institutional Class
Old Mutual Select Growth Fund	Class Z and Institutional Class
Old Mutual Small Cap Fund	Class Z and Institutional Class
Old Mutual Strategic Small Company Fund	Class Z and Institutional Class
Old Mutual TS&W Mid-Cap Value Fund	Class Z and Institutional Class
Old Mutual TS&W Small Cap Value Fund	Class Z and Institutional Class
Fixed Income Funds	
Old Mutual Barrow Hanley Core Bond Fund	Institutional Class
Old Mutual Cash Reserves Fund	Class Z and Institutional Class
Old Mutual Dwight High Yield Fund	Institutional Class
Old Mutual Dwight Intermediate Fixed Income Fund	Class Z and Institutional Class
Old Mutual Dwight Short Term Fixed Income Fund	Class Z and Institutional Class

The Trust offers two additional share classes, Class A and Class C, which are offered by separate prospectus. Shares of other retail mutual funds advised by Old Mutual Capital, Inc. (together with the Funds, "Old Mutual Funds") are offered by separate prospectuses. This Prospectus contains important information you should know before investing in a Fund and if you are a shareholder in a Fund. The information is arranged into different sections for easy reading and future reference. To obtain more information about the Funds, please refer to the back cover of this Prospectus.

Fund Summaries

Each Fund has its own investment goal and strategies for reaching that goal. Before investing, make sure the Fund's goal matches your own. A description of each Fund's goal, principal investment strategies, main risks of investing, and fees and expenses are described under the Fund Summaries section of this Prospectus. Additional information about the Funds' investment strategies is described in the More About the Funds section of this Prospectus.

The Funds that primarily invest in equities ("Equity Funds") are generally designed for long-term investors, such as those saving for retirement, or investors that want a fund that seeks to outperform the market in which it invests over the long-term. These Funds may not be suitable for investors who are pursuing a short-term investment goal, such as investing emergency reserves. These Funds also may not be suitable for investors who require regular income or stability of principal.

The Funds that primarily invest in fixed income securities ("Fixed Income Funds") are designed for investors who seek current income from their investments. These Funds may be suitable for investors who require greater stability of principal than equity funds or who are pursuing a short-term investment goal, such as investing emergency reserves. The Old Mutual Dwight High Yield Fund may be less suitable for investors seeking stability of principal than other Fixed Income Funds.

Investment Adviser and Sub-Advisers

Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Adviser") is the investment adviser for each Fund. Old Mutual Capital has retained the following sub-advisers to assist in managing the Funds: Analytic Investors, LLC ("Analytic"); Ashfield Capital Partners, LLC ("Ashfield"); Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"); Columbus Circle Investors ("Columbus Circle"); Copper Rock Capital Partners, LLC ("Copper Rock"); Dwight Asset Management Company, LLC ("Dwight"); Eagle Asset Management, Inc. ("Eagle"); Heitman Real Estate Securities, LLC ("Heitman"); Liberty Ridge Capital, Inc. ("Liberty Ridge"); Munder Capital Management ("Munder"); Thompson Siegel & Walmsley, LLC ("TS&W"); Thomson Horstmann & Bryant, Inc. ("THB"); Turner Investment Partners, LLC ("Turner"); and Wellington Management Company, LLP ("Wellington Management") (each, a "Sub-Adviser" and collectively, the "Sub-Advisers"). For information about the Adviser and the Sub-Advisers, see the Investment Adviser & Sub-Advisers sections of this Prospectus.

What the Funds Are – And Are Not

These Funds are mutual funds – pooled investments that are professionally managed and provide you the opportunity to participate in financial markets. The Funds strive to meet their stated goals, although as with all mutual funds, they cannot offer guaranteed results. As with any mutual fund, there is always a risk that you may lose money on your investment in a Fund.

An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

Market Capitalizations

Unless otherwise stated in a Fund's Investment Approach, the Funds that primarily invest in small-cap companies will generally invest in companies with an average market capitalization below $2.3 billion, although a Fund may invest in companies outside this range. The Funds that primarily invest in mid-cap companies will generally invest in companies with an average market capitalization between $2.3 billion and $12 billion and the Funds that primarily invest in large-cap companies will generally invest in companies with an average market capitalization above $12 billion, although a Fund may invest outside of these ranges.

FUND SUMMARIES

Old Mutual Advantage Growth Fund

Morningstar Category:

Large Growth

Sub-Advisers:

Ashfield Capital Partners, LLC[1]

Ticker symbol:

Institutional Class – OAGIX

Investment Approach

The Fund seeks to provide investors with long-term capital growth. To pursue this goal, the Fund normally invests at least 65% of its net assets in equity securities of medium and large-cap companies with favorable growth prospects, as evidenced by such factors as superior revenue growth, high quality of earnings, global distribution and strong competitive advantages. Equity securities in which the Fund may invest include common and preferred stocks.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize a Sub-Adviser's determination of an investment's value or a Sub-Adviser may misgauge that value.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's growth style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

Performance information is not presented since the Fund is new. Performance will be presented for the Fund after it has been operating for one complete calendar year.

---

1   The Old Mutual Advantage Growth Fund was formerly advised by both Ashfield and Provident Investment Counsel, LLC ("Provident"). Effective December 1, 2008, the sub-advisory agreement with Provident was terminated by the Fund's Board of Trustees and Ashfield became the sole sub-adviser to the Fund.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you would pay as an investor in this Fund. Shareholder fees are paid directly from your account. Annual fund operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Institutional Class
Shareholder Fees (fees paid directly from your investment)	
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and paid directly from your investment)	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management Fees	0.85%[2]
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.35%
Total Annual Operating Expenses	**1.20%**
Expense (Reduction)/Recoupment	(0.20%)
Net Annual Operating Expenses	**1.00%**[3]

(1) To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2) The "Management Fees" information in the table includes fees for advisory and administrative services.

(3) These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual agreement, which extends through July 31, 2009, to reimburse expenses incurred by each class of the Fund to the extent necessary to limit class expenses and Fund level expenses so that annual fund operating expenses (excluding (i) interest, taxes, brokerage costs and commissions, dividends on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles; and (ii) other extraordinary expenses not incurred in the ordinary course of the Fund's business) ("Operating Expenses") do not exceed 1.00% for Institutional Class shares of the Fund. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived or expenses absorbed pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for the Fund's Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost Institutional Class
1 Year	$102
3 Years	$361
5 Years	$640
10 Years	$1,436

Old Mutual Analytic U.S. Long/Short Fund

Morningstar Category:

Large Blend

Sub-Adviser:

Analytic Investors, LLC

Ticker symbols:

Class Z – OBDEX

Institutional Class – OISLX

Investment Approach

The Fund seeks to provide investors with above-average total returns. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the Fund may invest in companies of any size, it generally invests in large and mid-cap companies. Equity securities in which the Fund may invest include common and preferred stocks.

The Fund may invest in long and short positions of publicly traded equity securities. The Fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The Fund buys securities "long" that Analytic, the Fund's Sub-Adviser, believes will outperform and sells securities "short" that Analytic believes will underperform. This is not a market neutral strategy.

The Fund generally takes long equity positions equal to approximately 120% of the Fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the Fund's equity assets at the time of investment, although the Fund's long-short exposure will vary over time based on Analytic's assessment of market conditions and other factors. The Fund's long equity exposure ordinarily ranges from 110% to 125% of the Fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the Fund's net assets. The cash received from short sales may be used to invest in long equity positions. Analytic will normally maintain long and short positions such that the Fund's net long equity exposure (i.e., the percentage of long equity positions minus the percentage of short equity positions) does not exceed 100% of the Fund's net assets.

> ### Selling Short
> When the Fund sells a security short, it borrows the security from a third party and sells it at the then-current market price. The Fund is then obligated to buy the security on a later date so that it can return the security to the lender.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Short Sales Risk. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold short. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with the short sale. In addition, because the Fund's loss on a short sale arises from increases in the value of the security sold short, such loss is theoretically unlimited. By contrast, the Fund's loss on a long position arises from deceases in the value of the security and is limited by the fact that a security's value cannot drop below zero.

Segregated Account Risk. Until the Fund replaces a borrowed security, it is required to maintain a segregated account of cash or highly liquid securities with a broker or custodian to cover the Fund's short position. Securities held in a segregated account cannot be sold while the position they are covering is outstanding, unless they are replaced with similar securities. As a result, there is the possibility that segregation of a large percentage of the Fund's assets could affect its portfolio management.

Leverage Risk. By investing the proceeds received from selling securities short, the Fund is employing leverage, which creates special risks. The use of leverage may increase the Fund's exposure to long equity positions and make any change in the Fund's net asset value ("NAV") greater than without the use of leverage. This could result in increased volatility of returns.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing the changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. Data prior to January 11, 2002, includes performance of a predecessor fund. The predecessor fund was managed by Analytic and had investment goals, strategies and policies that were substantially similar to the Fund's. The Fund was previously known as the Old Mutual Analytic Disciplined Equity Fund and prior to February, 2006, the Fund did not take short positions as part of its main investment strategies. The Fund's performance prior to February, 2006 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



The Fund's Class Z shares year-to-date return as of September 30, 2008 was (21.95%).

Best Quarter	
4th Quarter 1998	20.50%

Worst Quarter	
3rd Quarter 2002	(18.60%)

The table below compares the average annual total return information for the Fund's Class Z and Institutional Class shares to the Standard and Poor's ("S&P") 500 Index, a widely recognized, unmanaged index that measures the performance of large-cap stocks across all major industries.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Since Inception+
Class Z	7/1/93			
Before Taxes		7.47%	14.30%	7.42%
After Taxes on Distributions		7.39%	14.19%	6.78%
After Taxes on Distributions and Sale of Fund Shares		4.86%	12.53%	6.12%
Institutional Class	12/20/06			
Before Taxes		7.58%	N/A	7.66%
S&P 500® Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		5.49%	12.83%	5.91%

+   Returns are for past 10 years or since inception, whichever is less. Index return is for past 10 years.

After-tax performance is shown for the Fund's Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.80%[2]	0.80%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Expenses on Short Sales	0.40%	0.52%
Other Operating Expenses	0.63%	0.31%
Acquired Fund Fees and Expenses	0.01%[3]	0.01%[3]
Total Other Expenses	1.04%	0.84%
Total Annual Operating Expenses	**1.84%**	**1.64%**
Expense (Reduction)/Recoupment	(0.38%)	(0.16%)
Net Annual Operating Expenses	**1.46%**[4]	**1.48%**[4]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.10% and 0.90% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 0.90% for each class and class level expenses are limited to 0.20% and 0.00% for the Fund's Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

    Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Operating Expenses

The operating expenses of a mutual fund generally include management fees, taxes, brokerage fees, 12b-1 fees and legal and audit fees.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	**Institutional Class**
1 Year	$149	$151
3 Years	$543	$502
5 Years	$961	$877
10 Years	$2,128	$1,931

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.46%	3.54%	$10,354	$149
2	10.25%	1.84%	6.81%	$10,681	$194
3	15.76%	1.84%	10.19%	$11,019	$200
4	21.55%	1.84%	13.67%	$11,367	$206
5	27.63%	1.84%	17.26%	$11,726	$212
6	34.01%	1.84%	20.97%	$12,097	$219
7	40.71%	1.84%	24.79%	$12,479	$226
8	47.75%	1.84%	28.73%	$12,873	$233
9	55.13%	1.84%	32.80%	$13,280	$241
10	62.89%	1.84%	37.00%	$13,700	$248
Total Gain After Fees & Expenses				$3,700	
Total Annual Fees & Expenses					$2,128

Institutional Class Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.48%	3.52%	$10,352	$151
2	10.25%	1.64%	7.00%	$10,700	$173
3	15.76%	1.64%	10.59%	$11,059	$178
4	21.55%	1.64%	14.31%	$11,431	$184
5	27.63%	1.64%	18.15%	$11,815	$191
6	34.01%	1.64%	22.12%	$12,212	$197
7	40.71%	1.64%	26.22%	$12,622	$204
8	47.75%	1.64%	30.46%	$13,046	$210
9	55.13%	1.64%	34.85%	$13,485	$218
10	62.89%	1.64%	39.38%	$13,938	$225
Total Gain After Fees & Expenses				$3,938	
Total Annual Fees & Expenses					$1,931

Old Mutual Barrow Hanley Value Fund

Morningstar Category:

Large Value

Sub-Adviser:

Barrow, Hanley, Mewhinney & Strauss, Inc.

Ticker symbols:

Class Z – OBFOX

Institutional Class – OIBHX

Investment Approach

The Fund, a non-diversified fund, seeks to provide investors with long-term capital growth. To pursue this goal, the Fund normally invests in equity securities of large and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of Barrow Hanley, the Fund's Sub-Adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields. Equity securities in which the Fund may invest include common and preferred stocks.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's value style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Non-Diversified Risk. The Fund is "non-diversified" which means that it may own larger positions in a smaller number of securities than funds that are "diversified." The Fund may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Fund's NAV and total return than a diversified fund. The Fund's share prices may also be more volatile than those of diversified funds.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. Data prior to December 14, 2001 includes performance of a predecessor fund, whose inception date was September 10, 1998. The predecessor fund had investment goals, strategies and policies that were substantially similar to the Fund's. Prior to January 1, 2006, the Fund was managed by an investment adviser different than the Fund's current Adviser and Sub-Adviser. The Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



The Fund's Class Z shares year-to-date return as of September 30, 2008 was (20.95%).

Best Quarter	
3rd Quarter 2000	20.56%

Worst Quarter	
3rd Quarter 2002	(15.95%)

The table below compares the average annual total return information for Class Z and Institutional Class shares to the returns of the S&P 500® Index, a widely recognized, unmanaged index that measures the performance of large-cap stocks across all major industries and the Russell 1000® Value Index, a widely recognized, unmanaged index that measures the performance of the large cap value segment of the U.S. equity universe. The Fund's performance is compared to the Russell 1000® Value Index to show how the Fund's performance compares with the returns of an index that more closely reflects the market sectors in which the Fund invests.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Since Inception
Class Z	9/10/98			
Before Taxes		1.35%	9.00%	10.69%
After Taxes on Distributions		(1.88%)	5.91%	8.06%
After Taxes on Distributions and Sale of Fund Shares		3.02%	7.43%	8.65%
Institutional Class	12/20/06			
Before Taxes		1.41%	N/A	1.60%
S&P 500® Index	9/10/98			
(Reflects No Deduction for Fees, Expenses or Taxes)		5.49%	12.83%	6.13%
Russell 1000® Value Index	9/10/98			
(Reflects No Deduction for Fees, Expenses or Taxes)		(0.17%)	14.63%	8.90%

After-tax performance is shown for the Fund's Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.85%[2]	0.85%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.52%	0.17%
Total Annual Operating Expenses	**1.37%**	**1.02%**
Expense (Reduction)/Recoupment	(0.27%)	(0.12%)
Net Annual Operating Expenses	**1.10%**[3]	**0.90%**[3]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.10% and 0.90% for the Fund's Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 0.90% for each class and class level expenses are limited to 0.20% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

| | Your Cost | |
	Class Z	**Institutional Class**
1 Year	$112	$92
3 Years	$407	$313
5 Years	$724	$552
10 Years	$1,622	$1,238

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.10%	3.90%	$10,390	$112
2	10.25%	1.37%	7.67%	$10,767	$145
3	15.76%	1.37%	11.58%	$11,158	$150
4	21.55%	1.37%	15.63%	$11,563	$156
5	27.63%	1.37%	19.83%	$11,983	$161
6	34.01%	1.37%	24.18%	$12,418	$167
7	40.71%	1.37%	28.69%	$12,869	$173
8	47.75%	1.37%	33.36%	$13,336	$179
9	55.13%	1.37%	38.20%	$13,820	$186
10	62.89%	1.37%	43.21%	$14,321	$193
Total Gain After Fees & Expenses				$4,321	
Total Annual Fees & Expenses					$1,622

Institutional Class Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.90%	4.10%	$10,410	$92
2	10.25%	1.02%	8.24%	$10,824	$108
3	15.76%	1.02%	12.55%	$11,255	$113
4	21.55%	1.02%	17.03%	$11,703	$117
5	27.63%	1.02%	21.69%	$12,169	$122
6	34.01%	1.02%	26.53%	$12,653	$127
7	40.71%	1.02%	31.57%	$13,157	$132
8	47.75%	1.02%	36.80%	$13,680	$137
9	55.13%	1.02%	42.25%	$14,225	$142
10	62.89%	1.02%	47.91%	$14,791	$148
Total Gain After Fees & Expenses				$4,791	
Total Annual Fees & Expenses					$1,238

Old Mutual Columbus Circle Technology and Communications Fund

Morningstar Category:

Specialty – Technology

Sub-Adviser:

Columbus Circle Investors

Ticker symbols:

Class Z – OBTCX

Institutional Class – OICTX

Investment Approach

The Fund, a non-diversified fund, seeks to provide investors with long-term capital growth. Current income is incidental to the Fund's goal. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies in the technology and communications sectors of the stock market. The Fund is concentrated, which means it will invest 25% or more of its total assets in the group of industries within those sectors. The Fund's holdings may range from smaller companies developing new technologies or pursuing scientific breakthroughs to large firms with established track records in developing, using or marketing scientific advances. Equity securities in which the Fund may invest include common and preferred stocks.

Technology and Communications Industries

Industries in the Information Technology sector include but are not limited to: Communications Equipment; Computers and Peripherals; Electronic Equipment, Instruments & Components; Internet Software and Services; IT Services; Software; Semiconductors & Semiconductor Equipment; and Office Electronics. Other technology related industries include Health Care Technology and Biotechnology. Industries in the Telecommunications sector include but are not limited to Diversified Telecommunication Services and Wireless Telecommunication Services. Other communications related industries include Broadcasting and Cable & Satellite.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund concentrates its investments in certain industries within the technology and communications sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries. The Fund's performance may be impacted by general economic conditions, worldwide scientific and technological developments, product cycles, competition and government regulation.

Non-Diversified Risk. The Fund is "non-diversified" which means that it may own larger positions in a smaller number of securities than funds that are "diversified." The Fund may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Fund's NAV and total return than a diversified fund. The Fund's share prices may also be more volatile than those of diversified funds.

Small and Mid-Cap Company Risk. The Fund may invest in small-cap and mid-cap companies. While small-cap and mid-cap companies may offer greater potential for capital appreciation than larger more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap and mid-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap or mid-cap issuer at an acceptable price, especially in periods of market volatility.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. Prior to November 2, 1999, the Fund was diversified and did not concentrate its investments. Therefore, the Fund's performance prior to November 2, 1999 may not be indicative of how it will perform in the future. Prior to January 1, 2006, the Fund was managed by an investment adviser different than the Fund's current Adviser and Sub-Adviser and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



26.00%	243.89%	(43.69%)	(52.38%)	(54.48%)	44.91%	5.18%	9.23%	4.11%	32.02%
1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

The Fund's Class Z shares year-to-date return as of September 30, 2008 was (28.71%).

Best Quarter	
4th Quarter 1999	111.54%

Worst Quarter	
4th Quarter 2000	(50.95%)

The table below compares the average annual total return information for Class Z and Institutional Class shares to the NYSE Arca Tech 100 Index® (formerly the PSE Technology Index), a price-weighted index of the top 100 U.S. technology stocks from 16 different industries within the technology sector.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Since Inception+
Class Z	9/29/95			
Before Taxes		32.02%	18.00%	1.93%
After Taxes on Distributions		32.02%	18.00%	1.20%
After Taxes on Distributions and Sale of Fund Shares*		20.81%	15.94%	1.55%
Institutional Class	12/20/06			
Before Taxes		32.41%	N/A	30.44%
NYSE Arca Tech 100 Index®				
(Reflects No Deduction for Fees, Expenses or Taxes)		7.82%	15.90%	12.80%

+   Returns are for past 10 years or since inception, whichever is less. Index return is for past 10 years.

*   When the return After Taxes on Distributions and Sale of Fund Shares is greater than the return After Taxes on Distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

After-tax performance is shown for Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.95%[2]	0.95%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Other Operating Expenses	0.88%	1,489.19%
Acquired Fund Fees and Expenses	0.01%[3]	0.01%[3]
Total Other Expenses	0.89%	1,489.20%
Total Annual Operating Expenses	**1.84%**	**1,490.15%**
Expense (Reduction)/Recoupment	(0.38%)	(1,488.94%)
Net Annual Operating Expenses	**1.46%**[4]	**1.21%**[4]

(1) To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2) The "Management Fees" information in the table includes fees for advisory and administrative services.

(3) The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4) These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.45% and 1.20% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 1.05% for each class and class level expenses are limited to 0.40% and 0.15% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	Institutional Class
1 Year	$149	$123
3 Years	$543	$709
5 Years	$961	$1,322
10 Years	$2,128	$2,978

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.46%	3.54%	$10,354	$149
2	10.25%	1.84%	6.81%	$10,681	$194
3	15.76%	1.84%	10.19%	$11,019	$200
4	21.55%	1.84%	13.67%	$11,367	$206
5	27.63%	1.84%	17.26%	$11,726	$212
6	34.01%	1.84%	20.97%	$12,097	$219
7	40.71%	1.84%	24.79%	$12,479	$226
8	47.75%	1.84%	28.73%	$12,873	$233
9	55.13%	1.84%	32.80%	$13,280	$241
10	62.89%	1.84%	37.00%	$13,700	$248
Total Gain After Fees & Expenses				$3,700	
Total Annual Fees & Expenses					$2,128

Institutional Class Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.21%	3.79%	$10,379	$123
2	10.25%	2.76%	6.11%	$10,611	$290
3	15.76%	2.76%	8.49%	$10,849	$296
4	21.55%	2.76%	10.92%	$11,092	$303
5	27.63%	2.76%	13.41%	$11,341	$310
6	34.01%	2.76%	15.95%	$11,595	$317
7	40.71%	2.76%	18.54%	$11,854	$324
8	47.75%	2.76%	21.20%	$12,120	$331
9	55.13%	2.76%	23.91%	$12,391	$338
10	62.89%	2.76%	26.69%	$12,669	$346
Total Gain After Fees & Expenses				$2,669	
Total Annual Fees & Expenses					$2,978

Old Mutual Developing Growth Fund[2]

Morningstar Category:

Small Growth

Sub-Advisers:

Copper Rock Capital Partners, LLC and Ashfield Capital Partners, LLC

Ticker symbols:

Class Z – OBEHX

Institutional Class – OIEGX

Investment Approach

The Fund seeks to provide investors with long-term capital growth. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with growth characteristics at the time of purchase. Equity securities in which the Fund may invest include common and preferred stocks.

Growth Companies

Growth funds generally focus on stocks of companies believed to have above average potential for growth in revenue and earnings. These stocks typically have low dividend yields and above average prices in relation to such measures as earnings and book value. Developing growth companies are generally those growth companies that are less mature and appear to have the potential for rapid growth.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's growth style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Small Company Risk. The Fund primarily invests in small-cap companies. While small-cap companies may offer greater potential for capital appreciation than larger more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. Prior to January 1, 2006, the Fund was managed by an investment adviser different than the Fund's current Adviser and Sub-Adviser and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future. Ashfield became a Sub-Adviser to the Fund on or about November 12, 2007 and the Fund's performance prior to November 12, 2007 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

---

2   The Board of Trustees of the Trust approved the reorganization of the Old Mutual Developing Growth Fund into the Old Mutual Strategic Small Company Fund. Shareholders of the Old Mutual Developing Growth Fund as of the close of business on December 10, 2008 will be asked to approve the reorganization at a shareholder meeting to be held on or about February 27, 2009. If approved by shareholders, and other closing conditions are satisfied, all of the assets and liabilities of the Old Mutual Developing Growth Fund will become the assets and liabilities of the Old Mutual Strategic Small Company Fund and shareholders of the Old Mutual Developing Growth Fund will become shareholders of the Old Mutual Strategic Small Company Fund. The value of each Old Mutual Developing Growth Fund shareholder's account in the Old Mutual Strategic Small Company Fund immediately after the reorganization will be equal to the value of such shareholder's account in the Old Mutual Developing Growth Fund immediately prior to the reorganization. Old Mutual Developing Growth Fund shareholders are not expected to be subject to Federal income taxes as a direct result of the reorganization. The reorganization is expected to be effective on or around the close of business on March 6, 2009.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



Year	Return
1998	3.00%
1999	48.34%
2000	(25.22%)
2001	(32.56%)
2002	(47.60%)
2003	56.62%
2004	0.68%
2005	6.73%
2006	7.93%
2007	17.45%

The Fund's Class Z shares year-to-date return as of September 30, 2008 was (26.76%).

Best Quarter	
4th Quarter 1999	45.85%

Worst Quarter	
3rd Quarter 2001	(34.44%)

The table below compares the average annual total return information for the Fund's Class Z and Institutional Class shares to the Russell 2000® Growth Index, a widely recognized, unmanaged index that tracks the performance of the securities of 2,000 small-cap companies in the Russell 2000® Index with greater-than-average growth characteristics.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Since Inception+
Class Z	6/14/93			
Before Taxes		17.45%	16.36%	(1.48%)
After Taxes on Distributions		17.45%	16.36%	(1.78%)
After Taxes on Distributions and Sale of Fund Shares*		11.35%	14.45%	(1.31%)
Institutional Class	12/20/06			
Before Taxes		17.57%	N/A	17.39%
Russell 2000® Growth Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		7.05%	16.50%	4.32%

+   Returns are for past 10 years or since inception, whichever is less. Index return is for past 10 years.

*   When the return After Taxes on Distributions and Sale of Fund Shares is greater than the return After Taxes on Distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

After-tax performance is shown for the Fund's Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.95%[2]	0.95%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Other Operating Expenses	0.67%	0.49%
Acquired Fund Fees and Expenses	0.01%[3]	0.01%[3]
Total Other Expenses	0.68%	0.50%
Total Annual Operating Expenses	**1.63%**	**1.45%**
Expense (Reduction)/Recoupment	(0.32%)	(0.39%)
Net Annual Operating Expenses	**1.31%**[4]	**1.06%**[4]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.30% and 1.05% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 1.02% for each class and class level expenses are limited to 0.28% and 0.03% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

    Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

| | Your Cost | |
	Class Z	Institutional Class
1 Year	$133	$108
3 Years	$483	$420
5 Years	$857	$754
10 Years	$1,907	$1,701

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.31%	3.69%	$10,369	$133
2	10.25%	1.63%	7.18%	$10,718	$172
3	15.76%	1.63%	10.80%	$11,080	$178
4	21.55%	1.63%	14.53%	$11,453	$184
5	27.63%	1.63%	18.39%	$11,839	$190
6	34.01%	1.63%	22.38%	$12,238	$196
7	40.71%	1.63%	26.50%	$12,650	$203
8	47.75%	1.63%	30.77%	$13,077	$210
9	55.13%	1.63%	35.17%	$13,517	$217
10	62.89%	1.63%	39.73%	$13,973	$224
Total Gain After Fees & Expenses				$3,973	
Total Annual Fees & Expenses					$1,907

Institutional Class Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.06%	3.94%	$10,394	$108
2	10.25%	1.45%	7.63%	$10,763	$153
3	15.76%	1.45%	11.45%	$11,145	$159
4	21.55%	1.45%	15.41%	$11,541	$164
5	27.63%	1.45%	19.50%	$11,950	$170
6	34.01%	1.45%	23.75%	$12,375	$176
7	40.71%	1.45%	28.14%	$12,814	$183
8	47.75%	1.45%	32.69%	$13,269	$189
9	55.13%	1.45%	37.40%	$13,740	$196
10	62.89%	1.45%	42.28%	$14,228	$203
Total Gain After Fees & Expenses				$4,228	
Total Annual Fees & Expenses					$1,701

Old Mutual Discover Value Fund

Morningstar Category:

Small Value

Sub-Advisers:

Analytic Investors, LLC[3]; Barrow, Hanley, Mewhinney & Strauss, Inc.; Thomson Horstmann & Bryant, Inc.

Ticker symbol:

Institutional Class – ODVIX

Investment Approach

The Fund seeks to provide investors with long-term capital growth. To pursue this goal, the Fund normally invests at least 65% of its assets in equity securities of small cap companies with value characteristics. The Fund may also invest in larger companies if they represent better prospects for capital appreciation. Equity securities in which the Fund may invest include common and preferred stocks. Although the Fund normally invests in equity securities of U.S. companies, it may invest up to 20% of its total assets in foreign securities.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize a Sub-Adviser's determination of an investment's value or a Sub-Adviser may misgauge that value.

Small Company Risk. The Fund invests primarily in small cap companies. While small cap companies may offer greater potential for capital appreciation than larger more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small cap issuer at an acceptable price, especially in periods of market volatility.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's value style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles. Value stocks can react differently to issuer, political, market and economic developments than the market as a whole and other types of stocks. In addition, the Fund's value approach carries the risks that the market will not recognize a security's intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

Performance information is not presented because the Fund is new. Performance information will be presented for the Fund after it has been in operation for one complete calendar year.

---

3   Analytic was retained as a sub-adviser by Old Mutual Capital to provide non-discretionary investment management services to Barrow Hanley. Analytic does not directly manage any of the Fund's assets.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you would pay as an investor in this Fund. Shareholder fees are paid directly from your account. Annual fund operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Institutional Class
Shareholder Fees	
(fees paid directly from your investment)	
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and paid directly from your investment)	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00
Annual Fund Operating Expenses	
(expenses that are deducted from Fund assets)	
Management Fees	1.10%[2]
Distribution and/or Service (12b-1) Fees	None
Other Expenses	
Other Operating Expenses	0.30%
Acquired Fund Fees and Expenses	0.01%[3]
Total Other Expenses	0.31%
Total Annual Operating Expenses	**1.41%**
Expense (Reduction)/Recoupment	(0.23%)
Net Annual Operating Expenses	**1.18%**[4]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual agreement to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) do not exceed 1.17% for Institutional Class shares. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived or expenses absorbed pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the fees were waived or expenses were absorbed.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for the Fund's Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost Institutional Class
1 Year	$120
3 Years	$423
5 Years	$749
10 Years	$1,672

Old Mutual Focused Fund

Morningstar Category:

Large Blend

Sub-Adviser:

Liberty Ridge Capital, Inc.[4]

Ticker symbols:

Class Z – OBFVX

Institutional Class – OIFCX

Investment Approach

The Fund, a non-diversified fund, seeks to provide investors with above-average total returns over a 3 to 5 year market cycle. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small, medium and large-cap companies. While the Fund may invest in companies of any market capitalization, the Fund generally invests in large-cap companies that Liberty Ridge, the Fund's Sub-Adviser, believes have sustainable long-term growth prospects but are currently trading at modest relative valuations. Equity securities in which the Fund may invest include common and preferred stock.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Non-Diversified Risk. The Fund is "non-diversified" which means that it may own larger positions in a smaller number of securities than funds that are "diversified." The Fund may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Fund's NAV and total return than a diversified fund. The Fund's share prices may also be more volatile than those of diversified funds.

Small and Mid-Cap Company Risk. While the Fund generally invests in large-cap companies, the Fund may invest in small-cap or mid-cap companies. While small-cap and mid-cap companies may offer greater potential for capital appreciation than larger more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap and mid-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap or mid-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

---

4   Effective on or about March 31, 2009, Liberty Ridge will cease providing sub-advisory services to the Old Mutual Focused Fund. A proposal regarding a replacement sub-adviser or other arrangements for continuous portfolio management will be made to shareholders of the Old Mutual Focused Fund on or around March 31, 2009.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



	2000	2001	2002	2003	2004	2005	2006	2007
	24.81%	3.44%	(28.63%)	33.36%	14.13%	1.93%	22.86%	2.99%

The Fund's Class Z shares year-to-date return as of September 30, 2008 was (16.88%).

Best Quarter	
1st Quarter 2000	29.53%

Worst Quarter	
3rd Quarter 2002	(18.74%)

The table below compares the average annual total return information for the Fund's Class Z and Institutional Class shares to the S&P 500® Index, a widely recognized, unmanaged index that measures the performance of large-cap stocks across all major industries.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Since Inception
Class Z	2/12/99			
Before Taxes		2.99%	14.44%	11.73%
After Taxes on Distributions		1.85%	14.15%	11.08%
After Taxes on Distributions and Sale of Fund Shares*		2.30%	12.57%	10.03%
Institutional Class	12/20/06			
Before Taxes		3.01%	N/A	2.34%
S&P 500® Index	2/12/99			
(Reflects No Deduction for Fees, Expenses or Taxes)		5.49%	12.83%	3.67%

* When the return After Taxes on Distributions and Sale of Fund Shares is greater than the return After Taxes on Distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

After-tax performance is shown for the Fund's Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.75%[2]	0.75%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Other Operating Expenses	0.61%	0.27%
Acquired Fund Fees and Expenses	0.01%[3]	0.01%[3]
Total Other Expenses	0.62%	0.28%
Total Annual Operating Expenses	**1.37%**	**1.03%**
Expense (Reduction)/Recoupment	(0.21%)	(0.22%)
Net Annual Operating Expenses	**1.16%**[4]	**0.81%**[4]

(1) To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2) The "Management Fees" information in the table includes fees for advisory and administrative services.

(3) The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4) These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.15% and 0.80% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 0.80% for each class and class level expenses are limited to 0.35% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	Institutional Class
1 Year	$118	$83
3 Years	$413	$306
5 Years	$730	$547
10 Years	$1,628	$1,239

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

Year	Initial Hypothetical $10,000 Investment			5% Assumed Rate of Return	
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.16%	3.84%	$10,384	$118
2	10.25%	1.37%	7.61%	$10,761	$145
3	15.76%	1.37%	11.52%	$11,152	$150
4	21.55%	1.37%	15.56%	$11,556	$156
5	27.63%	1.37%	19.76%	$11,976	$161
6	34.01%	1.37%	24.11%	$12,411	$167
7	40.71%	1.37%	28.61%	$12,861	$173
8	47.75%	1.37%	33.28%	$13,328	$179
9	55.13%	1.37%	38.12%	$13,812	$186
10	62.89%	1.37%	43.13%	$14,313	$193
Total Gain After Fees & Expenses				$4,313	
Total Annual Fees & Expenses					$1,628

Institutional Class Shares

Year	Initial Hypothetical $10,000 Investment			5% Assumed Rate of Return	
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.81%	4.19%	$10,419	$83
2	10.25%	1.03%	8.33%	$10,833	$109
3	15.76%	1.03%	12.63%	$11,263	$114
4	21.55%	1.03%	17.10%	$11,710	$118
5	27.63%	1.03%	21.75%	$12,175	$123
6	34.01%	1.03%	26.58%	$12,658	$128
7	40.71%	1.03%	31.61%	$13,161	$133
8	47.75%	1.03%	36.83%	$13,683	$138
9	55.13%	1.03%	42.26%	$14,226	$144
10	62.89%	1.03%	47.91%	$14,791	$149
Total Gain After Fees & Expenses				$4,791	
Total Annual Fees & Expenses					$1,239

Old Mutual Growth Fund

Morningstar Category:

Mid-Cap Growth

Sub-Advisers:

Munder Capital Management and Turner Investment Partners, LLC

Ticker symbols:

Class Z – OBHGX

Institutional Class – OIGHX

Investment Approach

The Fund seeks to provide investors with capital appreciation. To pursue this goal, the Fund normally invests at least 65% of its net assets in equity securities of small and mid-cap companies with favorable growth prospects. While the Fund may invest in both small and mid-cap companies, the Fund primarily invests in mid-cap companies. Equity securities in which the Fund may invest include common stocks and preferred stocks.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize a Sub-Adviser's determination of an investment's value or a Sub-Adviser may misgauge that value.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's growth style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Small and Mid-Cap Company Risk. The Fund primarily invests in mid-cap companies, and to a lesser extent, small-cap companies. While small-cap and mid-cap companies may offer greater potential for capital appreciation than larger more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap and mid-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap or mid-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of unmanaged securities indexes. All performance figures reflect reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. Prior to January 1, 2006, the Fund was managed by an investment adviser different than the Fund's current Adviser and Sub-Advisers and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



The Fund's Class Z shares year-to-date return as of September 30, 2008 was (26.02%).

	Best Quarter	
4th Quarter 1999		64.55%

	Worst Quarter	
4th Quarter 2000		(32.58%)

The table below compares the average annual total return information for Class Z and Institutional Class shares to the Russell Mid-Cap Growth Index and S&P MidCap 400® Index. The unmanaged Russell Mid-Cap Growth Index measures the performance of those securities in the Russell Mid-Cap Index with greater than average growth characteristics. The S&P MidCap 400® Index is a widely recognized, unmanaged mid-cap index of 400 domestic stocks chosen for their market capitalization, liquidity and industry group representations.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Since Inception[+]
Class Z	12/19/85			
Before Taxes		23.94%	14.89%	3.13%
After Taxes on Distributions		23.90%	14.88%	2.70%
After Taxes on Distributions and Sale of Fund Shares		15.56%	13.10%	2.63%
Institutional Class	12/20/06			
Before Taxes		23.94%	N/A	22.43%
Russell Mid-Cap Growth Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		11.43%	17.90%	7.59%
S&P MidCap 400® Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		7.98%	16.20%	11.20%

[+]   Returns are for past 10 years or since inception, whichever is less. Index return is for past 10 years.

After-tax performance is shown for Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.80%[2]	0.80%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.54%	3,577.41%
Total Annual Operating Expenses	**1.34%**	**3,578.21%**
Expense (Reduction)/Recoupment	(0.24%)	(3,577.26%)
Net Annual Operating Expenses	**1.10%**[3]	**0.95%**[3]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.10% and 0.95% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 0.875% for each class and class level expenses are limited to 0.225% and 0.075% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	Institutional Class
1 Year	$112	$97
3 Years	$401	$682
5 Years	$711	$1,294
10 Years	$1,592	$2,948

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.10%	3.90%	$10,390	$112
2	10.25%	1.34%	7.70%	$10,770	$142
3	15.76%	1.34%	11.64%	$11,164	$147
4	21.55%	1.34%	15.73%	$11,573	$152
5	27.63%	1.34%	19.97%	$11,997	$158
6	34.01%	1.34%	24.36%	$12,436	$164
7	40.71%	1.34%	28.91%	$12,891	$170
8	47.75%	1.34%	33.63%	$13,363	$176
9	55.13%	1.34%	38.52%	$13,852	$182
10	62.89%	1.34%	43.59%	$14,359	$189
Total Gain After Fees & Expenses				$4,359	
Total Annual Fees & Expenses					$1,592

Institutional Class Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.95%	4.05%	$10,405	$97
2	10.25%	2.75%	6.39%	$10,639	$289
3	15.76%	2.75%	8.78%	$10,878	$296
4	21.55%	2.75%	11.23%	$11,123	$303
5	27.63%	2.75%	13.74%	$11,374	$309
6	34.01%	2.75%	16.29%	$11,629	$316
7	40.71%	2.75%	18.91%	$11,891	$323
8	47.75%	2.75%	21.59%	$12,159	$331
9	55.13%	2.75%	24.32%	$12,432	$338
10	62.89%	2.75%	27.12%	$12,712	$346
Total Gain After Fees & Expenses				$2,712	
Total Annual Fees & Expenses					$2,948

Old Mutual Heitman REIT Fund

Morningstar Category:

Specialty – Real Estate

Sub-Adviser:

Heitman Real Estate Securities, LLC

Ticker symbols:

Class Z – OBRTX

Institutional Class – OIHRX

Investment Approach

The Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). Heitman, the Fund's Sub-Adviser, considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate. The equity securities in which the Fund may invest include common and preferred stocks.

REITs

A REIT is a separately managed trust that makes investments in various real estate businesses. A REIT is generally not taxed on income distributed to its shareholders if, among other things, it distributes to its shareholders substantially all of its taxable income for each taxable year.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund concentrates its investments in certain real estate related industries, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries. Real estate industries are particularly sensitive to the following economic factors: decreases in demand due to economic recessions; increases in supply due to overbuilding; interest rate changes; changes in zoning laws; changes in neighborhood values; increases in property taxes; casualty and condemnation losses; and regulatory limitations on rents.

REITs Risk. REITs may expose the Fund to similar risks associated with direct investment in real estate. REITs are dependent upon specialized management skills, have limited diversification and are generally dependent on their ability to generate cash flow to make distributions to shareholders.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of unmanaged securities indexes. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns for are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



(15.12%)	(1.16%)	24.90%	10.41%	2.60%	36.24%	34.96%	12.32%	31.96%	(17.84%)
1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

The Fund's Class Z shares year-to-date return as of September 30, 2008 was 2.08%.

Best Quarter	
4th Quarter 2004	16.11%

Worst Quarter	
4th Quarter 2007	(12.99%)

The table below compares the average annual total return information for the Fund's Class Z and Institutional Class shares to the Dow Jones Wilshire Real Estate Securities Index, a market capitalization weighted index of publicly traded real estate securities, including REITs, real estate operating companies and partnerships.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Since Inception+
Class Z	3/13/89			
Before Taxes		(17.84%)	17.49%	10.27%
After Taxes on Distributions		(22.65%)	14.03%	7.10%
After Taxes on Distributions and Sale of Fund Shares*		(8.14%)	14.29%	7.41%
Institutional Class	12/20/06			
Before Taxes		(17.78%)	N/A	(16.81%)
Dow Jones Wilshire Real Estate Securities Index (float adjusted)				
(Reflects No Deduction for Fees, Expenses or Taxes)		(17.66%)	18.64%	10.78%

+   Returns are for past 10 years or since inception, whichever is less. Index return is for past 10 years.

*   When the return After Taxes on Distributions and Sale of Fund Shares is greater than the return After Taxes on Distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

After-tax performance is shown for Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.90%[2]	0.90%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.46%	0.36%
Total Annual Operating Expenses	**1.36%**	**1.26%**
Expense (Reduction)/Recoupment	(0.11%)	(0.31%)
Net Annual Operating Expenses	**1.25%**[3]	**0.95%**[3]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.25% and 0.95% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 0.95% for each class and class level expenses are limited to 0.30% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	Institutional Class
1 Year	$127	$97
3 Years	$420	$370
5 Years	$734	$663
10 Years	$1,626	$1,496

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.25%	3.75%	$10,375	$127
2	10.25%	1.36%	7.53%	$10,753	$144
3	15.76%	1.36%	11.44%	$11,144	$149
4	21.55%	1.36%	15.50%	$11,550	$154
5	27.63%	1.36%	19.70%	$11,970	$160
6	34.01%	1.36%	24.06%	$12,406	$166
7	40.71%	1.36%	28.57%	$12,857	$172
8	47.75%	1.36%	33.25%	$13,325	$178
9	55.13%	1.36%	38.10%	$13,810	$185
10	62.89%	1.36%	43.13%	$14,313	$191
Total Gain After Fees & Expenses				$4,313	
Total Annual Fees & Expenses					$1,626

Institutional Class Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.95%	4.05%	$10,405	$97
2	10.25%	1.26%	7.94%	$10,794	$134
3	15.76%	1.26%	11.98%	$11,198	$139
4	21.55%	1.26%	16.17%	$11,617	$144
5	27.63%	1.26%	20.51%	$12,051	$149
6	34.01%	1.26%	25.02%	$12,502	$155
7	40.71%	1.26%	29.69%	$12,969	$160
8	47.75%	1.26%	34.54%	$13,454	$166
9	55.13%	1.26%	39.58%	$13,958	$173
10	62.89%	1.26%	44.80%	$14,480	$179
Total Gain After Fees & Expenses				$4,480	
Total Annual Fees & Expenses					$1,496

Old Mutual Large Cap Growth Fund

Morningstar Category:

Large Growth

Sub-Advisers:

Ashfield Capital Partners, LLC and Turner Investment Partners, LLC

Ticker symbols:

Class Z – OLCPX

Institutional Class – OILLX

Investment Approach

The Fund, a non-diversified fund, seeks to provide investors with long-term capital growth. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of large-cap companies with favorable growth prospects. For purposes of this Fund, large cap companies are those companies with market capitalizations within the market capitalization range of those companies in the Russell 1000® Growth Index. As of March 31, 2008, the Russell 1000® Growth Index included companies with market capitalizations between $155 million and $476 billion. The market capitalization of the companies in the Fund's portfolio and the Russell 1000® Growth Index changes over time and the Fund will not automatically sell or stop buying stock of a company it already owns if the company's market capitalization grows or falls out of this range. Each Sub-Adviser will invest the portion of the Fund it manages in not more than 40 large-cap companies. Equity securities in which the Fund may invest include common and preferred stocks.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize a Sub-Adviser's determination of an investment's value or a Sub-Adviser may misgauge that value.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's growth style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Non-Diversified Risk. The Fund is "non-diversified" which means that it may own larger positions in a smaller number of securities than funds that are "diversified." The Fund may invest up to 25% of its total assets in the securities of one issuer. This means that an increase or decrease in the value of a single security likely will have a greater impact on the Fund's NAV and total return than a diversified fund. The Fund's share prices may also be more volatile than those of diversified funds.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. Prior to January 1, 2006, the Fund was managed by an investment adviser different than the Fund's current Adviser and Sub-Advisers and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future. Prior to February 10, 2007, the Fund was co-managed by a sub-adviser other than Ashfield and the Fund's performance prior to that date may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



67.83%	102.94%	(22.08%)	(35.36%)	(31.43%)	32.95%	7.41%	5.33%	7.68%	22.17%
1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

The Fund's Class Z shares year-to-date return as of September 30, 2008 was (29.28%).

Best Quarter	
4th Quarter 1999	75.65%

Worst Quarter	
4th Quarter 2000	(33.11%)

The table below compares the average annual total return information for the Fund's Class Z and Institutional Class shares to the Russell 1000® Growth Index, a widely recognized, unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Since Inception+
Class Z	11/29/96			
Before Taxes		22.17%	14.62%	8.81%
After Taxes on Distributions		22.17%	14.62%	7.93%
After Taxes on Distributions and Sale of Fund Shares		14.41%	12.87%	7.53%
Institutional Class	12/20/06			
Before Taxes		22.33%	N/A	20.07%
Russell 1000® Growth Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		11.81%	12.11%	3.83%

+ Returns are for past 10 years or since inception, whichever is less. Index return is for past 10 years.

After-tax performance is shown for Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.85%[2]	0.85%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.78%	3,757.74%
Total Annual Operating Expenses	**1.63%**	**3,758.59%**
Expense (Reduction)/Recoupment	(0.38%)	(3,757.64%)
Net Annual Operating Expenses	**1.25%**[3]	**0.95%**[3]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services. Effective following the close of business on April 25, 2008, the Fund's Management Fee was reduced from 0.90% to 0.85%. As a result, the Total Annual Operating Expenses shown in the Fees and Expenses Table do not correlate with the Ratio of Gross Expenses to Average Net Assets shown in the Financial Highlights.

(3)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.25% and 0.95% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 0.95% for each class and class level expenses are limited to 0.30% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	**Institutional Class**
1 Year	$127	$97
3 Years	$477	$682
5 Years	$851	$1,294
10 Years	$1,901	$2,948

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.25%	3.75%	$10,375	$127
2	10.25%	1.63%	7.25%	$10,725	$172
3	15.76%	1.63%	10.86%	$11,086	$178
4	21.55%	1.63%	14.60%	$11,460	$184
5	27.63%	1.63%	18.46%	$11,846	$190
6	34.01%	1.63%	22.45%	$12,245	$196
7	40.71%	1.63%	26.58%	$12,658	$203
8	47.75%	1.63%	30.84%	$13,084	$210
9	55.13%	1.63%	35.25%	$13,525	$217
10	62.89%	1.63%	39.81%	$13,981	$224
Total Gain After Fees & Expenses				$3,981	
Total Annual Fees & Expenses					$1,901

Institutional Class Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.95%	4.05%	$10,405	$97
2	10.25%	2.75%	6.39%	$10,639	$289
3	15.76%	2.75%	8.78%	$10,878	$296
4	21.55%	2.75%	11.23%	$11,123	$303
5	27.63%	2.75%	13.74%	$11,374	$309
6	34.01%	2.75%	16.29%	$11,629	$316
7	40.71%	2.75%	18.91%	$11,891	$323
8	47.75%	2.75%	21.59%	$12,159	$331
9	55.13%	2.75%	24.32%	$12,432	$338
10	62.89%	2.75%	27.12%	$12,712	$346
Total Gain After Fees & Expenses				$2,712	
Total Annual Fees & Expenses					$2,948

Old Mutual Mid-Cap Fund[5]

Morningstar Category:

Mid-Cap Core

Sub-Adviser:

Liberty Ridge Capital, Inc.[6]

Ticker symbols:

Class Z – OBMEX

Institutional Class – OIMMX

Investment Approach

The Fund seeks to provide investors with above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies. For purposes of this Fund, mid-cap companies are those companies with market capitalizations similar to the companies in the S&P MidCap 400® Index. As of March 31, 2008, the S&P MidCap 400® Index included companies with market capitalizations between $262 million and $12.5 billion. The market capitalization of the companies in the Fund's portfolio and the S&P MidCap 400® Index changes over time and the Fund will not automatically sell or stop buying stock of a company it already owns if the company's market capitalization grows or falls out of this range. Equity securities in which the Fund may invest include common and preferred stocks.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Small and Mid-Cap Company Risk. The Fund primarily invests in mid-cap companies and also may invest in small-cap companies. While small-cap companies, and to an extent mid-cap companies, may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap and mid-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap or mid-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

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5   The Board of Trustees of the Trust approved the reorganization of the Old Mutual Mid-Cap Fund into the Old Mutual TS&W Mid-Cap Value Fund. Shareholders of the Old Mutual Mid-Cap Fund as of the close of business on December 10, 2008 will be asked to approve the reorganization at a shareholder meeting to be held on or about February 27, 2009. If approved by shareholders, and other closing conditions are satisfied, all of the assets and liabilities of the Old Mutual Mid-Cap Fund will become the assets and liabilities of the Old Mutual TS&W Mid-Cap Value Fund and shareholders of the Old Mutual Mid-Cap Fund will become shareholders of the Old Mutual TS&W Mid-Cap Value Fund. The value of each Old Mutual Mid-Cap Fund shareholder's account in the Old Mutual TS&W Mid-Cap Value Fund immediately after the reorganization will be equal to the value of such shareholder's account in the Old Mutual Mid-Cap Fund immediately prior to the reorganization. Old Mutual Mid-Cap Fund shareholders are not expected to be subject to Federal income taxes as a direct result of the reorganization. The reorganization is expected to be effective on or around the close of business on March 6, 2009.

6   Effective on or about March 31, 2009, Liberty Ridge will cease providing sub-advisory services. If the reorganization of the Old Mutual Mid-Cap Fund is not consummated, Old Mutual Capital will seek a replacement sub-adviser or make other arrangements for continuous portfolio management services to be provided to the Old Mutual Mid-Cap Fund.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



The Fund's Class Z shares year-to-date return as of September 30, 2008 was (21.17%).

Best Quarter	
4th Quarter 1998	30.07%

Worst Quarter	
3rd Quarter 2001	(18.53%)

The table below compares the average annual total return information for Class Z and Institutional Class shares to the S&P MidCap 400® Index, a widely recognized unmanaged index that measures the performance of 400 mid-cap stocks.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Since Inception[+]
Class Z	4/30/97			
Before Taxes		1.67%	14.25%	12.70%
After Taxes on Distributions		(4.71%)	11.02%	8.83%
After Taxes on Distributions and Sale of Fund Shares*		3.96%	11.40%	9.03%
Institutional Class	12/20/06			
Before Taxes		1.73%	N/A	1.68%
S&P MidCap 400® Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		7.98%	16.20%	11.20%

+ Returns are for past 10 years or since inception, whichever is less. Index return is for past 10 years.

* When the return After Taxes on Distributions and Sale of Fund Shares is greater than the return After Taxes on Distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

After-tax performance is shown for Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.95%[2]	0.95%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Other Operating Expenses	0.46%	0.78%
Acquired Fund Fees and Expenses	0.01%[3]	0.01%[3]
Total Other Expenses	0.47%	0.79%
Total Annual Operating Expenses	**1.42%**	**1.74%**
Expense (Reduction)/Recoupment	(0.21%)	(0.73%)
Net Annual Operating Expenses	**1.21%**[4]	**1.01%**[4]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.20% and 1.00% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 1.00% for each class and class level expenses are limited to 0.20% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

        Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	Institutional Class
1 Year	$123	$103
3 Years	$428	$477
5 Years	$756	$875
10 Years	$1,684	$1,991

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.21%	3.79%	$10,379	$123
2	10.25%	1.42%	7.51%	$10,751	$150
3	15.76%	1.42%	11.35%	$11,135	$155
4	21.55%	1.42%	15.34%	$11,534	$161
5	27.63%	1.42%	19.47%	$11,947	$167
6	34.01%	1.42%	23.75%	$12,375	$173
7	40.71%	1.42%	28.18%	$12,818	$179
8	47.75%	1.42%	32.77%	$13,277	$185
9	55.13%	1.42%	37.52%	$13,752	$192
10	62.89%	1.42%	42.44%	$14,244	$199
Total Gain After Fees & Expenses				$4,244	
Total Annual Fees & Expenses					$1,684

Institutional Class Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.01%	3.99%	$10,399	$103
2	10.25%	1.74%	7.38%	$10,738	$184
3	15.76%	1.74%	10.88%	$11,088	$190
4	21.55%	1.74%	14.50%	$11,450	$196
5	27.63%	1.74%	18.23%	$11,823	$202
6	34.01%	1.74%	22.08%	$12,208	$209
7	40.71%	1.74%	26.06%	$12,606	$216
8	47.75%	1.74%	30.17%	$13,017	$223
9	55.13%	1.74%	34.42%	$13,442	$230
10	62.89%	1.74%	38.80%	$13,880	$238
Total Gain After Fees & Expenses				$3,880	
Total Annual Fees & Expenses					$1,991

Old Mutual Select Growth Fund[7]

Morningstar Category:

Large Growth

Sub-Advisers:

Ashfield Capital Partners, LLC and Turner Investment Partners, LLC

Ticker symbols:

Class Z – OBHEX

Institutional Class – OIGSX

Investment Approach

The Fund, seeks to provide investors with long-term capital growth. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with favorable growth prospects. Each Sub-Adviser will invest its portion of the Fund in not more than 40 companies. While the Fund may invest in companies of any market capitalization, the Fund generally invests in large-cap companies. Equity securities in which the Fund may invest include common and preferred stocks.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize a Sub-Adviser's determination of an investment's value or a Sub-Adviser may misgauge that value.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's growth style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Small and Mid-Cap Company Risk. The Fund may invest in small-cap or mid-cap growth companies. While small-cap and mid-cap companies may offer greater potential for capital appreciation than larger more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap and mid-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap or mid-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. Prior to January 1, 2006, the Fund was managed by an investment adviser different than the Fund's current Adviser and Sub-Advisers and the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future. Prior to February 10, 2007, the Fund was co-managed by a sub-adviser other than Ashfield and the Fund's performance prior to that date may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

---

7   The Board of Trustees of the Trust approved the reorganization of the Old Mutual Select Growth Fund into the Old Mutual Large Cap Growth Fund. Shareholders of the Old Mutual Select Growth Fund as of the close of business on December 10, 2008 will be asked to approve the reorganization at a shareholder meeting to be held on or about February 27, 2009. If approved by shareholders, and other closing conditions are satisfied, all of the assets and liabilities of the Old Mutual Select Growth Fund will become the assets and liabilities of the Old Mutual Large Cap Growth Fund and shareholders of the Old Mutual Select Growth Fund will become shareholders of the Old Mutual Large Cap Growth Fund. The value of each Old Mutual Select Growth Fund shareholder's account in the Old Mutual Large Cap Growth Fund immediately after the reorganization will be equal to the value of such shareholder's account in the Old Mutual Select Growth Fund immediately prior to the reorganization. Old Mutual Select Growth Fund shareholders are not expected to be subject to Federal income taxes as a direct result of the reorganization. The reorganization is expected to be effective on or around the close of business on March 6, 2009.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



The Fund's Class Z shares year-to-date return as of September 30, 2008 was (33.75%).

Best Quarter	
4th Quarter 1999	130.62%

Worst Quarter	
4th Quarter 2000	(43.15%)

The table below compares the average annual total return information for the Fund's Class Z and Institutional Class shares to the Russell 3000® Growth Index, a widely recognized, unmanaged index that measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Since Inception+
Class Z	4/5/95			
Before Taxes		26.53%	14.54%	6.08%
After Taxes on Distributions		26.53%	14.54%	5.59%
After Taxes on Distributions and Sale of Fund Shares		17.25%	12.79%	5.21%
Institutional Class	12/20/06			
Before Taxes		26.74%	N/A	23.95%
Russell 3000® Growth Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		11.40%	12.42%	3.83%

+   Returns are for past 10 years or since inception, whichever is less. Index return is for past 10 years.

After-tax performance is shown for the Fund's Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.90%[2]	0.90%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.79%	127.24%
Total Annual Operating Expenses	**1.69%**	**128.14%**
Expense (Reduction)/Recoupment	(0.44%)	(127.19%)
Net Annual Operating Expenses	**1.25%**[3]	**0.95%**[3]

(1) To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2) The "Management Fees" information in the table includes fees for advisory and administrative services.

(3) These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.25% and 0.95% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 0.95% for each class and class level expenses are limited to 0.30% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	Institutional Class
1 Year	$127	$97
3 Years	$489	$682
5 Years	$876	$1,294
10 Years	$1,961	$2,948

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.25%	3.75%	$10,375	$127
2	10.25%	1.69%	7.18%	$10,718	$178
3	15.76%	1.69%	10.73%	$11,073	$184
4	21.55%	1.69%	14.40%	$11,440	$190
5	27.63%	1.69%	18.18%	$11,818	$197
6	34.01%	1.69%	22.10%	$12,210	$203
7	40.71%	1.69%	26.14%	$12,614	$210
8	47.75%	1.69%	30.31%	$13,031	$217
9	55.13%	1.69%	34.63%	$13,463	$224
10	62.89%	1.69%	39.08%	$13,908	$231
Total Gain After Fees & Expenses				$3,908	
Total Annual Fees & Expenses					$1,961

Institutional Class Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.95%	4.05%	$10,405	$97
2	10.25%	2.75%	6.39%	$10,639	$289
3	15.76%	2.75%	8.78%	$10,878	$296
4	21.55%	2.75%	11.23%	$11,123	$303
5	27.63%	2.75%	13.74%	$11,374	$309
6	34.01%	2.75%	16.29%	$11,629	$316
7	40.71%	2.75%	18.91%	$11,891	$323
8	47.75%	2.75%	21.59%	$12,159	$331
9	55.13%	2.75%	24.32%	$12,432	$338
10	62.89%	2.75%	27.12%	$12,712	$346
Total Gain After Fees & Expenses				$2,712	
Total Annual Fees & Expenses					$2,948

Old Mutual Small Cap Fund[8]

Morningstar Category:

Small Blend

Sub-Advisers:

Eagle Asset Management, Inc. and Liberty Ridge Capital, Inc.[9]

Ticker symbols:

Class Z – OBSWX

Institutional Class – OICSX

Investment Approach

The Fund seeks to provide investors with above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies. For purposes of this Fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000® Index. As of March 31, 2008, the Russell 2000® Index included companies with market capitalizations between $25 million and $6.8 billion. The market capitalization of the companies in the Fund's portfolio and the Russell 2000® Index changes over time and the Fund will not automatically sell or stop buying stock of a company it already owns if the company's market capitalization grows or falls out of this range. Equity securities in which the Fund may invest include common and preferred stocks.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize a Sub-Adviser's determination of an investment's value or a Sub-Adviser may misgauge that value.

Small Company Risk. The Fund invests primarily in small-cap companies. While small-cap companies may offer greater potential for capital appreciation than larger more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. As of January 1, 2006, certain of the Fund's assets began to be managed by a Sub-Adviser different than the Fund's former adviser, and the Fund's former adviser became a Sub-Adviser to the Fund. As a result, the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

---

8   The Board of Trustees of the Trust approved the reorganization of the Old Mutual Small Cap Fund into the Old Mutual TS&W Small Cap Value Fund. Shareholders of the Old Mutual Small Cap Fund as of the close of business on December 10, 2008 will be asked to approve the reorganization at a shareholder meeting to be held on or about February 27, 2009. If approved by shareholders, and other closing conditions are satisfied, all of the assets and liabilities of the Old Mutual Small Cap Fund will become the assets and liabilities of the Old Mutual TS&W Small Cap Value Fund and shareholders of the Old Mutual Small Cap Fund will become shareholders of the Old Mutual TS&W Small Cap Value Fund. The value of each Old Mutual Small Cap Fund shareholder's account in the Old Mutual TS&W Small Cap Value Fund immediately after the reorganization will be equal to the value of such shareholder's account in the Old Mutual Small Cap Fund immediately prior to the reorganization. Old Mutual Small Cap Fund shareholders are not expected to be subject to Federal income taxes as a direct result of the reorganization. The reorganization is expected to be effective on or around the close of business on March 6, 2009.

9   Effective on or about March 31, 2009, Liberty Ridge will cease providing sub-advisory services. If the reorganization of the Old Mutual Small Cap Fund is not consummated, Old Mutual Capital will seek a replacement sub-adviser or make other arrangements for continuous portfolio management services to be provided to the Old Mutual Small Cap Fund.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



1.13%
18.63%
32.87%
4.93%
(31.98%)
38.82%
15.60%
2.04%
16.70%
6.73%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

The Fund's Class Z shares year-to-date return as of September 30, 2008 was (13.24%).

Best Quarter	
4th Quarter 2001	25.70%

Worst Quarter	
3rd Quarter 2002	(22.04%)

The table below compares the average annual total return information for the Fund's Class Z and Institutional Class shares to the Russell 2000® Index, a widely recognized, unmanaged index that tracks the performance of 2,000 small-cap stocks.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Since Inception+
Class Z	4/30/97			
Before Taxes		6.73%	15.32%	8.78%
After Taxes on Distributions		6.42%	15.25%	8.29%
After Taxes on Distributions and Sale of Fund Shares		4.37%	13.46%	7.43%
Institutional Class	12/20/06			
Before Taxes		6.82%	N/A	7.23%
Russell 2000® Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		(1.57%)	16.25%	7.08%

\+ Returns are for past 10 years or since inception, whichever is less. Index return is for past 10 years.

After-tax performance is shown for Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	1.00%[2]	1.00%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Other Operating Expenses	0.65%	3,856.33%
Acquired Fund Fees and Expenses	0.01%[3]	0.01%[3]
Total Other Expenses	0.66%	3,856.34%
Total Annual Operating Expenses	**1.66%**	**3,857.34%**
Expense (Reduction)/Recoupment	(0.40%)	(3,856.23%)
Net Annual Operating Expenses	**1.26%**[4]	**1.11%**[4]

(1) To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2) The "Management Fees" information in the table includes fees for advisory and administrative services.

(3) The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4) These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.25% and 1.10% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 1.10% for each class and class level expenses are limited to 0.15% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment as described in footnote 3 to the Fees and Expenses Table above. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	Institutional Class
1 Year	$128	$113
3 Years	$484	$699
5 Years	$864	$1,312
10 Years	$1,931	$2,969

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.26%	3.74%	$10,374	$128
2	10.25%	1.66%	7.20%	$10,720	$175
3	15.76%	1.66%	10.79%	$11,079	$181
4	21.55%	1.66%	14.49%	$11,449	$187
5	27.63%	1.66%	18.31%	$11,831	$193
6	34.01%	1.66%	22.26%	$12,226	$200
7	40.71%	1.66%	26.34%	$12,634	$206
8	47.75%	1.66%	30.56%	$13,056	$213
9	55.13%	1.66%	34.93%	$13,493	$220
10	62.89%	1.66%	39.43%	$13,943	$228
Total Gain After Fees & Expenses				$3,943	
Total Annual Fees & Expenses					$1,931

Institutional Class Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.11%	3.89%	$10,389	$113
2	10.25%	2.76%	6.22%	$10,622	$290
3	15.76%	2.76%	8.60%	$10,860	$296
4	21.55%	2.76%	11.03%	$11,103	$303
5	27.63%	2.76%	13.52%	$11,352	$310
6	34.01%	2.76%	16.06%	$11,606	$317
7	40.71%	2.76%	18.66%	$11,866	$324
8	47.75%	2.76%	21.32%	$12,132	$331
9	55.13%	2.76%	24.03%	$12,403	$339
10	62.89%	2.76%	26.81%	$12,681	$346
Total Gain After Fees & Expenses				$2,681	
Total Annual Fees & Expenses					$2,969

Old Mutual Strategic Small Company Fund

Morningstar Category:

Small Growth

Sub-Advisers:

Copper Rock Capital Partners, LLC; Eagle Asset Management, Inc.; and Liberty Ridge Capital, Inc.[10]

Ticker symbols:

Class Z – OSSCX

Institutional Class – OISSX

Investment Approach

The Fund seeks to provide investors with capital growth. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies. For purposes of this Fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000® Index. As of March 31, 2008, the Russell 2000® Index included companies with market capitalizations between $25 million and $6.8 billion. The market capitalization of the companies in the Fund's portfolio and the Russell 2000® Index changes over time and the Fund will not automatically sell or stop buying stock of a company it already owns if the company's market capitalization grows or falls out of this range. The Fund's investments are allocated between companies with growth prospects, companies with value characteristics, and companies that may have growth and value characteristics. Equity securities in which the Fund may invest include common and preferred stocks.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize a Sub-Adviser's determination of an investment's value or a Sub-Adviser may misgauge that value.

Small Company Risk. The Fund invests primarily in small-cap companies. While small-cap companies may offer greater potential for capital appreciation than larger more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. As of January 1, 2006, certain of the Fund's assets began to be managed by Sub-Advisers different than the Fund's former adviser, and the Fund's former adviser became a Sub-Adviser to the Fund. As a result, the Fund's performance prior to January 1, 2006 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

---

10   The Board has approved the addition of Ashfield as a new sub-adviser to the Old Mutual Strategic Small Company Fund. Shareholders of the Old Mutual Strategic Small Company Fund as of the close of business on December 10, 2008 will be asked to approve the addition of Ashfield at a shareholder meeting to be held on or about February 20, 2009. If approved by shareholders, Ashfield would begin providing sub-advisory services to a portion of the Strategic Small Company Fund's assets on or about February 28, 2009. The Board has also approved the termination of Liberty Ridge as a sub-adviser to the Old Mutual Strategic Small Company Fund, which will be effective the earlier of the date Ashfield's appointment as a new sub-adviser becomes effective and March 31, 2009.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
2.13%	51.79%	11.89%	(9.97%)	(33.31%)	47.21%	11.21%	5.81%	11.47%	12.20%

The Fund's Class Z shares year-to-date return as of September 30, 2008 was (23.38%).

Best Quarter	
4th Quarter 1999	36.16%

Worst Quarter	
3rd Quarter 1998	(23.48%)

The table below compares the average annual total return information for the Fund's Class Z and Institutional Class shares to the Russell 2000® Index, a widely recognized, unmanaged index that tracks the performance of 2000 small-cap stocks.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years or Since Inception+
Class Z	12/31/96			
Before Taxes		12.20%	16.72%	8.48%
After Taxes on Distributions		6.20%	14.49%	6.55%
After Taxes on Distributions and Sale of Fund Shares*		9.19%	13.97%	6.58%
Institutional Class	12/20/06			
Before Taxes		12.43%	N/A	12.55%
Russell 2000® Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		(1.57%)	16.25%	7.08%

+   Returns are for past 10 years or since inception, whichever is less. Index return is for past 10 years.

*   When the return After Taxes on Distributions and Sale of Fund Shares is greater than the return After Taxes on Distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

After-tax performance is shown for Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.95%[2]	0.95%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Other Operating Expenses	0.79%	3,634.29%
Acquired Fund Fees and Expenses	0.01%[3]	0.01%[3]
Total Other Expenses	0.80%	3,634.30%
Total Annual Operating Expenses	**1.75%**	**3,635.25%**
Expense (Reduction)/Recoupment	(0.39%)	(3,634.14%)
Net Annual Operating Expenses	**1.36%**[4]	**1.11%**[4]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.35% and 1.10% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 1.10% for each class and class level expenses are limited to 0.25% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

    Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

| | Your Cost | |
	Class Z	Institutional Class
1 Year	$138	$113
3 Years	$512	$699
5 Years	$911	$1,312
10 Years	$2,028	$2,969

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.36%	3.64%	$10,364	$138
2	10.25%	1.75%	7.01%	$10,701	$184
3	15.76%	1.75%	10.49%	$11,049	$190
4	21.55%	1.75%	14.08%	$11,408	$196
5	27.63%	1.75%	17.78%	$11,778	$203
6	34.01%	1.75%	21.61%	$12,161	$209
7	40.71%	1.75%	25.56%	$12,556	$216
8	47.75%	1.75%	29.65%	$12,965	$223
9	55.13%	1.75%	33.86%	$13,386	$231
10	62.89%	1.75%	38.21%	$13,821	$238
Total Gain After Fees & Expenses				$3,821	
Total Annual Fees & Expenses					$2,028

Institutional Class Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.11%	3.89%	$10,389	$113
2	10.25%	2.76%	6.22%	$10,622	$290
3	15.76%	2.76%	8.60%	$10,860	$296
4	21.55%	2.76%	11.03%	$11,103	$303
5	27.63%	2.76%	13.52%	$11,352	$310
6	34.01%	2.76%	16.06%	$11,606	$317
7	40.71%	2.76%	18.66%	$11,866	$324
8	47.75%	2.76%	21.32%	$12,132	$331
9	55.13%	2.76%	24.03%	$12,403	$339
10	62.89%	2.76%	26.81%	$12,681	$346
Total Gain After Fees & Expenses				$2,681	
Total Annual Fees & Expenses					$2,969

Old Mutual TS&W Mid-Cap Value Fund

Morningstar Category:

Mid-Cap Value

Sub-Adviser:

Thompson Siegel & Walmsley, LLC

Ticker symbols:

Class Z – OTMZX

Institutional Class – OTMIX

Investment Approach

The Fund seeks to provide investors with long-term capital growth. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this Fund, mid-cap companies are those companies with market capitalizations similar to the companies in the Russell MidCap® Value Index. As of March 31, 2008, the Russell MidCap Value Index included companies with market capitalizations between $156 million and $45.7 billion. The market capitalization of the companies in the Fund's portfolio and the Russell MidCap Value Index changes over time and the Fund will not automatically sell or stop buying stock of a company it already owns if the company's market capitalization grows or falls out of this range. The securities held in the Fund are primarily common stocks that TS&W, the Fund's Sub-Adviser, believes present a value or potential worth that is not recognized by prevailing market prices or that have experienced some fundamental changes and are intrinsically undervalued by the investment community. Equity securities in which the Fund may invest include common and preferred stocks.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Small and Mid-Cap Company Risk. The Fund primarily invests in mid-cap companies and also may invest in small-cap companies. While small-cap companies, and to an extent mid-cap companies, may offer greater potential for capital appreciation than larger and more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap and mid-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap or mid-cap issuer at an acceptable price, especially in periods of market volatility.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's value style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles. Value stocks can react differently to issuer, political, market and economic developments than the market as a whole and other types of stocks. In addition, the Fund's value approach carries the risks that the market will not recognize a security's intrinsic value for a long time or that a stock judged to be undervalued may actually be appropriately priced.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

Performance information is not presented because the Fund is new. Performance information will be presented for the Fund after it has been in operation for one complete calendar year.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you would pay as an investor in this Fund. Shareholder fees are paid directly from your account. Annual fund operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and paid directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.95%[2]	0.95%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Other Operating Expenses	0.24%[3]	0.15%
Acquired Fund Fees and Expenses	0.01%[4]	0.01%[4]
Total Other Expenses	0.25%	0.16%
Total Annual Operating Expenses	**1.20%**	**1.11%**
Expense (Reduction)/Recoupment	(0.07%)	(0.10%)
Net Annual Operating Expenses	**1.13%**[5]	**1.01%**[5]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or CDSCs, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   Because Class Z is new, the "Other Operating Expenses" for Class Z are based on estimated amounts for the current fiscal year.

(4)   The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(5)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual agreement to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the total annual operating expenses (excluding (i) interest, taxes, brokerage costs and commissions, dividends on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles; and (ii) other extraordinary expenses not incurred in the ordinary course of the Fund's business) do not exceed 1.12% and 1.00% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 1.00% for each class and class level expenses are limited to 0.12% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived or expenses absorbed pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

    Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	**Institutional Class**
1 Year	$115	$103
3 Years	$374	$343
5 Years	$653	$602
10 Years	$1,448	$1,343

Old Mutual TS&W Small Cap Value Fund

Morningstar Category:

Small Blend

Sub-Adviser:

Thompson Siegel & Walmsley, LLC

Ticker symbols:

Class Z – OSMVX

Institutional Class – OICVX

Investment Approach

The Fund seeks to provide investors with long-term capital growth. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with value characteristics. For purposes of this Fund, small cap companies are those companies with market capitalizations similar to the companies in the Russell 2000® Value Index. As of March 31, 2008, the Russell 2000® Value Index included companies with market capitalizations between $25 million and $5.7 billion. The market capitalization of the companies in the Fund's portfolio and the Russell 2000® Value Index changes over time and the Fund will not automatically sell or stop buying stock of a company it already owns if the company's market capitalization grows or falls out of this range. The securities held in the Fund are primarily common stocks that TS&W, the Fund's Sub-Adviser, believes present a value or potential worth that is not recognized by prevailing market prices or that have experienced some fundamental changes and are intrinsically undervalued by the investment community. Equity securities in which the Fund may invest include common and preferred stocks.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Stock Market Risk. The value of the stocks and other securities owned by the Fund will fluctuate depending on the performance of the companies that issued them, general market and economic conditions, and investor confidence. The market may also fail to recognize the Sub-Adviser's determination of an investment's value or the Sub-Adviser may misgauge that value.

Small Company Risk. The Fund invests primarily in small-cap companies. While small-cap companies may offer greater potential for capital appreciation than larger more established companies, they may also involve greater risk of loss and price fluctuation. The trading markets for securities of small-cap issuers may be less liquid and more volatile than securities of larger companies. This means that the Fund could have greater difficulty buying or selling a security of a small-cap issuer at an acceptable price, especially in periods of market volatility.

Investment Style Risk. Market performance tends to be cyclical, and during various cycles, certain investment styles may fall in and out of favor. The market may not favor the Fund's value style of investing, and the Fund's returns may vary considerably from other equity funds using different investment styles.

Industry and Sector Risk. Companies that have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may focus its investments in certain industries within certain sectors, which may cause the Fund's performance to be susceptible to the economic, business or other developments that affect those industries.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. Prior to July 25, 2003, the Class Z shares of the Fund were known as the TS&W Small Cap Value Fund, LLC. On July 25, 2003, the Fund acquired the assets of the TS&W Small Cap Value Fund, LLC ("Predecessor Fund"). The Predecessor Fund was managed by TS&W and had investment goals, strategies and policies that were substantially similar to the Fund's. However, the Predecessor Fund was not registered under the Investment Company Act of 1940, as amended ("1940 Act"), nor was it subject to certain investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Internal Revenue Code, and the Fund's performance prior to July 25, 2003 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



	2001	2002	2003	2004	2005	2006	2007
	17.63%	(0.86%)	43.24%	30.60%	8.43%	19.51%	1.36%

The Fund's Class Z shares year-to-date return as of September 30, 2008 was (10.47%).

Best Quarter	
2nd Quarter 2003	18.82%

Worst Quarter	
3rd Quarter 2002	(15.85%)

The table below compares the average annual total return information for the Fund's Class Z shares to the Russell 2000® Value Index, a widely recognized, unmanaged index that tracks the performance of the 2,000 small-cap companies in the Russell 2000® Value Index with lower price-to-book ratios and lower forecasted growth values. Performance for Institutional Class shares is not provided because the share class is new.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Since Inception
Class Z	7/31/00			
Before Taxes		1.36%	19.70%	17.88%
After Taxes on Distributions*		(1.09%)	N/A	N/A
After Taxes on Distributions and Sale of Fund Shares*^		3.79%	N/A	N/A
Russell 2000® Value Index				
(Reflects No Deduction for Fees, Expenses or Taxes)		(9.78%)	15.80%	9.06%

* The Past 5 Years and Since Inception returns After Taxes on Distributions and After Taxes on Distributions and Sale of Fund Shares are not shown for the Predecessor Fund as the Predecessor Fund was not registered under the 1940 Act and, unlike a registered investment company, was not required to make distributions. The average annual total return of the Class Z shares before taxes from July 25, 2003 (the date the Fund acquired the Predecessor Fund) to December 31, 2007, was 18.17%. The average annual total returns of the Class Z shares After Taxes on Distributions and After Taxes on Distributions and Sale of Fund Shares from July 25, 2003 to December 31, 2007, were 16.41% and 15.79%, respectively.

^ When the return After Taxes on Distributions and Sale of Fund Shares is greater than the return After Taxes on Distributions, it is because of realized losses. If realized losses occur upon the sale of Fund shares, the capital loss is recorded as a tax benefit, which increases the return.

After-tax performance is shown for the Fund's Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	1.10%[2]	1.10%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Other Operating Expenses	0.39%	0.22%[3]
Acquired Fund Fees and Expenses	0.01%[4]	0.01%[4]
Total Other Expenses	0.40%	0.23%
Total Annual Operating Expenses	**1.50%**	**1.33%**
Expense (Reduction)/Recoupment	(0.19%)	(0.17%)
Net Annual Operating Expenses	**1.31%**[5]	**1.16%**[5]

(1) To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2) The "Management Fees" information in the table includes fees for advisory and administrative services.

(3) Because Institutional Class is new, the "Other Operating Expenses" for Institutional Class are based on estimated amounts for the current fiscal year.

(4) The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(5) These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 1.30% and 1.15% for the Fund's Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 1.15% for each class and class level expenses are limited to 0.15% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	Institutional Class
1 Year	$133	$135
3 Years	$455	$421
5 Years	$800	$728
10 Years	$1,774	$1,600

Performance Example

The following table summarizes the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The table shows the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The table also assumes the reinvestment of all dividends and distributions.

Class Z Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.31%	3.69%	$10,369	$133
2	10.25%	1.50%	7.32%	$10,732	$158
3	15.76%	1.50%	11.08%	$11,108	$164
4	21.55%	1.50%	14.96%	$11,496	$170
5	27.63%	1.50%	18.99%	$11,899	$175
6	34.01%	1.50%	23.15%	$12,315	$182
7	40.71%	1.50%	27.46%	$12,746	$188
8	47.75%	1.50%	31.92%	$13,192	$195
9	55.13%	1.50%	36.54%	$13,654	$201
10	62.89%	1.50%	41.32%	$14,132	$208
Total Gain After Fees & Expenses				$4,132	
Total Annual Fees & Expenses					$1,774

Institutional Class Shares

| Year | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	1.33%	3.67%	$10,367	$135
2	10.25%	1.33%	7.47%	$10,747	$140
3	15.76%	1.33%	11.42%	$11,142	$146
4	21.55%	1.33%	15.51%	$11,551	$151
5	27.63%	1.33%	19.75%	$11,975	$156
6	34.01%	1.33%	24.14%	$12,414	$162
7	40.71%	1.33%	28.70%	$12,870	$168
8	47.75%	1.33%	33.42%	$13,342	$174
9	55.13%	1.33%	38.32%	$13,832	$181
10	62.89%	1.33%	43.39%	$14,339	$187
Total Gain After Fees & Expenses				$4,339	
Total Annual Fees & Expenses					$1,600

Old Mutual Barrow Hanley Core Bond Fund

Morningstar Category:

U.S. Fixed Income

Sub-Adviser:

Barrow, Hanley, Mewhinney & Strauss, Inc.

Ticker symbol:

Institutional Class – OCBIX

Investment Approach

The Fund seeks to maximize total return. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in fixed income securities of varying maturities. Fixed income securities may include U.S. government securities, including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations, and asset-backed securities. The Fund's investments in U.S. government securities include securities issued by or guaranteed by the U.S. government or its agencies or federally-chartered corporate entities referred to as "instrumentalities." The Fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The Fund also may invest up to 20% of its total assets in non-investment grade securities or, if unrated, securities determined by Barrow Hanley to be of comparable quality.

The Fund has no limitations on the range of maturities of the fixed income securities in which it can invest and, therefore, may hold bonds with short-, medium-, or long-term maturities. Barrow Hanley will generally maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Lehman Brothers U.S. Aggregate Index. Barrow Hanley will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization ("NRSRO").

Bonds and Maturity

A bond is an IOU (debt security) issued by a government or corporation that pays a stated rate of interest and returns the face value on the maturity date. Maturity is the length of time until a bond or other debt instrument "matures" or becomes due and payable.

Duration is a measure that enables fixed income securities of different maturities and coupon rates to be compared. Duration measures the expected life of a fixed income security and is used to determine the sensitivity of a security's price to changes in interest rates. The longer a security's duration, the more sensitive it will be to changes in interest rates.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Credit Risk. The value of the debt securities held by the Fund fluctuates with the credit quality of the issuers of those securities. Credit risk relates to the ability of the issuer to make payments of principal and interest when due, including default risk. Securities issued by certain U.S. government agencies and instrumentalities, such as the Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Bank, Federal Home Loan Mortgage Corporation ("Freddie Mac") and Tennessee Valley Authority, are not supported by the full faith and credit of the U.S. Treasury, but only by their ability to borrow from the Treasury, other forms of governmental support, or by their own credit. Therefore, these securities have greater credit risk than Treasury securities. Investment grade corporate bonds can be impacted by deteriorating business conditions which can adversely impact an issuer's ability to pay interest and, in extreme cases, its ability to pay principal.

Interest Rate Risk. When interest rates change, the value of the Fund's holdings will be affected. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values. Securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations.

Prepayment Risk. This risk relates primarily to mortgage-backed securities. During a period of declining interest rates, homeowners may refinance their high-rate mortgages and prepay the principal. Cash from these prepayments flows through to prepay the mortgage-backed securities, necessitating reinvestment in bonds with lower interest rates, which may lower the return of the Fund.

High Yield Risk. High yield securities (commonly known as "junk bonds") which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. These securities may be considered speculative with respect to the issuer's continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for high yield bonds and reduce the Fund's ability to sell these securities (liquidity risk). High yield issuers may have a larger amount of outstanding debt relative to their assets than issuers of investment grade bonds. In the event of an issuer's bankruptcy, claims of other creditors may have priority over the claims of high yield bond holders, leaving few or no assets available to repay high yield bond holders. If the issuer of a security is in default with respect to interest or principal payments, the Fund may lose its investment in the issue. Prices of high yield bonds are subject to extreme price fluctuations. Adverse changes to the issuer's industry and general economic conditions may have a greater impact on the prices of high yield bonds than on those of other higher rated fixed-income securities. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

Changes in Debt Ratings. If a rating agency gives a debt security a lower rating, the value of the security may decline because investors may demand a higher rate of return.

Performance Information

Performance information is not presented since the Fund is new. Performance will be presented for the Fund after it has been operating for one complete calendar year.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you would pay as an investor in this Fund. Shareholder fees are paid directly from your account. Annual fund operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Institutional Class
Shareholder Fees (fees paid directly from your investment)	
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and paid directly from your investment)	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management Fees	0.60%[2]
Distribution and/or Service (12b-1) Fees	None
Other Expenses	
Other Operating Expenses	0.35%
Acquired Fund Fees and Expenses	0.01%[3]
Total Other Expenses	0.36%
Total Annual Operating Expenses	**0.96%**
Expense (Reduction)/Recoupment	(0.25%)
Net Annual Operating Expenses	**0.71%**[4]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual agreement, which extends through July 31, 2009, to reimburse expenses incurred by each class of the Fund to the extent necessary to limit class expenses and Fund level expenses so that annual fund operating expenses (excluding (i) interest, taxes, brokerage costs and commissions, dividends on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles; and (ii) other extraordinary expenses not incurred in the ordinary course of the Fund's business) ("Operating Expenses") do not exceed 0.70% for Institutional Class shares of the Fund. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived or expenses absorbed pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for the Fund's Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost Institutional Class
1 Year	$73
3 Years	$281
5 Years	$507
10 Years	$1,157

Old Mutual Cash Reserves Fund

Sub-Adviser:

Wellington Management Company, LLP

Ticker symbols:

Class Z – OBCXX

Institutional Class – OCIXX

Investment Approach

The Fund seeks to provide investors with current income while preserving principal and maintaining liquidity. To pursue this goal, the Fund invests exclusively in short-term U.S. dollar-denominated debt obligations of U.S. or foreign issuers that are rated in one of the two highest rating categories by any two nationally recognized rating organizations or that are unrated securities of comparable quality. The Fund's holdings are primarily U.S. money market instruments, such as asset-backed securities, certificates of deposit ("CDs"), commercial paper and corporate obligations, that Wellington Management, the Fund's Sub-Adviser, believes offer the most attractive income potential without undue risk.

Money Market

The Money Market is the securities market that exists to provide very short term funding to corporations, municipalities and the U.S. government. The money market specializes in debt securities that mature in less than thirteen months.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Interest Rate Risk. When interest rates change, the Fund's yield will be affected. An increase in interest rates tends to increase the Fund's yield, while a decline in interest rates tends to reduce its yield.

Credit Risk. The value of debt securities held by the Fund fluctuates with the credit quality of the issuers of those securities. Credit risk relates to the ability of the issuer to meet interest or principal payments, or both, as they become due.

Inflation Risk. Inflation risk is the risk that your investment will not provide enough income to keep pace with inflation.

Non-Diversified Fund Risk. The Fund is "non-diversified," which means that it may own larger positions in a smaller number of securities than funds that are "diversified." The Fund may invest up to 25% of its total assets in the securities of one issuer. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of issuer, and changes in general economic or political conditions can affect a security's credit quality or value. This means that an increase or decrease in the value of a single issuer may have an impact on the Fund's yield.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Commercial Paper

Commercial paper is a money market instrument that is a short-term promissory note issued by a corporation.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



5.00%	4.60%	5.96%	3.58%	1.11%	0.40%	0.54%	2.45%	4.36%	4.57%
1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

The Fund's Class Z shares year-to-date return as of September 30, 2008 was 1.73%.

Best Quarter	
3rd Quarter 2000	1.55%

Worst Quarter	
2nd Quarter 2004	0.06%

The table below provides average annual total return information for the Fund's Class Z shares. The Fund's average annual total return is compared to the Lipper Money Market Funds Average, a widely recognized composite of money market funds that invest in one of the two highest credit quality short-term money market instruments. Performance for Institutional Class shares is not provided as that share class does not have a full calendar year of performance.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Past 10 Years
Class Z	4/4/95			
Before Taxes		4.57%	2.45%	3.24%
Lipper Money Market Funds Average				
(Reflects No Deduction for Fees, Expenses or Taxes)		4.49%	2.40%	3.17%

To obtain information about the Fund's current yield, call 888-772-2888.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	Not Applicable	Not Applicable
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.40%[1]	0.40%[1]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.59%	1,508.72%[2]
Total Annual Operating Expenses	**0.99%**	**1,509.12%**
Expense (Reduction)/Recoupment	(0.26%)	(1,508.39%)
Net Annual Operating Expenses	**0.73%**[3]	**0.73%**[3]

(1)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(2)   Because Institutional Class is new, the "Other Expenses" are based on estimated amounts for the current fiscal year.

(3)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, litigation, indemnification, and extraordinary expenses) to 0.73% and 0.73% for the Fund's Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 0.45% and class level expenses are limited to 0.28% and 0.28% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

    Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	**Institutional Class**
1 Year	$75	$75
3 Years	$290	$661
5 Years	$522	$1,274
10 Years	$1,189	$2,931

Performance Example

The following table summarizes the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The table shows the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The table also assumes the reinvestment of all dividends and distributions.

Class Z Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.73%	4.27%	$10,427	$75
2	10.25%	0.99%	8.45%	$10,845	$105
3	15.76%	0.99%	12.80%	$11,280	$110
4	21.55%	0.99%	17.32%	$11,732	$114
5	27.63%	0.99%	22.03%	$12,203	$118
6	34.01%	0.99%	26.92%	$12,692	$123
7	40.71%	0.99%	32.01%	$13,201	$128
8	47.75%	0.99%	37.30%	$13,730	$133
9	55.13%	0.99%	42.81%	$14,281	$139
10	62.89%	0.99%	48.54%	$14,854	$144
Total Gain After Fees & Expenses				$4,854	
Total Annual Fees & Expenses					$1,189

Institutional Class Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.73%	4.27%	$10,427	$75
2	10.25%	2.75%	6.62%	$10,662	$290
3	15.76%	2.75%	9.01%	$10,901	$296
4	21.55%	2.75%	11.47%	$11,147	$303
5	27.63%	2.75%	13.98%	$11,398	$310
6	34.01%	2.75%	16.54%	$11,654	$317
7	40.71%	2.75%	19.16%	$11,916	$324
8	47.75%	2.75%	21.84%	$12,184	$331
9	55.13%	2.75%	24.59%	$12,459	$339
10	62.89%	2.75%	27.39%	$12,739	$346
Total Gain After Fees & Expenses				$2,739	
Total Annual Fees & Expenses					$2,931

Old Mutual Dwight High Yield Fund

Morningstar Category:

High Yield Bond

Sub-Adviser:

Dwight Asset Management Company, LLC

Ticker symbol:

Institutional Class – ODHYX

Investment Approach

The Fund seeks to provide investors with a high level of current income. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset backed securities, income-producing convertible securities, and preferred stocks. The Fund may invest in unrated securities deemed by the Sub-Adviser to be below investment grade.

The Fund may invest up to 30% of its assets in U.S. dollar denominated foreign debt obligations. The Fund may also invest in derivative instruments such as options, futures contracts and options on futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The Sub-Adviser seeks to maintain a minimum average credit quality for the Fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The Fund's investment duration typically ranges from 75% to 125% of the average duration of the Lehman Brothers U.S. Corporate High Yield Index.

Credit Ratings

Many debt securities are assigned credit ratings by agencies such as S&P or Moody's that evaluate the quality of publicly offered debt. The four highest ratings of Moody's and S&P for corporate bonds are Aaa, Aa, A and Baa and AAA, AA, A and BBB, respectively. Securities with these credit ratings are generally considered investment grade. Lower rated securities are called "high yield" securities or "junk bonds."

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Credit Risk. The value of the debt securities held by the Fund fluctuates with the credit quality of the issuers of those securities. Credit risk relates to the ability of the issuer to make payments of principal and interest when due, including default risk. Securities issued by certain U.S. government agencies and instrumentalities, such as the Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Bank, Federal Home Loan Mortgage Corporation ("Freddie Mac") and Tennessee Valley Authority, are not supported by the full faith and credit of the U.S. Treasury, but only by their ability to borrow from the Treasury, other forms of governmental support, or by their own credit. Therefore, these securities have greater credit risk than Treasury securities. In September 2008, the Federal Housing Finance Agency placed Fannie Mae and Freddie Mac into conservatory of the U.S. Treasury. Investment grade corporate bonds can be impacted by deteriorating business conditions which can adversely impact an issuer's ability to pay interest and, in extreme cases, its ability to pay principal.

Counterparty Risk: The Fund will enter into derivative instruments such as swap transactions with counterparties, the terms of which will extend beyond standard settlement. The counterparties' ability to perform their obligations in connection with the swap transactions and other similar derivative instruments is dependent upon their sustained credit quality.

High Yield Risk. The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) under normal market conditions in high yield securities (commonly known as "junk bonds") which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. These securities may be considered speculative with respect to the issuer's continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for high yield bonds and reduce the Fund's ability to sell these securities (liquidity risk). High yield issuers may have a larger amount of outstanding debt relative to their assets than issuers of investment grade bonds. In the event of an issuer's bankruptcy, claims of other creditors may have priority over the claims of high yield bond holders, leaving few or no assets available to repay high yield bond holders. If the issuer of a security is in default with respect to interest or principal payments, the Fund may lose its investment in the issue. Prices of high yield bonds are subject to extreme price fluctuations. Adverse changes to the issuer's industry and general economic conditions may have a greater impact on the prices of high yield bonds than on those of other higher rated fixed-income securities. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

Liquidity Risk. The market for lower-quality debt securities, including junk bonds, is generally less liquid than the market for higher-quality debt securities, and at times it may become difficult to sell lower-quality debt securities.

Interest Rate Risk. When interest rates change, the value of the Fund's holdings will be affected. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values. Securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations.

Prepayment Risk. This risk relates primarily to mortgage-backed securities. During a period of declining interest rates, homeowners may refinance their high-rate mortgages and prepay the principal. Cash from these prepayments flows through to prepay the mortgage-backed securities, necessitating reinvestment in bonds with lower interest rates, which may lower the return of the Fund.

Changes in Debt Ratings. If a rating agency gives a debt security a lower rating, the value of the security may decline because investors may demand a higher rate of return.

Performance Information

Performance information is not presented since the Fund is new. Performance will be presented for the Fund after it has been operating for one complete calendar year.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you would pay as an investor in this Fund. Shareholder fees are paid directly from your account. Annual fund operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Institutional Class
Shareholder Fees (fees paid directly from your investment)	
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and paid directly from your investment)	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)	
Management Fees	0.70%[2]
Distribution and/or Service (12b-1) Fees	None
Other Expenses	
Other Operating Expenses	1.16%
Acquired Fund Fees and Expenses	0.02%[3]
Total Other Expenses	1.18%
Total Annual Operating Expenses	**1.88%**
Expense (Reduction)/Recoupment	(1.06%)
Net Annual Operating Expenses	**0.82%**[4]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual agreement, which extends through July 31, 2009, to reimburse expenses incurred by each class of the Fund to the extent necessary to limit class expenses and Fund level expenses so that annual fund operating expenses (excluding (i) interest, taxes, brokerage costs and commissions, dividends on short sales and other expenditures which are capitalized in accordance with generally accepted accounting principles; and (ii) other extraordinary expenses not incurred in the ordinary course of the Fund's business) ("Operating Expenses") do not exceed 0.80% for Institutional Class shares of the Fund. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived or expenses absorbed pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

    Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for the Fund's Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost **Institutional Class**
1 Year	$84
3 Years	$488
5 Years	$918
10 Years	$2,115

Old Mutual Dwight Intermediate Fixed Income Fund

Morningstar Category:

Intermediate-Term Bond

Sub-Adviser:

Dwight Asset Management Company, LLC

Ticker symbols:

Class Z – OBFJX

Institutional Class – OIDIX

Investment Approach

The Fund seeks to provide investors with a high level of current income consistent with relative stability of principal. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The Fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The Fund may also invest in derivative instruments such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The Fund's investment duration typically ranges from 75% to 125% of the average duration of the Lehman Brothers Intermediate Aggregate Bond Index. The Fund's dollar weighted average maturity will typically be between 3 and 10 years.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Credit Risk. The value of the debt securities held by the Fund fluctuates with the credit quality of the issuers of those securities. Credit risk relates to the ability of the issuer to make payments of principal and interest when due, including default risk. Securities issued by certain U.S. government agencies and instrumentalities, such as the Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Bank, Federal Home Loan Mortgage Corporation ("Freddie Mac") and Tennessee Valley Authority, are not supported by the full faith and credit of the U.S. Treasury, but only by their ability to borrow from the Treasury, other forms of governmental support, or by their own credit. Therefore, these securities have greater credit risk than Treasury securities.

Interest Rate Risk. When interest rates change, the value of the Fund's holdings will be affected. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values.

Prepayment Risk. This risk relates primarily to mortgage-backed securities. During a period of declining interest rates, homeowners may refinance their high-rate mortgages and prepay the principal. Cash from these prepayments flows through to prepay the mortgage-backed securities, necessitating reinvestment in bonds with lower interest rates, which may lower the return of the Fund.

High Yield Risk. The Fund may invest in high yield securities (commonly known as "junk bonds") which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. These securities may be considered speculative with respect to the issuer's continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for junk bonds and reduce the Fund's ability to sell these securities (liquidity risk). If the user or a security is in default with respect to interest or principal payments, the Fund may lose its investment in the issue.

Changes in Debt Ratings. If a rating agency gives a debt security a lower rating, the value of the security may decline because investors may demand a higher rate of return.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



	5.17%	2.69%	4.43%	5.28%
	2004	2005	2006	2007

The Fund's Class Z shares year-to-date return as of September 30, 2008 was 0.78%.

Best Quarter	
3rd Quarter 2006	3.14%

Worst Quarter	
2nd Quarter 2007	(0.74%)

The table below compares the average annual total return information for the Fund's Class Z and Institutional Class shares to the Lehman Brothers Intermediate U.S. Aggregate Index, a widely recognized, unmanaged index of fixed income securities with medium term durations.

Average Annual Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Since Inception
Class Z	7/31/03			
Before Taxes		5.28%	N/A	5.09%
After Taxes on Distributions		3.62%	N/A	3.39%
After Taxes on Distributions and Sale of Fund Shares		3.40%	N/A	3.35%
Institutional Class	12/20/06			
Before Taxes		5.95%	N/A	5.61%
Lehman Brothers Intermediate U.S. Aggregate Index	7/31/03			
(Reflects No Deduction for Fees, Expenses or Taxes)		7.02%	N/A	4.62%

After-tax performance is shown for the Fund's Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.45%[2]	0.45%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Other Operating Expenses	1.34%	0.13%
Acquired Fund Fees and Expenses	0.02%[3]	0.02%[3]
Total Other Expenses	1.36%	0.15%
Total Annual Operating Expenses	**1.81%**	**0.60%**
Expense (Reduction)/Recoupment	(1.21%)[4]	(0.80%)[4]
Net Annual Operating Expenses	**0.60%**[5]	**0.52%**[5]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4)   The "Expense (Reduction)/Recoupment" was restated effective January 23, 2008 to reflect current contractual fee and expense waivers. As a result, the Net Annual Operating Expenses shown in the Fees and Expenses Table do not correlate with the Ratio of Net Expenses to Average Net Assets in the Financial Highlights.

(5)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 0.58% and 0.50% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 0.50% for each class and class level expenses are limited to 0.08% and 0.00% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

| | Your Cost | |
	Class Z	Institutional Class
1 Year	$61	$53
3 Years	$451	$184
5 Years	$866	$327
10 Years	$2,027	$742

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.60%	4.40%	$10,440	$61
2	10.25%	1.81%	7.73%	$10,773	$192
3	15.76%	1.81%	11.17%	$11,117	$198
4	21.55%	1.81%	14.71%	$11,471	$204
5	27.63%	1.81%	18.37%	$11,837	$211
6	34.01%	1.81%	22.15%	$12,215	$218
7	40.71%	1.81%	26.05%	$12,605	$225
8	47.75%	1.81%	30.07%	$13,007	$232
9	55.13%	1.81%	34.22%	$13,422	$239
10	62.89%	1.81%	38.50%	$13,850	$247
Total Gain After Fees & Expenses				$3,850	
Total Annual Fees & Expenses					$2,027

Institutional Class Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.52%	4.48%	$10,448	$53
2	10.25%	0.60%	9.08%	$10,908	$64
3	15.76%	0.60%	13.88%	$11,388	$67
4	21.55%	0.60%	18.89%	$11,889	$70
5	27.63%	0.60%	24.12%	$12,412	$73
6	34.01%	0.60%	29.58%	$12,958	$76
7	40.71%	0.60%	35.28%	$13,528	$79
8	47.75%	0.60%	41.23%	$14,123	$83
9	55.13%	0.60%	47.45%	$14,745	$87
10	62.89%	0.60%	53.94%	$15,394	$90
Total Gain After Fees & Expenses				$5,394	
Total Annual Fees & Expenses					$742

Old Mutual Dwight Short Term Fixed Income Fund

Morningstar Category:

Short-Term Bond

Sub-Adviser:

Dwight Asset Management Company, LLC

Ticker symbols:

Class Z – OBCPX

Institutional Class – OIDSX

Investment Approach

The Fund seeks to provide investors with a high level of current income consistent with maintaining a relatively high degree of stability of shareholders' capital. To pursue this goal, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in obligations of the U.S. Government and in investment grade debt securities rated AAA by Standard & Poor's ("S&P"), Aaa by Moody's Investor Service, Inc. ("Moody's") or deemed equivalent by Dwight, the Fund's Sub-Adviser. The Fund may invest up to 20% of its net assets (plus any borrowings for investment purposes) in investment grade debt securities rated between AA and BBB by S&P or Aa and Baa by Moody's or deemed equivalent by Dwight.

U.S. government obligations include Treasury bills, notes, and bonds and Government National Mortgage Association ("Ginnie Mae") pass-through securities, which are supported by the full faith and credit of the U.S. Treasury, as well as obligations and instrumentalities of the U.S. government which may not be supported by the full faith and credit of the U.S. Treasury. Other debt securities in which the Fund may invest include income producing securities such as U.S. corporate bonds, mortgage- and asset-backed securities, and bonds of dollar denominated foreign issuers.

The weighted average maturity of the Fund will vary depending on an evaluation of market conditions, patterns and trends by the Fund's Sub-Adviser, but will typically be less than 3 years. There are no limitations on the maturity of any individual issues in the Fund.

Main Investment Risks

Like all investments in securities, you risk losing money by investing in the Fund. The main risks of investing in this Fund are:

Credit Risk. The value of the debt securities held by the Fund fluctuates with the credit quality of the issuers of those securities. Credit risk relates to the ability of the issuer to make payments of principal and interest when due, including default risk. Securities issued by certain U.S. government agencies and instrumentalities, such as the Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Bank, Federal Home Loan Mortgage Corporation ("Freddie Mac") and Tennessee Valley Authority, are not supported by the full faith and credit of the U.S. Treasury, but only by their ability to borrow from the Treasury, other forms of governmental support, or by their own credit. Therefore, these securities have greater credit risk than Treasury securities.

Interest Rate Risk. When interest rates change, the value of the Fund's holdings will be affected. An increase in interest rates tends to reduce the market value of debt securities, while a decline in interest rates tends to increase their values.

Prepayment Risk. This risk relates primarily to mortgage-backed securities. During a period of declining interest rates, homeowners may refinance their high-rate mortgages and prepay the principal. Cash from these prepayments flows through to prepay the mortgage-backed securities, necessitating reinvestment in bonds with lower interest rates, which may lower the return of the Fund.

Changes in Debt Ratings. If a rating agency gives a debt security a lower rating, the value of the security may decline because investors may demand a higher rate of return.

Performance Information

The following bar chart and performance table illustrate the risks of investing in the Fund by showing changes in the Fund's performance year to year and by showing how the Fund's average annual returns compare to those of an unmanaged securities index. All performance figures reflect the reinvestment of dividends and capital gains distributions.

The Fund's past performance, both before and after taxes, does not guarantee how it will perform in the future. Performance reflects a limitation on the total expenses of the Fund pursuant to arrangements with the Fund's current and former investment adviser. The Fund's returns would have been lower if the expense limitations had not been in effect. On October 1, 2004, the Fund's shareholders approved a change in the Fund's investment goal and the Fund's investment strategy was changed accordingly. The performance information prior to October 1, 2004 is the performance of the Fund's previous strategy, which was to seek to provide investors with a level of current income higher than that of money market funds, while attempting to preserve principal and maintain a stable NAV per share. The Fund's performance prior to October 1, 2004 may not be indicative of how it will perform in the future.

The performance shown in the bar chart and the Best Quarter and Worst Quarter returns are for the Fund's Class Z shares. Performance for Institutional Class shares will vary due to differences in fees and expenses.

Year-by-Year Total Returns *through December 31, 2007 – Class Z Shares*



6.78%	6.05%	4.57%	3.54%	1.91%	2.11%	4.30%	5.62%
2000	2001	2002	2003	2004	2005	2006	2007

The Fund's Class Z shares year-to-date return as of September 30, 2008 was 1.06%.

Best Quarter	
3rd Quarter 2006 & 3rd Quarter 2007	1.95%

Worst Quarter	
1st Quarter 2005	(0.07%)

The table below compares the average annual total return information for Class Z and Institutional Class shares to the Merrill Lynch 1-3 Year U.S. Treasuries Index, an unmanaged performance benchmark including all U.S. Treasury and agency securities with maturities greater than or equal to one year and less than three years.

Annual Average Total Returns *as of December 31, 2007*

	Inception Date	Past 1 Year	Past 5 Years	Since Inception
Class Z*	8/31/99			
Before Taxes		5.62%	3.49%	4.45%
After Taxes on Distributions		4.17%	2.28%	2.79%
After Taxes on Distributions and Sale of Fund Shares		3.62%	2.27%	2.78%
Institutional Class	12/20/06			
Before Taxes		5.76%	N/A	5.62%
Merrill Lynch 1-3 Year U.S. Treasuries Index	8/31/99			
(Reflects No Deduction for Fees, Expenses or Taxes)		7.32%	3.12%	4.65%

*   Data includes performance of a predecessor fund whose inception date was August 31, 1999.

After-tax performance is shown for Class Z shares. After-tax performance for the Fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Fees and Expenses

The following table describes the shareholder fees and annual operating expenses you may pay as an investor in this Fund. Shareholder transaction fees are paid directly from your account. Annual operating expenses are paid out of the Fund's assets. Additional fees may be imposed by your adviser or broker.

Fees and Expenses Table

	Class Z	Institutional Class
Shareholder Fees (fees paid directly from your investment)		
Short Term Redemption/Exchange Fee (as a percentage of amount redeemed or exchanged and deducted directly from your investment)	2.00%[1]	2.00%[1]
Maximum Account Fee (assessed annually on certain accounts under $1,000)	$12.00	$12.00
Annual Operating Expenses (expenses that are deducted from Fund assets)		
Management Fees	0.45%[2]	0.45%[2]
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses		
Other Operating Expenses	0.42%	565.87%
Acquired Fund Fees and Expenses	0.01%[3]	0.01%[3]
Total Other Expenses	0.43%	565.88%
Total Annual Operating Expenses	**0.88%**	**566.33%**
Expense (Reduction)/Recoupment	(0.17%)	(565.77%)
Net Annual Operating Expenses	**0.71%**[4]	**0.56%**[4]

(1)   To prevent the Fund from being adversely affected by the transaction costs associated with short-term trading activity, the Fund will redeem shares at a price equal to the NAV of the shares, less an additional transaction fee equal to 2.00% of the NAV of all such shares redeemed within 10 calendar days of their purchase. Such fees are not sales charges or contingent deferred sales charges, but are retained by the Fund for the benefit of all shareholders. See the Policy Regarding Excessive or Short-Term Trading section of this Prospectus for more details.

(2)   The "Management Fees" information in the table includes fees for advisory and administrative services.

(3)   The Fund indirectly pays a portion of the expenses incurred by acquired funds. Acquired Fund Fees and Expenses is an estimated annualized expense ratio of the acquired funds, based upon the historical expense ratio of the acquired funds as of their most recent fiscal period, which are stated on a net basis. The actual indirect expenses incurred by a shareholder will vary based upon the actual expenses of the acquired funds.

(4)   These are the expenses you should expect to pay as an investor in this Fund as a result of Old Mutual Capital's contractual commitment to waive through July 31, 2009 that portion, if any, of the annual management fee payable by the Fund and to pay certain expenses of the Fund to the extent necessary to ensure that the Fund's expenses do not exceed certain limits. Specifically, Old Mutual Capital has contractually agreed to limit total annual operating expenses (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to 0.70% and 0.55% for Class Z and Institutional Class shares, respectively. In addition, Old Mutual Capital has agreed to separate limitations on the two components of the Fund's total annual operating expenses: fund level expenses (e.g., management fees, custody fees, trustee fees) and class level expenses (e.g., distribution and/or service fees, transfer agency fees, state registration costs, printing and distribution costs). Fund level expenses are limited to 0.53% for each class and class level expenses are limited to 0.17% and 0.02% for Class Z and Institutional Class shares, respectively. Old Mutual Capital's agreement to limit fund level and class level expenses may result in Old Mutual Capital waiving fees or reimbursing Fund expenses even though the Fund's total annual operating expenses are below the annual operating expense limit. Old Mutual Capital may be entitled to reimbursement of any fees waived or expenses absorbed through December 31, 2008, in any fiscal year in which the Fund's total assets are greater than $75 million, its operating expenses are less than the expense limits discussed above, and the reimbursement is made within three years after the fees were waived or expenses absorbed. Thereafter, Old Mutual Capital may seek reimbursement of fees waived or expenses absorbed within three years after the fees were waived or expenses absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees or expenses are being reimbursed. Old Mutual Capital and the Fund's former adviser have agreed not to seek reimbursement for fees waived or expenses absorbed by the former adviser.

Old Mutual Capital contractually agreed to limit the operating expenses of the Fund (excluding brokerage costs, interest, taxes, dividend and interest expenses on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 2.75% for Class Z and Institutional Class shares through December 31, 2018. Old Mutual Capital is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. This example makes four assumptions: 1) you invest $10,000 in the Fund for the time periods shown; 2) you redeem all your shares at the end of those time periods; 3) you earn a 5% return on your investment each year; and 4) the Fund's operating expenses remain the same for the time periods shown and include the lesser of the Total Annual Operating Expenses as presented in the Fees and Expenses Table or the effect of contractual fee waivers and expense reimbursements for the period of the contractual commitment. The example is hypothetical. Your actual costs may be higher or lower.

	Your Cost	
	Class Z	Institutional Class
1 Year	$73	$57
3 Years	$265	$646
5 Years	$473	$1,263
10 Years	$1,070	$2,928

Performance Example

The following tables summarize the annual and cumulative impact of the Fund's fees and expenses on returns over a 10-year period. The tables show the estimated expenses that would be charged on a hypothetical investment of $10,000 assuming a 5% return each year, the cumulative return after fees and expenses, and the hypothetical year-end balance after fees and expenses.

The annual expense ratios are the lesser of that stated in the Fees and Expenses Table or the contractual fee waivers or expense reimbursements for the period of the contractual commitment. Your actual costs may be higher or lower. The tables also assume the reinvestment of all dividends and distributions.

Class Z Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.71%	4.29%	$10,429	$73
2	10.25%	0.88%	8.59%	$10,859	$94
3	15.76%	0.88%	13.06%	$11,306	$98
4	21.55%	0.88%	17.72%	$11,772	$102
5	27.63%	0.88%	22.57%	$12,257	$106
6	34.01%	0.88%	27.62%	$12,762	$110
7	40.71%	0.88%	32.88%	$13,288	$115
8	47.75%	0.88%	38.35%	$13,835	$119
9	55.13%	0.88%	44.05%	$14,405	$124
10	62.89%	0.88%	49.99%	$14,999	$129
Total Gain After Fees & Expenses				$4,999	
Total Annual Fees & Expenses					$1,070

Institutional Class Shares

| | Initial Hypothetical $10,000 Investment | | | 5% Assumed Rate of Return | |
Year	Cumulative Return Before Fees & Expenses	Annual Expense Ratio	Cumulative Return After Fees & Expenses	Hypothetical Year-End Balance After Fees & Expenses	Annual Fees & Expenses
1	5.00%	0.56%	4.44%	$10,444	$57
2	10.25%	2.76%	6.78%	$10,678	$291
3	15.76%	2.76%	9.17%	$10,917	$298
4	21.55%	2.76%	11.62%	$11,162	$305
5	27.63%	2.76%	14.12%	$11,412	$312
6	34.01%	2.76%	16.67%	$11,667	$318
7	40.71%	2.76%	19.29%	$11,929	$326
8	47.75%	2.76%	21.96%	$12,196	$333
9	55.13%	2.76%	24.69%	$12,469	$340
10	62.89%	2.76%	27.48%	$12,748	$348
Total Gain After Fees & Expenses				$2,748	
Total Annual Fees & Expenses					$2,928

MORE ABOUT THE FUNDS

Investment Strategies and Risks

Each Fund seeks to achieve its investment objective through its principal investment strategies. The principal investment strategies and risks of each Fund have been described in the Fund Summaries section of the Prospectus. This section of the Prospectus discusses those and other investment strategies used by the Funds in greater detail and describes additional risks associated with an investment in the Funds. The Statement of Additional Information ("SAI") contains more detailed information about the Funds' investment policies and risks. The back cover of this Prospectus explains how you can get a copy of the SAI.

Analytic's Investment Strategies – Old Mutual Analytic U.S. Long/Short Fund

Analytic selects equity securities for this Fund using a proprietary system that ranks stocks according to a mathematical model. Analytic's system seeks to determine a security's intrinsic value by evaluating variables, such as relative valuation, price momentum, company fundamentals, liquidity and risk. Analytic begins the stock selection process by ranking stocks according to their one-month expected return. Analytic then uses a process called "portfolio optimization" to select securities that it believes will:

- Maximize expected return for the Fund;

- Minimize expected volatility relative to its benchmark; and

- Diversify the assets of the Fund among industries, sectors, and individual securities.

Analytic monitors the stocks held by the Fund on a real-time basis for developments such as news events or significant changes in fundamental factors. Using its system, Analytic strives to assemble a portfolio of securities that is style and sector neutral to achieve a level of diversification and risk similar to the S&P 500® Index. "Style neutral" means a fund is similar to its investment universe in terms of exposure to quantifiable characteristics such as average market capitalization. A fund is "sector neutral" when its exposure to specified economic sectors is similar to that of its investment universe.

Ashfield's Investment Strategies – Old Mutual Advantage Growth Fund, Old Mutual Developing Growth Fund, Old Mutual Large Cap Growth Fund and Old Mutual Select Growth Fund

Old Mutual Advantage Growth Fund, Old Mutual Large Cap Growth Fund and Old Mutual Select Growth Fund

Ashfield believes that superior results and a high degree of consistency can best be achieved by investing in above average growth companies. Ashfield relies on a team-based approach to implement its investment strategy, which strives to identify the factors that drive secular growth trends – be they economic, political, social or demographic – and concentrate portfolios in sectors that will benefit from secular growth trends. The investment discipline therefore combines a top-down, thematic approach to identify the sectors enjoying above average secular growth, along with a bottom-up, fundamental assessment to individual stock selection. This approach allows for investments to be made in businesses that are established and have enjoyed above average growth. Ashfield utilizes a three-step investment process to implement its investment strategy:

- *Quantitative.* Ashfield employs a quantitative process whereby the universe of potential stock picks is screened and ranked to create a group of eligible stocks. During the screening process, Ashfield considers the size and liquidity, growth characteristics and valuation of potential stock picks. Ashfield then ranks the refined universe of stock picks based on earnings.

- *Qualitative.* Ashfield next employs a qualitative process and conducts rigorous fundamental research on the group of ranked stocks to further narrow the group of eligible stocks. Throughout this process, Ashfield identifies sectors of the economy that may exhibit above average long-term growth.

- *Construct Portfolio and Manage Risk.* Ashfield constructs portfolios to ensure diversification and to manage risk, which is an essential component of the firm's portfolio construction process.

Old Mutual Developing Growth Fund

Ashfield relies on a team-based approach to implement its investment strategy. Ashfield screens the small cap investment universe for companies with desired financial characteristics, including size and liquidity, growth characteristics, and valuation. By this method, the initial universe is efficiently narrowed down to a smaller universe of stocks. This screened universe is then ranked by earnings criteria, which narrows the universe further to high quality growth companies with high success factors. This screen and rank process efficiently identifies, for further fundamental research, a select universe of companies with a high probability of achieving above average returns. Fundamental research focuses on identifying those investments that improve the risk/return characteristics of the portfolio. A qualitative assessment of the company's characteristics and growth prospects, as well as an analysis of the company's income statement, balance sheet and accounting practices and concentrates on the following:

- Assess uniqueness of company, market share and global positioning

- Identify growth drivers and determine if catalysts exist for sustainable, above-average earnings growth

- Analyze revenue and earnings growth rates, margin trends, ROEs and tax rates

- Analyze financial statements, including forensic accounting review

- Review valuation versus peer group

Barrow Hanley's Investment Strategies – Old Mutual Barrow Hanley Value Fund, Old Mutual Discover Value Fund and Old Mutual Barrow Hanley Core Bond Fund

Old Mutual Barrow Hanley Value Fund

Barrow Hanley uses traditional methods of stock selection – research and analysis – to identify undervalued securities and searches for companies that have price to earnings and price to book ratios below the market and that have above average dividend yields. Barrow Hanley's investment management approach may be described as contrarian in nature because it generally focuses on companies which are out of favor with other investors due to internal or external challenges judged to be short-term in nature. Barrow Hanley's process seeks to identify the reasons for a temporary undervaluation of a company's shares and believes that value can be added through individual stock selection.

Barrow Hanley utilizes risk management tools to help ensure that the Fund is not over-exposed to particular market segments. Barrow Hanley is a "bottom-up" value manager meaning it analyzes the fundamentals of companies one at a time rather than focusing on broader market themes. Sector and industry weightings are a residual of its investment process. Barrow Hanley expects to fully invest the assets of the Fund. Consequently, cash reserves are normally expected to be less than 5% of the Fund's total assets.

Old Mutual Discover Value Fund*

The Barrow Hanley Diversified Small Cap Value equity strategy is designed to exploit inefficiencies in the small cap sector through a proprietary, quantitative "factor" model that comprehensively analyzes and ranks the universe of companies comprising the Russell 2000 Index. The model incorporates more than 70 fundamental, valuation, and price-based factors that are utilized to identify companies for which the intrinsic value of the underlying business is significantly greater than the market price of the stock. Barrow Hanley refers to this phenomenon as "value gap". A sampling of metrics (factors) that typically indicates a "value gap" includes below-average price-to-revenue ratios, below-average price-to-earnings ratios, below-average price-to-book ratios, and above-average free cash flow yields. Based on the ranking by the model of the Russell 2000 stocks, the 150 to 200 stocks determined to be the most undervalued (i.e., exhibit the largest "value gap") versus the universe (market) are selected for purchase in the portfolio, provided they meet the firm's risk-control criteria. By employing a disciplined value-oriented strategy, through a systematic and risk-controlled quantitative methodology, the overall goal of the strategy is to consistently generate superior excess returns while assuming below-average levels of risk.

Analytic is a quantitative investment firm with recognized expertise in quantitative stock selection based on dynamic factor modeling. Barrow Hanley utilizes the quantitative modeling expertise of Analytic to create a quantitative factor model that replicates the small cap value stock selection process employed by Barrow Hanley. Analytic analyzes the factors driving Barrow Hanley's stock selection and applies these 'derived factor' weightings to rank the Russell 2000 universe of stocks. The 150-200 stocks determined to be the most undervalued versus the universe are selected for purchase in the portfolio, subject to risk management parameters optimized to the Russell 2000 Value benchmark. The resulting portfolio is rebalanced daily and a new trade-list is provided to and executed by Barrow Hanley. Analytic's research is integral to the portfolio management of that portion of the Fund's assets allocated to Barrow Hanley.

Old Mutual Barrow Hanley Core Bond Fund

Barrow Hanley's investment strategy focuses on employing a bottom-up, duration-neutral, research-driven selection process to construct portfolios that beat the market by "out-yielding" the market, with lower volatility of return. Barrow Hanley's investment process begins with an analysis of the best potential return opportunities identified by its Relative Return Model. The model quantifies and ranks the total return potential of various sectors of the market over the next 12 months, assuming the prevailing yield to maturity relationships of the sector versus U.S. Treasuries revert to the historical average. The model's results then focus attention on individual security selection decisions. Barrow Hanley searches the eligible universe of corporate bonds, mortgage securities, and alternative U.S. government issues for those that have a yield to maturity advantage or "yield premium" versus the most recently issued Treasury of similar maturity. When bonds are identified as having an above average yield premium versus their historical range, Barrow Hanley's focus shifts to an analysis of the factors impacting the yield premium that they can evaluate and understand. Barrow Hanley's process seeks to translate the yield premium into a total return premium, regardless of the direction of interest rates.

Utilizing the full complement of Barrow Hanley's team of portfolio managers and analysts, their qualitative analysis evaluates the credit quality of corporate bonds for cash flow, earnings, and balance sheet fundamentals, as well as any supply/demand factors which will impact the future credit rating of the issuer and the yield premium. A significant focus in its credit research effort is identifying those credits that have a greater probability of ratings upgrades, and therefore greater return opportunity, while avoiding downgrades.

For mortgage securities, a critical element in the evaluation of yield is the impact of embedded options and therefore potential price volatility. Barrow Hanley does not believe prepayment models alone are accurate enough to completely explain price volatility. The Sub-Adviser therefore enhances its understanding of the price sensitivity of mortgages through the use of "empirical effective duration" measures. By using the market's actual price volatility between mortgage and treasury securities as inputs, Barrow Hanley derives an empirical or observed duration, which improves their ability to measure how a given security or portfolio will respond to a change in interest rates.

Yield Curve positioning is important for its "roll down" effect when short rates are less than long rates, as is the traditional shape of the curve. Because investors are willing to pay a premium for the liquidity of the most recently issued Treasury in various maturities, older "off-the-run" issues of similar maturity typically offer an incremental yield advantage. Barrow Hanley uses a Treasury Curve Model to help identify those points along the curve that offer the best yield and return potential.

If a bond's current and projected fundamentals are sound, Barrow Hanley again uses the Relative Return Model to quantify the potential performance from a subsequent reduction or compression of the initial yield premium. This selection process seeks to translate the yield to maturity advantage into a total return advantage regardless of whether interest rates move up or down. The same decision-making process that identifies a security as a "buy" also forces a discipline to sell when the security is no longer undervalued or has returned to fair value.

Barrow Hanley does not attempt to time the direction of interest rates, as it is their contention that to do so assumes an undue level of risk and volatility that is not consistently rewarded. The Sub-Adviser therefore maintains fully invested, duration-neutral portfolios at all times. All portfolios are managed in a team approach, with investment strategy decisions resulting from a consensus of all fixed income professionals. Individual bond selection decisions are also consistently made across all portfolios having similar investment objectives.

Columbus Circle's Investment Strategies –
Old Mutual Columbus Circle Technology and Communications Fund

Columbus Circle's investment process is based on a growth-oriented process that uses fundamental research to evaluate growth and company quality. Columbus Circle's process is based on the premise that companies doing better than expected will have rising securities prices while companies producing less than expected results will not. Columbus Circle refers to its discipline as positive momentum and positive surprise.

Columbus Circle focuses its research on finding positive momentum and positive surprise and strives to invest in companies that exceed investor expectations. Through careful analysis of company fundamentals in the context of the prevailing economic environment, Columbus Circle selects companies that meet its criteria. Columbus Circle believes that when a company demonstrates positive momentum and positive surprise in its business progress, its share price has historically continued on an upward trend. As the company benefits from the strengths of a new product cycle, a niche technology or service, or a dominant secular trend, the stock has historically outperformed the market. Columbus Circle closely monitors a company's progress versus expectations in evaluating whether to purchase a stock.

* Analytic was retained as a sub-adviser by Old Mutual Capital to provide non-discretionary investment management services to Barrow Hanley. Analytic does not directly manage any of the Fund's assets.

**Copper Rock's Investment Strategies –
Old Mutual Developing Growth Fund and
Old Mutual Strategic Small Company Fund**

Copper Rock generates its initial investment ideas from a number of sources, including proprietary methods and screens, and bottom-up themes. In selecting companies, Copper Rock favors entrepreneurial companies that appear to be reasonably valued. Copper Rock's investment process seeks to add value through bottom-up stock selection and in-depth fundamental research to identify potential investments, examining such features as a company's financial condition, business prospects, competitive position, and business strategy. Copper Rock looks for companies with strong management, superior earnings growth prospects, and attractive relative valuations. Sector weights result from Copper Rock's bottom-up stock selection process.

**Dwight's Investment Strategies –
Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate
Fixed Income Fund and Old Mutual Dwight Short Term Fixed Income Fund**

Dwight uses its own fundamental investment and credit research in selecting fixed income securities for a Fund's portfolio. Dwight selects securities through an active strategy focused primarily on relative yield, sector and asset class allocation, and duration management. Dwight looks for relative value in certain parts of the yield curve and seeks to enhance yield through selective allocation among various asset classes. Dwight also evaluates the potential performance of various market sectors and allocates investments among those sectors it believes will perform best. Dwight also reviews individual securities to identify issuers and issues that it believes will add value to the portfolio. Based on its interest rate outlook, Dwight may engage in duration management within a Fund's overall limits.

**Eagle's Investment Strategies –
Old Mutual Small Cap Fund and
Old Mutual Strategic Small Company Fund**

Eagle searches for smaller, less visible companies with unique business concepts or niche products that are reasonably priced and positioned for growth. Eagle's small-cap core investment strategy employs in-depth, rigorous research, intensive analysis and thorough, bottom-up stock selection to identify consistently growing companies that are reasonably priced.

The driving force behind each of Eagle's investment decisions is to look beyond price-to-earnings multiples and stated growth rates to buy companies that have sustainable competitive advantages. Eagle seeks to gain a thorough understanding of a company's management, business plan, financials, real rate of growth and competitive threats and advantages.

Eagle focuses on companies that are low-cost producers; those with high barriers to entry, those with strong management teams; those with recurring revenue streams; and those with conservative accounting. Other criteria include a catalyst for accelerated growth; earnings-per-share growth greater than 15%; reasonable price-to-earnings ratio relative to growth rate; high or expanding return on equity and high or expanding operating margins relative to peer group.

Heitman's Investment Strategies – Old Mutual Heitman REIT Fund

Heitman pursues a growth at a reasonable price investment philosophy and seeks companies with strong growth in earnings and dividends, reasonable valuation metrics, and low risk to earnings and dividends. Most companies in the investable universe specialize in a particular property type such as office, retail, or apartments and some of these companies focus on a particular geographic region.

For each company in the investable universe, Heitman assesses real estate markets, property portfolio, balance sheet structure, growth

strategies, and management quality to develop inputs for our security valuation models. Heitman uses a proprietary security valuation model to identify relative mispricings in the public market. Heitman also uses an intrinsic value model to assess the value of real estate owned. Heitman selects securities which are expected to deliver strong total returns and generally expects to hold between 30 and 50 securities.

**Liberty Ridge's Investment Strategies –
Old Mutual Focused Fund, Old Mutual Mid-Cap Fund, Old Mutual Small
Cap Fund and Old Mutual Strategic Small Company Fund**

Liberty Ridge's core investment process is driven by fundamental research and a multi-factor model that screens companies with attractive valuations relative to the sector and the market, near-term business dynamics, and long-term earnings growth. These securities are generally trading at modest relative valuations given certain financial measurements, such as their price-to-earnings ratios, dividend income potential and earnings power. Liberty Ridge attempts to focus on stocks of companies that are industry leaders where management teams have an incentive to grow bottom line earnings rather than focus primarily on revenues or return on equity. Liberty Ridge believes appropriately priced companies that are leaders in their industries with limited competition and high barriers to entry possess the characteristics that have the highest probability of outperforming the market over full market cycles in the blend space.

Munder's Investment Strategies – Old Mutual Growth Fund

Munder's investment style, which focuses on both growth prospects and valuation, is known as GARP (Growth at a Reasonable Price). This blended process seeks to perform better than either a pure growth or pure value approach over a complete market cycle.

Munder portfolio managers generally choose the Fund's investments by reviewing the earnings growth of all publicly traded mid-cap companies over the past three years and selecting companies from within that universe. Investment decisions are primarily based on:

- Above-average, consistent earnings growth;
- Financial stability;
- Relative valuation;
- Strength of industry position and management team; and
- Price changes compared to the S&P MidCap 400® Index.

Sector weights are also targeted to be similar to those of the S&P MidCap 400® Index in an effort to highlight stock selection and manage sector risk.

**TS&W's Investment Strategies –
Old Mutual TS&W Mid-Cap Value Fund and
Old Mutual TS&W Small Cap Value Fund**

Old Mutual TS&W Mid-Cap Value Fund

TS&W's mid-cap value process uses a combination of quantitative and qualitative methods and is based on a four-factor valuation model. Parts one and two of the model attempt to assess a company's attractiveness based on cash flows relative to other mid-cap stocks and as compared to their industry or sector peers. The third factor considers the relative earnings prospects of the company. The fourth factor involves looking at the company's recent price action. TS&W generally limits its investment universe to those companies with a minimum of three years of sound operating history.

TS&W's analysts also explore numerous factors that might affect the outlook for a company. They evaluate publicly available information including sell-side research, company filings, and trade periodicals. The analysts may speak with company management to hear their perspectives and outlook on the pertinent business issues. They apply a consistent and disciplined review in a team environment that encourages critical thinking and analysis for each company considered for investment.

Established positions in the portfolio are ranked daily and are reviewed periodically in the same manner to re-examine their fundamental and valuation characteristics, with the product meeting again serving as a forum for the discussion of each existing stock's place in the portfolio.

Old Mutual TS&W Small Cap Value Fund

TS&W's small-cap value process uses a combination of quantitative and qualitative methods and is based on a four-factor valuation model. Parts one and two of the model attempt to assess a company's discount to private market value relative to other small-cap stocks. The third factor considers the relative earnings prospects of the company. The fourth factor involves looking at the company's recent price action.

TS&W's small-cap value process utilizes analysts to explore numerous factors that might affect the outlook for a company. They evaluate publicly available information including sell-side research, company filings, and trade periodicals. The analysts speak with company management to hear their perspectives and outlook on the pertinent business issues. They apply a consistent and disciplined review in a team environment that encourages critical thinking and analysis for each company considered for investment.

Established positions in the process are ranked daily for expected return and are reviewed periodically in the same manner to re-examine their fundamental and valuation characteristics, with the research meeting again serving as a forum for the discussion of an existing stock's place in the portfolio.

In addition to portfolio holdings derived from TS&W's four-factor valuation model and fundamental research described above, a portion of the Fund's portfolio will be constructed using TS&W's quantitative optimization procedure. This quantitative optimization procedure utilizes TS&W's four factor screened small-cap universe to construct an expanded Fund portfolio of securities with risk and return characteristics similar to the portfolio identified by TS&W's four-factor valuation model and fundamental research.

THB's Investment Strategies – Old Mutual Discover Value Fund

The research process at THB looks to evaluate companies with three sets of criteria in mind: valuation, quality, and potential for growth. To begin, THB attempts to identify securities where either the market has significantly undervalued the potential of the company with regard to its operating structure and profitability, or has failed to recognize the inherent value on a cost replacement basis. With conservative valuation as a basis, THB looks to evaluate companies from a quality perspective with particular focus on profitability, capital structure, and coverage ratios. A bias to relatively low price-to-earnings multiple securities and relatively low institutional ownership characterize security preference.

Turner's Investment Strategies –
Old Mutual Growth Fund, Old Mutual Large Cap Growth Fund and
Old Mutual Select Growth Fund

Turner's investment strategy focuses on stock selection and a bottom-up strategy that blends quantitative, fundamental, and technical analysis. Ideal candidates for investment are growth companies believed to have favorable earnings prospects, reasonable valuations, favorable trading volume, and price patterns. Each security is subjected to three separate evaluation criteria: fundamental analysis (approximately 80%), quantitative screening (approximately 10%) and technical analysis (approximately 10%).

Turner's investment philosophy and process lead it to create equity portfolios that are generally fully invested at all times and, in large part, maintain sector weightings that are neutral relative to a targeted

benchmark. Turner believes it is difficult, if not impossible, to accurately anticipate the market's moves to favor one sector above another, and that the practice of overweighting or underweighting sectors leads to erratic investment performance. By remaining fully invested with a full market weighting in every sector, Turner helps ensure that its portfolios are positioned to benefit from rapid changes in market sentiment. In addition, by purchasing only those securities Turner believes are the best stocks within each sector, it seeks to minimize the impact of poorly performing sectors on the overall portfolio. These disciplines help reduce risks associated with sector rotation and market timing, and allow the investment team to focus efforts primarily on stock selection.

The heart of Turner's stock selection process is fundamental analysis. Turner invests in companies whose fundamentals support:

- a rate of growth that exceeds their industry peers;
- earnings that meet or exceed market consensus estimates; and
- earnings estimates that are being revised upwards.

Fundamental analysis helps determine if the companies Turner follows will exceed, meet, or fall short of consensus earnings expectations. The research analysts meet with company management, talk to industry experts and competitors, and attend trade shows/conferences in an effort to anticipate changes in the outlook for corporate earnings.

While the primary focus is on fundamental analysis, Turner also uses a proprietary computer model to assess a universe of approximately 3,600 companies of varying capitalizations based on multiple earnings growth and valuation factors. Turner's analysts screen securities within sector and market capitalization groups, using factors appropriate for each specific group. Technical analysis is also used to evaluate trends in trading volume and price patterns for individual stocks. This helps the investment team to identify attractive entry and exit points. For example, money flow (accumulation or distribution) may act as a leading or confirming indicator. Relative strength can provide an early alert and cause analysts to revisit fundamentals.

Wellington Management's Investment Strategies –
Old Mutual Cash Reserves Fund

Wellington Management uses macro-economic and fundamental company analysis to seek securities with an acceptable maturity that are marketable and liquid, offer competitive yields and are issued by issuers that are on a sound financial footing. Wellington Management also considers factors such as the anticipated level of interest rates and the maturity of individual securities relative to the maturity of the Fund as a whole.

More About Investment Strategies and Risks

Foreign Securities. While the Funds generally emphasize investments in securities traded in the U.S., a Fund may invest in foreign-traded securities. The Old Mutual Dwight High Yield Fund may invest up to 30% of its assets in foreign securities, the Old Mutual Barrow Hanley Core Bond Fund may invest up to 25% of its assets in foreign securities, and the Old Mutual Analytic U.S. Long/Short Fund and the Old Mutual Discover Value Fund may invest up to 20% of their assets in foreign securities. The other Funds may invest up to 15% of assets in foreign securities. Foreign securities refer to securities of issuers, wherever organized, that have their principal business activities outside of the U.S. and are not traded in the U.S. Investments in foreign securities involve different risks than U.S. investments, including fluctuations in currency exchange rates, potentially unstable political and economic structures, reduced availability of public information, and lack of uniform financial reporting and regulatory practices similar to those that apply to U.S. issuers. Securities of issuers located in emerging markets may experience greater price volatility than those located in established markets.

ADRs. The Funds may invest in American Depositary Receipts and American Depositary Shares (collectively, ADRs). ADRs are receipts representing shares of a foreign corporation held by a U.S. bank that entitle the holder to all dividends and capital gains on the underlying foreign shares. ADRs are typically denominated in U.S. dollars and trade in the U.S. securities markets. ADRs are subject to many of the same risks as direct investments in foreign securities, including the risk that material information about the issuer may not be disclosed in the U.S. and the risk that currency fluctuations may adversely affect the value of the ADR. ADRs are not considered foreign securities for purposes of the limitations stated above under Foreign Securities.

Covered Calls. The Old Mutual Columbus Circle Technology and Communications Fund may write covered call options on equities comprising up to 20% of the Fund's net assets. Investments in covered calls involve certain risks. These risks include:

- *Limited Gains.* By selling a covered call option, the Fund may forego the opportunity to benefit from an increase in price of the underlying stock above the exercise price, but continues to bear the risk of a decline in the value of the underlying stock. While the Fund receives a premium for writing the call option, the price the Fund realizes from the sale of stock upon exercise of the option could be substantially below its prevailing market price.

- *Lack of Liquidity for the Option.* A liquid market may not exist for the option. If the Fund is not able to close out the options transaction, the Fund will not be able to sell the underlying security until the option expires or is exercised.

- *Lack of Liquidity for the Security.* The Fund's investment strategy may also result in a lack of liquidity of the purchase and sale of portfolio securities. Because the Fund will generally hold the stocks underlying the call option, the Fund may be less likely to sell the stocks in its portfolio to take advantage of new investment opportunities.

Premiums generated from the sale of call options typically will result in short-term capital gains to the Fund for federal and state income tax purposes. Transactions involving the disposition of the Fund's underlying securities (whether pursuant to the exercise of a call option or otherwise) will give rise to capital gains or losses. Due to the tax treatment of securities on which call options have been written, the majority, if not all, of the gains from the sale of the underlying security will be short-term capital gains. Short-term capital gains are usually taxable as ordinary income when distributed to shareholders. Because the Fund does not have control over the exercise of the call options it writes, shareholder redemptions or corporate events involving its equity securities investments (such as mergers, acquisitions or reorganizations), may force it to realize capital gains or losses at inopportune times.

Fixed-Income Securities. While the Equity Funds generally emphasize investments in equity securities such as common and preferred stocks, all the Funds may invest in investment grade fixed-income securities. Fixed-income securities in which the Funds might invest include bonds, debentures, and other corporate or government obligations. The price of a fixed income security may fall as a result of adverse events involving the issuer of the security, changes in the interest rates or other adverse economic or political events. Fixed income securities may not deliver their expected yield as a result of the factors listed above.

Corporate Loans. The Old Mutual Dwight High Yield Fund may invest in corporate loans. Commercial banks and other financial institutions or institutional investors make corporate loans to companies that need capital to grow or restructure. Borrowers generally pay interest on corporate loans at rates that change in response to changes in market interest rates such as the London Interbank Offered Rate ("LIBOR") or the prime rates of U.S. banks. As a result, the value of corporate loan investments is generally less exposed to the adverse effects of shifts in

market interest rates than investments that pay a fixed rate of interest. However, because the trading market for certain corporate loans may be less developed than the secondary market for bonds and notes, the Fund may experience difficulties in selling its corporate loans. Leading financial institutions often act as agent for a broader group of lenders, generally referred to as a syndicate. The syndicate's agent arranges the corporate loans, holds collateral and accepts payments of principal and interest. If the agent develops financial problems, the Fund may not recover its investment or recovery may be delayed. The corporate loans in which the Fund invests are subject to the risk of loss of principal and income. Although borrowers frequently provide collateral to secure repayment of these obligations, they do not always do so. If they do provide collateral, the value of the collateral may not completely cover the borrower's obligations at the time of a default. If a borrower files for protection from its creditors under the U.S. bankruptcy laws, these laws may limit the Fund's rights to its collateral. In addition, the value of collateral may erode during a bankruptcy case. In the event of a bankruptcy, the holder of a corporate loan may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay.

Securities That Are Not Readily Marketable. Each Fund (other than the Old Mutual Cash Reserves Fund) may invest up to 15% of its net assets in securities that are "illiquid." The Old Mutual Cash Reserves Fund may invest up to 10% of its net assets in securities that are illiquid. A security is illiquid if it cannot be sold within seven days in the ordinary course of business for approximately the amount at which it is valued. For example, some securities are not registered under U.S. securities laws and cannot be sold to the public because of Securities and Exchange Commission ("SEC") regulations (these are known as "restricted securities"). Under procedures adopted by the Board, certain restricted securities may be deemed liquid and will not be counted toward the 10% and 15% limits.

Investments in illiquid securities, which may include restricted securities, involve certain risks to the extent that a Fund may be unable to sell an illiquid security or sell at a reasonable price. In addition, in order to sell a restricted security, a Fund might have to bear the expense and incur the delays associated with registering the shares with the SEC.

Securities of Other Investment Companies. The Funds may acquire securities of other investment companies, including exchange-traded funds, subject to the limitations of the 1940 Act. A Fund's purchase of securities of other investment companies may result in the payment of additional management and distribution fees.

Derivatives. A Fund may use derivatives to hedge risks inherent in the portfolio, to enhance the potential return of a portfolio, to diversify a portfolio, as a substitute for taking a position in an underlying asset, to reduce transaction costs associated with managing a portfolio, or to implement a Fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Derivatives the Funds may use include futures contracts, credit default swaps, purchasing and/or writing (selling) put and call options on securities, securities indexes, futures contracts and foreign currencies. The Funds have limits on the use of derivatives and are not required to use them in seeking their investment objective. A small investment in derivatives could have a potentially large impact on a Fund's performance; certain gains or losses could be amplified, increasing share price movements. The use of derivatives involves risks that may be different from the risks associated with investing directly in the underlying assets, including the risk that changes in the value of a derivative held by a Fund may not correlate with the Fund's other investments. Credit default swaps are a particular type of derivative that involve the risk that the creditworthiness of the company on which the swap is based is not correctly evaluated, which could result in a loss.

Temporary Defensive Investments. In times of unstable or adverse market or economic conditions, up to 100% of a Fund's assets may be invested in temporary defensive instruments in an effort to enhance liquidity or preserve capital. Temporary defensive investments generally include cash, cash equivalents such as commercial paper, money market instruments, short-term debt securities, U.S. government securities, or repurchase agreements. A Fund could also hold these types of securities pending the investment of proceeds from the sale of Fund shares or portfolio securities or to meet anticipated redemptions of Fund shares. A Fund may invest in temporary defensive investments for undetermined periods of time, depending on market or economic conditions. To the extent a Fund invests defensively in these securities, it might not achieve its investment objective.

Fund Turnover. The Funds do not have any limitations regarding portfolio turnover and may have portfolio turnover rates in excess of 100%. A portfolio turnover rate of 100% is equivalent to a Fund buying and selling all of the securities in its portfolio once during the course of a year. The portfolio turnover rates of the Funds may be higher than other mutual funds with the same investment objectives. Higher portfolio turnover rates increase the brokerage costs a Fund pays and may adversely affect its performance. In addition, the sale of Fund securities may generate capital gains, which, when distributed, may be taxable to you.

Non-Fundamental Investment Policy

Each of the Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Developing Growth Fund, Old Mutual Focused Fund, Old Mutual Large Cap Growth Fund, Old Mutual Mid-Cap Fund, Old Mutual Select Growth Fund, Old Mutual Small Cap Fund, Old Mutual Strategic Small Company Fund, Old Mutual TS&W Mid-Cap Value Fund, Old Mutual TS&W Small Cap Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund has a non-fundamental policy that states under normal conditions, it will invest at least 80% of total assets plus the amount of any borrowings for investment purposes in the type of investments suggested by its name.

Each Fund will provide notice to its respective shareholders at least 60 days prior to any change to this investment policy.

Sub-Adviser Allocations

For Funds that employ multiple Sub-Advisers, Old Mutual Capital will allocate the assets of the Fund according to the Fund's particular investment mandate. Currently the investment mandate for each of the Old Mutual Developing Growth Fund, Old Mutual Growth Fund, Old Mutual Large Cap Growth Fund, Old Mutual Select Growth Fund and Old Mutual Small Cap Fund provides that each Sub-Adviser will manage between 45% and 55% of the Fund's assets. The investment mandate for the Strategic Small Company Fund provides that the Sub-Adviser managing the "growth" sleeve will manage between 45% and 55% of the Fund's assets and the two Sub-Advisers managing the "core" sleeve will manage between 20% and 30% of the Fund's assets. Old Mutual Capital monitors the allocation of assets among the Sub-Advisers and will re-allocate a Fund's assets no less frequently than quarterly, if necessary, to keep the allocation within the target range. Reallocation of assets are accomplished by allocating purchase or redemption proceeds to a particular Sub-Adviser and, if necessary, reallocating cash or securities to a particular Sub-Adviser.

Disclosure of Portfolio Holdings

A description of the Funds' policies and procedures related to the disclosure of each Fund's portfolio holdings is available at oldmutualfunds.com and in the SAI. The back cover of this Prospectus explains how you can get a copy of the SAI.

THE INVESTMENT ADVISER & SUB-ADVISERS

The Investment Adviser

Old Mutual Capital, located at 4643 S. Ulster Street, Suite 600, Denver, Colorado 80237, is the investment Adviser for each Fund. Old Mutual Capital was organized in 2004 and is a wholly-owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is an indirect wholly-owned subsidiary of Old Mutual plc, a London-exchange-listed international financial services firm. Old Mutual Capital managed approximately $4.2 billion in mutual fund assets as of March 31, 2008.

Old Mutual Capital was appointed investment adviser to the Funds effective January 1, 2006. As investment adviser, Old Mutual Capital oversees the investment decisions made by the Sub-Advisers for the Funds, including monitoring the performance, security holdings and portfolio trading of the Sub-Advisers. Old Mutual Capital also oversees the Sub-Advisers' compliance with prospectus limitations and other relevant investment restrictions. In addition, Old Mutual Capital allocates assets among the Sub-Advisers for Funds managed by multiple Sub-Advisers, and provides certain administrative services for the Funds.

From time to time, Old Mutual Capital may recommend the appointment of additional or replacement sub-advisers to the Board. The Trust and Old Mutual Capital have received exemptive relief from the SEC that permits the Trust to employ a "manager of managers" structure. Under this structure, Old Mutual Capital, with the approval of the Board, may hire, terminate or replace unaffiliated sub-advisers without shareholder approval, including, without limitation, the replacement or reinstatement of any unaffiliated sub-advisers with respect to which a sub-advisory agreement has automatically terminated as a result of an assignment. Under the manager of managers structure, Old Mutual Capital has the ultimate responsibility to oversee the sub-advisers and recommend their hiring, termination and replacement. The following funds intend to rely on the exemptive order and operate in the manner described above: Old Mutual Cash Reserves Fund, Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Growth Fund, Old Mutual Large Cap Growth Fund, Old Mutual Select Growth Fund, Old Mutual Small Cap Fund and Old Mutual Strategic Small Company Fund.

Shareholders will be notified of any changes in unaffiliated sub-advisers. Shareholders of a Fund have the right to terminate a sub-advisory agreement with an unaffiliated sub-adviser for a Fund at any time by a vote of the majority of the outstanding voting securities of such Fund. The SEC exemptive order also permits the Funds to disclose to shareholders the aggregate fees paid to Old Mutual Capital and the sub-adviser(s) by each Fund.

The Sub-Advisers

Analytic, a Delaware limited liability company located at 555 West Fifth Street, 50th Floor, Los Angeles, California 90013, is the Sub-Adviser to the Old Mutual Analytic U.S. Long/Short Fund. Analytic manages and supervises the investment of the Fund's assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Analytic is a majority-owned subsidiary of OMUSH and an affiliate of Old Mutual Capital. Analytic was founded in 1970 as one of the first independent investment counsel firms specializing in the creation and continuous management of optioned equity and optioned debt portfolios for fiduciaries and other long-term investors. Analytic serves pension and profit-sharing plans, endowments, foundations, corporate investment portfolios, mutual savings banks and insurance companies. Analytic managed approximately $12.1 billion in assets as of March 31, 2008.

Ashfield, a Delaware limited liability company located at 750 Battery Street, Suite 600, San Francisco, California 94111, is a Sub-Adviser to the Old Mutual Advantage Growth Fund, Old Mutual Developing Growth Fund, Old Mutual Large Cap Growth Fund and Old Mutual Select Growth Fund. Ashfield manages and supervises the investment of the Funds' assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Ashfield is a majority-owned subsidiary of OMUSH and an affiliate of Old Mutual Capital. Ashfield also provides investment management services to high net worth private investors and institutional accounts, including corporate retirement plans, public funds, multi-employer pension plans, endowments and foundations. Ashfield managed approximately $3.9 billion in assets as of March 31, 2008.

Barrow Hanley, a Nevada corporation located at 2200 Ross Avenue, 31st Floor, Dallas, Texas 75201, is the Sub-Adviser to the Old Mutual Discover Value Fund, Old Mutual Barrow Hanley Value Fund and Old Mutual Barrow Hanley Core Bond Fund. Barrow Hanley manages and supervises the investment of the Funds' assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Barrow Hanley is a wholly-owned subsidiary of OMUSH and an affiliate of Old Mutual Capital. Barrow Hanley has provided value-oriented investment strategies to institutional investors and mutual funds since 1979. Barrow Hanley managed approximately $60.3 billion in assets as of March 31, 2008.

Columbus Circle, a Delaware general partnership located at Metro Center, One Station Place, Stamford, Connecticut 06902, is the Sub-Adviser to the Old Mutual Columbus Circle Technology and Communications Fund. Columbus Circle manages and supervises the investment of the Fund's assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Columbus Circle provides portfolio management services to high net worth individuals and institutional accounts, including corporate pension and profit-sharing plans, charitable institutions, foundations, endowments, municipalities, public mutual funds, private investment funds, and a trust program. Columbus Circle held discretionary management authority with respect to approximately $14.2 billion in assets as of March 31, 2008.

Copper Rock, a Delaware limited liability company located at 200 Clarendon Street, 53rd Floor, Boston, Massachusetts 02116, is a Sub-Adviser to the Old Mutual Developing Growth Fund and the Old Mutual Strategic Small Company Fund. Copper Rock manages and supervises the investment of the Funds' assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Copper Rock is a majority-owned subsidiary of OMUSH and an affiliate of Old Mutual Capital. Copper Rock also manages discretionary equity portfolios for institutional accounts. Copper Rock held discretionary management authority with respect to approximately $2.5 billion in assets as of March 31, 2008.

Dwight, a Delaware limited liability company located at 100 Bank Street, Burlington, Vermont 05401, is the Sub-Adviser to the Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight Short Term Fixed Income Fund. Dwight manages and supervises the investment of the Funds' assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Dwight is a majority-owned subsidiary of OMUSH and an affiliate of Old Mutual Capital. Dwight has provided investment management services to corporations, pension and profit sharing plans, 401(k) and thrift plans since 1983. Dwight managed approximately $71.7 billion in assets as of March 31, 2008.

Eagle, a Florida corporation located at 880 Carillon Parkway, St. Petersburg, Florida 33716, is a Sub-Adviser to the Old Mutual Small Cap Fund and the Old Mutual Strategic Small Company Fund. Eagle manages and supervises the investment of the Funds' assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Eagle provides investment advisory services to both retail clients and institutional clients, including corporate pension plans, public funds, foundations and other tax-exempt entities and registered investment companies. Eagle held discretionary management authority with respect to over $13.2 billion in assets as of March 31, 2008.

Heitman, a Delaware limited liability company located at 191 North Wacker Drive, Suite 2500, Chicago, Illinois 60606, is the Sub-Adviser to the Old Mutual Heitman REIT Fund. Heitman manages and supervises the investment of the Fund's assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Heitman is 50% owned by senior executives within the Heitman organization and 50% owned by Old Mutual (HFL) Inc., a wholly-owned subsidiary of OMUSH. Heitman is an affiliate of Old Mutual Capital. Heitman has provided investment management services to its clients since 1987. Heitman is a registered investment adviser specializing in publicly traded U.S. real estate investment trust (REIT) securities. Heitman held discretionary management authority with respect to approximately $3.9 billion in assets as of March 31, 2008.

Munder, a Delaware general partnership located at 480 Pierce Street, Birmingham, Michigan 48009, is a Sub-Adviser to the Old Mutual Growth Fund. Munder manages and supervises the investment of the Fund's assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Munder furnishes investment advisory services to clients on a discretionary basis and serves as sub-adviser to various domestic and non-domestic entities, as well as to separately managed accounts through arrangements with other industry professionals. Munder held discretionary management authority with respect to approximately $30.9 billion in assets as of March 31, 2008.

THB, a Delaware corporation located at Park 80 West/Plaza One, 5th Floor, Saddle Brook, New Jersey 07663, is a Sub-Adviser to the Old Mutual Discover Value Fund. THB manages and supervises the investment of the Fund's assets subject to the supervision of Old Mutual Capital. THB is a wholly-owned subsidiary of OMUSH and an affiliate of Old Mutual Capital. THB has provided investment management services since 1982. THB held discretionary management authority with respect to approximately $2.2 billion in assets as of March 31, 2008.

TS&W, a Delaware limited liability company located at 6806 Paragon Place, Suite 300, Richmond, Virginia 23230, is the Sub-Adviser to the Old Mutual TS&W Mid-Cap Value Fund and the Old Mutual TS&W Small Cap Value Fund. TS&W manages and supervises the investment of the Fund's assets on a discretionary basis, subject to the supervision of Old Mutual Capital. TS&W is a majority-owned subsidiary of OMUSH and an affiliate of Old Mutual Capital. Founded in 1969, TS&W serves institutional investors, middle market investors, and individuals in managing equity, fixed income, international and international investments. TS&W held discretionary authority with respect to approximately $7.2 billion in assets as of March 31, 2008.

Turner, a Pennsylvania limited liability company located at 1205 Westlakes Drive, Suite 100, Berwyn, Pennsylvania 19312, is a Sub-Adviser to the Old Mutual Growth Fund, Old Mutual Large Cap Growth Fund and Old Mutual Select Growth Fund. Turner manages and supervises the investment of the Funds' assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Turner held discretionary management authority with respect to approximately $25.9 billon in assets as of March 31, 2008.

Wellington Management, a Massachusetts limited liability partnership with its principal offices located at 75 State Street, Boston, Massachusetts 02109, is the Sub-Adviser to the Old Mutual Cash Reserves Fund. Wellington Management manages and supervises the investment of the Fund's assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Wellington Management is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions. Wellington Management and its predecessor organizations have provided investment advisory services for over 70 years. Wellington Management held discretionary management authority with respect to approximately $543 billion in assets as of March 31, 2008.

Liberty Ridge, a Delaware corporation located at 1205 Westlakes Drive, Suite 230, Berwyn, Pennsylvania 19312, is a Sub-Adviser to the Old Mutual Focused Fund, Old Mutual Mid-Cap Fund, Old Mutual Small Cap Fund and Old Mutual Strategic Small Company Fund. Liberty Ridge was appointed Sub-Adviser to the Funds effective January 1, 2006. Prior to that date, Liberty Ridge was the Trust's investment adviser. Liberty Ridge manages and supervises the investment of the Funds' assets on a discretionary basis, subject to the supervision of Old Mutual Capital. Liberty Ridge is a wholly-owned subsidiary of OMUSH and an affiliate of Old Mutual Capital. Liberty Ridge was founded in 1982, and managed approximately $360 million in assets as of March 31, 2008.

Litigation

In June 2004, Pilgrim Baxter & Associates, Ltd. ("PBA", now known as Liberty Ridge), the former adviser to the Trust and the current sub-adviser to certain Funds, reached settlement agreements with respect to the market timing and selective disclosure actions filed by the SEC and New York Attorney General ("NYAG"). Under the NYAG settlement, if certain terms and undertakings in that settlement as described in the Trust's Statement of Additional Information ("SAI") are not met, the NYAG settlement stipulates that Liberty Ridge shall promptly terminate the sub-advisory services it provides to the Funds. In this event, the Trust's Board would be required to seek a new sub-adviser for the Funds sub-advised by Liberty Ridge or consider other alternatives.

As part of the In Re Mutual Funds Investment Litigation pending in the U.S. District Court for the District of Maryland (the "MDL Court"), PBHG Funds (now known as Old Mutual Funds II), PBA, its affiliates, and/or certain related and unrelated parties have been named as defendants in a Class Action Suit ("Class Action Suit") and a separate Derivative Suit ("Derivative Suit") (together the "Civil Litigation"). The Civil Litigation consolidates and coordinates for pre-trial matters a number of individual class action suits and derivative suits based on similar claims, which previously had been filed against the PBHG Funds, PBA and/or certain related parties in other jurisdictions, and had been transferred to the MDL Court. Information on the previously filed suits is contained in the Trust's SAI. Consolidated complaints in the Class Action and Derivative Suits were filed in the Civil Litigation on September 29, 2004 (MDL 1586).

The Civil Litigation and the previously filed suits are primarily based upon allegations that the defendants engaged in or facilitated market timing of the PBHG Funds, and also made selective disclosure of confidential portfolio information to certain defendants and other parties. The Civil Litigation alleges a variety of theories for recovery, including but not limited to: (i) violations of various provisions of the Federal securities laws; (ii) breaches of fiduciary duty; and (iii) false or misleading prospectus disclosure. The Civil Litigation requests compensatory and punitive damages. In addition, the Derivative Suit requests the removal of each of the Trustees, the removal of Liberty Ridge as investment adviser, the removal of PBHG Fund Distributors (now known as Old Mutual Investment Partners) as distributor, rescission of the management and other contracts between PBHG Funds and the defendants, and rescission of the PBHG Funds' 12b-1 Plan.

On August 30, 2005, the State of West Virginia West Virginia Securities Division (the "WV Securities Division") entered a cease and desist order (the "Order" and, together with the Civil Litigation, the "Litigation") against PBA. PBHG Funds was not named in the Order. In the Order, the WV Securities Division alleged that PBA permitted short-term trading in excess of the PBHG Funds' disclosed limitation of four exchanges per year and also provided confidential portfolio information to customers of a broker-dealer who used the information to market time the PBHG Funds. The WV Securities Division further alleges in the Order that the foregoing violated the West Virginia Securities Act (W. Va. Code §§ 32-1-101, et seq.) and is seeking that PBA cease and desist from further violation of the West Virginia Securities Act; pay restitution; disgorge fees; pay administrative and investigatory costs and expenses, including counsel fees; pay an administrative assessment; and other relief. It is possible that similar actions based on the same facts and circumstances may be filed in the future by other state agencies. Such other actions will be described in the SAI.

At this stage of the Litigation it is too early to assess the likely outcome of the Litigation, or success of any defenses each of the defendants may have to the claims. Any potential resolution of the Litigation may include, but not be limited to, judgments or settlements for damages against Liberty Ridge or any other named defendant. While it is currently too early to predict the result of the Litigation, Old Mutual Capital does not believe that the outcome of the Litigation will materially affect its ability to carry out its duty as investment adviser to the Funds. However, neither Liberty Ridge nor Old Mutual Capital is currently able to gauge the level of shareholder redemptions that may result from the news of the resolution of these pending lawsuits. Redemptions may require the Funds to sell investments to provide for sufficient liquidity, which could adversely impact the investment performance of the Funds.

Management Fees

The table below shows the management fees the Funds paid during the fiscal year ended March 31, 2008 as a percentage of average net assets.

Fund	Management Fees paid to Old Mutual Capital for the fiscal year ended March 31, 2008*
Old Mutual Advantage Growth Fund	0.85%
Old Mutual Analytic U.S. Long/Short Fund	0.80%
Old Mutual Barrow Hanley Value Fund	0.85%
Old Mutual Columbus Circle Technology and Communications Fund	0.95%
Old Mutual Developing Growth Fund	0.95%
Old Mutual Discover Value Fund	1.10%
Old Mutual Focused Fund	0.75%
Old Mutual Growth Fund	0.80%
Old Mutual Heitman REIT Fund	0.90%
Old Mutual Large Cap Growth Fund	0.85%**
Old Mutual Mid-Cap Fund	0.95%
Old Mutual Select Growth Fund	0.90%
Old Mutual Small Cap Fund	1.00%
Old Mutual Strategic Small Company Fund	0.95%
Old Mutual TS&W Mid-Cap Value Fund	0.95%
Old Mutual TS&W Small Cap Value Fund	1.10%
Old Mutual Barrow Hanley Core Bond Fund	0.60%
Old Mutual Cash Reserves Fund	0.40%
Old Mutual Dwight High Yield Fund	0.70%
Old Mutual Dwight Intermediate Fixed Income Fund	0.45%
Old Mutual Dwight Short Term Fixed Income Fund	0.45%

*   Management fees paid to Old Mutual Capital include both advisory and administrative fees.

**   Effective following the close of business on April 25, 2008, the management fee paid by the Old Mutual Large Cap Growth Fund was reduced from 0.90% to 0.85%.

Management fee breakpoints for all Funds other than the Old Mutual Advantage Growth Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Discover Value Fund, Old Mutual TS&W Mid-Cap Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund are triggered once a Fund reaches $300 million in assets. For assets between $0 and $300 million, management fees for these Funds are charged at their base level. Once assets of any Equity Fund (other than the Old Mutual Advantage Growth Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Discover Value Fund and Old Mutual TS&W Mid-Cap Value Fund) or Fixed Income Fund (other than the Old Mutual Barrow Hanley Core Bond Fund and the Old Mutual Dwight High Yield Fund) exceed $300 million, the management fee charged will be reduced by 0.05% and 0.025% from their base levels, respectively. Further fee breakpoints are triggered when a Fund's assets reach $500 million, $750 million, $1 billion, $1.5 billion and $2 billion. In each case, base level management fees for Equity Funds (other than the Old Mutual Advantage Growth Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Discover Value Fund and Old Mutual TS&W Mid-Cap Value Fund) are reduced by an additional 0.05% for a possible 0.30% total reduction, and base level management fees for Fixed Income Funds (other than the Old Mutual Barrow Hanley Core Bond Fund and the Old Mutual Dwight High Yield Fund) are reduced by an additional 0.025% for a possible 0.15% total reduction.

Management fee breakpoints for the Old Mutual Barrow Hanley Value Fund are triggered when the Fund reaches $1 billion in assets. For assets between $0 and $1 billion, management fees are charged at their base level. Once assets exceed $1 billion, the management fee charged will be reduced by 0.05% from the base level. Further fee breakpoints are triggered when the Fund's assets reach $1.5 billion and $2.0 billion, for a possible total management fee reduction of 0.15%.

Management fee breakpoints for the Old Mutual Advantage Growth Fund, Old Mutual Discover Value Fund, Old Mutual TS&W Mid-Cap Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund are triggered once a Fund reaches $500 million in assets. For assets between $0 and $500 million, management fees are charged at their base level. Once assets exceed $500 million, the management fee charged will be reduced by 0.025% from the base level for the Old Mutual Advantage Growth Fund, Old Mutual Discover Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund and by 0.05% from the base level for the TS&W Mid-Cap Value Fund. An additional fee breakpoint is triggered when a Fund's assets reach $1 billion, for a possible total management fee reduction of 0.05% for the Old Mutual Advantage Growth Fund, Old Mutual Discover Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund and 0.10% for the Old Mutual TS&W Mid-Cap Value Fund.

The Sub-Advisers are entitled to receive a fee from Old Mutual Capital equal to a percentage of the daily net assets of each Fund. The fee arrangement for each Sub-Adviser is described in the SAI.

A discussion regarding the basis for the Board's approval of the investment advisory contract between the Trust and Old Mutual Capital and the sub-advisory contracts between the Trust, Old Mutual Capital and each Sub-Adviser is available in the Trust's Annual Report to Shareholders, which is available on the Funds' Website at oldmutualfunds.com. The back cover of this Prospectus explains how you can get a copy of the Annual Report.

The Portfolio Managers

Listed below are the portfolio managers that have responsibility for the day-to-day management of each Fund and a brief biographical description of each portfolio manager. The SAI provides additional information about the portfolio managers' investments in the Fund or Funds that they manage, a description of their compensation structure and information regarding other accounts that they manage.

OLD MUTUAL ADVANTAGE GROWTH FUND

ASHFIELD

A team of portfolio managers comprise Ashfield's Investment Committee, which takes a team approach to applying the firm's large cap growth equity investment philosophy and process. The members of the Committee are J. Stephen Lauck, J. Stephen Thornborrow, Bradley J. Fretz, Peter A. Johnson, Kelli K. Hill, and Marc W. Lieberman. All portfolio decisions are made collectively by consensus of the Committee.

J. Stephen Lauck, CFA, serves as President, CEO and Portfolio Manager/Analyst for Ashfield Capital Partners, LLC. Prior to 2007, he served as President, CEO and Portfolio Manager/Analyst for Ashfield & Co., Inc. Before joining Ashfield & Co., Inc. in 1984, he was a Vice President at BA Investment Management (San Francisco), where he managed large pension plans. Prior to that, Mr. Lauck was head of Bank of America's Capital Counseling Services in Los Angeles and managed accounts for individuals as well as selected pension and profit sharing plans. Mr. Lauck's investment career began in 1969 with Dean Witter Reynolds, Inc. in Los Angeles. A holder of the chartered financial analyst (CFA) designation, he earned a B.S.B.A. from the University of Arkansas and an M.B.A. from the University of Southern California. From 1967 to 1969, Mr. Lauck served as an officer in the United States Navy.

J. Stephen Thornborrow serves as Portfolio Manager/Analyst for Ashfield Capital Partners, LLC. Prior to 2007, he served as Portfolio Manager/Analyst for Ashfield & Co., Inc. Before joining Ashfield & Co., Inc. in 1984, he served as Senior Vice President at BA Investment Management, where he headed the Individual Portfolio Division. Before joining BA Investment Management, Mr. Thornborrow was Vice President and Investment Department Manager of California First Bank in San Diego and also held a variety of investment positions, including Director of Research, at the Northern Trust Company in Chicago. Mr. Thornborrow graduated with a B.A. with honors in economics from Northwestern University. He also holds a M.A. in economics from Northwestern University and a L.L.B. from Yale Law School.

Bradley J. Fretz serves as Portfolio Manager/Analyst for Ashfield Capital Partners, LLC. Prior to 2007, he served as Portfolio Manager/Analyst for Ashfield & Co., Inc. Before joining Ashfield & Co., Inc. in 1989, he held the position of First Vice President and Director of Investment Manager Evaluation Services in the Consulting Services Division of Shearson Lehman Hutton. Prior to that, Mr. Fretz was responsible for institutional product development at The Vanguard Group and also served as a consultant at both Johnson & Higgins and Aetna Life & Casualty. Mr. Fretz received a B.A. from Washington & Lee University and a M.B.A. from The Wharton School, University of Pennsylvania.

Peter A. Johnson serves as Portfolio Manager/Analyst for Ashfield Capital Partners, LLC. Prior to 2007, he served as Portfolio Manager/Analyst for Ashfield & Co., Inc. Before joining Ashfield & Co., Inc. in 1994, he served as Vice President and Portfolio Manager at Harris Bretall Sullivan & Smith, Inc. and held the position of Vice President and Portfolio Manager at Loomis, Sayles & Co., overseeing both institutional and taxable accounts. Mr. Johnson began his career at Wells Fargo Bank as a management trainee and, later, Pension Trust Officer. He earned a B.A. from the University of Oregon.

Kelli K. Hill serves as Portfolio Manager/Analyst for Ashfield Capital Partners, LLC. Prior to 2007, she served as Portfolio Manager/Analyst for Ashfield & Co., Inc. Before joining Ashfield & Co., Inc. in 2004, she was a Senior Vice President and Institutional Portfolio Manager at Putnam Investments in Boston. Prior to that, Ms. Hill held the position of Managing Director and Portfolio Manager for Wells Fargo in San Francisco. She began her career at Christoph Securities in Lake Forest, Illinois. Ms. Hill earned a B.A. from the University of Southern California.

Marc W. Lieberman, CFA, serves as Portfolio Manager/Analyst for Ashfield Capital Partners, LLC. Prior to 2007, he served as Portfolio Manager/Analyst for Ashfield & Co., Inc. Before joining Ashfield & Co., Inc. in 2002, Mr. Lieberman was employed by John Hancock Funds and Lehman Brothers and also worked for HomeGain, Inc., TheStreet. com and as a clerk on the floor of the NYSE. Mr. Lieberman obtained a B.S. from the University of Vermont.

OLD MUTUAL ANALYTIC U.S. LONG/SHORT FUND

ANALYTIC

Harindra de Silva, Ph.D., CFA, (President and Portfolio Manager) is responsible for Analytic's strategic direction and the ongoing development of its investment processes. Dr. de Silva focuses on the ongoing research and portfolio management efforts for the firm's U.S. equity strategies and Tactical Asset Allocation strategies. Before joining Analytic in 1995 as a member of the U.S. equity team, he was a Principal at Analysis Group, Inc., where he was responsible for providing economic research services to institutional investors including investment managers, large pension funds and endowments. He received a Ph.D. in Finance from the University of California, Irvine. He holds a B.S. in Mechanical Engineering from the University of Manchester Institute of Science and Technology and an M.B.A. in Finance and an M.S. in Economic Forecasting from the University of Rochester. He has 22 years of industry experience.

Dennis Bein, CFA, (Chief Investment Officer and Portfolio Manager) is responsible for the ongoing research for Analytic's U.S. equity strategies as well as the day-to-day portfolio management and trading of those accounts. Before joining Analytic in 1995 as a member of the U.S. equity team, Mr. Bein was a Senior Consultant for AG Risk Management, Analysis Group, Inc.'s investment consulting subsidiary. He received an M.B.A. from the Anderson Graduate School of Management at the University of California, Riverside. Mr. Bein completed his undergraduate studies in Business Administration at the University of California, Riverside. He has 18 years of industry experience.

Steven Sapra, CFA, (Portfolio Manager) is responsible for the ongoing research for Analytic's U.S. equity strategies as well as day-to-day portfolio management and trading. Before joining Analytic in 1999 as a member of the U.S. equity team, Mr. Sapra was a Senior Consultant for BARRA, Inc. He received an M.A. in Economics from the University of Southern California and a B.S. in Economics from California State Polytechnic University, Pomona. He has 11 years of industry experience.

OLD MUTUAL BARROW HANLEY CORE BOND FUND

Barrow Hanley's fixed income portfolios are managed in a team approach, with investment strategy decisions resulting from a consensus of our fixed income professionals: five senior portfolio managers and one dedicated research analyst. All five portfolio managers are generalists, but each also has specific responsibilities for strategic focus on particular aspects of the marketplace and the portfolio structure strategy. Fixed income research responsibilities are divided among the team members, each specializing in areas in which they have particular expertise and interest. Individual bond selection decisions are also consistently made across all portfolios having similar investment objectives.

David R. Hardin joined Barrow Hanley in 1987 as a Principal and Portfolio Manager. Mr. Hardin currently serves as director of credit research, specializing in the high yield sector.

Mark C. Luchsinger, CFA, joined Barrow Hanley in 1997 and became a Principal in 1998. Mr. Luchsinger currently serves as a Portfolio Manager, specializing in investment-grade and high yield corporate bond strategies.

J. Scott McDonald, CFA, joined Barrow Hanley in 1995 and became a Principal in 1998. Mr. McDonald currently serves as a Portfolio Manager, specializing in corporate and government bonds.

Deborah A. Petruzzelli joined Barrow Hanley in 2003 and became a Principal in 2004. Ms. Petruzzelli currently serves as Portfolio Manager and lead analyst and strategist for the mortgage-backed, asset backed, and structured product securities and sectors. Ms. Petruzzelli served as Portfolio Manager with Victory Capital Management Inc. from 2000 to 2003.

John S. Williams, CFA, joined Barrow Hanley in 1983 to launch fixed income management for the firm. Mr. Williams currently serves as Chief Investment Officer for all fixed income strategies, specializing in the MBS sector.

OLD MUTUAL BARROW HANLEY VALUE FUND

James P. Barrow founded Barrow Hanley in August 1979. During his 43-year investment career, Mr. Barrow has worked as a securities analyst and portfolio manager for several major institutions, including Citizens & Southern Bank of South Carolina, Atlantic Richfield and Reliance Insurance. Mr. Barrow holds a B.S. from the University of South Carolina.

OLD MUTUAL COLUMBUS CIRCLE TECHNOLOGY AND COMMUNICATIONS FUND

COLUMBUS CIRCLE

Anthony Rizza, CFA, is co-portfolio manager of the Columbus Circle Technology and Communications Fund. Mr. Rizza has been at Columbus Circle for the past 16 years and has managed Columbus Circle's technology portfolio since 1994.

Craig Chodash, CFA, is co-portfolio manager of the Columbus Circle Technology and Communications Fund. Mr. Chodash joined Columbus Circle in May, 2003 as Senior Vice President/Senior Securities Analyst. Prior to joining Columbus Circle, Mr. Chodash held the position of portfolio manager and Senior Vice President/Analyst at J. & W. Seligman & Company.

OLD MUTUAL DEVELOPING GROWTH FUND

ASHFIELD

J. Stephen Thornborrow (see description under Old Mutual Advantage Growth Fund)

Bradley J. Fretz (see description under Old Mutual Advantage Growth Fund)

Peter A. Johnson (see description under Old Mutual Advantage Growth Fund)

Jeffrey A. Johnson serves as Associate Portfolio Manager/Analyst for Ashfield Capital Partners, LLC. Prior to 2007, he served as Portfolio Manager/Analyst for Ashfield & Co., Inc. Before joining Ashfield & Co. in 2004, he served as Life Agent for New York Life and worked in sales and product development at TradeSports.com. He is a member of the Small Cap Growth Equity, Mid Cap Growth Equity, and SMID Cap Growth Equity investment teams, and his role emphasizes quantitative analysis. Mr. Johnson obtained a B.A. degree in Statistics from Harvard University.

COPPER ROCK

Tucker Walsh is the lead Portfolio Manager and responsible for all final decisions on the Fund. Mike Malouf is the back-up Portfolio Manager and assists Tucker on a daily basis in the management of the Fund.

Tucker Walsh is a founding partner, Chief Executive Officer and Head of Portfolio Management at Copper Rock (since 2005). Prior to co-founding Copper Rock, Mr. Walsh was a Managing Director and Head of the Small Cap Growth team at State Street Research (1997 to 2005) where he managed a $2 billion portfolio for State Street Research's institutional separate accounts and registered mutual funds. Prior to his employment with State Street Research, Mr. Walsh was an Equity Analyst at Chilton Investment Company, Equity Analyst at SG Cowen Asset Management and Equity Analyst at Merrill Lynch. Mr. Walsh earned a B.A. in Economics from Washington and Lee University. He has over 17 years of investment industry experience.

Michael Malouf, CFA, is a President and Portfolio Manager at Copper Rock (since 2005). Prior to joining Copper Rock, Mr. Malouf founded Primena, a software company that creates software for money managers, and was involved in real estate investing (2002 to 2005). Prior to founding Primena, Mr. Malouf held the position of Managing Director and Head of Small Cap Growth Investing at Neuberger Berman (1998 to 2002). Mr. Malouf holds a B.S. in Finance from Arizona State University and a CFA designation. He has over 18 years of investment industry experience.

OLD MUTUAL DISCOVER VALUE FUND

BARROW HANLEY

Barrow Hanley's equity portfolio managers and analysts work as a team for the purposes of generating and researching investment ideas within their investment mandate. Individual security holdings and their weightings in our portfolios are the result of input from both analysts and portfolio managers. The ultimate decision for inclusion and weighting in a portfolio rests with the senior portfolio manager for the portfolio. Portfolio managers have broad research responsibilities, although they focus their efforts on particular sectors. Analysts have specific industry assignments for more in-depth research.

John P. Harloe, CFA, joined Barrow Hanley as a principal in 1995 from Sterling Capital Management, where he served as a vice president and equity portfolio manager/analyst for nine years. During the remainder of his 31-year investment career, Mr. Harloe worked with James S. McClure at American National Insurance Company, American Capital Management and Research, and Oppenheimer & Co., Inc.

James S. McClure, CFA, joined Barrow Hanley as a principal in 1995 from Goldman Sachs Asset Management, where he had been a vice president and senior portfolio manager, managing the Capital Growth Fund, as well as separate accounts. During his 35-year investment career, he has served as the Chief Investment Officer, and then President and Chief Operating Officer at National Securities and Research Corporation. He also served as the Chief Investment Officer and executive vice president at Oppenheimer & Co., Inc. He managed mutual funds at American Capital Management and Research and was initially a securities analyst at American National Insurance Company.

THB

William W. Bryant, Jr. is a founding partner of THB, which was founded in 1982, and has served as a member of THB's small cap investment team since that time. Mr. Bryant also serves as Chairman of THB's Executive Committee and has held that position since 2006.

William W. Bryant III, CFA, joined THB in November 2006 and currently serves as a member of THB's small cap investment team and as a Senior Research Analyst. Prior to joining THB, Mr. Bryant held the position of Senior Manager at Washington Asset Management (2004 to November 2006) and was a portfolio manager at Edgewood Management Co. (2000 to 2004).

Christopher N. Cuesta, CFA, joined THB in July 2002. Mr. Cuesta currently serves as a member of THB's small cap investment team and has held that position since 2002. Prior to joining THB, Mr. Cuesta held the position of equity associate at Solomon Smith Barney (1999 to 2002).

Richard A. Horstmann, CFA, is a founding partner and Principal of THB. Mr. Horstmann currently serves as a member of THB's small cap investment team and has held that position since 1982.

Chad M. Nelson, CFA, joined THB in February 1999. Mr. Nelson currently serves as a member of THB's small cap investment team and has held that position since 1999. Mr. Nelson also serves as THB's Chief Investment Officer and has held that position since 2006.

Alexander J. Thomson is a founding partner of THB. Mr. Thomson currently serves as a member of THB's small cap investment team and has held that position since 1982. Mr. Thomson also serves as THB's Chairman, President and Chief Executive Officer and has held those positions since 2006.

OLD MUTUAL DWIGHT HIGH YIELD FUND

Messrs. Slein and Meigs share overall portfolio management responsibility for the Fund and are responsible for determining overall asset allocation for the Fund, including allocation of Fund assets to the firm's sector specialists, and for managing the allocation to their sector specialties. This approach is consistent with Dwight's approach of organizing portfolio managers and credit analysts along sector and industry lines for all strategies.

Edward B. Meigs, CFA, is a Senior Vice President and Portfolio Manager at Dwight. Mr. Meigs has been responsible for managing non-investment grade corporate bonds for firm client accounts since 2001. Prior to that time, Mr. Meigs was responsible for high yield investing for the Mt. Washington Investment Group, the investment team of Fidelity and Guaranty Life Insurance Company.

Sean M. Slein, CRA, is a Vice President and Portfolio Manager at Dwight. Mr. Slein has been responsible for managing non-investment grade corporate bonds for firm client accounts since 2001. Prior to joining Dwight, Mr. Slein was a Credit Analyst for the Mt. Washington Investment Group and an Options Strategist for the Chicago Mercantile Exchange. Mr. Clancy has thirty-six years of investment experience. Prior to joining Dwight in 2001, he was a Vice-President at Standish, Ayer & Wood and Senior Vice Portfolio Manager at Dewey Square Investors.

OLD MUTUAL DWIGHT INTERMEDIATE FIXED INCOME FUND

Messrs. Clancy, Wulf, Kruk and Milne share overall portfolio management responsibility for the Fund and are responsible for determining overall asset allocation for the Fund managed by Dwight including allocation of Fund assets to the firm's sector specialists, and for managing the allocation to their sector specialties. This approach is consistent with Dwight's approach of organizing portfolio managers and credit analysts along sector and industry lines for all strategies.

Robert P. Clancy, FSA, is a Senior Vice President and Portfolio Manager at Dwight. Mr. Clancy has thirty-seven years of investment experience. Prior to joining Dwight in 2001, he was a Vice-President at Standish, Ayer & Wood and Senior Vice Portfolio Manager at Dewey Square Investors. He received his B.S. from Brown University.

Derrick M. Wulf is a Senior Vice President and Portfolio Manager at Dwight. Mr. Wulf has ten years of financial services experience. Prior to joining Dwight in 1998, he was involved in institutional fixed income sales at First Union Capital.

Joshua M. Kruk, CPA, CFA, is an Executive Vice President and Portfolio Manager at Dwight. Mr. Kruk has 13 years of financial services experience and has been employed with Dwight since 1999. Previously he was a Senior Auditor with Price Waterhouse LLP and an Auditor for Bain Capital. He received his B.S. from the University of Vermont.

Peter M. Milne is a Senior Vice President and Portfolio Manager at Dwight. Mr. Milne has been employed with Dwight since 1999. He received his B.S. from the University of Vermont.

OLD MUTUAL DWIGHT SHORT TERM FIXED INCOME FUND

Messrs. Clancy, Wulf, Kruk, and Milne share overall portfolio management responsibility for the Fund and are responsible for determining overall asset allocation for the Fund managed by Dwight including allocation of Fund assets to the firm's sector specialists, and for managing the allocation to their sector specialties. This approach is consistent with Dwight's approach of organizing portfolio managers and credit analysts along sector and industry lines for all strategies.

Robert P. Clancy, FSA, (see description under Old Mutual Dwight Intermediate Fixed Income Fund)

Derrick M. Wulf (see description under Old Mutual Dwight Intermediate Fixed Income Fund)

Joshua M. Kruk, CPA, CFA (see description under Old Mutual Dwight Intermediate Fixed Income Fund)

Peter M. Milne (see description under Old Mutual Dwight Intermediate Fixed Income Fund)

OLD MUTUAL FOCUSED FUND

Jerome J. Heppelmann, CFA, joined Liberty Ridge in 1994 as a Vice President of Marketing/Client Service and since 1997 has been a member of Liberty Ridge's investment team. Prior to joining Liberty Ridge, Mr. Heppelmann worked in the Investment Advisory Group for SEI Investments.

OLD MUTUAL GROWTH FUND

MUNDER

A team of professionals employed by Munder makes investment decisions for the Fund. The team consists of Tony Y. Dong, Brian S. Matuszak, Andy Y. Mui, George L. Sanders, II, and Geoffrey A. Wilson. Mr. Dong makes final investment decisions for the Fund. The team members provide analytical support for Mr. Dong's selections.

Tony Y. Dong, CFA, is Vice Chairman of Munder, and is a member of Munder Capital Holdings, LLC Board of Directors. He is also a member of the firm's Executive, Operating and Product Policy committees. Mr. Dong manages Munder's Mid-Capitalization Core Growth discipline, and the Munder Mid-Cap Core Growth Fund, is lead manager of the Mid-Cap/Small-Cap Blend (SMID) discipline, and is co-manager of the Small-Mid Cap Munder Small-Mid Cap and Small-Mid Cap 130/30 Funds discipline, as well as the Munder Asset Allocation Fund - Balanced. He joined Munder in 1988 as an equity portfolio manager for Munder's Growth at a Reasonable Price (GARP) investment discipline. Mr. Dong was promoted to Senior Portfolio Manager in 1994 and to Managing Director, Mid-Cap Equity in 2006. Before joining Munder in 1988, Mr. Dong was an investment officer for the Trust Investment Department of Manufacturers Bank, where he served as an equity securities analyst and portfolio manager for institutional accounts. Mr. Dong holds a B.B.A. (with distinction) from the University of Michigan and an M.B.A. in finance from Wayne State University. He has earned the Chartered Financial Analyst® designation and is a member of the CFA Society of Detroit and the CFA Institute.

Brian S. Matuszak, CFA, is a Senior Equity Analyst at Munder. Mr. Matuszak has ten years of industry experience, analyzes equity securities for Munder's Mid-Capitalization Core Growth and Mid-Cap/Small-Cap Blend disciplines, as well as their associated funds. He assists with portfolio strategy, sector analysis, stock selection, and the monitoring of companies owned in the portfolio. Mr. Matuszak is also a member of the team managing Munder's REIT discipline, including the Munder Real Estate Equity Investment Fund. Before becoming an equity analyst, Mr. Matuszak served two years as an internal wholesaler for Munder. Prior to joining Munder in 2000, he was a financial adviser for Prudential Securities. Mr. Matuszak also has experience as a micro-economics instructor at Macomb Community College. He earned both a B.B.A. in finance and accounting (with distinction), and an M.S. in applied economics from the University of Michigan. He has earned the Chartered Financial Analyst® designation and is a member of both the CFA Society of Detroit and the CFA Institute.

Andy Y. Mui, CPA, is a Senior Equity Analyst at Munder. Mr. Mui analyzes equity securities for Munder's Mid-Capitalization Core Growth and Mid-Cap/Small-Cap Blend disciplines, as well as their associated funds. He assists with portfolio strategy, sector analysis, stock selection, and the monitoring of companies owned in the portfolio. Prior to joining Munder in 2005, Mr. Mui was an equity research associate for Smith Barney Citigroup, RBC Capital Markets, and Bank of America Securities LLC. He began his career as an accountant with Coopers & Lybrand LLP, has worked in accounting and financial analysis at Deloitte & Touche LLP, and has provided independent financial analysis services on a contractual basis. Mr. Mui earned a B.B.A. from the University of Michigan and an M.B.A. from the Tuck School of Business at Dartmouth, and is a Certified Public Accountant.

George L. Sanders II, is a Senior Equity Research Associate at Munder. Mr. Sanders has 15 years of investment experience, and provides quantitative equity research for Munder's mid-capitalization (growth and value), small-capitalization (value) and micro-capitalization disciplines. He is also a member of the portfolio management teams responsible for the Mid-Capitalization Core Growth and Mid-Cap/Small-Cap Blend investment disciplines, as well as their associated funds. Prior to joining Munder in 1995 as a result of the merger with Comerica, Mr. Sanders worked as an equity research assistant at Woodbridge Capital Management, an investment subsidiary of Comerica. Before that, he served as systems assistant at Comerica Capital Management.

Geoffrey A. Wilson, CFA, is a Senior Portfolio Manager at Munder. Mr. Wilson is a member of the Mid-Capitalization Core Growth and Mid-Cap/Small-Cap Blend portfolio management teams. He is also the lead manager of Munder's taxable and tax-managed Core Growth Equity investment disciplines. Mr. Wilson joined Munder shortly after its 1985 inception, and has been part of the teams managing large-cap core growth and core growth portfolios following a growth-at-a-reasonable-price approach since that time. Prior to joining Munder, Mr. Wilson was a second vice president / portfolio manager and research specialist for the Manufacturers Bank Trust Investment Department. From 1976 to 1978, Mr. Wilson served as an investment analyst at Wm. C. Roney & Company, a regional brokerage firm. Mr. Wilson received a B.A. in Economics from Albion College and an M.B.A. from the University of Michigan. He is a member, former director and past president of the CFA Society of Detroit, and has earned the Chartered Financial Analyst® designation.

TURNER

The portfolio management team is comprised of Christopher K. McHugh, vice president/senior portfolio manager/security analyst, lead portfolio manager, and Jason Schrotberger and Tara Hedlund, co-managers. The lead portfolio manager is the ultimate decision maker for all changes in the portfolio.

Christopher K. McHugh is lead portfolio manager for Turner's Midcap Growth and Concentrated Global Growth portfolios. He is also a member of the team of analysts covering stocks in the technology and telecommunications sector. One of the founding principals of the firm, Mr. McHugh has worked at Turner since 1990 and has twenty-two years of investment experience. Prior to joining Turner Investment Partners, Mr. McHugh was a performance specialist at Provident Capital Management.

Tara R. Hedlund, CFA, CPA, is a security analyst/portfolio manager at Turner. She covers stocks in the technology & telecommunications sector. Mrs. Hedlund is a co-manager of the Turner New Enterprise Fund, and the Midcap Growth portfolios. She has worked at Turner since 2000 and has thirteen years of investment experience. Prior to joining Turner, Mrs. Hedlund was an audit engagement senior at Arthur Andersen LLP.

Jason D. Schrotberger, CFA, is a security analyst/portfolio manager at Turner. He covers stocks in the consumer sector. Mr. Schrotberger is co-manager of the Small Cap Growth portfolio, the Turner New Enterprise Fund, and Midcap Growth portfolios as well as other concentrated pure growth portfolios. He has worked at Turner since 2001 and has fourteen years of investment experience. Prior to joining Turner, Mr. Schrotberger was an investment analyst at BlackRock Financial Management. He also served as an equity analyst at PNC Asset Management and for the Public School Employees' Retirement System for the Commonwealth of Pennsylvania. He began his career with Safeguard Scientifics where he served as a venture capital analyst.

OLD MUTUAL HEITMAN REIT FUND

Timothy J. Pire and Larry S. Antonatos serve as portfolio managers for the Old Mutual Heitman REIT Fund and provided day-to-day management. Messrs. Pire and Antonatos equally share portfolio management responsibilities for the Fund.

Timothy J. Pire, CFA, is managing director of Heitman with responsibility for fund management, research and analysis of the publicly traded real estate securities and implementation of the investment strategy through fund management. Prior to joining the Sub-Adviser in 1994, Mr. Pire served as vice president and research analyst with PRA Securities Advisors, LP.

Larry S. Antonatos is executive vice president of Heitman with responsibility for fund management, research and analysis of the publicly traded real estate securities and implementation of the investment strategy through fund management. Mr. Antonatos also oversees Heitman's trading positions. Prior to joining Heitman in 1998, Mr. Antonatos served as associate director with Fitch Investors Service, LP, in New York City (1997-1998) and as a Fund manager with Equitable Real Estate Investment Management, Inc. in Chicago (1992 - 1997).

OLD MUTUAL LARGE CAP GROWTH FUND

ASHFIELD

A team of portfolio managers comprise Ashfield's Senior Investment Committee, which takes a team approach to applying the firm's large cap growth equity investment philosophy and process. The members of the Committee are J. Stephen Lauck, J. Stephen Thornborrow, Bradley J. Fretz, Peter A. Johnson, Marc W. Lieberman and Kelli K. Hill. All portfolio decisions are made collectively by consensus of the Committee.

J. Stephen Lauck, CFA (see description under Old Mutual Advantage Growth Fund)

J. Stephen Thornborrow (see description under Old Mutual Advantage Growth Fund)

Bradley J. Fretz (see description under Old Mutual Advantage Growth Fund)

Peter A. Johnson (see description under Old Mutual Advantage Growth Fund)

Kelli K. Hill (see description under Old Mutual Advantage Growth Fund)

Marc W. Lieberman, CFA, (see description under Old Mutual Advantage Growth Fund)

TURNER

Turner takes a team approach to investment management. The portfolio management team is comprised of Robert E. Turner, CFA, chairman and chief investment officer, lead portfolio manager, and Mark D. Turner, Robb J. Parlanti, CFA, and Halie W. O'Shea, co-managers. The lead portfolio manager is the ultimate decision maker for all changes in the portfolio.

Mark D. Turner is a co-founder of Turner, formed in 1990. In addition to his role as president, Mr. Turner serves as lead portfolio manager on the International Growth ADR and co-manager on the Large Cap Growth strategies. He is a member of the analyst team that covers the financial services sector. He has twenty-six years of investment experience. Prior to forming Turner, Mr. Turner was vice president/senior portfolio

manager at First Maryland Asset Management, vice president/portfolio manager at Merrill Lynch Asset Management, and portfolio manager/analyst at Wachovia Investment Management.

Robert E. Turner, CFA, co-founded Turner in 1990. In addition to his roles as chairman and chief investment officer, Mr. Turner is lead portfolio manager for the large cap growth portfolios at Turner. He developed the equity investment process that is the basis for all of Turner's growth equity investments. He is a member of the analyst team that covers the technology and telecommunications sector for all growth investment portfolios. He has twenty-seven years of investment experience. Prior to starting Turner, Mr. Turner served as senior investment manager at Meridian Investment Company, as a portfolio manager with Integon Corporation, an analyst at McMillion/Eubanks and a systems consultant at Arthur Andersen.

Robb J. Parlanti, CFA, is a senior portfolio manager/security analyst at Turner. He covers stocks in the cyclical sector. Mr. Parlanti is the co-manager of Turner's Growth Equity, Core Growth Equity, Large Cap Growth, as well as other concentrated growth portfolios. He has worked at Turner since 1993 and has twenty-one years of investment experience. Prior to joining Turner, Mr. Parlanti was employed with PNC Bank.

Halie W. O'Shae is a security analyst/portfolio manger at Turner. She covers stocks in the consumer sector. Ms. O'Shea is co-manager of Turner's Growth Equity, Core Growth Equity, and Global Growth Equity strategies. She joined Turner in 2003 and has fifteen years of investment experience. Prior to joining Turner, Ms. O'Shea was employed with Janney Montgomery Scott, Market Street Partners, Sanford C. Bernstein& Co., Inc., Platts (a McGraw-Hill company), and Loan Pricing Corporation.

OLD MUTUAL MID-CAP FUND

Jerome J. Heppelmann, CFA (see description under Old Mutual Focused Fund)

OLD MUTUAL SELECT GROWTH FUND

ASHFIELD

Kelli K. Hill and Marc W. Lieberman are two members of Ashfield's Opportunistic All Cap Growth investment team, which takes a team approach to applying the firm's investment philosophy and process. All portfolio decisions are made collectively by consensus.

Kelli K. Hill (see description under Old Mutual Advantage Growth Fund)

Marc W. Lieberman, CFA (see description under Old Mutual Advantage Growth Fund)

TURNER

The portfolio management team is comprised of Robert E. Turner, CFA, chairman and chief investment officer, lead portfolio manager, and Christopher K. McHugh and William C. McVail, co-managers. The lead portfolio manager is the ultimate decision maker for all changes in the portfolio.

Robert E. Turner, CFA (see description under Old Mutual Large Cap Growth Fund)

Christopher K. McHugh (see description under Old Mutual Growth Fund)

William C. McVail covers stocks in the consumer sector. Mr. McVail is the lead manager of the Small Cap Growth and Small Cap Growth Plus portfolios and a co-manager of the Concentrated Growth and Micro Cap Growth portfolios. He has worked at Turner since 1998 and has twenty one years of investment experience. Prior to joining Turner, Mr. McVail was a portfolio manager at BlackRock Equity Advisors. He also served as an equity analyst at PNC Investment Management and Research.

OLD MUTUAL SMALL CAP FUND

EAGLE

After investment research has been conducted on current and potential holdings, the portfolio managers, Todd McCallister and Stacey Serafini Thomas are responsible for determining whether to buy, sell, or hold securities. Both Mr. McCallister and Ms. Thomas have authority for buy and sell decisions within certain sectors. Specifically, Mr. McCallister has final responsibility in finance, business services (shared), media, telecom, health care and energy while Ms. Thomas has responsibility in technology, capital goods, retail and business services (shared). As managing director, Mr. McCallister retains decision-making authority for any decisions in question.

Todd McCallister, Ph.D., CFA, joined Eagle in 1997 and currently holds the positions of Managing Director and Portfolio Manager. Mr. McCallister has 19 years of investment experience as a portfolio manager and analyst. Prior to joining Eagle, Mr. McCallister served as a Portfolio Manager at Investment Advisors, Inc. Mr. McCallister also served as a Portfolio Manager at ANB Investment Management for 5 years. Mr. McCallister holds a B.A., with highest honors, from the University of North Carolina (1982), and a Ph.D. in economics from the University of Virginia (1987). He earned his CFA designation in 1996.

Stacey Serafini Thomas, CFA, joined Eagle in 1999. Ms. Thomas has more than eight years of investment experience as portfolio co-manager and analyst. Prior to joining Eagle, Ms. Thomas served as a Corporate Finance Analyst for Raymond James & Associates, Inc. Ms. Thomas holds a B.A. in government, *cum laude*, from Harvard University (1997). She earned her CFA designation in 2002.

LIBERTY RIDGE

James B. Bell, III, CFA, joined Liberty Ridge in 2001 as a research analyst focusing on financials, utilities and gaming/leisure companies, and has been a portfolio manager since 2004. Prior to joining Liberty Ridge, Mr.Bell worked for six years as a commercial banker at Allfirst Bank.

OLD MUTUAL STRATEGIC SMALL COMPANY FUND

COPPER ROCK

Tucker Walsh is the lead Portfolio Manager and responsible for all final decisions on the Fund. Mike Malouf is the back-up Portfolio Manager and assists Tucker on a daily basis in the management of the Fund.

Tucker Walsh (see description under Old Mutual Developing Growth Fund)

Michael Malouf (see description under Old Mutual Developing Growth Fund)

EAGLE

After investment research has been conducted on current and potential holdings, the portfolio managers, Todd McCallister and Stacey Serafini Thomas are responsible for determining whether to buy, sell, or hold securities. Both Mr. McCallister and Ms. Thomas have authority for buy and sell decisions within certain sectors. Specifically, Mr. McCallister has final responsibility in finance, business services (shared), media, telecom, health care and energy while Ms. Thomas has responsibility in technology, capital goods, retail and business services (shared). As managing director, Mr. McCallister retains decision-making authority for any decisions in question.

Todd McCallister (see description under Old Mutual Small Cap Fund)

Stacey Serafini Thomas (see description under Old Mutual Small Cap Fund)

LIBERTY RIDGE

James B. Bell, III, CFA (see description under Old Mutual Small Cap Fund)

OLD MUTUAL TS&W MID-CAP VALUE FUND

The TS&W Mid-Cap Value strategy is managed through a team approach. The co-portfolio managers on the team are Brett P. Hawkins, CFA, CPA and John (Jack) S. Pickler, CFA.

Brett P. Hawkins, CFA, CPA, joined TS&W in 2001, and currently holds the position of Co-Portfolio Manager for the Mid-Cap Value strategy and Co-Portfolio Manager for the Small/Mid-Cap Value strategy. Previously, he was employed with Arthur Andersen LLP and with First Union Securities, Inc. Mr. Hawkins is a graduate of the University of Richmond and earned his MBA at the University of Virginia.

John (Jack) S. Pickler, CFA, joined TS&W in 2002, and currently holds the position of Co-Portfolio Manager for TS&W Mid-Cap Value strategy and Co-Portfolio Manager for TS&W Large Cap Value strategy. Previously, he was employed with Wheat, First Securities, Inc., Prudential Securities, Inc., and Monument Park Advisors, LLC. Mr. Pickler is a graduate of the University of Virginia and earned his MBA at Wake Forest University.

OLD MUTUAL TS&W SMALL CAP VALUE FUND

Frank H. Reichel, III, has over sixteen years of experience managing value and small-cap value portfolios. Mr. Reichel has worked as a portfolio manager for TS&W since August 2000 and was named Chief Investment Officer in January 2007. Prior to joining TS&W, Mr. Reichel worked for seven years as a portfolio manager at Stratton Management Company.

ABOUT YOUR INVESTMENT

Your Share Price

The price you pay for a share of a Fund and the price you receive upon selling or redeeming a share of a Fund is called the net asset value ("NAV"). NAV per share class of a Fund is calculated by dividing the total net assets of each class of a Fund by the total number of the classes' shares outstanding of that Fund. NAV is determined as of the close of regular trading on the New York Stock Exchange (the "NYSE") (normally 4:00 p.m. Eastern Time) on each day that the NYSE is open. NAV is not calculated, and you may not conduct Fund transactions, on days the NYSE is closed (generally weekends and New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day).

Your purchase, exchange, or redemption of a Fund's shares will be priced at the next NAV calculated after your request is received in good order by the Fund's transfer agent or other Fund agents. Shares begin to earn dividends on the first business day following the day of purchase. Shares earn dividends until the day of redemption. The NAV of your shares when redeemed may be more or less than the price you originally paid, depending primarily upon the Fund's investment performance. If a Fund invests in another investment company, that Fund's NAV is based in part on the NAV of the other investment companies in which the Fund invests. The prospectuses for these other investment companies explain the circumstances under which they may use fair value pricing and its effects.

The Trust may enter into agreements with broker-dealers, financial institutions, retirement plan accounts, trading platforms, certain fee-based programs, or other service providers ("financial intermediaries") that may include the Funds as an investment alternative in the programs they offer or administer. If you buy shares through a financial intermediary, generally your order must be received by the financial intermediary and transmitted to Old Mutual Investment Partners (the "Distributor") or its designee by the close of regular trading on the NYSE in order for you to receive that day's offering price. Otherwise, the order will receive the offering price that is determined on the next day the NYSE is open. The Trust and financial intermediaries reserve the right to reject customer orders that are incomplete or otherwise not in "good order." Financial intermediaries may also accept certain customer orders conditioned on the understanding that the orders may later be rejected in the event they cannot be transmitted to the Distributor or its designee in a timely manner. The Trust will be deemed to have received a purchase or redemption order from authorized financial intermediaries ("authorized financial intermediary") when the financial intermediary, or its authorized designee, accepts the order. The customer order will be priced at the Fund's NAV next computed after such order is unconditionally accepted by an authorized financial intermediary or its authorized designee.

Valuing Portfolio Securities

The Funds use pricing services to determine the market value of the securities in their portfolios. Except as discussed below, the Funds generally use the market price of securities as of the close of regular trading on the NYSE to value equity securities held in the Funds' portfolios, except that securities traded primarily on the NASDAQ Stock Market ("NASDAQ") are normally valued by the Fund at the NASDAQ Official Closing Price provided by NASDAQ each business day.

Short-term investments in the Funds are priced at amortized cost, which approximates market value. The market value of bonds is determined based on an evaluated price. If a Fund holds securities quoted in foreign currencies, it translates that price into U.S. dollars at current exchange rates. Because foreign markets may be open at different times than the NYSE, the price of a Fund's shares may change on days when its shares are not available for purchase or sale. If a market quotation is not readily available or is believed to be unreliable, the security is valued at fair value pursuant to procedures approved by the Board.

Fair Value Pricing

The Funds have fair value pricing procedures in place, and a Valuation Committee meets as necessary to value securities in appropriate circumstances that may include, but are not limited to, when a market price is believed to be unreliable, is unavailable, or if Fund assets have been affected by events occurring after the close of trading of a securities market, but before a Fund calculates its NAV. By fair valuing a security whose price may have been affected by events occurring after the close of trading in its respective market, a Fund attempts to establish a price that it might reasonably expect to receive upon its current sale of that security. These methods are designed to help ensure that the prices at which Fund shares are purchased and redeemed are fair, and do not result in dilution of shareholder interest or other harm to shareholders. In addition, fair value pricing is a helpful tool in preventing excessive short-term trading activity because it may make it more difficult for potentially disruptive shareholders to determine if pricing inefficiencies exist in a Fund's securities. The valuation assigned to fair valued securities for purposes of calculating the Fund's NAV may differ from the security's most recent closing market price and from the prices used by other mutual funds to calculate their NAVs. Although intended to do so, the fair value procedures may not always better represent the price at which the Fund could sell the fair valued security and may not always result in a more accurate NAV.

Temporary Guarantee Program – Old Mutual Cash Reserves Fund

On September 29, 2008, the U.S. Treasury Department established a Temporary Guarantee Program for Money Market Funds (the "Program"). Under the Program, the Treasury Department will guarantee shareholders in a participating money market fund that they will receive $1 for each fund share covered by the Program, in the event that the fund liquidates and the per share value at the time of liquidation is less than $0.995 (the "Guarantee Event"), commonly referred to as "breaking the buck."

At a meeting held on October 6, 2008, the Board determined that the Old Mutual Cash Reserves Fund (for purposes of this section, the "Fund") would participate in the initial term of the Program, which expires on December 18, 2008. On November 24, 2008, the Treasury Department announced an extension of the Program until April 30, 2009 (the "Extension Period"). Only funds that participated in the initial term of the Program are eligible to continue to participate through the Extension Period. The Board has determined that continued participation in the Program is in the best interests of the Fund and its shareholders. Old Mutual Capital, Inc. has agreed to pay the fees required to extend the Fund's participation in the Program through the Extension Period.

The Program covers shareholders of record of the Fund on September 19, 2008 who continue to hold Fund shares at the time of a Guarantee Event. The number of shares of each record holder covered by the Program will be the lesser of (a) the number of Fund shares owned by the record holder on September 19, 2008, or (b) the number of Fund shares owned by the record holder on the date of a Guarantee Event. If the number of shares held fluctuates, even to zero, due to purchases or sales of shares during the Program period, shareholders will be covered for the number of shares held as of the close of business on September 19, 2008, or the number of shares held on the date of the Guarantee Event, whichever is less. The Program does not protect shareholders who were not shareholders of the Fund as of the close of business on September 19, 2008. Upon any liquidation pursuant to the Program, shares not protected by the Program will receive only net asset value per share.

In order to recover, a Guarantee Event must occur during the term of the Program (described below). Recovery under the Program requires the Fund to liquidate. Upon declaration of a Guarantee Event, the Fund will be required to suspend redemptions, cease sales and cease declaration and payment of dividends. For shares covered by the guarantee, any difference between the amount received by a shareholder in connection with the liquidation and $1.00 per share will be covered under the Program. Guarantee payments under the Program will not exceed the amount available within in the U.S. Treasury Department's Exchange Stabilization Fund on the date of payment (currently, approximately $50 billion).

The Program is designed to address temporary dislocations in credit markets. The term of the Program has been extended until April 30, 2009. Thereafter, the Secretary may renew the Program up to the close of business on September 18, 2009. The Program will not automatically extend for the full year without the approval of the Secretary of the Treasury, and the Fund would have to renew its participation to maintain coverage and pay additional fees required in connection with any renewal beyond the Extension Period. If the Treasury does not renew the Program at the end of the Extension Period, the Program will terminate.

For additional information on the Program, visit the U.S. Treasury Department's website at www.ustreas.gov. Neither this Prospectus Supplement, the Prospectus referred to above, nor the Fund are in any manner approved, endorsed, sponsored or authorized by the U.S. Treasury Department.

INVESTING IN THE FUNDS

Policy Regarding Excessive or Short-Term Trading

While the Old Mutual Funds provide shareholders with daily liquidity, they are intended to be long-term investment vehicles and are not designed for investors that engage in short-term trading activity, market-timing, or other abusive trading practices. Short-term trading, market-timing, or other abusive trading practices may disrupt portfolio management strategies, may drive Fund expenses higher, and may harm Fund performance. In particular, frequent trading of Fund shares may:

- cause a Fund to keep more assets in cash or cash equivalents than it otherwise would, causing the Fund to miss out on investment opportunities;

- force a Fund to sell some of its investments sooner than it otherwise would in order to honor redemptions;

- increase brokerage commissions and other portfolio transaction expenses if securities are constantly being bought and sold by a Fund as assets move in or out; or

- dilute the value of Fund shares held by long-term shareholders.

The Trust, Old Mutual Capital, and their agents, will not knowingly permit investors to excessively trade the Funds, although no guarantees can be made that all such trading will be identified and restricted. Purchase and sale orders may be received through financial intermediaries. The Trust, Old Mutual Capital, and their agents cannot always know or reasonably detect short-term trading through financial intermediaries, or through the use of omnibus accounts by financial intermediaries.

To minimize harm to the Funds and their shareholders, the Trust, Old Mutual Capital, and their agents reserve the right to reject any purchase order, including exchange purchases, for any reason without prior notice.

The Board has adopted, and Old Mutual Capital and its affiliates (collectively, for purposes of this section Policy Regarding Excessive or Short-Term Trading, "Old Mutual Capital") and their agents have implemented the following tools designed to discourage excessive short-term trading in Old Mutual Funds:

- trade activity monitoring;

- trading guidelines for certain Old Mutual Funds;

- a redemption/exchange fee on short-term trades in certain Old Mutual Funds; and

- selective use of fair value pricing.

These tools are described in more detail below except fair value pricing, which is described on the previous page. Although these tools are designed to discourage short-term trading, none of these tools alone nor all of them taken together eliminate the possibility that short-term trading activity in the Funds will occur. Moreover, each of these tools other than the redemption/exchange fee involves judgments that are inherently subjective. Old Mutual Capital and its agents seek to make these judgments to the best of their abilities in a manner that they believe is consistent with long-term shareholder interests. For purposes of applying these tools, Old Mutual Capital and its agents may consider an investor's trading history in the Old Mutual Funds, other funds, and accounts under common ownership, influence or control. Old Mutual Capital and the Funds may modify these procedures in response to changing regulatory requirements or to enhance the effectiveness of the procedures.

Trade Activity Monitoring

The Trust or its agent has entered into a shareholder information agreement with each of its Financial Intermediaries, as such term is defined by Rule 22c-2 under the Investment Company Act of 1940, as amended, pursuant to which such Financial Intermediaries are obligated to provide individual shareholder transaction information to the Trust or its agents for the purpose of monitoring individual shareholder trading activity. Old Mutual Capital and its agents monitor selected trades in an effort to detect excessive short-term trading activities. If, as a result of this monitoring, Old Mutual Capital or one of its agents determines that a shareholder has engaged in excessive short-term trading, it will (i) advise the shareholder or use its best efforts to work with the Financial Intermediary that holds the account to inform the shareholder that he or she must stop such activities, and (ii) use its best efforts to refuse to process purchases or exchanges in the shareholder's account other than exchanges into an affiliated money market fund (if available). Determining whether a shareholder has engaged in excessive short-term trading involves judgments that are inherently subjective. In making such judgments, Old Mutual Capital and its agents seek to act in a manner that they believe is consistent with the best interests of Old Mutual Fund shareholders.

The ability of Old Mutual Capital and its agents to monitor trades that are placed by the underlying shareholders of omnibus accounts that are held by intermediaries other than Financial Intermediaries ("Second-Tier Intermediaries") may be limited because Second-Tier Intermediaries may choose not to disclose individual shareholder transaction information, or may not disclose such information in a timely manner upon the Trust's request. Old Mutual Capital and its agents rely on Financial Intermediaries and the willingness, ability and rights of Second-Tier Intermediaries to monitor trading activity in omnibus accounts and/or enforce the Funds' excessive short-term trading policy. Old Mutual Capital and its agents will attempt to apply the excessive short-term trading policy uniformly to all accounts.

Trading Guidelines

If a shareholder exceeds four exchanges out of an Old Mutual Fund (other than the Old Mutual Cash Reserves Fund) per calendar year, or if the Trust, Old Mutual Capital or one of their agents, determines that a shareholder's short-term trading activity is excessive (regardless of whether or not such shareholder exceeds such guidelines), the Trust will not knowingly accept any additional purchase and exchange orders from such shareholder. The Trust and Old Mutual Capital and their agents may accept exchanges that are detected under these guidelines if they believe that such transactions are not short-term trading activity, for legitimate trading purposes and consistent with the best interests of long-term shareholders. Using the proceeds from the redemption of shares of one Old Mutual Fund to purchase shares of one or more other Old Mutual Funds is considered a single exchange. The Trust may permit exceptions to the four exchange limit for wrap accounts that can demonstrate they are following a bona fide asset allocation program.

Transactions placed through the same financial intermediary on an omnibus basis may be deemed part of a group for purposes of this policy and may be rejected in whole or in part. Transactions accepted by a financial intermediary in violation of the short-term trading policy are not deemed accepted by the Fund and may be cancelled or revoked. Old Mutual Capital and its agents may also suspend or terminate a shareholder's exchange privileges if a shareholder engages in a disruptive pattern of exchanges. The Trust and Old Mutual Capital also reserve the right to delay delivery of redemption proceeds for up to 7 days or to honor certain redemptions with securities rather than cash.

Redemption/Exchange Fee

All Funds (except the Old Mutual Cash Reserves Fund) impose a 2.00% redemption/exchange fee on total redemption proceeds before applicable deferred sales charges of any shareholder redeeming shares, including redemption by exchange, of the Funds within 10 calendar days of their purchase. The Funds will impose a redemption/exchange fee to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, Old Mutual Capital assumes that shares held by the investor for the longest period of time will be sold first. The Fund will retain the redemption/exchange fee for the benefit of the remaining shareholders. Due to operational requirements, certain financial intermediaries' methods for tracking and calculating the fee may differ in some respects from the Funds' methods for tracking and calculating the fee. The redemption/exchange fee is not applicable to shares of the Old Mutual Cash Reserves Fund.

The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements, to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management, and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange.

The Funds will not charge the 2.00% redemption/exchange fee on transactions involving the following:

- total or partial redemptions of shares by omnibus accounts maintained by financial intermediaries such as broker-dealers and retirement plans and their service providers that do not have the systematic capability to process the fee;
- total or partial redemptions of shares by omnibus accounts maintained by financial intermediaries such as broker-dealers and retirement plans and their service providers that have negotiated pre-existing legal covenants and agreements with the Funds to waive or not to impose the fee;
- total or partial redemptions effectuated pursuant to an automatic non-discretionary rebalancing program or a systematic withdrawal plan established with the Funds or a financial intermediary;

- redemptions of shares from employer-sponsored retirement plans, such as 401(k) plans, which are made in connection with the withdrawal of an entire plan from a Fund;
- certain broker wrap fee and other fee-based programs;
- redemptions initiated by a Fund, as permitted in the Prospectus; or
- redemptions by the Old Mutual Asset Allocation Portfolios (each of which is a "fund of funds" that primarily invests in Old Mutual Funds) or by other asset allocation or target date funds advised by Old Mutual Capital.

There is no guarantee that the Trust will be successful in its efforts to enforce its redemption/exchange fee.

Certain financial intermediaries such as broker/dealers, banks, insurance companies and retirement plan administrators may impose frequent trading restrictions that differ from the Funds' frequent trading restrictions, if such frequent trading restrictions are deemed by the Adviser or its agents to sufficiently protect Fund shareholders. Please contact your broker/dealer, bank, insurance company or retirement plan administrator to determine what frequent trading restrictions may apply to your account.

Choosing a Share Class

The Trust offers four classes of shares, two of which, Class Z and Institutional Class, are offered by this Prospectus. The other two share classes, Class A and Class C, are offered by separate prospectus. Each class represents investments in the same portfolio of securities of a Fund and has the same rights and privileges as the other share classes of that Fund, except that: (i) each class may be subject to different sales charges (loads); (ii) each class may be subject to different distribution fees, which, if applicable, are paid pursuant to a Distribution Plan adopted under Rule 12b-1 of the 1940 Act; (iii) each class is subject to different service fees, which, if applicable, are paid pursuant to a Service Plan which may be adopted under Rule 12b-1 of the 1940 Act; (iv) exchanges are generally not permitted between the various share classes but only among the same class; and (v) each class may have exclusive voting rights with respect to matters affecting only that class. When choosing a share class, you should consult your financial adviser as to which class is most suitable for you. The Trust reserves the right to change the categories of investors eligible to purchase shares of each Fund.

Buying Shares

Eligible investors may purchase shares of each Fund directly through the Funds' transfer agent or through select financial intermediaries that are authorized to sell you shares of the Funds. Such financial intermediaries may charge you a fee for this service in addition to each Fund's public offering price. The price per share you will pay to invest in a Fund is its NAV next calculated after the transfer agent or other authorized representative accepts your order.

Purchases of shares of each Fund may be made on any day on which the NYSE is open for business. If you purchase shares directly through the Funds' transfer agent, your order must be received before 4:00 p.m. Eastern Time for your purchase order to be effective on the day you place your order. If you order shares through a financial intermediary, the financial intermediary must receive your order before 4:00 p.m. Eastern Time and promptly transmit the order to the Funds for your purchase order to be effective on the day you place your order. The financial intermediary is responsible for promptly transmitting purchase orders to the Funds so that you may receive the same day's NAV.

Eligible Investors

Class Z shares may only be purchased through certain brokers, dealers, registered investment advisers, and tax deferred plans that are authorized to sell and/or service Class Z shares of a Fund, except that: (1) persons or entities who are the beneficial owners of, and who have continuously maintained since June 4, 2007, an investment in Class Z shares of any retail mutual fund currently advised by the Adviser ("Grandfathered Investment") and any person or entity listed in the account registration of a Grandfathered Investment, such as joint owners, trustees, custodians, and designated beneficiaries; and (2) employees of the Adviser and Old Mutual Investment Partners, trustees/directors of any mutual fund currently advised by the Adviser, fund counsel to any mutual fund currently advised by the Adviser, and their immediate families may continue to purchase Class Z shares in any applicable manner. Class Z shares will not be available to new shareholders through direct purchase, including retail no-transaction-fee (NTF) platforms, after June 4, 2007.

The following investors (eligible investors) qualify to purchase Institutional Class shares with a minimum initial investment of at least $1 million in a Fund:

- A bank, trust company, or other type of depository institution purchasing shares for its own account;

- An insurance company, registered investment company, endowment, or foundation purchasing shares for its own account;

- Pension or profit sharing plans or the custodian for such a plan; and

- Qualified or non-qualified employee benefit plans.

Other institutional investors may be eligible to purchase Institutional Class shares at the discretion of Old Mutual Capital. Eligible investors may purchase Institutional Class shares with a minimum initial investment of $100,000 in a Fund provided they sign a LOI, committing them to increase that investment to a minimum investment of $1 million in that Fund within twelve months. Old Mutual Capital reserves the right to change the amount of Institutional Class investment minimums from time to time or to waive them in whole or in part for certain investors or groups of investors. If you are an eligible investor and do not invest at least $1 million in a Fund within twelve months, you will cease to be an eligible investor and the Fund may convert your Institutional Class shares to Class Z shares, if available. If Class Z shares are not offered by the Fund, the Fund may convert your Institutional Class shares to Class A shares at net asset value, if available. The Fund shall notify you of any proposed conversion so that you may increase your Institutional Class account balance to the required minimum.

The Funds also reserve the right to close Institutional Class accounts that do not meet the investment minimum, unless solely as a result of depreciation in share value. If the Fund closes your account, it will redeem your shares and send you the cash proceeds. If you hold Institutional Class shares directly with a Fund, you may receive notice prior to the closure of your account so that you may increase your account balance to the required minimum. Certain Institutional Class accounts held through intermediaries may not be subject to closure by the Fund due to the policies of the intermediaries. However, you may receive notice from your intermediary to increase your Institutional Class account balance to the required minimum to avoid having the intermediary close your account. Please note that you may incur federal income tax liability resulting from the redemption of Fund shares.

Registered investment companies advised by Old Mutual Capital are not subject to the Institutional Class investment minimums. Please see the SAI for more information about LOIs.

Concepts to Understand

TRADITIONAL IRA. An individual retirement account. Your contributions may or may not be deductible depending on your circumstances. Assets grow tax-deferred; withdrawals and distributions are taxable in the year made.

SPOUSAL IRA. An IRA funded by a working spouse in the name of a nonworking spouse.

ROTH IRA. An IRA with non-deductible contributions, and tax-free growth of assets and distributions to pay retirement expenses, provided certain conditions are met.

SIMPLE IRA. An IRA or 401(k) plan sponsored by a small business employer under which each employee elects the portion of his or her compensation to be contributed to the IRA, and the employer is required to make additional contributions.

COVERDELL EDUCATION SAVINGS ACCOUNTS. A savings account with non-deductible contributions, and tax-free growth of assets and distributions, if used to pay certain educational expenses.

For more complete IRA information, consult an Old Mutual Shareholder Services representative or a tax adviser.

Minimum Investments Applicable to Class Z*

	Initial	Additional
Regular Accounts	$2,500	no minimum
Uniform Gifts/Transfer To Minor Accounts	$500	no minimum
Traditional IRAs	$2,000	no minimum
Roth IRAs	$2,000	no minimum
Coverdell Education Savings Accounts	$500	no minimum
Systematic Investment Plans I ("SIP I")[1]	$500	$25
Systematic Investment Plans II ("SIP II")[2]	no minimum	$50

* The Funds reserve the right to change the amount of these minimums from time to time or to waive them in whole or in part.

(1) If a SIP I is established, the minimum initial investment for the Fund is $500 with a monthly systematic additional investment of $25 or more. A SIP I may be established on any type of account.

(2) An investor may establish a SIP II with no minimum initial investment if the monthly systematic additional investment is at least $50. A SIP II may be established on any type of account.

Selling Shares

You may sell your shares at NAV any day the NYSE is open for business. Sale orders received by the Funds' transfer agent or other authorized representatives by 4:00 p.m. Eastern Time will be priced at the Fund's next calculated NAV. The Fund generally sends payment for your shares the business day after your order is accepted. Under unusual circumstances, the Fund may suspend redemptions or postpone payment for up to 7 days. Also, if the Fund has not yet collected payment for the shares you are selling, it may delay paying out the proceeds on your sale until payment has been collected, which may take up to 15 days from the date of purchase. You may also sell shares of each Fund through certain broker-dealers or other financial institutions at which you maintain an account. The broker-dealer or financial institution may charge you a fee for this service.

Limitations on Selling Shares by Telephone – Class Z

Proceeds Sent by	Minimum	Maximum
Check	no minimum	$50,000 per day
Wire*	no minimum	$50,000 per day
ACH	no minimum	$50,000 per day

*   Wire fee is $10 per Federal Reserve Wire.

Please note that the banking instructions to be used for wire and ACH redemptions must be established on your account in advance of placing your sell order.

Written Redemption Orders

Some circumstances require written sell orders along with signature guarantees. These include:

- Redemptions by check, wire or ACH in excess of $50,000;
- Requests to send proceeds to a different address or payee;
- Requests to send proceeds to an address that has been changed within the last 30 days; and
- Requests to wire proceeds to a different bank account.

For joint accounts, each signature must be guaranteed. A signature guarantee may be obtained from a bank, broker dealer, credit union, securities exchange or association, clearing agency or savings association and must include the title of the signatory. A notary public does not provide a signature guarantee. A valid signature guarantee must appear in the following format:

> "Signature(s) Guaranteed"
> [Institution's Name]
> By: [Signature]
> Title: [Title of Signatory]

Systematic Withdrawal Plan

A Systematic Withdrawal Plan permits you to have payments of $50 or more mailed or automatically transferred from your Fund accounts to your designated checking or savings account. Consult your broker, dealer, or financial institution regarding how to establish this feature. Please note that to utilize this feature, you must maintain an account balance of $5,000 or more.

Check Writing

Check Writing is offered to shareholders of Class Z shares of the Old Mutual Cash Reserves Fund. If you have an account balance of $5,000 or more, you may establish this option on your account. You may redeem shares by writing checks on your account for $250 or more. To establish Check Writing on your account, call 888-772-2888 and request a Signature Card.

General Policies

- IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT: The Trust is required by Federal law to obtain, verify, and record information that identifies each person who opens a new account. If you do not provide this information, we may not be able to open your account. Each Fund reserves the right to close your account or take such other action deemed appropriate if we are unable to verify your identity.

- Each Fund may reject or suspend acceptance of purchase orders.

- Each Fund reserves the right to make redemptions in securities rather than in cash if the redemption amount exceeds $250,000 or 1% of the aggregate NAV of the Fund in any 90-day period.

- Payment for telephone purchases must be received by the Fund's transfer agent within seven days or you may be liable for any losses the Fund incurs as a result of the cancellation of your purchase order.

- When placing a purchase, sale, or exchange order through an authorized representative, it is the representative's responsibility to promptly transmit your order to the Fund's transfer agent so that you may receive that same day's NAV.

- State Street Bank and Trust Company, the custodian for IRAs and Coverdell Education Savings accounts, currently charges a $10 annual custodial fee to IRA accounts and a $7 annual custodial fee to Coverdell Education Savings accounts. Custodial fees are automatically deducted from your account if not received by the announced due date, usually in mid-December.

- Because of the relatively high cost of maintaining smaller accounts, each Fund charges an annual fee of $12 if your account balance drops below $1,000. This fee does not apply to Uniform Gifts/Transfer to Minor Accounts, Coverdell Education Savings Accounts, Systematic Investment Plans or shareholders who consent to receive account statements and regulatory mailings electronically. The Funds will provide 60 days' prior notice of the imposition of this fee. The Funds will not impose this fee if you purchase additional shares during the notice period to bring your account balance to at least $1,000.

- For non-retirement accounts, if the value of your investment in the Fund falls below $500, we may redeem your shares and mail the proceeds to you. You will be provided 60 days' prior notice of such redemption. Your shares will not be redeemed if you purchase additional shares during the notice period to bring your account balance to at least $500.

- Asset allocation programs set up in networked accounts, which have been pre-approved by the Fund, will not be subject to the minimum account balances as described above.

- The Funds produce account statements, annual and semi-annual financial reports and annual updates to the prospectus that will be mailed to you. You may elect to receive the account statements, financial reports and prospectus updates electronically by enrolling at oldmutualfunds.com. To reduce expenses, only one copy of most financial reports and prospectuses may be mailed to households, even if there are accounts registered under different names in the household. Please call us or your broker-dealer or financial adviser if you need additional copies of financial reports or prospectuses. If you do not want the mailing of these documents to be combined with those for other members of your household, please call us and we will begin delivery within 30 days of your request. If you purchased your shares through a financial intermediary, please contact your broker-dealer or financial adviser to request separate mailings.

Exchanges Between Funds

You may exchange some or all shares of a particular class of a Fund for the same class of another Old Mutual Fund that offers such class of shares as long as the Fund is open to new investors. In addition, Class Z shares may be exchanged for Institutional Class shares of the same Fund, subject to the investment qualifications and minimums of Institutional Class shares.

If a shareholder exceeds four exchanges out of any of the Old Mutual Funds (except the Old Mutual Cash Reserves Fund) per calendar year, or if the Funds, Old Mutual Capital, or one of their agents determines, in its sole discretion, that a shareholder's short-term trading activity is excessive, the determining party may, in its discretion, reject any additional purchase and exchange orders. In addition, short-term exchanges may be subject to a redemption/exchange fee. See the section of this Prospectus titled "Investing in the Funds - Policy Regarding Excessive or Short-Term Trading" for details of the limitations on exchanging between Old Mutual Funds and the redemption/exchange fee. The minimum investment requirements, as stated in the section of this Prospectus titled "Buying Shares - Minimum Investments", also apply to exchanges.

Before making an exchange, you should obtain and review the prospectus of the Old Mutual Fund whose shares are being acquired. Shareholders should be aware that a financial intermediary may charge a fee for handling an exchange. Shareholders may realize a taxable gain or loss on any exchange, except an exchange of Class Z shares for Institutional Class shares of the same Fund.

To Open an Account

Through a Financial Intermediary:

Contact your broker, investment adviser, financial planner, retirement plan sponsor or other financial intermediary.

In Writing:

Complete the application.
Mail your completed application and a check to:

> Regular Mail:
> Old Mutual Funds II
> P.O. Box 219534
> Kansas City, Missouri 64121-9534

> Overnight Mail:
> Old Mutual Funds II
> 210 West 10th Street, 8th Floor
> Kansas City, Missouri 64105

By Telephone:

Call us at 888-772-2888 to receive an account application and receive an account number.

By Wire:

Call us at 888-772-2888 to receive an application and account number. Wire your investment to the bank listed below.

> United Missouri Bank of Kansas City, N.A.
> ABA # 10-10-00695
> Account # 98705-23469

Include the following information with the wiring instructions:

> Fund name in which you want to invest
> Your name
> Your Social Security or tax identification number
> Your account number

Return the account application.

To Make Additional Investments to an Existing Account

Through a Financial Intermediary:

Contact your broker, investment adviser, financial planner, retirement plan sponsor or other financial intermediary.

In Writing:

Fill out an investment slip.
Mail the slip and the check to:

> Old Mutual Funds II
> P.O. Box 219534
> Kansas City, Missouri 64121-9534

By Telephone:

Call us at 888-772-2888.

By Wire:

Have your bank send your investment to:

> United Missouri Bank of Kansas City, N.A.
> ABA # 10-10-00695
> Account # 98705-23469

Include the following information with the wiring instructions:

> Fund name in which you want to make an additional investment
> Your name
> Your Social Security or tax identification number
> Your account number

By ACH:

Complete the bank information section on the account application. Attach a voided check or deposit slip to the account application. The maximum purchase allowed through ACH is $100,000 and this option must be established on your account 15 days prior to initiating a transaction.

Via The Internet – Class Z Shares:

Complete the bank information section on the account application. Enter the "My Account" section of the OMF II Website located at oldmutualfunds.com and follow the instructions for purchasing shares.

To Sell Shares

Through a Financial Intermediary:

Contact your broker, investment adviser, financial planner, retirement plan sponsor or other financial intermediary.

In Writing:

Write a letter of instruction that includes the following information:

> your name(s) and signature(s)
> your account number
> the Fund name
> the dollar amount you wish to sell
> how and where to send the proceeds

If required, obtain a signature guarantee (see the "Selling Shares" section of this Prospectus). Mail your request to:

> Old Mutual Funds II
> P.O. Box 219534
> Kansas City, Missouri 64121-9534

By Telephone:

Sales orders may be placed by telephone provided this option was selected on your account application. Please call 888-772-2888. Note: Persons under age 59 1/2 may only make sales from IRA accounts in writing, not by telephone.

By Wire:

Sale proceeds may be wired at your request. Be sure OMF II has your wire instructions on file.
There is a $10 charge for each wire sent by the Fund.

By ACH:

Complete the bank information section on the account application. Attach a voided check or deposit slip to the account application. Please note that sale proceeds sent via ACH will not be posted to your bank account until the second business day following the transaction.

Via the Internet:

Enter the "My Account" section of the OMF II Website located at oldmutualfunds.com and follow the instructions for redeeming shares.

Distributions and Taxes

As a regulated investment company, a Fund generally pays no Federal income tax on the income and gains it distributes to you. The Equity Funds pay shareholders dividends from their net investment income and distributions from their net realized capital gains at least once a year, if available, except the Barrow Hanley Value Fund pays shareholders dividends from its net investment income twice a year and distributions from its net realized capital gains once a year, if available, and the Heitman REIT Fund pays shareholders dividends from its net investment income quarterly and distributions from its net realized capital gains once a year, if available. The Fixed Income Funds declare dividends daily and pay shareholders dividends from their net investment income monthly and pay any net realized capital gains at least once a year. A Fund may distribute such income dividends and capital gains more frequently, if necessary, in order to reduce or eliminate Federal excise or income taxes on the Fund. The amount of any distribution will vary, and there is no guarantee a Fund will pay either an income dividend or a capital gains distribution.

Dividends and distributions will be reinvested in your Fund account unless you instruct the Fund otherwise. There are no fees on reinvestments. Alternatively, you may elect to receive your dividends and distributions in cash in the form of a check, wire, or ACH.

Taxes on Transactions

In general, if you are a taxable investor, Fund distributions (other than a return of capital) are taxable to you at either ordinary income or capital gains tax rates. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash.

The tax status of your distributions for each calendar year will be detailed in your annual tax statement from the Fund. The current qualified dividend income and long-term capital gains tax rates for non-corporate shareholders are provided in the table below.

Taxability of Distributions to Individuals and Other Non-Corporate Shareholders

Type of Distribution	Tax rate for 15% bracket and lower	Tax rate for brackets higher than 15%
Dividends Generally	Ordinary income rate	Ordinary income rate
Qualified Dividends	0%	15%
Short-term Capital Gains	Ordinary income rate	Ordinary income rate
Long-term Capital Gains	0%	15%

In addition, investors in taxable accounts should be aware of the following basic tax points:

- Distributions of net investment income and net short-term capital gains are taxable to you as ordinary income. If you are an individual or other non-corporate shareholder and meet certain holding period requirements, a portion of income dividends paid by a Fund may be designated as qualified dividend income eligible for taxation at long-term capital gain rates. However, none or only a small portion of the dividends paid by the Old Mutual Heitman REIT Fund and Fixed Income Funds will be eligible for taxation as qualified dividend income.

- Distributions of net long-term capital gains are taxable to you as long-term capital gains no matter how long you have owned your shares.

- Distributions declared to shareholders with a record date in December - if paid to you by the end of January - are taxable for Federal income tax purposes as if received in December.

- A sale or exchange of Fund shares is a taxable event. This means that you may have a capital gain or loss (provided the shares are held as a capital asset), which will be short-term if you held your shares for 12 months or less and long-term if you held your shares for more than 12 months.

- Fund distributions and gains from the sale or exchange of your Fund shares generally are subject to state and local taxes.

- If you invest in a Fund shortly before it makes a capital gain distribution, the distribution will lower the value of the Fund's shares by the amount of the distribution and, in effect, you will receive some of your investment back in the form of a taxable distribution. This is sometimes referred to as "buying a dividend" because, although the distribution is in effect a return of a portion of the purchase price, it is taxable.

By law, if you do not provide a Fund with your proper taxpayer identification number and certain required certifications, you may be subject to backup withholding on any distributions of income, capital gains, or proceeds from the sale of your shares. A Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 28% of any distributions or proceeds paid.

Fund shares are generally not sold outside the U.S. Foreign investors should be aware that U.S. withholding, special certification requirements to avoid U.S. backup withholding and claim any treaty benefits, and estate taxes may apply to any investment in the Fund. If you are not a citizen or resident of the U.S., see the SAI for additional information.

Additional Tax Information For the Old Mutual Heitman REIT Fund

Because of "noncash" expenses such as property depreciation, an equity REIT's cash flow will exceed its taxable income. The REIT, and in turn the Old Mutual Heitman REIT Fund, may distribute this excess cash to shareholders. Such a distribution is classified as a return of capital. Return-of-capital distributions generally are not taxable to you. Your cost basis in your Fund shares will be decreased by the amount of any return of capital. Any return-of-capital distributions in excess of your cost basis will be treated as capital gains.

Income received by a Fund from certain equity interests in mortgage pooling vehicles is treated as "excess inclusion income." A Fund may derive such income either directly or through an investment in a REIT that holds such interests or qualifies as a taxable mortgage pool. The rules concerning excess inclusion income are complex and burdensome in their current form, and the Funds are awaiting further guidance from the IRS on how these rules are to be implemented. Shareholders should talk to their tax advisers about whether an investment in the Old Mutual Heitman REIT Fund is a suitable investment given the potential tax consequences of the Fund's receipt and distribution of excess inclusion income.

This discussion of "Distributions and Taxes" is not intended or written to be used as tax advice. Because everyone's tax situation is unique, you should consult your tax professional about Federal, state, local, or foreign tax consequences before making an investment in a Fund. Refer to the SAI for additional tax information.

Revenue Sharing

Payments to Financial Intermediaries

The Adviser, Distributor, or one or more of their affiliates, from time to time, makes payments from their own resources to financial intermediaries in exchange for certain services provided by the financial intermediary, such as placing the Trust and the Funds on the financial intermediary's sales system, placing the Trust and the Funds on the financial intermediary's preferred or recommended list, marketing support services, networking services (including account maintenance and transaction processing), and/or administrative or recordkeeping support services (collectively, "revenue sharing payments"). Such payments are in addition to any distribution and service fees that may be payable by a Fund.

Marketing support payments include payments for conferences and seminars, investor and dealer-sponsored events, educating sales personnel of the financial intermediary, placement on sales lists, and access (in some cases on a preferential basis over competitors of the Trust) to sales meetings and salespeople of the financial intermediary.

From time to time, the Adviser or its affiliates pays "networking fees" to certain broker-dealers who process fund transactions through an automated mutual fund clearinghouse, which reduces the Trust's costs in processing shareholder transactions. These networking fees compensate the broker for its expense in processing transactions through the clearinghouse.

Old Mutual Capital or its affiliates pay certain financial intermediaries for administrative or recordkeeping support services. Administrative and recordkeeping support services may include transaction processing or account maintenance activities (such as processing purchases, redemptions, or exchanges or producing customer account statements or tax statements); sub-accounting services; answering shareholder inquiries relating to the Trust and the Funds; delivering proxy statements, annual reports, updated prospectuses, and other communications; and other recordkeeping services relating to investments in the Funds.

Financial intermediaries may be compensated differently depending on the nature and extent of the services they provide. Financial intermediaries may earn profits on these payments, since the amount of the payment may exceed their cost in providing the service. Certain of these payments are subject to limitations under applicable law.

The Distributor or its affiliates may also make non-service, revenue sharing payments to financial intermediaries at an annual rate specified in writing by the Distributor or its affiliates. These payments generally represent a percentage of a financial intermediary's sales and/or the value of Fund shares within a financial intermediary's client accounts. In addition, financial intermediaries may receive non-cash compensation, such as promotional merchandise bearing the Trust's logo.

The Distributor is motivated to make revenue sharing payments since, in certain circumstances, they promote the sale of Fund shares and the retention of those investments by clients of the financial intermediary. Old Mutual Capital and the Sub-Advisers will benefit from the Distributor's activity through increased advisory fees if additional assets are acquired through sale of Fund shares through such financial intermediaries.

Revenue sharing payments may provide financial intermediaries with an incentive to favor shares of a Fund over sales of shares of other mutual funds or non-mutual fund investments. You may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to Fund shares and you should discuss this matter with your financial intermediary and its representatives.

For the fiscal year ended March 31, 2008, the Distributor, the Adviser, or one or more of their affiliates had no revenue sharing arrangements in place.

Payments by Old Mutual Funds II

The Trust may also, from time to time, make payments to financial intermediaries that provide administrative or recordkeeping support services, as described above. From time to time, the Trust may also pay networking fees to brokers, up to certain limits.

YOU CAN FIND FURTHER DETAILS IN THE SAI ABOUT THESE PAYMENTS MADE TO FINANCIAL INTERMEDIARIES. YOU CAN ALSO SPEAK TO YOUR FINANCIAL INTERMEDIARY FOR MORE INFORMATION ABOUT THE PAYMENTS MADE BY THE DISTRIBUTOR, OLD MUTUAL CAPITAL, THEIR AFFILIATES, OR THE FUNDS, TO SUCH FINANCIAL INTERMEDIARY. IN CERTAIN CASES, THE PAYMENTS COULD BE SIGNIFICANT AND MAY CAUSE A CONFLICT OF INTEREST FOR YOUR FINANCIAL INTERMEDIARY.

FINANCIAL HIGHLIGHTS

A Fund's financial highlights help you understand its recent financial performance. The total returns represent the rate that you would have earned or lost on an investment in the Fund, assuming you reinvested all Fund distributions. PricewaterhouseCoopers, LLP has audited the information contained in these financial highlights. Their report and the Fund's financial statements are included in the Funds' Annual Report to Shareholders, which is available, free of charge, upon request.

For a Share Outstanding Throughout Each Year or Period ended March 31, (unless otherwise noted)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
Old Mutual Advantage Growth Fund															
Institutional Class[4]															
2008	$10.00	$ —	$ (1.33)	$ (1.33)	$ —	$ —	$ —	$—	$ 8.67	(13.30)%	$ 78,781	1.00%	1.20%	(0.06)%	69.43%
Old Mutual Analytic U.S. Long/Short Fund															
Class Z															
2008	$14.20	$ 0.03	$ (1.09)	$ (1.06)	$ (0.03)	$ —	$ (0.03)	$—	$13.11	(7.47)%	$ 46,374	1.45%[@]	1.83%	0.18%	235.64%
2007	11.70	0.08	2.46	2.54	(0.04)	—	(0.04)	—	14.20	21.74%	150,654	1.24%[@]	1.56%	0.59%	171.44%[8]
2006	10.60	0.05	1.13	1.18	(0.08)	—	(0.08)	—	11.70	11.16%	27,771	1.27%[@]	1.30%	0.47%	208.15%
2005	9.84	0.06	0.77	0.83	(0.07)	—	(0.07)	—	10.60	8.49%	55,219	1.28%	1.28%	0.57%	173.71%
2004	7.35	0.05	2.48	2.53	(0.04)	—	(0.04)	—	9.84	34.50%	65,668	1.24%	1.25%	0.59%	267.41%
Institutional Class															
2008	$14.20	$ 0.02	$ (1.05)	$ (1.03)	$ (0.08)	$ —	$ (0.08)	$—	$13.09	(7.32)%	$ 44,322	1.47%[@]	1.63%	0.18%	235.64%
2007[2]	13.51	0.03	0.66	0.69	—	—	—	—	14.20	5.11%	—	1.01%[@]	2,495.13%	0.73%	171.44%[8]
Old Mutual Barrow Hanley Value Fund															
Class Z															
2008	$ 8.82	$ 0.14	$ (0.97)	$ (0.83)	$ (0.20)	$ (1.14)	$ (1.34)	$—	$ 6.65	(11.49)%	$ 86,801	1.10%	1.37%	1.59%	9.69%
2007	16.61	0.19	1.37	1.56	(0.21)	(9.14)	(9.35)	—	8.82	14.03%	124,884	1.10%	1.43%	1.52%	62.56%
2006	16.65	0.09	0.68	0.77	(0.14)	(0.67)	(0.81)	—	16.61	4.69%	311,142	1.37%	1.45%	0.51%	26.88%
2005	15.88	0.06	0.99	1.05	(0.05)	(0.23)	(0.28)	—	16.65	6.64%	1,374,194	1.44%	1.46%	0.34%	20.03%
2004	11.84	0.05	4.07	4.12	(0.06)	(0.02)	(0.08)	—	15.88	34.82%	1,128,195	1.48%	1.49%	0.36%	24.31%
Institutional Class															
2008	$ 8.83	$ 0.41	$ (1.25)	$ (0.84)	$ (0.22)	$ (1.14)	$ (1.36)	$—	$ 6.63	(11.57)%	$ 51,690	0.90%	1.02%	2.00%	9.69%
2007[2]	8.69	0.05	0.09	0.14	—	—	—	—	8.83	1.61%	—	0.93%	2,546.53%	2.10%	62.56%
Old Mutual Columbus Circle Technology and Communications Fund															
Class Z															
2008	$13.14	$(0.14)	$ 1.19[6]	$ 1.05	$ —	$ —	$ —	$—	$14.19	7.99%[6]	$ 152,823	1.45%	1.83%	(0.91)%	243.11%
2007	13.04	(0.13)	0.23	0.10	—	—	—	—	13.14	0.77%	160,833	1.45%	1.84%	(1.06)%	126.47%
2006	10.40	(0.14)	2.78	2.64	—	—	—	—	13.04	25.38%	222,617	1.59%	1.62%	(1.24)%	104.99%
2005	10.77	(0.13)	(0.24)	(0.37)	—	—	—	—	10.40	(3.44)%	229,768	1.64%	1.64%	(1.22)%	63.05%
2004	7.31	(0.14)	3.60	3.46	—	—	—	—	10.77	47.33%	314,112	1.66%	1.67%	(1.40)%	135.24%
Institutional Class															
2008	$13.14	$(0.13)	$ 1.21[6]	$ 1.08	$ —	$ —	$ —	$—	$14.22	8.22%[6]	$ —	1.20%	1,490.14%	(0.36)%	243.11%
2007[2]	13.02	(0.03)	0.15	0.12	—	—	—	—	13.14	0.92%	—	1.22%	2,547.92%	(0.80)%	126.47%

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
Old Mutual Developing Growth Fund															
Class Z															
2008	$15.79	$(0.19)	$ (1.21)	$(1.40)	$ —	$ —	$ —	$—	$14.39	(8.87)%	$ 127,070	1.30%	1.62%	(1.10)%	198.93%
2007	15.83	(0.16)	0.12	(0.04)	—	—	—	—	15.79	(0.25)%	160,761	1.30%	1.57%	(1.08)%	221.65%
2006	12.42	(0.17)	3.58	3.41	—	—	—	—	15.83	27.46%	182,191	1.43%	1.45%	(1.23)%	157.70%
2005	12.66	(0.16)	(0.08)	(0.24)	—	—	—	—	12.42	(1.90)%	184,294	1.46%	1.47%	(1.36)%	68.28%
2004	7.94	(0.16)	4.88	4.72	—	—	—	—	12.66	59.45%	278,178	1.40%	1.41%	(1.30)%	96.38%
Institutional Class															
2008	$15.79	$(0.11)	$ (1.25)	$(1.36)	$ —	$ —	$ —	$—	$14.43	(8.61)%	$ 16,200	1.05%	1.44%	(0.74)%	198.93%
2007[2]	15.20	(0.04)	0.63	0.59	—	—	—	—	15.79	3.88%	—	1.07%	2,511.60%	(0.98)%	221.65%
Old Mutual Discover Value Fund															
Institutional Class															
2008[4]	$10.00	$ —	$ (0.58)	$(0.58)	$ —	$ —	$ —	$—	$ 9.42	(5.80)%	$ 33,754	1.17%	1.40%	(0.13)%	65.99%
Old Mutual Focused Fund															
Class Z															
2008	$23.53	$ 0.19	$ (0.86)	$(0.67)	$(0.06)	$(0.96)	$(1.02)	$—	$21.84	(3.21)%	$ 17,780	1.15%	1.36%	0.78%	97.93%
2007	20.36	0.13	3.10	3.23	(0.06)	—	(0.06)	—	23.53	15.85%	25,555	1.15%	1.44%	0.57%	95.63%
2006	18.61	0.02	1.82	1.84	(0.09)	—	(0.09)	—	20.36	9.88%	17,566	1.39%	1.47%	0.08%	110.47%
2005	17.19	0.07	1.35	1.42	—	—	—	—	18.61	8.26%	19,724	1.49%	1.62%	0.42%	192.04%
2004	12.01	(0.02)	5.20	5.18	—	—	—	—	17.19	43.13%	26,574	1.50%	1.54%	(0.15)%	240.63%
Institutional Class															
2008	$23.54	$ 0.29	$ (0.93)	$(0.64)	$(0.13)	$(0.96)	$(1.09)	$—	$21.81	(3.12)%	$ 23,097	0.80%	1.02%	1.46%	97.93%
2007[2]	24.26	0.06	(0.78)	(0.72)	—	—	—	—	23.54	(2.97)%	—	0.83%	2,604.40%	0.91%	95.63%
Old Mutual Growth Fund															
Class Z															
2008	$23.90	$(0.12)	$ 1.14	$ 1.02	$(0.02)	$ —	$(0.02)	$—	$24.90	4.26%	$ 474,654	1.10%	1.34%	(0.44)%	95.38%
2007	23.21	(0.08)	0.77	0.69	—	—	—	—	23.90	2.97%	531,797	1.10%	1.33%	(0.36)%	93.58%
2006	18.36	(0.12)	4.97	4.85	—	—	—	—	23.21	26.42%	655,520	1.35%	1.37%	(0.61)%	102.94%
2005	18.34	(0.19)	0.21	0.02	—	—	—	—	18.36	0.11%	714,903	1.40%	1.40%	(1.16)%	36.93%
2004	13.90	(0.20)	4.64	4.44	—	—	—	—	18.34	31.94%	986,917	1.38%	1.39%	(1.16)%	163.61%
Institutional Class															
2008	$23.91	$(0.19)	$ 1.13	$ 0.94	$(0.06)	$ —	$(0.06)	$—	$24.79	3.91%	$ —	0.95%	3,578.21%	(0.75)%	95.38%
2007[2]	23.05	(0.02)	0.88	0.86	—	—	—	—	23.91	3.73%	—	0.97%	2,515.87%	(0.30)%	93.58%

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
Old Mutual Heitman REIT Fund																
Class Z																
2008	$15.34	$ 0.09	$ (2.85)	$(2.76)	$(0.27)	$(3.19)	$ —	$(3.46)	$—	$ 9.12	(18.90)%	$ 68,843	1.25%	1.36%	0.71%	66.23%
2007	14.28	0.12	2.57	2.69	(0.30)	(1.33)	—	(1.63)	—	15.34	19.20%	181,763	1.25%	1.30%	0.79%	67.95%
2006	11.77	0.10	4.07	4.17	(0.19)	(1.36)	(0.11)[3]	(1.66)	—	14.28	37.47%	182,951	1.31%	1.31%	0.73%	69.95%
2005	11.66	0.30	1.01^^^^	1.31	(0.29)	(0.91)	—	(1.20)	—	11.77	10.96%	145,088	1.31%	1.31%	2.52%	82.58%
2004	8.06	0.31	3.80	4.11	(0.34)	(0.12)	(0.05)[3]	(0.51)	—	11.66	52.08%	133,980	1.30%	1.31%	3.15%	78.20%
Institutional Class																
2008	$15.34	$ 0.32	$ (3.07)	$(2.75)	$(0.34)	$(3.19)	$ —	$(3.53)	$—	$ 9.06	(18.85)%	$ 24,318	0.95%	1.26%	3.98%	66.23%
2007[2]	15.00	0.10	0.40	0.50	(0.16)	—	—	(0.16)	—	15.34	3.37 %	—	0.96%	2,435.56%	2.22%	67.95%

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
Old Mutual Large Cap Growth Fund (formerly known as Old Mutual Large Cap Growth Concentrated Fund)															
Class Z															
2008	$18.28	$(0.06)	$ 0.69	$ 0.63	$ —	$ —	$ —	$—	$18.91	3.45%	$ 94,245	1.25%	1.68%	(0.31)%	112.65%
2007	17.78	(0.08)	0.58	0.50	—	—	—	—	18.28	2.81%	111,341	1.25%	1.51%	(0.44)%	157.06%
2006	14.03	(0.14)	3.89	3.75	—	—	—	—	17.78	26.73%	140,148	1.41%	1.44%	(0.90)%	128.58%
2005	15.12	(0.09)	(1.00)	(1.09)	—	—	—	—	14.03	(7.21)%	153,215	1.46%	1.46%	(0.64)%	41.95%
2004	11.35	(0.17)	3.94	3.77	—	—	—	—	15.12	33.22%	217,059	1.46%	1.47%	(1.24)%	73.65%
Institutional Class															
2008	$18.29	$(0.01)	$ 0.68	$ 0.67	$ —	$ —	$ —	$—	$18.96	3.66%	$ —	0.95%	3,758.64%	(0.05)%	112.65%
2007[2]	18.33	(0.01)	(0.03)	(0.04)	—	—	—	—	18.29	(0.22)%	—	0.97%	2,564.04%	(0.16)%	157.06%
Old Mutual Mid-Cap Fund															
Class Z															
2008	$16.39	$ 0.02	$ (1.34)	$ (1.32)	$ —	$(4.27)	$(4.27)	$—	$10.80	(11.26)%	$138,161	1.20%	1.41%	0.11%	119.16%
2007	19.46	(0.08)	1.11	1.03	—	(4.10)	(4.10)	—	16.39	7.91%	247,662	1.20%	1.38%	(0.45)%	99.00%
2006	17.97	(0.05)	3.09	3.04	(0.01)	(1.54)	(1.55)	—	19.46	17.52%	403,953	1.32%	1.35%	(0.25)%	81.91%
2005	17.93	(0.03)	1.73	1.70	—	(1.66)	(1.66)	—	17.97	9.59%	455,657	1.33%	1.33%	(0.18)%	116.71%
2004	12.29	(0.07)	5.71	5.64	—	—	—	—	17.93	45.89%	452,530	1.37%	1.38%	(0.47)%	143.80%
Institutional Class															
2008	$16.40	$ 0.03	$ (1.34)	$ (1.31)	$ —	$(4.27)	$(4.27)	$—	$10.82	(11.19)%	$ 11,444	1.00%	1.73%	0.26%	119.16%
2007[2]	16.09	(0.01)	0.32	0.31	—	—	—	—	16.40	1.93%	—	1.03%	2,523.01%	(0.25)%	99.00%
Old Mutual Select Growth Fund															
Class Z															
2008	$25.56	$(0.20)	$ 0.64	$ 0.44	$ —	$ —	$ —	$—	$26.00	1.72%	$102,722	1.25%	1.69%	(0.67)%	173.62%
2007	24.63	(0.14)	1.07	0.93	—	—	—	—	25.56	3.78%	118,721	1.25%	1.61%	(0.58)%	201.17%
2006	19.95	(0.20)	4.88	4.68	—	—	—	—	24.63	23.46%	150,145	1.46%	1.51%	(0.93)%	157.84%
2005	20.91	(0.26)	(0.70)	(0.96)	—	—	—	—	19.95	(4.59)%	163,617	1.53%	1.53%	(1.28)%	141.68%
2004	15.71	(0.28)	5.48	5.20	—	—	—	—	20.91	33.10%	231,034	1.52%	1.53%	(1.44)%	179.85%
Institutional Class															
2008	$25.57	$(0.09)	$ 0.57	$ 0.48	$ —	$ —	$ —	$—	$26.05	1.88%	$ 115	0.95%	128.14%	(0.38)%	173.62%
2007[2]	25.49	(0.03)	0.11	0.08	—	—	—	—	25.57	0.31%	—	0.97%	2,563.60%	(0.49)%	201.17%

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return[†]	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^.*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate[†]
Old Mutual Small Cap Fund															
Class Z															
2008	$27.90	$ 0.27	$ (2.31)	$ (2.04)	$(0.24)	$ —	$(0.24)	$—	$25.62	(7.41)%	$ 33,135	1.25%	1.65%	0.92%	117.94%
2007	25.05	(0.10)	2.95	2.85	—	—	—	—	27.90	11.38%	46,005	1.25%	1.67%	(0.41)%	104.61%
2006	22.16	(0.07)	2.96	2.89	—	—	—	—	25.05	13.04%	49,868	1.44%	1.65%	(0.32)%	116.13%
2005	20.29	(0.20)	2.07	1.87	—	—	—	—	22.16	9.22%	60,556	1.50%	1.61%	(1.01)%	98.18%
2004	13.27	(0.15)	7.17	7.02	—	—	—	—	20.29	52.90%	102,497	1.50%	1.56%	(0.84)%	116.57%
Institutional Class															
2008	$27.91	$ 0.25	$ (2.28)	$ (2.03)	$(0.28)	$ —	$(0.28)	$—	$25.60	(7.38)%	$ —	1.10%	3,857.33%	0.88%	117.94%
2007[2]	26.66	(0.02)	1.27	1.25	—	—	—	—	27.91	4.69%	—	1.12%	2,504.37%	(0.31)%	104.61%
Old Mutual Strategic Small Company Fund															
Class Z															
2008	$13.47	$(0.03)	$ (0.96)	$ (0.99)	$ —	$ (2.70)	$(2.70)	$—	$ 9.78	(11.00)%	$ 24,156	1.35%	1.74%	(0.19)%	142.78%
2007	17.43	(0.12)	0.33	0.21	—	(4.17)	(4.17)	—	13.47	5.12%	35,712	1.35%	1.63%	(0.84)%	160.24%
2006	14.47	(0.13)	3.09	2.96	—	—	—	—	17.43	20.46%	48,107	1.46%	1.54%	(0.82)%	148.73%
2005	13.68	(0.16)	0.95	0.79	—	—	—	—	14.47	5.77%	51,156	1.50%	1.61%	(1.17)%	80.38%
2004	8.72	(0.14)	5.10	4.96	—	—	—	—	13.68	56.88%	69,838	1.50%	1.60%	(1.14)%	96.80%
Institutional Class															
2008	$13.48	$ —	$ (0.98)	$ (0.98)	$ —	$ (2.70)	$(2.70)	$—	$ 9.80	(10.92)%	$ —	1.10%	3,635.24%	(0.02)%	142.78%
2007[2]	12.93	(0.03)	0.58	0.55	—	—	—	—	13.48	4.25%	—	1.12%	2,509.06%	(0.69)%	160.24%
Old Mutual TS&W Mid-Cap Value Fund															
Institutional Class															
2008[5]	$10.00	$ 0.04	$ (1.31)	$ (1.27)	$(0.01)	$ —	$(0.01)	$—	$ 8.72	(12.75)%	$ 56,426	1.00%	1.10%	0.57%	66.60%
Old Mutual TS&W Small Cap Value Fund															
Class Z															
2008	$26.30	$(0.13)	$ (2.52)	$ (2.65)	$ —	$ (3.89)	$(3.89)	$—	$19.76	(11.53)%	$ 45,862	1.30%	1.49%	(0.51)%	40.37%
2007	28.15	(0.14)	2.48	2.34	—	(4.19)	(4.19)	—	26.30	8.80%	67,029	1.30%	1.45%	(0.53)%	35.43%
2006	25.20	(0.15)	5.57	5.42	—	(2.47)	(2.47)	—	28.15	22.69%	68,271	1.46%	1.47%	(0.56)%	41.45%
2005	20.80	(0.16)	4.97	4.81	—	(0.41)	(0.41)	—	25.20	23.23%	91,746	1.50%	1.54%	(0.68)%	27.69%
2004^	16.12	(0.05)	4.89	4.84	—	(0.16)	(0.16)	—	20.80	30.16%	25,553	1.50%	1.73%	(0.42)%	27.33%
Old Mutual Barrow Hanley Core Bond Fund															
Institutional Class															
2008[4]	$10.00	$ 0.17	$ 0.19	$ 0.36	$(0.17)	$ —	$(0.17)	$—	$10.19	3.58%	$ 47,060	0.70%	0.95%	4.68%	70.77%
Old Mutual Cash Reserves Fund															
Class Z															
2008	$ 1.00	$ 0.04	$ —	$ 0.04	$(0.04)	$ —	$(0.04)	$—	$ 1.00	4.18%	$ 37,542	0.73%	0.99%	4.11%	n/a
2007	1.00	0.04	—	0.04	(0.04)	—	(0.04)	—	1.00	4.56%	32,909	0.73%	0.94%	4.47%	n/a
2006	1.00	0.03	—	0.03	(0.03)	—	(0.03)	—	1.00	2.96%	34,503	0.84%	0.85%	2.88%	n/a
2005	1.00	0.01	—	0.01	(0.01)	—	(0.01)	—	1.00	0.91%	41,720	0.82%	0.83%	0.87%	n/a
2004	1.00	—	—	—	—	—	—	—	1.00	0.32%	53,905	0.88%	0.89%	0.32%	n/a
Institutional Class															
2008[7]	$ 1.00	$ 0.03	$ 0.01	$ 0.04	$(0.04)	$ —	$(0.04)	$—	$ 1.00	3.54%	$ 1	0.73%	1,509.12%	3.96%	n/a

Old Mutual Dwight High Yield Fund

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
Institutional Class															
2008[4]	$10.00	$ 0.36	$ (0.69)	$ (0.33)	$(0.38)	$ —	$(0.38)	$—	$ 9.29	(3.39)%	$ 8,602	0.80%	1.86%	10.90%	10.78%

Old Mutual Dwight Intermediate Fixed Income Fund

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
Class Z															
2008	$10.09	$ 0.50	$ 0.04	$ 0.54	$(0.46)	$ —	$(0.46)	$—	$10.17	5.50%	$ 2,721	0.82%	1.79%	4.64%	277.91%
2007	9.97	0.46	0.12	0.58	(0.46)	—	(0.46)	—	10.09	5.99%	7,574	0.85%	1.60%	4.62%	462.98%
2006	10.12	0.39	(0.12)	0.27	(0.40)	(0.02)	(0.42)	—	9.97	2.70%	7,620	0.85%	1.74%	3.88%	435.30%
2005	10.30	0.35	0.03	0.38	(0.36)	(0.20)	(0.56)	—	10.12	3.72%	7,302	0.85%	2.05%	3.38%	350.28%
2004^^	10.00	0.23	0.38	0.61	(0.23)	(0.08)	(0.31)	—	10.30	6.19%	6,377	0.85%	2.36%	3.33%	258.83%
Institutional Class															
2008	$10.09	$ 0.43	$ 0.16	$ 0.59	$(0.51)	$ —	$(0.51)	$—	$10.17	6.04%	$ 69,653	0.54%	0.58%	4.75%	277.91%
2007[2]	10.10	0.14	—	0.14	(0.15)	—	(0.15)	—	10.09	1.36%	—	0.58%	2,560.19%	5.21%	462.98%

Old Mutual Dwight Short Term Fixed Income Fund

	Net Asset Value Beginning of Period	Net Investment Income (Loss)[1]	Realized and Unrealized Gains or (Losses) on Securities	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Return of Capital	Total Dividends and Distributions	Redemption Fees	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Net Expenses to Average Net Assets*	Ratio of Gross Expenses to Average Net Assets^^^,*	Ratio of Net Investment Income (Loss) to Average Net Assets*	Portfolio Turnover Rate†
Class Z																
2008	$ 9.90	$0.42	$ 0.06	$0.48	$(0.40)	$ —	$ —	$(0.40)	$—	$ 9.98	4.90%	$ 158,524	0.70%	0.87%	4.15%	188.14%
2007	9.77	0.37	0.12	0.49	(0.36)	—	—	(0.36)	—	9.90	5.14%	187,897	0.70%	0.91%	3.74%	163.81%
2006	9.81	0.30	(0.03)	0.27	(0.31)	—	—	(0.31)	—	9.77	2.74%	254,300	0.74%	0.93%	3.01%	196.42%
2005	10.00	0.21	(0.11)[#]	0.10	(0.25)	(0.04)	—	(0.29)	—	9.81	1.02%<	392,118	0.83%	1.17%	2.08%	400.26%
2004	10.00	0.29	0.04	0.33	(0.29)	—	(0.04)	(0.33)	—	10.00	3.38%	1,424,238	1.00%	1.30%	2.87%	257.21%
Institutional Class																
2008	$ 9.90	$0.42	$ 0.07	$0.49	$(0.42)	$ —	$ —	$(0.42)	$—	$ 9.97	5.07%	$ 25	0.55%	566.32%	4.60%	188.14%
2007[2]	9.87	0.12	0.03	0.15	(0.12)	—	—	(0.12)	—	9.90	1.48%	—	0.56%	2,553.82%	4.30%	163.81%

n/a   Not Applicable

*   Ratios for periods of less than one year have been annualized.

†   Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charge.

^   The Old Mutual TS&W Small Cap Value Fund commenced operations on July 25, 2003.

^^   The Old Mutual Dwight Intermediate Fixed Income Fund commenced operations on July 31, 2003.

^^^   Legal, printing and/or compliance audit expenses relating to the SEC and NYAG examinations and the Civil Litigation described in the "Litigation" section of this prospectus were incurred and the Adviser and/or Liberty Ridge has paid these expenses on behalf of the Trust. Had the Adviser and/or Liberty Ridge not paid these expenses, the expenses for the Funds would have been higher than what is reflected in the financial highlights for the years ended March 31, 2008, 2007, 2006, 2005 and 2004.

^^^^   In addition to the net realized and unrealized losses on investments as set forth in the Statement of Operations, this amount includes an increase in net asset value per share resulting from the timing of sales and redemptions of shares in relation to fluctuating market values for the Fund's investments.

The impact of the payment from affiliate (See Note 2 in the Annual Report) increased the Realized and Unrealized Gains on Securities by $0.07 per share.

<   A percentage of the total return consists of a payment from the Adviser. Excluding the payment by affiliate the total return would have been 0.30% for Class Z.

1   Per share amounts for the year or period are calculated based on average outstanding shares.

2   Class commenced operations on December 20, 2006.

3   Historically, the Old Mutual Heitman REIT Fund has distributed to its shareholders amounts approximating dividends received from the REITs. A portion of such distributions may include a return of capital.

4   The Old Mutual Advantage Growth Fund, Old Mutual Discover Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund commenced operations on November 19, 2007.

5   The Old Mutual TS&W Mid-Cap Value Fund commenced operations on June 4, 2007.

6   Impact of payment from affiliate was less than $0.01 per share and 0.01%, respectively.

7   Institutional Class shares commenced operations on June 4, 2007.

8   Ratio has been revised to present a corrected calculation. A higher turnover rate increases transaction costs (e.g., brokerage commissions) and increases realized gains and losses.

@   Impact of dividend expense, prior to contractual reimbursement, for Old Mutual Analytic U.S. Long/Short Fund as a ratio of expenses to average net assets:

	Class Z	Institutional Class
2008	0.26%	0.26%
2007	0.16%	0.13%
2006	0.25%	n/a
2005	n/a	n/a
2004	n/a	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds II, the following documents are available free upon request:

Statement of Additional Information

The SAI provides more information about the Funds and is incorporated into this Prospectus by reference.

Annual and Semiannual Reports

The Annual and Semiannual Reports provide financial and performance information about the Funds and their investments and a discussion of the market conditions and investment strategies that significantly affected each Fund's performance during the period.

To obtain a free copy of the SAI, Annual and Semiannual Reports, or other information and for shareholder inquiries, contact Old Mutual Funds II:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds II
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

Reports and other information about Old Mutual Funds II (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about Old Mutual Funds II are also available on the EDGAR database on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, after paying a duplicating fee, by sending your written request to the SEC's Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at publicinfo@sec.gov.

Investment Adviser

Old Mutual Capital, Inc.



OLD MUTUAL

Distributor: Old Mutual Investment Partners
R-08-411 12/2008

SEC File Number 811-04391

OLD MUTUAL FUNDS II

STATEMENT OF ADDITIONAL INFORMATION

DECEMBER 9, 2008

As Supplemented

This Statement of Additional Information ("SAI") relates to the following series portfolios of the Old Mutual Funds II Trust (the "Trust"):

Equity Funds
Old Mutual Advantage Growth Fund
Old Mutual Analytic U.S. Long/Short Fund
Old Mutual Barrow Hanley Value Fund
Old Mutual Columbus Circle Technology and Communications Fund
Old Mutual Developing Growth Fund (formerly known as the Old Mutual Emerging Growth Fund)
Old Mutual Discover Value Fund
Old Mutual Focused Fund
Old Mutual Growth Fund
Old Mutual Heitman REIT Fund
Old Mutual Large Cap Growth Fund (formerly known as the Old Mutual Large Cap Growth Concentrated Fund)
Old Mutual Mid-Cap Fund
Old Mutual Select Growth Fund
Old Mutual Small Cap Fund
Old Mutual Strategic Small Company Fund
Old Mutual TS&W Mid-Cap Value Fund
Old Mutual TS&W Small Cap Value Fund

Fixed-Income Funds
Old Mutual Barrow Hanley Core Bond Fund
Old Mutual Cash Reserves Fund
Old Mutual Dwight High Yield Fund
Old Mutual Dwight Intermediate Fixed Income Fund
Old Mutual Dwight Short Term Fixed Income Fund

This SAI is not a prospectus. It is intended to provide additional information regarding the activities and operations of the Trust and the series portfolios of the Trust named above (each a "Fund" and together, the "Funds"). It supplements and should be read in conjunction with the current Class A and Class C prospectus dated July 28, 2008 and the current Class Z and Institutional Class prospectus as supplemented dated December 9, 2008 for each Fund as amended or supplemented from time to time. To obtain a copy of the Trust's prospectuses, please visit oldmutualfunds.com or call 888-772-2888.

The Trust's audited financial statements and accompanying notes for the fiscal year ended March 31, 2008, and the report of PricewaterhouseCoopers, LLP, with respect to such financial statements, appear in the Trust's 2008 Annual Report and are incorporated by reference in this SAI. The Trust's Annual Report contains additional performance information and is available free of charge at oldmutualfunds.com or by calling 888-772-2888.

Table of Contents

Page

THE TRUST 1
INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS 1
DESCRIPTION OF PERMITTED INVESTMENTS 5
RISKS OF TRANSACTIONS IN FUTURES CONTRACTS AND OPTIONS........................ 22
ADDITIONAL INVESTMENT INFORMATION 33
SETTLEMENTS AND PENDING LITIGATION.. 36
TRUSTEES AND OFFICERS OF THE TRUST 38
THE INVESTMENT ADVISER, SUB-ADVISERS AND OTHER SERVICE PROVIDERS.... 44
THE ADVISER.. 44
THE SUB-ADVISERS 49
PORTFOLIO MANAGERS 53
THE DISTRIBUTOR 53
THE ADMINISTRATOR AND SUB-ADMINISTRATOR 58
OTHER SERVICE PROVIDERS 61
5% AND 25% SHAREHOLDERS.. 62
PORTFOLIO TRANSACTIONS 83
PROXY VOTING.. 88
DESCRIPTION OF SHARES 88
PURCHASE AND REDEMPTIONS OF SHARES.. 89
DETERMINATION OF NET ASSET VALUE 106
TAXES 108
PERFORMANCE ADVERTISING 116
FINANCIAL STATEMENTS 116
CREDIT RATINGS 117
EXHIBITS 124

EXHIBIT A – OLD MUTUAL FUNDS AND ADVISER'S PROXY VOTING GUIDELINES   A-1
EXHIBIT B – SUB-ADVISERS PROXY VOTING POLICIES   B-1
EXHIBIT C – PENDING LITIGATION   C-1
EXHIBIT D – PORTFOLIO MANAGER DISCLOSURE   D-1

THE TRUST

The Trust is registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company, known as a mutual fund. The Trust was originally incorporated in Delaware on August 2, 1985 under the name PBHG Growth Fund, Inc., and commenced business shortly thereafter as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). On July 21, 1992, shareholders of the Trust approved an Agreement and Articles of Merger pursuant to which the Trust was reorganized and merged into a new Maryland corporation, also named PBHG Growth Fund, Inc. On September 8, 1993, the shareholders of the Trust voted to change the name of the Trust to The Advisors' Inner Circle Fund II, Inc. On May 2, 1994, the shareholders voted to change the Trust's name to the PBHG Funds, Inc. On July 16, 2001, PBHG Funds, Inc. was reorganized as a Delaware business trust and the Trust's name changed to PBHG Funds. Effective November 1, 2005, the Trustees of the Trust voted to change the Trust's name to Old Mutual Advisor Funds II. Effective November 19, 2007, the Trustees of the Trust voted to change the Trust's name to Old Mutual Funds II.

Effective January 1, 2006, the Board of Trustees (the "Board") approved Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Adviser") to serve as the investment adviser to each of the Trust's then-existing Funds. This appointment became effective on April 19, 2006, for the Old Mutual Focused Fund, Old Mutual Heitman REIT Fund, Old Mutual Small Cap Fund, Old Mutual Strategic Small Company Fund, Old Mutual TS&W Small Cap Value Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight Short Term Fixed Income Fund and on May 17, 2006, for the Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Developing Growth Fund, Old Mutual Growth Fund, Old Mutual Large Cap Growth Fund, Old Mutual Mid-Cap Fund, Old Mutual Select Growth Fund and Old Mutual Cash Reserves Fund when shareholders voted to approve the investment management agreement ("Management Agreement") between the Trust and Old Mutual Capital. Prior to approval of the Management Agreement by shareholders, Old Mutual Capital served as the investment Adviser to each Fund under an interim investment advisory agreement approved by the Board. The Board approved Old Mutual Capital to serve as the investment adviser for the Old Mutual TS&W Mid-Cap Value Fund effective June 4, 2007 and for the Old Mutual Advantage Growth Fund, Old Mutual Discover Value Fund, Old Mutual Barrow Hanley Core Bond Fund and Old Mutual Dwight High Yield Fund (together, the "New Funds") effective November 19, 2007.

This SAI relates to all Funds of the Trust. Shareholders may purchase shares through four separate classes: Class A, Class C, Class Z and Institutional Class, which each have different eligibility, distribution costs, voting rights and dividends. Except for these differences, each Class share of each Fund represents an equal proportionate interest in that Fund. Not all share classes are offered for all Funds, and some share classes on some funds, although registered, may not be currently offered for sale to the public. The prospectus for each Fund describes the share classes currently being offered. A more detailed description of the rights and restrictions of the separate classes is provided in the "Description of Shares" section of this SAI. No investment in shares of a Fund should be made without first reading a Fund's prospectus. Capitalized terms not defined in this SAI are defined in each prospectus offering shares of the Funds.

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

The investment objective of each Fund is fundamental and may not be changed, as to a Fund, without approval by the holders of a majority of such Fund's outstanding voting shares. Such majority is defined in the Investment Company Act of 1940, as amended ("1940 Act") as the lesser of (i) 67% or more of the voting securities of the Fund present in person or by proxy at a meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy; or (ii) more than 50% of the outstanding voting securities of the Fund. The investment objective of each Fund is set forth below:

Equity Funds ("Equity Funds")	Investment Objective
Old Mutual Advantage Growth Fund	Long-term capital growth.
Old Mutual Analytic U.S. Long/Short Fund	Above-average total returns.
Old Mutual Barrow Hanley Value Fund	Long-term capital growth.
Old Mutual Columbus Circle Technology and Communications Fund	Long-term capital growth.
Old Mutual Developing Growth Fund	Long-term capital growth.
Old Mutual Discover Value Fund	Long-term capital growth.
Old Mutual Focused Fund	Above-average total returns over a 3 to 5 year market cycle.
Old Mutual Growth Fund	Capital appreciation.
Old Mutual Heitman REIT Fund	High total return consistent with reasonable risk.
Old Mutual Large Cap Growth Fund	Long-term capital growth.
Old Mutual Mid-Cap Fund	Above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk.
Old Mutual Select Growth Fund	Long-term capital growth.
Old Mutual Small Cap Fund	Above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk.
Old Mutual Strategic Small Company Fund	Capital growth.
Old Mutual TS&W Mid-Cap Value Fund	Long-term capital growth.
Old Mutual TS&W Small Cap Value Fund	Long-term capital growth.
Fixed Income Funds ("Fixed Income Funds")	
Old Mutual Barrow Hanley Core Bond Fund	Maximize total return.
Old Mutual Cash Reserves Fund	Current income while preserving principal and maintaining liquidity.
Old Mutual Dwight High-Yield Fund	High level of current income.
Old Mutual Dwight Intermediate Fixed Income Fund	Current income consistent with relative stability of principal.
Old Mutual Dwight Short Term Fixed Income Fund	Current income consistent with maintaining a relatively high degree of stability of shareholders' capital.

FUNDAMENTAL INVESTMENT RESTRICTIONS

Each Fund has adopted certain investment restrictions which, in addition to those restrictions described in the prospectuses, are fundamental and may not be changed without approval by a majority vote of the Fund's shareholders.

Several of these Fundamental Investment Restrictions include the defined terms "1940 Act Laws, Interpretations and Exemptions." This term means the 1940 Act and the rules and regulations promulgated thereunder, as such statute, rules and regulations are amended from time to time or are interpreted from time to time by the staff of the SEC and any exemptive order or similar relief granted to a Fund.

- Each Fund, other than the Old Mutual Barrow Hanley Value Fund, Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Focused Fund, Old Mutual Large

Cap Growth Fund, and Old Mutual Cash Reserves Fund is a "diversified company" as defined in the 1940 Act. This means that a Fund will not purchase the securities of any issuer if, as a result, the Fund would fail to be a diversified company within the meaning of the 1940 Act Laws, Interpretations and Exemptions. This restriction does not prevent a Fund from purchasing the securities of other investment companies to the extent permitted by the 1940 Act Laws, Interpretations and Exemptions.

Please refer to number 2 of the "Non-Fundamental Investment Restrictions" section for further information.

- A Fund may not borrow money or issue senior securities, defined below, except as permitted by the 1940 Act Laws, Interpretations and Exemptions.

Please refer to number 3 of the "Non-Fundamental Investment Restrictions" section for further information.

- A Fund may not underwrite the securities of other issuers. This restriction does not prevent a Fund from engaging in transactions involving the acquisition, disposition or resale of its portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act of 1933.

- A Fund will not make investments that will result in the concentration (as that term may be defined or interpreted by the 1940 Act, Laws, Interpretations and Exemptions) of its investments in the securities of issuers primarily engaged in the same industry. This restriction does not limit a Fund's investments in (i) obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, (ii) tax-exempt obligations issued by governments or political subdivisions of governments or (iii) repurchase agreements collateralized by such obligations, and does not limit Cash Reserves Fund's investment in domestic bank obligations. In complying with this restriction, a Fund will not consider a bank-issued guaranty or financial guaranty insurance as a separate security.

This limitation does not apply to the Old Mutual Columbus Circle Technology and Communications Fund or the Old Mutual Heitman REIT Fund, as those Funds have investment policies to concentrate their investments in the technology and communications industry and the REIT industry, respectively.

Please refer to number 4 of the "Non-Fundamental Investment Restrictions" section for further information.

- A Fund may not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments. This restriction does not prevent a Fund from investing in issuers that invest, deal or otherwise engage in transactions in real estate or interests therein, or investing in securities that are secured by real estate or interests therein.

- A Fund may not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments. This restriction does not prevent a Fund from engaging in transactions involving futures contracts and options thereon or investing in securities that are secured by physical commodities in accordance with applicable law and without registering as a commodity pool operator under the Commodity Exchange Act.

- A Fund may not make personal loans or loans of its assets to persons who control or are under common control with the Fund, except to the extent permitted by the 1940 Act Laws, Interpretations and Exemptions. This restriction does not prevent a Fund from, among other things, purchasing debt obligations, entering repurchase agreements, loaning its assets to broker-dealers or institutional investors or investing in loans, including assignments and participation interests.

Please refer to number 5 of the "Non-Fundamental Investment Restrictions" section for further information.

A Fund may, notwithstanding any other fundamental investment policy or restriction, invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objective, policies and restrictions as the Fund.

Please refer to number 6 of the "Non-Fundamental Investment Restrictions" section for further information.

Except for borrowing under Fundamental Restriction number 2, the foregoing limitations will apply at the time of the purchase of a security.

NON-FUNDAMENTAL INVESTMENT RESTRICTIONS

Each Fund also has adopted certain non-fundamental investment restrictions. A non-fundamental investment restriction may be amended by the Board without a vote of shareholders.

1. A Fund may not invest more than 15% of its net assets in illiquid securities (10% for Cash Reserves Fund). This limitation does not include any Rule 144A restricted security that has been determined by, or pursuant to procedures established by, the Board, based on trading markets for such security, to be liquid.

2. In complying with the fundamental restriction regarding issuer diversification, a Fund will not, with respect to 75% of its total assets, purchase securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities), if, as a result, (i) more than 5% of the Fund's total assets would be invested in the securities of that issuer, or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer. This limitation does not apply to Old Mutual Barrow Hanley Value Fund, Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Focused Fund, Old Mutual Large Cap Growth Fund, and Old Mutual Cash Reserves Fund.

3. In complying with the fundamental restriction regarding borrowing money and issuing senior securities, a Fund may borrow money in an amount not exceeding 33⅓% of its total assets (including the amount borrowed) less liabilities (other than borrowings). A Fund may borrow from banks, broker-dealers or a portfolio of another registered investment company whose investment adviser Old Mutual Capital or whose investment adviser is controlling, controlled by, or under common control with Old Mutual Capital ("Affiliated Fund") on such terms and conditions as the SEC may require in an exemptive order on which the Funds may rely. Each Fund, other than the Old Mutual Analytic U.S. Long/Short Fund, may not borrow for leveraging, but may borrow for temporary or emergency purposes, in anticipation of or in response to adverse market conditions, or for cash management purposes. Each Fund, except the Old Mutual Analytic U.S. Long/Short Fund, may not purchase additional securities when borrowings exceed 5% of the Fund's total assets. The Old Mutual Analytic U.S. Long/Short Fund may borrow for leveraging and may engage in short sales up to the limits described in the Fund's prospectuses and this SAI.

4. In complying with the fundamental restriction regarding industry concentration, a Fund may invest up to (but not including) 25% of its total assets in the securities of issuers whose principal business activities are in the same industry. For purposes of this limitation, supranational organizations, such as The World Bank, the European Union and the European Coal and Steel Community, are deemed

to be issuers conducting their principal business activities in the same industry; state and municipal governments and their agencies and authorities are not deemed to be industries; utility companies will be divided according to their services (e.g., gas distribution, gas transmission, electric and telephone will each be considered a separate industry); and financial service companies will be classified according to the end users of their services (e.g., automobile finance, bank finance and diversified finance). This limitation does not apply to the Old Mutual Columbus Circle Technology and Communications Fund or the Old Mutual Heitman REIT Fund.

5.   In complying with the fundamental restriction with regard to making loans, a Fund may lend up to 33⅓% of its total assets and may lend money to another Affiliated Fund, on such terms and conditions as the SEC may require in an exemptive order on which the Funds may rely.

6.   Notwithstanding the fundamental restriction with regard to investing all assets in an open-end fund, a Fund may not invest all of its assets in the securities of a single open-end management investment company with the same fundamental investment objectives, policies and restrictions as the Fund. A Fund may (i) purchase securities of other investment companies as permitted by Section 12 (d)(1) of the 1940 Act and (ii) invest its assets in securities of other money market funds and lend money to other Affiliated Funds, subject to the terms and conditions of any exemptive orders issued by the SEC on which the Funds may rely.

7.   The Old Mutual Advantage Growth Fund, Old Mutual Analytic Long/Short Fund, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Developing Growth Fund, Old Mutual Discover Value Fund, Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Focused Fund, Old Mutual Heitman REIT Fund, Old Mutual Mid-Cap Fund and Old Mutual TS&W Mid-Cap Value Fund may not acquire any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act.

Except for investments in illiquid securities under Non-Fundamental Restriction number 1 and borrowing under Non-Fundamental Restriction number 3, the foregoing limitations will apply at the time of the purchase of a security.

DESCRIPTION OF PERMITTED INVESTMENTS

EQUITY SECURITIES

Each Equity Fund may invest in equity securities, including common, preferred, and interests in publicly traded limited partnerships, and securities whose values are tied to the price of stocks, such as rights, warrants and convertible preferred and convertible debt securities.

Common Stocks. Common stocks represent units of ownership in a company. Common stocks usually carry voting rights and earn dividends. Unlike preferred stocks, which are described below, dividends on common stocks are not fixed but are declared at the discretion of the Board.

Preferred Stocks. Preferred stocks are also units of ownership in a company. Preferred stocks normally have preference over common stock in the payment of dividends and the liquidation of the company. However, in all other respects, preferred stocks are subordinated to the liabilities of the issuer. Unlike common stocks, preferred stocks are generally not entitled to vote on corporate matters. Types of preferred stocks include adjustable-rate preferred stock, fixed dividend preferred stock, perpetual preferred stock, and sinking fund preferred stock. Generally, the market values of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk.

Interests in Publicly Traded Limited Partnerships. Interests in publicly traded limited partnerships (limited partnership interests or units) represent equity interests in the assets and earnings of the partnership's trade or business. Unlike common stock in a corporation, limited partnership interests have limited or no voting rights. However, many of the risks of investing in common stocks are still applicable to investments in limited partnership interests. See "Description of Permitted Investments - General Risks of Investing in Stocks." In addition, limited partnership interests are subject to risks not present in common stock. For example, interest income generated from limited partnerships deemed not to be "publicly traded" will not be considered "qualifying income" under the Code and may trigger adverse tax consequences (please refer to the "Taxes" section of this SAI for a discussion of relevant tax risks). Also, since publicly traded limited partnerships are a less common form of organizational structure than corporations, the limited partnership units may be less liquid than publicly traded common stock. Also, because of the difference in organizational structure, the fair value of limited partnership units in a Fund's portfolio may be based either upon the current market price of such units, or if there is no current market price, upon the pro rata value of the underlying assets of the partnership. Limited partnership units also have the risk that the limited partnership might, under certain circumstances, be treated as a general partnership giving rise to broader liability exposure to the limited partners for activities of the partnership. Further, the general partners of a limited partnership may be able to significantly change the business or asset structure of a limited partnership without the limited partners having any ability to disapprove any such changes. In certain limited partnerships, limited partners may also be required to return distributions previously made in the event that excess distributions have been made by the partnership, or in the event that the general partners, or their affiliates, are entitled to indemnification.

Rights and Warrants. Rights and warrants are securities which entitle the holder to purchase the securities of a company (usually, its common stock) at a specified price during a specified time period. The value of a right or warrant is affected by many of the same factors that determine the prices of common stocks. Rights and warrants may be purchased directly or acquired in connection with a corporate reorganization or exchange offer. A right is an instrument granting rights to existing shareholders of a corporation to subscribe to shares of a new issue of common stock at below the public offering price before the stock is offered to the public. A warrant is an instrument issued by a corporation that gives the holder the right to subscribe to a specific amount of the corporation's capital stock at a set price for a specified period of time. Rights and warrants do not represent ownership of the securities, but only the right to buy the securities. The prices of rights and warrants do not necessarily move parallel to the prices of underlying securities. Rights and warrants may be considered speculative in that they have no voting rights, pay no dividends, and have no rights with respect to the assets of a corporation issuing them. Right and warrant positions will not be used to increase the leverage of a Fund; consequently, right and warrant positions are generally accompanied by cash positions equivalent to the required exercise amount.

Convertible Securities. A convertible security entitles the holder to exchange it for a fixed number of shares of common stock or other equity security, usually at a fixed price within a specified period of time. Until conversion, the owner of convertible securities usually receives the interest paid on a convertible bond or the dividend preference of a preferred stock.

Convertible securities have characteristics similar to both fixed income and equity securities. Because of the conversion feature, the market value of convertible securities tends to move together with the market value of the underlying common stock. As a result, a Fund's selection of convertible securities is based, to a great extent, on the potential for capital appreciation that may exist in the underlying stock. The value of convertible securities is also affected by prevailing interest rates, the credit quality of the issuer, and any call provisions.

A synthetic convertible security is a combination investment in which a Fund purchases both (i) high-grade cash equivalents or a high grade debt obligation of an issuer or U.S. Government securities and (ii) call options or warrants on the common stock of the same or different issuer with some or all of the anticipated interest income from the associated debt obligation that is earned over the holding period of the option or warrant.

While providing a fixed income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also affords a shareholder the opportunity, through its conversion feature, to participate in the capital appreciation attendant upon a market price advance in the convertible security's underlying common stock. A synthetic convertible position has similar investment characteristics, but may differ with respect to credit quality, time to maturity, trading characteristics and other factors. Because a Fund will create synthetic convertible positions only out of high grade fixed income securities, the credit rating associated with a Fund's synthetic convertible investments is generally expected to be higher than that of the average convertible security, many of which are rated below high grade. However, because the options used to create synthetic convertible positions will generally have expirations between one month and three years of the time of purchase, the maturity of these positions will generally be shorter than average for convertible securities. Since the option component of a convertible security or synthetic convertible position is a wasting asset (in the sense of losing "time value" as maturity approaches), a synthetic convertible position may lose such value more rapidly than a convertible security of longer maturity; however, the gain in option value due to appreciation of the underlying stock may exceed such time value loss. The market price of the option component generally reflects these differences in maturities, and the Adviser and applicable sub-adviser take such differences into account when evaluating such positions. When a synthetic convertible position "matures" because of the expiration of the associated option, a Fund may extend the maturity by investing in a new option with longer maturity on the common stock of the same or different issuer. If a Fund does not so extend the maturity of a position, it may continue to hold the associated fixed income security.

General Risks of Investing in Stocks. While investing in stocks allows shareholders to participate in the benefits of owning a company, such shareholders must accept the risks of ownership. Unlike bondholders, who have preference to a company's earnings and cash flow, preferred stockholders, followed by common stockholders in order of priority, are entitled only to the residual amount after a company meets its other obligations. For this reason, the value of a company's stock will usually react more strongly to actual or perceived changes in the company's financial condition or prospects than its debt obligations. Stockholders of a company that fares poorly can lose money.

Stock markets tend to move in cycles with short or extended periods of rising and falling stock prices. The value of a company's stock may fall because of:

- Factors that directly relate to that company, such as decisions made by its management or lower demand for the company's products or services;

- Factors affecting an entire industry, such as increases in production costs; and

- Changes in financial market conditions that are relatively unrelated to the company or its industry, such as changes in interest rates, currency exchange rates, inflation rates or the credit market.

Because preferred stock is generally junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar stated yield characteristics.

A Fund's investment in convertible securities or other securities may generate taxable income which may be treated differently for income tax and book income purposes. These differences in timing may result in the acceleration of income for income tax purposes, and may result in the recharacterization of capital gains and losses as ordinary income, thereby affecting the amount of required fund distributions.

DEBT SECURITIES

Debt securities include bonds, notes and other securities that give the holder the right to receive fixed amounts of principal, interest, or both on a date in the future or on demand. Debt securities also are often referred to as fixed-income securities, even if the rate of interest varies over the life of the security.

Corporate Bonds. Corporations issue bonds and notes to raise money for working capital or for capital expenditures such as plant construction, equipment purchases and expansion. In return for the money loaned to the corporation by shareholders, the corporation promises to pay shareholders interest, and repay the principal amount of the bond or note.

U.S. Government Agency Obligations. Certain Federal agencies such as the Government National Mortgage Association ("GNMA") have been established as instrumentalities of the United States Government to supervise and finance certain types of activities. Securities issued by these agencies, while not direct obligations of the United States Government, are either backed by the full faith and credit of the United States (e.g., GNMA securities) or supported by the issuing agencies' right to borrow from the Treasury. The securities issued by other agencies are supported only by the credit of the instrumentality (e.g., Tennessee Valley Authority securities).

Federal National Mortgage Association ("FNMA") is a government-sponsored corporation owned entirely by private stockholders. FNMA is regulated by the Secretary of Housing and Urban development. FNMA purchases conventional mortgages from a list of approved sellers and service providers, including state and federally-chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Securities issued by FNMA are agency securities, which means FNMA, but not the U.S. government, guarantees their timely payment of principal and interest.

Federal Home Loan Mortgage Corporation ("FHLMC") is a corporate instrumentality of the U.S. government whose stock is owned by the twelve Federal Home Loan Banks. Congress created FHLMC in 1970 to increase the availability of mortgage credit for residential housing. FHLMC issues Participation Certificates (PCs) which represent interests in conventional mortgages. Like FNMA, FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. government.

U.S. Government Securities. Bills, notes and bonds issued by the U.S. Government and backed by the full faith and credit of the United States.

U.S. Treasury Obligations. Bills, notes and bonds issued by the U.S. Treasury, and separately traded interest and principal component parts of such obligations that are transferable through the Federal book-entry system known as Separately Traded Registered Interest and Principal Securities ("STRIPS"). Under the STRIPS program, a Fund will be able to have its beneficial ownership of securities recorded directly in the book-entry record-keeping system in lieu of having to hold certificates or other evidences of ownership of the underlying U.S. Treasury securities. When U.S. Treasury obligations have been stripped of their unmatured interest coupons by the holder, the stripped coupons are sold separately or grouped with other coupons with like maturity dates and sold in such bundled form. The principal or corpus is sold at a deep discount because the buyer receives only the right to receive a future fixed payment on the security and does not receive any rights to periodic interest (cash) payments. Purchasers of stripped obligations acquire, in effect, discount obligations that are economically identical to the securities that the Treasury sells itself. Other facilities are available to facilitate the transfer of ownership of non-Treasury securities by accounting separately for the beneficial ownership of particular interest coupon and corpus payments on such securities through a book-entry record-keeping system.

Repurchase Agreements. Repurchase agreements are agreements by which a person (e.g., a Fund) obtains a security and simultaneously commits to return the security to the seller (a member bank of the Federal Reserve System or primary securities dealer as recognized by the Federal Reserve Bank of New York) at an agreed upon price (including principal and interest) on an agreed upon date within a number of days (usually not more than seven) from the date of purchase. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or maturity of the underlying security. A repurchase agreement involves the obligation of the seller to pay the agreed upon price, which obligation is in effect secured by the value of the underlying security.

Repurchase agreements are considered to be loans by a Fund for purposes of its investment limitations. The repurchase agreements entered into by the Funds will provide that the underlying security at all times shall have a value at least equal to 102% of the resale price stated in the agreement. With respect to all repurchase agreements entered into by a Fund, the Fund's custodians or their agents must take possession of the underlying collateral. However, if the seller defaults, the Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of the sale, including accrued interest, are less than the resale price provided in the agreement including interest. In addition, even though the Bankruptcy Code provides protection for most repurchase agreements, if the seller should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor of the seller and is required to return the underlying security to the seller's estate.

Mortgage-Backed Securities. Securities that include interests in pools of lower-rated debt securities, or consumer loans or mortgages, or complex instruments such as collateralized mortgage obligations and stripped mortgage-backed securities. The value of these securities may be significantly affected by changes in interest rates, the market's perception of the issuers, and the creditworthiness of the parties involved. Some securities may have a structure that makes their reaction to interest rates and other factors difficult to predict, making their value highly volatile. These securities may also be subject to prepayment risk.

Yield characteristics of mortgage-backed securities differ from those of traditional debt securities in a variety of ways. For example, payments of interest and principal are more frequent (usually monthly) and their interest rates are sometimes adjustable. In addition, a variety of economic, geographic, social and other factors, such as the sale of the underlying property, refinancing or foreclosure, can cause shareholders to repay the loans underlying a mortgage-backed security sooner than expected. If the prepayment rates increase, a Fund may have to reinvest its principal at a rate of interest that is lower than the rate on existing mortgage-backed securities.

Commercial Banks, Savings and Loan Institutions, Private Mortgage Insurance Companies, Mortgage Bankers and Other Secondary Market Issuers. Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional mortgage loans. In addition to guaranteeing the mortgage-related security, such issuers may service and/or have originated the underlying mortgage loans. Pools created by these issuers generally offer a higher rate of interest than pools created by GNMA, FNMA & FHLMC because they are not guaranteed by a government agency.

Collateralized Mortgage Obligations (CMOS). CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by GNMA, FHLMC, or FNMA and their income streams.

A Real Estate Mortgage Investment Conduit ("REMIC") is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities.

Mortgage Dollar Rolls. Each Fund (except the Old Mutual Cash Reserves Fund) may invest in mortgage dollar rolls. In a mortgage dollar roll, a Fund sells a mortgage-backed security and simultaneously enters into a commitment to purchase a similar security at a later date. The Fund either will be paid a fee by the counterparty upon entering into the transaction or will be entitled to purchase the similar security at a discount. As with any forward commitment, mortgage dollar rolls involve the risk that the counterparty will fail to deliver the new security on the settlement date, which may deprive the Fund of obtaining a beneficial investment. In addition, the security to be delivered in the future may turn out to be inferior to the security sold upon entering into the transaction. In addition, the transaction costs may exceed the return earned by the Fund from the transaction.

Stripped Mortgage-Backed Securities. Stripped mortgage-backed securities are derivative multiple-class mortgage-backed securities. Stripped mortgage-backed securities usually have two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. Typically, one class will receive some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In extreme cases, one class will receive all of the interest ("interest only" or "IO" class) while the other class will receive the entire principal ("principal only" or "PO" class). The cash flow and yields on IOs and POs are extremely sensitive to the rate of principal payments (including prepayments) on the underlying mortgage loans or mortgage-backed securities. A rapid rate of principal payments may adversely affect the yield to maturity of IOs. Slower than anticipated prepayments of principal may adversely affect the yield to maturity of a PO. The yields and market risk of interest only and principal only stripped mortgage-backed securities, respectively, may be more volatile than those of other fixed income securities, including traditional mortgage-backed securities.

Other Asset-Backed Securities. These securities are interests in pools of a broad range of assets other than mortgages, such as automobile loans, computer leases and credit card receivables. Like mortgage-backed securities, these securities are pass-through. In general, the collateral supporting these securities is of shorter maturity than mortgage loans and is less likely to experience substantial prepayments with interest rate fluctuations.

Asset-backed securities present certain risks that are not presented by mortgage-backed securities. Primarily, these securities may not have the benefit of any security interest in the related assets, which raises the possibility that recoveries on repossessed collateral may not be available to support payments on these securities. For example, credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which allow debtors to reduce their balances by offsetting certain amounts owed on the credit cards. Most issuers of asset-backed securities backed by automobile receivables permit the servicers of such receivables to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related asset-backed securities. Due to the quantity of vehicles involved and requirements under state laws, asset-backed securities backed by automobile receivables may not have a proper security interest in all of the obligations backing such receivables.

To lessen the effect of failures by obligors on underlying assets to make payments, the entity administering the pool of assets may agree to ensure the receipt of payments on the underlying pool occurs in a timely fashion ("liquidity protection"). In addition, asset-backed securities may obtain insurance, such as guarantees, policies or letters of credit obtained by the issuer or sponsor from third parties, for some or all of the assets in the pool ("credit support"). Delinquency or loss more than that anticipated or failure of the credit support could adversely affect the return on an investment in such a security.

A Fund may also invest in residual interests in asset-backed securities, which is the excess cash flow remaining after making required payments on the securities and paying related administrative expenses. The amount of residual cash flow resulting from a particular issue of asset-backed securities depends in part on the characteristics of the underlying assets, the coupon rates on the securities, prevailing interest rates, the amount of administrative expenses and the actual prepayment experience on the underlying assets.

Pay-In-Kind (PIK) Securities. The Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual Barrow Hanley Core Bond Fund may invest in securities which pay interest either in cash or additional securities. These securities are generally high yield securities and, in addition to the other risks associated with investing in high yield securities, are subject to the risks that the interest payments which consist of additional securities are also subject to the risks of high yield securities.

Receipts. Receipts are separately traded interest and principal component parts of U.S. Treasury obligations that are issued by banks or brokerage firms and are created by depositing U.S. Treasury obligations into a special account at a custodian bank.

The custodian bank holds the interest and principal payments for the benefit of the registered owners of the receipts. The custodian bank arranges for the issuance of the receipts evidencing ownership and maintains the register.

High Yield Securities. Certain Funds may invest in "high yield" fixed income or convertible securities commonly known to investors as "junk bonds." High yield securities are bonds that are issued by a company whose credit rating (based on rating agencies' evaluation of the likelihood of repayment) necessitates offering a higher coupon and yield on its issues when selling them to investors who may otherwise be hesitant in purchasing the debt of such a company. While generally providing greater income and opportunity for gain, non-investment grade debt securities may be subject to greater risks than securities which have higher credit ratings, including a high risk of default, and their yields will fluctuate over time. High yield securities will generally be in the lower rating categories of recognized rating agencies (for example rated "Ba" or lower by Moody's or "BB" or lower by S&P) or will be non-rated. The credit rating of a high yield security does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the issuer's financial condition. High yield securities are considered to be speculative with respect to the capacity of the issuer to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities.

While the market values of high yield securities tend to react less to fluctuations in interest rates than do those of higher rated securities, the values of high yield securities often reflect individual corporate developments and have a high sensitivity to economic changes to a greater extent than do higher rated securities. Issuers of high yield securities are often in the growth stage of their development and/or involved in a reorganization or takeover. The companies are often highly leveraged (have a significant amount of debt relative to shareholders' equity) and may not have available to them more traditional financing methods, thereby increasing the risk associated with acquiring these types of securities. In some cases, obligations with respect to high yield securities are subordinated to the prior repayment of senior indebtedness, which will potentially limit a Fund's ability to fully recover principal or to receive interest payments when senior securities are in default. Thus, investors in high yield securities have a lower degree of protection with respect to principal and interest payments then do investors in higher rated securities.

During an economic downturn, a substantial period of rising interest rates or a recession, highly leveraged issuers of high yield securities may experience financial distress possibly resulting in insufficient revenues to meet their principal and interest payment obligations, to meet projected business goals and to obtain additional financing. An economic downturn could also disrupt the market for lower-rated securities and adversely affect the value of outstanding securities, the Fund's net asset value and the ability of the issuers to repay principal and interest. If the issuer of a security held by a Fund defaulted, the Fund may not receive full interest and principal payments due to it and could incur additional expenses if it chose to seek recovery of its investment.

The secondary markets for high yield securities are not as liquid as the secondary markets for higher rated securities. The secondary markets for high yield securities are concentrated in relatively few market makers and participants in the markets are mostly institutional investors, including insurance companies, banks, other financial institutions and mutual funds. In addition, the trading volume for high yield securities is generally lower than that for higher rated securities and the secondary markets could contract under adverse market or economic conditions independent of any specific adverse changes in the condition of a particular issuer. Under certain economic and/or market conditions, a Fund may have difficulty disposing of certain high yield securities due to the limited number of investors in that sector of the market. An illiquid secondary market may adversely affect the market price of the high yield security, which may result in increased difficulty selling the particular issue and obtaining accurate market quotations on the issue when valuing a Fund's assets. Market quotations on high yield securities are available only from a limited number of dealers, and such quotations may not be the actual prices available for a purchase or sale.

The high yield markets may react strongly to adverse news about an issuer or the economy, or to the perception or expectation of adverse news, whether or not it is based on fundamental analysis. Additionally, prices for high yield securities may be affected by legislative and regulatory developments. These developments could adversely affect a Fund's net asset value and investment practices, the secondary market for high yield securities, the financial condition of issuers of these securities and the value and liquidity of outstanding high yield securities, especially in a thinly traded market. For example, federal legislation requiring the divestiture by federally insured savings and loan associations of their investments in high yield bonds and limiting the deductibility of interest by certain corporate issuers of high yield bonds adversely affected the market in the past.

When the secondary market for high yield securities becomes more illiquid, or in the absence of readily available market quotations for such securities, the relative lack of reliable objective data makes it more difficult to value a Fund's securities, and judgment plays a more important role in determining such valuations. Increased illiquidity in the junk bond market, in combination with the relative youth and growth of the market for such securities, also may affect the ability of a Fund to dispose of such securities at a desirable price. Additionally, if the secondary markets for high yield securities contract due to adverse economic conditions or for other reasons, certain of a Fund's liquid securities may become illiquid and the proportion of the Fund's assets invested in illiquid securities may significantly increase.

High yield securities frequently have redemption features that permit an issuer to repurchase the security from a Fund before it matures. If an issuer redeems the high yield securities, a Fund may have to invest the proceeds in bonds with lower yields and may lose income.

The rating assigned by a rating agency evaluates the safety of a non-investment grade security's principal and interest payments, but does not address market value risk. Because such ratings of the ratings agencies may not always reflect current conditions and events, in addition to using recognized rating agencies and other sources, a Sub-Adviser may perform its own analysis of the issuers whose non-investment grade securities a Fund holds. Because of this, the Fund's performance may depend more on a Sub-Adviser's own credit analysis than in the case of mutual funds investing in higher-rated securities.

In selecting non-investment grade securities, a Sub-Adviser may consider factors such as those relating to the creditworthiness of issuers, the ratings and performance of the securities, the protections afforded the securities and the diversity of the Fund. A Fund's Sub-Adviser(s) will have primary responsibility to monitor the issuers of non-investment grade securities held by the Fund for their ability to make required principal and interest payments, as well as in an effort to control the liquidity of the Fund so that it can meet redemption requests.

The costs attributable to investing in the high yield markets are usually higher for several reasons, such as higher investment research costs and higher commission costs.

Corporate Loans. Corporate Loans ("Loans") generally are arranged through private negotiations between a borrower and the lenders represented in each case by one or more agents of the several lenders. Loans in which the Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual Barrow Hanley Core Bond Fund may purchase interests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates are generally Prime Rate, London Interbank Offered Rate ("LIBOR"), the CD rate or other base lending rates used by commercial lenders. The Loans in the Dwight High Yield Old Mutual, Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual Barrow Hanley Core Bond Fund's investment portfolios will at all times have a dollar-weighted average time until next interest rate redetermination of 180 days or less. Because of prepayment provisions, the actual remaining maturity of Loans may vary substantially from the stated maturity of such loans.

A Fund may invest in such Loans in the form of participations in Loans ("Participations") and assignments of all or a portion of Loans from third parties ("Assignments"). A Fund considers these investments to be investments in debt securities for purposes of its investment policies. Participations typically will result in the Fund having a contractual relationship only with the Lender, not with the borrower. The Fund will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of the payments from the borrower. In connection with purchasing Participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the Loans, nor any rights of set-off against the borrower, and the Fund may not benefit directly from any collateral supporting the Loan in which it has purchased the Participation. As a result, the Fund will assume the credit risk of both the borrower and the Lender that is selling the Participation. In the event of the insolvency of the Lender selling the Participation, the Fund may be treated as a general creditor of the Lender and may not benefit from any set-off between the Lender and the borrower. The Funds will generally acquire Participations only if the Lender interpositioned between the Fund and the borrower is determined by the Fund's Sub-Adviser to be creditworthy. When the Fund purchases Assignments from Lenders, the Fund will acquire direct rights against the borrower on the Loan, and will not have exposure to a counterparty's credit risk.

A Fund may have difficulty disposing of Assignments and Participations. In certain cases, the market for such instruments is not highly liquid and may include only to a limited number of institutional investors. The lack of a highly liquid secondary market may have an adverse impact on the value of such instruments and on the Fund's ability to dispose of particular Assignments or Participations in response to a specific economic event, such as deterioration in the creditworthiness of the borrower. Assignments and Participations will not be considered illiquid so long as it is determined by the Adviser or a Fund's Sub-Adviser that an adequate trading market exists for these securities. To the extent that liquid Assignments and Participations that a Fund holds become illiquid, due to the lack of sufficient buyers or market or other conditions, the percentage of the Fund's assets invested in illiquid assets would increase.

Structured Notes. The Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual Barrow Hanley Core Bond Fund may invest in structured notes, including "total rate of return swaps," with rates of return determined by reference to the total rate of return on one or more loans referenced in such notes. The rate of return on the structured note may be determined by applying a multiplier to the rate of total return on the referenced loan or loans. Application of a multiplier is comparable to the use of leverage, which magnifies the risk of loss, because a relatively small decline in the value of a referenced note could result in a relatively large loss in value.

Step Coupon Bonds (STEPS). The Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual Barrow Hanley Core Bond Fund may invest in debt securities which pay interest at a series of different rates (including 0%) in accordance with a stated schedule for a series of periods. In addition to the risks associated with the credit rating of the issuers, these securities may be subject to more volatility risk than fixed rate debt securities.

Tender Option Bonds. A tender option bond is a municipal security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax-exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the municipal security's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate. The Adviser or sub-adviser as the case may be, will consider on an ongoing basis the creditworthiness of the issuer of the underlying municipal securities, of any custodian, and of the third-party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal of interest on the underlying municipal securities and for other reasons.

Variable and Floating Rate Instruments. Certain of the obligations purchased by a Fund may carry variable or floating rates of interest, may involve a conditional or unconditional demand feature and may include variable amount master demand notes. Such instruments bear interest at rates which are not fixed, but which vary with changes in specified market rates or indices, such as a Federal Reserve composite index. The interest rates on these securities may be reset daily, weekly, quarterly or some other reset period, and may have a floor or ceiling on interest rate changes. There is a risk that the current interest rate on such obligations may not accurately reflect existing market interest rates. A demand instrument with a demand notice exceeding seven days may be considered illiquid if there is no secondary market for such securities. The Old Mutual Cash Reserves Fund will not invest more than 30% of its total assets in floating rate notes.

Zero Coupon Bonds. These securities make no periodic payments of interest, but instead are sold at a discount from their face value. When held to maturity, their entire income, which consists of accretion of discount, comes from the difference between the issue price and their value at maturity. The amount of the discount rate varies depending on factors including the time remaining until maturity, prevailing interest rates, the security's liquidity and the issuer's credit quality. The market value of zero coupon securities may exhibit greater price volatility than ordinary debt securities because a stripped security will have a longer duration than an ordinary debt security with the same maturity. A Fund's investments in pay-in-kind, delayed and zero coupon bonds may require it to sell certain of its Fund securities to generate sufficient cash to satisfy certain income distribution requirements.

Factors Affecting the Value of Debt Securities. The total return of a debt instrument is composed of two elements: the percentage change in the security's price and interest income earned. The yield to maturity of a debt security estimates its total return only if the price of the debt security remains unchanged during the holding period and coupon interest is reinvested at the same yield to maturity. The total return of a debt instrument, therefore, will be determined not only by how much interest is earned, but also by how much the price of the security and interest rates change. The value of some mortgage-related or asset-backed securities may be particularly sensitive to changes in prevailing interest rates, decreases in real estate values and early repayment of principal on some mortgage-related securities that may expose a Fund to a lower rate of return upon reinvestment of principal. The value of these securities may also fluctuate in response to the market's perception of the creditworthiness of the issuers. Additionally, although certain mortgages and mortgage-related securities are supported by some form of government or private guarantee and/or insurance, there is no assurance that private guarantors or insurers will meet their obligations.

Interest Rates. The price of a debt security generally moves in the opposite direction from interest rates (i.e., if interest rates go up, the value of the bond will go down, and vice versa).

Prepayment Risk. This risk affects mainly mortgage-backed securities. Unlike other debt securities, falling interest rates can hurt mortgage-backed securities, which may cause your share price to fall. Lower rates motivate people to pay off mortgage-backed and asset-backed securities earlier than expected. A Fund may then have to reinvest the proceeds from such prepayments at lower interest rates, which can reduce its yield. The unexpected timing of mortgage and asset-backed prepayments caused by the variations in interest rates may also shorten or lengthen the average maturity of a Fund. If left unattended, drifts in the average maturity of a Fund can have the unintended effect of increasing or reducing the effective duration of the Fund, which may adversely affect the expected performance of a Fund.

Extension Risk. The other side of prepayment risk occurs when interest rates are rising. Rising interest rates can cause a Fund's average maturity to lengthen unexpectedly due to a drop in mortgage prepayments. This would increase the sensitivity of a Fund to rising rates and its potential for price declines. Extending the average life of a mortgage-backed security increases the risk of depreciation due to future increases in market interest rates. For these reasons, mortgage-backed securities may be less effective than other types of U.S. government securities as a means of "locking in" interest rates.

Credit Ratings. Coupon interest is offered to shareholders of debt securities as compensation for assuming risk, although short-term Treasury securities, such as 3-month treasury bills, are considered "risk free." Corporate securities offer higher yields than Treasury securities because their payment of interest and complete repayment of principal is less certain. The credit rating or financial condition of an issuer may affect the value of a debt security. Generally, the lower the quality rating of a security, the greater the risks that the issuer will fail to pay interest and return principal. To compensate shareholders for taking on increased risk, issuers with lower credit ratings usually offer their shareholders a higher "risk premium" in the form of higher interest rates above comparable Treasury securities.

Changes in shareholder confidence regarding the certainty of interest and principal payments of a corporate debt security will result in an adjustment to this "risk premium." If an issuer's outstanding debt carries a fixed coupon, adjustments to the risk premium must occur in the price, which affects the yield to maturity of the bond. If an issuer defaults or becomes unable to honor its financial obligations, the bond may lose some or all of its value.

A security rated within the four highest rating categories by a rating agency is called "investment-grade" because its issuer is more likely to pay interest and repay principal than an issuer of a lower rated bond. Adverse economic conditions or changing circumstances, however, may weaken the capacity of the issuer to pay interest and repay principal. If a security is not rated or is rated under a different system, the Adviser or sub-adviser may determine that it is of investment-grade. The Adviser or sub-adviser may retain securities that are downgraded, if it believes that keeping those securities is warranted.

Debt securities rated below investment-grade (junk bonds) are highly speculative securities that are usually issued by smaller, less credit worthy and/or highly leveraged (indebted) companies. A corporation may issue a junk bond because of a corporate restructuring or other similar event. Compared with investment-grade bonds, junk bonds carry a greater degree of risk and are less likely to make payments of interest and principal. Market developments and the financial and business condition of the corporation issuing these securities influences their price and liquidity more than changes in interest rates, when compared to investment-grade debt securities. Insufficient liquidity in the junk bond market may make it more difficult to dispose of junk bonds and may cause a Fund to experience sudden and substantial price declines. A lack of reliable, objective data or market quotations may make it more difficult to value junk bonds accurately.

Rating agencies are organizations that assign ratings to securities based primarily on the rating agency's assessment of the issuer's financial strength. The Funds currently use ratings compiled by Moody's Investor Services ("Moody's"), Standard and Poor's Ratings Services ("S&P"), and Fitch. Credit ratings are only an agency's opinion, not an absolute standard of quality, and they do not reflect an evaluation of market risk. The section "Bond Ratings" contains further information concerning the ratings of certain rating agencies and their significance.

The Adviser or Sub-Adviser may use ratings produced by ratings agencies as guidelines to determine the rating of a security at the time a Fund buys it. A rating agency may change its credit ratings at any time. The Adviser or Sub-Adviser monitors the rating of the security and will take appropriate actions if a rating agency reduces the security's rating. A Fund is not obligated to dispose of securities whose issuers subsequently are in default or which are downgraded below the above-stated ratings. A Fund may invest in securities of any rating.

SHORT-TERM INVESTMENTS

Commercial Paper and Other Cash Equivalents. Commercial paper is the term for short-term promissory notes issued by domestic corporations to meet current working capital needs. Commercial paper may be unsecured by the corporation's assets but may be backed by a letter of credit from a bank or other financial institution. The letter of credit enhances the paper's creditworthiness. The issuer is directly responsible for payment but the bank "guarantees" that if the note is not paid at maturity by the issuer, the bank will pay the principal and interest to the buyer. Commercial paper is sold either in an interest-bearing form or on a discounted basis, with maturities not exceeding 270 days.

Bank Obligations. A Fund will only invest in a security issued by a commercial bank if the bank:

- Has total assets of at least $1 billion, or the equivalent in other currencies; and

- Is either a U.S. bank and a member of the Federal Deposit Insurance Corporation; or

- Is a foreign branch of a U.S. bank and the Adviser believes the security is of an investment quality comparable with other debt securities that the Fund may purchase.

Bankers' Acceptance. A bill of exchange or time draft drawn on and accepted by a commercial bank. It is used by corporations to finance the shipment and storage of goods and to furnish dollar exchange. Maturities are generally six months or less.

Certificates of Deposit. A negotiable interest bearing instrument with a specific maturity. Certificates of deposit are issued by banks and savings and loan institutions in exchange for the deposit of funds and normally can be traded in the secondary market prior to maturity. Certificates of deposit generally carry penalties for early withdrawal and may therefore be considered illiquid.

Demand Instruments. Certain instruments may involve a conditional or unconditional demand feature which permits the holder to demand payment of the principal amount of the instrument. Demand instruments may include variable amount master demand notes.

Time Deposits. A non-negotiable receipt issued by a bank in exchange for the deposit of funds. Like a certificate of deposit, it earns a specified rate of interest over a definite period of time; however, it cannot be traded in the secondary market. Time deposits with a withdrawal penalty are considered to be illiquid securities.

DERIVATIVES

Derivatives are financial instruments whose value is based on an underlying asset, such as a stock or a bond, or an underlying economic factor, such as an interest rate or a market benchmark. A Fund may use derivatives for various purposes including to hedge risks inherent in the Fund, to enhance the potential return of the Fund, to diversify the Fund's investment portfolio, as a substitute for taking a position in an underlying asset, to reduce transaction costs associated with managing the Fund, or to implement the Fund's investment strategy through investments that may be more tax-efficient than a direct equity investment. Although techniques other than the sale and purchase of derivatives could be used to control the exposure of a Fund to market fluctuations, the use of derivatives may be a more effective means of hedging this exposure. To the extent that derivatives involve leveraging a Fund's assets, the Fund will segregate assets with its custodian to cover the leveraged position, consistent with the rules and interpretations of the SEC and its staff.

Futures Contracts

Futures Transactions. A futures contract is a bilateral agreement to buy or sell a security (or deliver a cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contracts) for a set price in the future. Futures contracts are designated by boards of trade which have been designated "contracts markets" by the Commodities Futures Trading Commission ("CFTC") and must be executed through a futures commission merchant (an "FCM") or brokerage firm that is a member of the relevant contract market.

The Funds have claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act (the "CEA"), and therefore are not subject to registration or regulation as a pool operator under the CEA. In connection with this exclusion, the Funds are subject to special calls for information by the CFTC.

No purchase price is paid or received when the contract is entered into. Instead, a Fund upon entering into a futures contract (and to maintain that Fund's open positions in futures contracts) would be required to deposit with its custodian in a segregated account in the name of the futures broker an amount of cash, or other assets, known as "initial margin." The margin required for a particular futures contract is set by the exchange on which the contract is traded, and may be significantly modified from time to time by the exchange during the term of the contract. By using futures contracts as a risk management technique, it may be possible to accomplish certain results more quickly and with lower transaction costs. In addition, in fixed income portfolios, a futures contract may be used to modify the duration of the portfolio or particular securities in the portfolio.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. These subsequent payments called "variation margin," to and from the futures broker, are made on a daily basis as the price of the underlying assets fluctuate making the long and short positions in the futures contract more or less valuable, a process known as "marking to the market." A Fund may earn interest income on its initial and variation margin deposits.

A Fund will incur brokerage fees when it purchases and sells futures contracts. Positions taken in the futures markets are not normally held until delivery or cash settlement is required, but are instead liquidated through offsetting transactions that may result in a gain or a loss. While futures positions taken by a Fund will usually be liquidated in this manner, a Fund may instead make or take delivery of underlying securities whenever it appears economically advantageous to that Fund to do so. A clearing organization associated with the exchange on which futures are traded assumes responsibility for closing out transactions and guarantees that as between the clearing members of an exchange, the sale and purchase obligations will be performed with regard to all positions that remain open at the termination of the contract.

Securities Index Futures Contracts. Purchases or sales of securities index futures contracts may be used in an attempt to protect each of the Fund's current or intended investments from broad fluctuations in securities prices. A securities index futures contracts does not require the physical delivery of securities, but merely provides for profits and losses resulting from changes in the market value of the contract to be credited or debited at the close of each trading day to the respective accounts of the parties to the contract. On the contract's expiration date a final cash settlement occurs and the futures positions are simply closed out. Changes in the market value of a particular index futures contract reflect changes in the specified index of securities on which the future is based.

By establishing an appropriate "short" position in index futures, a Fund may also seek to protect the value of its portfolio against an overall decline in the market for such securities. Alternatively, in anticipation of a generally rising market, a Fund can seek to avoid losing the benefit of apparently low current prices by establishing a "long" position in securities index futures and later liquidating that position as particular securities are in fact acquired. To the extent that these hedging strategies are successful, a Fund will be affected to a lesser degree by adverse overall market price movements than would otherwise be the case.

Limitations on Purchase and Sale of Futures Contracts. In instances involving the purchase of futures contracts by a Fund, an amount of cash or other liquid assets, equal to the cost of such futures contracts (less any related margin deposits), will be deposited in a segregated account with its custodian, thereby insuring that the use of such futures contract is unleveraged. In instances involving the sale of futures or index futures contracts, the Fund will at all times cover such contracts by maintaining securities underlying such futures contracts, options to acquire offsetting futures contracts, liquid assets, and/or securities the price changes of which are, in the opinion of its Adviser or sub-adviser expected to replicate substantially the movement of such futures or index future contract.

For information concerning the risks associated with utilizing futures contracts, please refer the "Risks of Transactions in Futures Contracts and Options" section of this SAI below.

Options. Options are contracts that give one of the parties to the contract the right to buy or sell the security that is subject to the option at a stated price during the option period, and obligates the other party to the contract to buy or sell such security at the stated price during the option period. The types of options transactions that each Fund may utilize are discussed below.

Writing Call Options. A call option is a contract which gives the purchaser of the option (in return for a premium paid) the right to buy, and the writer of the option (in return for a premium received) the obligation to sell, the underlying security at the exercise price at any time prior to the expiration of the option, regardless of the market price of the security during the option period. A call option on a security is covered, for example, when the writer of the call option owns the security on which the option is written (or on a security convertible into such a security without additional consideration) throughout the option period.

A Fund will write covered call options both to reduce the risks associated with certain of its investments and to increase total investment return through the receipt of premiums. In return for the premium income, a Fund will give up the opportunity to profit from an increase in the market price of the underlying security above the exercise price so long as its obligations under the contract continue, except insofar as the premium represents a profit. Moreover, in writing the call option, a Fund will retain the risk of loss should the price of the security decline. The premium is intended to offset that loss in whole or in part. Unlike the situation in which a Fund owns securities not subject to a call option, a Fund, in writing call options, must assume that the call may be exercised at any time prior to the expiration of its obligation as a writer, and that in such circumstances the net proceeds realized from the sale of the underlying securities pursuant to the call may be substantially below the prevailing market price.

A Fund may terminate its obligation under an option it has written by buying an identical option. Such a transaction is called a "closing purchase transaction." A Fund will realize a gain or loss from a closing purchase transaction if the amount paid to purchase a call option is less or more than the amount received from the sale of the corresponding call option. Also, because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the exercise or closing out of a call option is likely to be offset in whole or part by unrealized appreciation of the underlying security owned by the Fund. When an underlying security is sold from a Fund's securities portfolio, that Fund will effect a closing purchase transaction so as to close out any existing covered call option on that underlying security.

Writing Put Options. The writer of a put option becomes obligated to purchase the underlying security at a specified price during the option period if the buyer elects to exercise the option before its expiration date. When a Fund writes a put option, it will be required to "cover" it, for example, by depositing and maintaining in a segregated account with its custodian cash, or other liquid obligations having a value equal to or greater than the exercise price of the option.

A Fund may write put options either to earn additional income in the form of option premiums (anticipating that the price of the underlying security will remain stable or rise during the option period and the option will therefore not be exercised) or to acquire the underlying security at a net cost below the current value (e.g., the option is exercised because of a decline in the price of the underlying security, but the amount paid by such Fund, offset by the option premium, is less than the current price). The risk of either strategy is that the price of the underlying security may decline by an amount greater than the premium received. The premium which a Fund receives from writing a put option will reflect, among other things, the current market price of the underlying security, the relationship of the exercise price to that market price, the historical price volatility of the underlying security, the option period, supply and demand and interest rates.

A Fund may effect a closing purchase transaction to realize a profit on an outstanding put option or to prevent an outstanding put option from being exercised.

Purchasing Put and Call Options. A Fund may purchase put options on securities to protect its holdings against a substantial decline in market value. The purchase of put options on securities will enable a Fund to preserve, at least partially, unrealized gains in an appreciated security in its portfolio without actually selling the security. In addition, a Fund will continue to receive interest or dividend income on the security. A Fund may also purchase call options on securities to protect against substantial increases in prices of securities that the Fund intends to purchase pending its ability to invest in an orderly manner in those securities. A Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount received on the sale is more or less than the premium and other transaction cost paid on the put or call option which was bought.

Securities Index Options. A Fund may write covered put and call options and purchase call and put options on securities indexes for the purpose of hedging against the risk of unfavorable price movements adversely affecting the value of the Fund's securities or securities it intends to purchase. A Fund will only write "covered" options. A call option on a securities index is considered covered, for example, if, so long as the Fund is obligated as the writer of the call, it holds securities the price changes of which are, in the opinion of the Adviser or sub-adviser, expected to replicate substantially the movement of the index or indexes upon which the options written by the Fund are based. A put on a securities index written by a Fund will be considered covered if, so long as it is obligated as the writer of the put, the Fund segregates with its custodian cash or other liquid obligations having a value equal to or greater than the exercise price of the option. Unlike a stock option, which gives the holder the right to purchase or sell a specified stock at a specified price, an option on a securities index gives the holder the right to receive a cash "exercise settlement amount" equal to (i) the difference between the exercise price of the option and the value of the underlying stock index on the exercise date, multiplied by (ii) a fixed "index multiplier." A securities index fluctuates with changes in the market value of the securities so included. For example, some securities index options are based on a broad market index such as the S&P 500 or the NYSE Composite Index, or a narrower market index such as the S&P 100. Indexes may also be based on an industry or market segment such as the AMEX Oil and Gas Index or the Computer and Business Equipment Index.

Options on Futures. An option on a futures contract provides the holder with the right to buy a futures contract (in the case of a call option) or sell a futures contract (in the case of a put option) at a fixed time and price. Upon exercise of the option by the holder, the contract market clearing house establishes a corresponding short position for the writer of the option (in the case of a call option) or a corresponding long position (in the case of a put option). If the option is exercised, the parties will be subject to the futures contracts. In addition, the writer of an option on a futures contract is subject to initial and variation margin requirements on the option position. Options on futures contracts are traded on the same contract market as the underlying futures contract.

The buyer or seller of an option on a futures contract may terminate the option early by purchasing or selling an option of the same series (i.e., the same exercise price and expiration date) as the option previously purchased or sold. The difference between the premiums paid and received represents the trader's profit or loss on the transaction.

A Fund may purchase put and call options on futures contracts instead of selling or buying futures contracts. A Fund may buy a put option on a futures contract for the same reasons it would sell a futures contract. It also may purchase such put options in order to hedge a long position in the underlying futures contract. A Fund may buy call options on futures contracts for the same purpose as the actual purchase of the futures contracts, such as in anticipation of favorable market conditions.

A Fund may write a call option on a futures contract to hedge against a decline in the prices of the instrument underlying the futures contracts. If the price of the futures contract at expiration were below the exercise price, the Fund would retain the option premium, which would offset, in part, any decline in the value of its Fund securities.

The writing of a put option on a futures contract is similar to the purchase of the futures contracts, except that, if the market price declines, a Fund would pay more than the market price for the underlying instrument. The premium received on the sale of the put option, less any transaction costs, would reduce the net cost to the Funds.

A Fund will "cover" any options it writes on futures contracts by, for example, segregating cash or liquid securities with the Fund's custodian and marking to market daily an amount sufficient to cover the futures contract.

Combined Positions. A Fund may purchase and write options in combination with each other, or in combination with futures or forward contracts, to adjust the risk and return characteristics of the overall position. For example, a Fund could construct a combined position whose risk and return characteristics are similar to selling a futures contract by purchasing a put option and writing a call option on the same underlying instrument. Alternatively, a Fund could write a call option at one strike price and buy a call option at a lower price to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

Over-The-Counter Options. A Fund may enter into contracts to write over-the-counter options with primary dealers. The Funds have established standards of creditworthiness for these primary dealers, although the Fund may still be subject to the risk that firms participating in these transactions will fail to meet their obligations.

As with written exchange-traded options, a Fund must segregate liquid assets to cover its exposure under written over-the-counter options, and the segregated assets must be marked to market daily. A Fund must treat its entire exposure under a contract as illiquid unless the contract provides that the Fund has the absolute right to repurchase the written option at any time at a repurchase price which represents the fair market value, as determined in good faith through negotiation between the parties, but which in no event will exceed a price determined pursuant to a formula contained in the contract. Although the specific details of the formula may vary between contracts with different primary dealers, the formula will generally be based on a multiple of the premium received by a Fund for writing the option, plus the amount, if any, that the option is "in-the-money" (i.e., the amount by which the price of the option exceeds the exercise price). The formula will similarly take into account whether the option is "out-of-the-money." If a contract gives the Fund an absolute right to repurchase the written option at a pre-established formula price, the Fund would treat as illiquid only securities equal in amount to the formula price less the amount by which the option is "in-the-money."

Risks of Transactions in Futures Contracts and Options.

Futures

The prices of futures contracts are volatile and are influenced, among other things, by actual and anticipated changes in the market and interest rates, which in turn are affected by fiscal and monetary policies and national and international political and economic events.

Most United States futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular type of futures contract, no trades may be made on that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses, because the limit may prevent the liquidation of unfavorable positions. Futures contract prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses.

Because of the low margin deposits required, futures trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in immediate and substantial loss, as well as gain, to the investor. For example, if at the time of purchase, 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, if the futures contract were closed out.

Thus, a purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract.

A decision of whether, when, and how to hedge involves skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of unexpected market behavior, market trends or interest rate trends. There are several risks in connection with the use by a Fund of futures contracts as a hedging device. One risk arises because of the imperfect correlation between movements in the prices of the futures contracts and movements in the prices of the underlying instruments that are the subject of the hedge. The Adviser or sub-adviser will, however, attempt to reduce this risk by entering into futures contracts whose movements, in its judgment, will have a significant correlation with movements in the prices of the Fund's underlying instruments sought to be hedged.

Successful use of futures contracts by a Fund for hedging purposes is also subject to the Fund's ability to correctly predict movements in the direction of the market. It is possible that, when a Fund has sold futures to hedge its portfolio against a decline in the market, the index, indices, or instruments underlying futures might advance and the value of the underlying instruments held in that Fund's portfolio might decline. If this were to occur, the Fund would lose money on the futures and also would experience a decline in value in its underlying instruments.

Positions in futures contracts may be closed out only on an exchange or a board of trade, which provides the market for such futures. Although a Fund intends to purchase or sell futures only on exchanges or boards of trade where there appears to be an active market, there is no guarantee that such will exist for any particular contract or at any particular time. If there is not a liquid market at a particular time, it may not be possible to close a futures position at such time, and, in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin.

However, in the event futures positions are used to hedge portfolio securities, the securities will not be sold until the futures positions can be liquidated. In such circumstances, an increase in the price of securities, if any, may partially or completely offset losses on the futures contracts. Further, the counterparty to a futures contract could default.

Options

A closing purchase transaction for exchange-traded options may be made only on a national securities exchange. There is no assurance that a liquid secondary market on an exchange will exist for any particular option, or at any particular time, and for some options, such as over-the-counter options, no secondary market on an exchange may exist. If a Fund is unable to affect a closing purchase transaction, that Fund will not sell the underlying security until the option expires or the Fund delivers the underlying security upon exercise.

Options traded in the over-the-counter market may not be as actively traded as those on an exchange. Accordingly, it may be more difficult to value such options. In addition, it may be difficult to enter into closing transactions with respect to options traded over-the-counter. The Fund will engage in such transactions only with firms of sufficient credit so as to minimize these risks. Such options and the securities used as "cover" for such options may be considered illiquid securities.

The effectiveness of hedging through the purchase of securities index options will depend upon the extent to which price movements in the portion of the securities portfolio being hedged correlate with price movements in the selected securities index. Perfect correlation is not possible because the securities held or to be acquired by a Fund will not exactly match the composition of the securities indexes on which options are written. In the purchase of securities index options the principal risk is that the premium and transaction costs paid by a Fund in purchasing an option will be lost if the changes (increase in the case of a call, decrease in the case of a put) in the level of the index do not exceed the cost of the option.

An exchange may establish limitations governing the maximum number of calls and puts in each class (whether or not covered) which may be written by a single investor or group of investors acting in concert (regardless of whether the options are written on the same or different exchanges or are held or written in one or more accounts or through one or more brokers). It is possible that the Fund and clients advised by the Adviser or the applicable sub-adviser may constitute such a group. An exchange may order the liquidation of positions found to be in violation of these limits, and it may impose certain other sanctions. These position limits may limit the number of options that a Fund can write on a particular security.

Caps, Collars and Floors. Caps and floors have an effect similar to buying or writing options. In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level. The seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.

Inverse Floaters. Each Fund (except the Old Mutual Cash Reserves Fund) may invest in inverse floaters. Inverse floaters are derivative securities whose interest rates vary inversely to changes in short-term interest rates and whose values fluctuate inversely to changes in long-term interest rates. The value of certain inverse floaters will fluctuate substantially more in response to a given change in long-term rates than would a traditional debt security. These securities have investment characteristics similar to leverage, in that interest rate changes have a magnified effect on the value of inverse floaters.

Swap Agreements. A swap is a financial instrument that typically involves the exchange of cash flows between two parties on specified dates (settlement dates), where the cash flows are based on agreed-upon prices, rates, indices, etc. The nominal amount on which the cash flows are calculated is called the notional amount. Swaps are individually negotiated and structured to include exposure to a variety of different types of investments or market factors, such as interest rates, foreign currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates.

Swap agreements may increase or decrease the overall volatility of the investments of a Fund and its share price. The performance of swap agreements may be affected by a change in the specific interest rate, currency, or other factors that determine the amounts of payments due to and from a Fund. If a swap agreement calls for payments by a Fund, the Fund must be prepared to make such payments when due. In addition, if the counter-party's creditworthiness declines, the value of a swap agreement would be likely to decline, potentially resulting in losses.

Generally, swap agreements have a fixed maturity date that will be agreed upon by the parties. The agreement can be terminated before the maturity date only under limited circumstances, such as default by one of the parties or insolvency, among others, and can be transferred by a party only with the prior written consent of the other party. A Fund may be able to eliminate its exposure under a swap agreement either by assignment or by other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counter-party is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, a Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify a Fund's gains or losses. In order to reduce the risk associated with leveraging, a Fund may cover its current obligations under swap agreements according to guidelines established by the SEC. If a Fund enters into a swap agreement on a net basis, it will segregate assets with a daily value at least equal to the excess, if any, of the Fund's accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement. If a Fund enters into a swap agreement on other than a net basis, it will segregate assets with a value equal to the full amount of the Fund's accrued obligations under the agreement.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a stock, stock index or basket of stocks in return for a specified interest rate. By entering into an equity index swap, for example, the index receiver can gain exposure to stocks making up the index of securities without actually purchasing those stocks. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the return on the interest rate that a Fund will be committed to pay.

Interest Rate Swaps. Interest rate swaps are financial instruments that involve the exchange of one type of interest rate for another type of interest rate cash flow on specified dates in the future. Some of the different types of interest rate swaps are "fixed-for floating rate swaps," "termed basis swaps" and "index amortizing swaps." Fixed-for floating rate swaps involve the exchange of fixed interest rate cash flows for floating rate cash flows. Termed basis swaps entail cash flows to both parties based on floating interest rates, where the interest rate indices are different. Index amortizing swaps are typically fixed-for floating swaps where the notional amount changes if certain conditions are met.

Like a traditional investment in a debt security, a Fund could lose money by investing in an interest rate swap if interest rates change adversely. For example, if a Fund enters into a swap where it agrees to exchange a floating rate of interest for a fixed rate of interest, a Fund may have to pay more money than it receives. Similarly, if a Fund enters into a swap where it agrees to exchange a fixed rate of interest for a floating rate of interest, a Fund may receive less money than it has agreed to pay.

Currency Swaps. A currency swap is an agreement between two parties in which one party agrees to make interest rate payments in one currency and the other promises to make interest rate payments in another currency. A Fund may enter into a currency swap when it has one currency and desires a different currency. Typically the interest rates that determine the currency swap payments are fixed, although occasionally one or both parties may pay a floating rate of interest. Unlike an interest rate swap, however, the principal amounts are exchanged at the beginning of the contract and returned at the end of the contract. Changes in foreign exchange rates and changes in interest rates, as described above, may negatively affect currency swaps.

Credit Default Swaps. A credit default swap is an agreement between a Fund and a counterparty that enables the Fund to buy or sell protection against a credit event related to a referenced debt obligation. One party, acting as a "protection buyer," makes periodic payments to the other party, a "protection seller," in exchange for a promise by the protection seller to make a payment to the protection buyer if a negative credit event (such as a delinquent payment or default) occurs with respect to a referenced bond or group of bonds. Acting as a protection seller allows the Fund to create an investment exposure similar to owning a bond. Acting as a protection buyer allows the Fund potentially to reduce its credit exposure to a bond it owns or to take a "short" position in a bond it does not own.

As the protection buyer in a credit default swap, a Fund may pay a premium (by means of periodic payments) in return for the right to deliver specified bonds or loans to the protection seller and receive the par (or other agreed-upon) value upon default or similar events by the issuer of the underlying reference obligation. If no default occurs, the protection seller would keep the stream of payments and would have no further obligations to the Fund. As the protection buyer, the Fund bears the risk that the investment might expire worthless and/or that the protection seller may fail to satisfy its payment obligations to the Fund in the event of a default or similar event. In addition, when the Fund is a protection buyer, the Fund's investment would only generate income in the event of an actual default or similar event by the issuer of the underlying reference obligation.

A Fund may also use credit default swaps for investment purposes by selling a credit default swap, in which case, the Fund, as the protection seller, would be required to pay the par (or other agreed-upon) value of a referenced debt obligation to the protection buyer in the event of a default or similar event by the third-party issuer of the underlying reference obligation. In return for its obligation, the Fund would receive from the protection buyer a periodic stream of payments over the term of the contract. If no credit event occurs, the Fund would keep the stream of payments and would have no payment obligations. As the protection seller in a credit default swap, the Fund effectively adds economic leverage to its portfolio because, in addition to its total net assets, the Fund is subject to investment exposure on the notional amount of the swap.

In addition to the risks applicable to derivatives generally, credit default swaps involve special risks because they may be difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

FOREIGN SECURITIES AND DEPOSITARY RECEIPTS

Each of the Funds may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

Investments in emerging markets may be considered speculative, and therefore may offer higher potential for gains and losses than investments in developed markets of the world. With respect to any emerging country, there may be greater potential for nationalization, expropriation or confiscatory taxation, political changes, government regulation, social instability or diplomatic developments (including war) which could affect adversely the economies of such countries or the value of the Fund's investments in those countries. In addition, it may be difficult to obtain and enforce a judgment in the courts of such countries. Further, the economies of developing countries generally are heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Currency Transactions. A Fund may hold foreign currency deposits from time to time, and may convert dollars and foreign currencies in the foreign exchange markets. Currency conversion involves dealer spreads and other costs, although commissions usually are not charged. Currencies may be exchanged on a spot (i.e., cash) basis, or by entering into forward contracts to purchase or sell foreign currencies at a future date and price. Forward contracts generally are traded in an interbank market conducted directly between currency traders (usually large commercial banks) and their customers. The parties to a forward contract may agree to offset or terminate the contract before maturity, or may hold the contract to maturity and complete the contemplated currency exchange.

A Fund may use currency forward contracts to manage currency risks and to facilitate transactions in foreign securities. The following discussion summarizes the principal currency management strategies involving forward contracts that could be used by the Funds.

In connection with purchases and sales of securities denominated in foreign currencies, a Fund may enter into currency forward contracts to fix a definite price for the purchase or sale in advance of the trade's settlement date. This technique is sometimes referred to as a "settlement hedge" or "transaction hedge." The Adviser or the applicable sub-adviser may enter into settlement hedges in the normal course of managing the Fund's foreign investments. A Fund may also enter into forward contracts to purchase or sell a foreign currency in anticipation of future purchases or sales of securities denominated in foreign currency, even if the specific investments have not yet been selected by the Adviser or the applicable sub-adviser.

A Fund may also use forward contracts to hedge against a decline in the value of existing investments denominated in foreign currency. For example, if a Fund owned securities denominated in pounds sterling, it could enter into a forward contract to sell pounds sterling in return for U.S. dollars to hedge against possible declines in the pound's value. Such a hedge, sometimes referred to as a "position hedge," would tend to offset both positive and negative currency fluctuations, but would not offset changes in security values caused by other factors. A Fund could also hedge the position by selling another currency expected to perform similarly to the pound sterling - for example, by entering into a forward contract to sell Deutschemark or European Currency Units in return for U.S. dollars. This type of hedge, sometimes referred to as a "proxy hedge," could offer advantages in terms of cost, yield, or efficiency, but generally would not hedge currency exposure as effectively as a simple hedge into U.S. dollars. Proxy hedges may result in losses if the currency used to hedge does not perform similarly to the currency in which the hedged securities are denominated.

Under certain conditions, guidelines of the SEC require mutual funds to set aside appropriate liquid assets in a segregated account to cover currency forward contracts. As required by SEC guidelines, each Fund will segregate assets to cover currency forward contracts, if any, whose purpose is essentially speculative. A Fund will not segregate assets to cover forward contracts entered into for hedging purposes, including settlement hedges, position hedges, and proxy hedges.

Successful use of forward currency contracts will depend on the skill of the Adviser or the applicable sub-adviser in analyzing and predicting currency values. Forward contracts may substantially change a Fund's investment exposure to changes in currency exchange rates, and could result in losses to a Fund if currencies do not perform as the Adviser or the applicable sub-adviser anticipates. For example, if a currency's value rose at a time when the Adviser or sub-adviser had hedged a Fund by selling that currency in exchange for dollars, a Fund would be unable to participate in the currency's appreciation. If the Adviser or a sub-adviser hedges a Fund's currency exposure through proxy hedges, the Fund could realize currency losses from the hedge and the security position at the same time if the two currencies do not move in tandem. Similarly, if the Adviser or the applicable sub-adviser increases a Fund's exposure to a foreign currency and that currency's value declines, the Fund will realize a loss. There is no assurance that the use of forward currency contracts by the Adviser or the sub-advisers will be advantageous to a Fund or that it will hedge at an appropriate time.

European Economic and Monetary Union. The European Economic and Monetary Union (the "EMU") currently has 28 European states as members, with several additional states being considered for membership. The EMU adopted the "euro" as a common currency on January 1, 1999 and subordinated the national currencies of each country until such time as the national currencies are phased out entirely. The euro could adversely affect the value of securities held by the Fund because as the euro is implemented as the common currency, there may be changes in the relative value of the U.S. dollar and other major currencies, as well as possible adverse tax consequences. In addition, the introduction of the euro may affect the fiscal and monetary levels of participating EMU countries and may also increase price competition among business firms within EMU countries and between businesses in EMU and non-EMU countries. These uncertainties raise the possibility of increased volatility in the financial markets of the affected countries.

American Depositary Receipts (ADRS), European Depositary Receipts (EDRS), and Global Depositary Receipts (GDRS). ADRs are securities, typically issued by a U.S. financial institution (a "Depositary") that evidence ownership interests in a security or a pool of securities issued by a foreign issuer and deposited with the Depositary. EDRs are receipts issued by non-U.S. banks or trust companies and foreign branches of U.S. banks that evidence ownership of the underlying foreign securities. GDRs, which are sometimes referred to as Continental Depositary Receipts (CDRs), are securities, typically issued by a non-U.S. financial institution, that evidence ownership interests in a security or a pool of securities issued by either a U.S. or foreign issuer. ADRs, EDRs, GDRs and CDRs may be available for investment through "sponsored" or "unsponsored" facilities. A sponsored facility is established jointly by the issuer of the security underlying the receipt and a Depositary, whereas an unsponsored facility may be established by a Depositary without participation by the issuer of the receipt's underlying security.

Holders of an unsponsored depositary receipt generally bear all the costs of the unsponsored facility. The Depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through to the holders of the receipts voting rights with respect to the deposited securities.

OTHER PERMITTED INVESTMENTS

Interfund Loans. Each Fund may lend uninvested cash up to 15% of its net assets to other current and future Affiliated Funds and each Fund may borrow from other Affiliated Funds to the extent permitted under such Fund's investment restrictions. If a Fund has borrowed from other Affiliated Funds and has aggregate borrowings from all sources that exceed 10% of such Fund's total assets, such Fund will secure all of its loans from other Affiliated Funds by pledging securities or other Fund assets whose value equals or exceeds 102% of the aggregate outstanding borrowing amount. The ability of a Fund to lend its securities to other Affiliated Funds is subject to certain other terms and conditions contained in an exemptive order issued by the SEC to Old Mutual Funds II, Old Mutual Insurance Series Fund and Old Mutual Capital. Borrowing creates leverage and can magnify a Fund's losses, which risk is mitigated by limiting the amount that a Fund can borrow. For more information about the Funds' borrowing limitations, see number 3 of the "Investment Limitations – Non-Fundamental Restrictions" section of this SAI.

Investment Company Shares. Each Fund may acquire securities of other investment companies, subject to the limitations of the 1940 Act. Subject to certain exceptions, applicable regulations prohibit a Fund from acquiring the securities of other investment companies that are not "part of the same group of investment companies" if, as a result of such acquisition; (i) the Fund owns more than 3% of the total voting stock of the company; (ii) more than 5% of the Fund's total assets are invested in securities of any one investment company; or (iii) more than 10% of the total assets of the Fund are invested in securities (other than treasury stock) issued by all investment companies. Should a Fund purchase securities of other investment companies, shareholders may incur additional management, advisory, and distribution fees.

Securities of other investment companies that may be purchased by the Funds include Exchange-traded funds ("ETFs"). An ETF is a type of index fund that trades like a common stock and represent a fixed portfolio of securities designed to track a particular market index. A Fund may purchase an ETF to temporarily gain exposure to a portion of the U.S. or a foreign market pending the purchase of individual securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities it is designed to track, although the potential lack of liquidity of an ETF could result in it being more volatile. Additionally, ETFs have management fees which increase their costs. All Funds may invest in ETFs that are registered investment companies, with the same percentage limitations as investments in other registered investment companies.

Initial Public Offerings (IPOs). Each Equity Fund may invest a portion of its assets in securities of companies offering shares in IPOs. IPOs may have a magnified performance impact on a Fund with a small asset base. The impact of IPOs on a Fund's performance likely will decrease as the Fund's asset size increases, which could reduce the Fund's total returns. IPOs may not be consistently available to a Fund for investing, particularly as the Fund's asset base grows. Because IPO shares frequently are volatile in price, the Funds may hold IPO shares for a very short period of time. This may increase the turnover of a Fund and may lead to increased expenses for a Fund, such as commissions and transaction costs. By selling shares, a Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. The limited number of shares available for trading in some IPOs may make it more difficult for a Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Shareholders in IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

A Fund's investment in IPO shares may include the securities of unseasoned companies (companies with less than three years of continuous operations), which presents risks considerably greater than common stocks of more established companies. These companies may have limited operating histories and their prospects for profitability may be uncertain. These companies may be involved in new and evolving businesses and may be vulnerable to competition and changes in technology, markets and economic conditions. They may be more dependent on key managers and third parties and may have limited product lines.

Municipal Lease Obligations. Each Fund (except the Old Mutual Cash Reserves Fund) may invest in municipal lease obligations. Although a municipal lease obligation does not constitute a general obligation of the municipality for which the municipality's taxing power is pledged, a municipal lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the municipal lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. In addition, the tax treatment of such obligations in the event of non-appropriation is unclear.

Participation Interests. Each Fund (except the Old Mutual Cash Reserves Fund) may invest in participation interests either by purchasing them directly or by purchasing certificates of accrual or similar instruments evidencing direct ownership of interest payments or principal payments, or both, on municipal obligations, provided that, in the opinion of counsel to the initial seller of each such certificate or instrument, any discount accruing on such certificate or instrument that is purchased at a yield not greater than the coupon rate of interest on the related municipal obligations will be exempt from federal income tax to the same extent as interest on such municipal obligations. Each Fund may also invest in tax-exempt obligations by purchasing from banks participation interests in all or part of specific holdings of municipal obligations. Such participations may be backed in whole or part by an irrevocable letter of credit or guarantee of the selling bank. The selling bank may receive a fee from a Fund in connection with the arrangement. Each Fund will not purchase such participation interests unless it receives an opinion of counsel or a ruling of the Internal Revenue Service that interest earned by it on municipal obligations in which it holds such participation interests is exempt from federal income tax.

Over-The-Counter Securities. Each Fund (except the Old Mutual Cash Reserves Fund, Old Mutual Barrow Hanley Core Bond Fund, Old Mutual Dwight High Yield Fund, Old Mutual Dwight Short Term Fixed Income Fund and Old Mutual Dwight Intermediate Fixed Income Fund) may invest in over-the-counter stocks. In contrast to the securities exchanges, the over-the-counter market is not a centralized facility that limits trading activity to securities of companies which initially satisfy certain defined standards. Generally, the volume of trading in an unlisted or over-the-counter common stock is less than the volume of trading in a listed stock. This means that the depth of market liquidity of some stocks in which each Fund invests may not be as great as that of other securities and, if the Funds were to dispose of such a stock, they might have to offer the shares at a discount from recent prices, or sell the shares in small lots over an extended period of time.

Securities That Are Not Readily Marketable. The Funds may invest up to 15% of the value of their net assets (10% for the Old Mutual Cash Reserves Fund), measured at the time of investment, in investments that are not readily marketable. A security which is not "readily marketable" is generally considered to be a security that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which it is valued.

Subject to the foregoing 15%/10% limitation, the Funds may invest in restricted securities. "Restricted" securities generally include securities that are not registered under the Securities Act of 1933, as amended (the "1933 Act"), and are subject to legal or contractual restrictions upon resale. Restricted securities nevertheless may be "readily marketable" and can often be sold in privately negotiated transactions or in a registered public offering. There are an increasing number of securities being issued without registration under the 1933 Act for which a liquid secondary market exists among institutional investors such as the Funds. These securities are often called "Rule 144A" securities (see discussion below).

A Fund may not be able to dispose of a security that is not "readily marketable" at the time desired or at a reasonable price. In addition, in order to resell such a security, a Fund might have to bear the expense and incur the delays associated with effecting registration. In purchasing such securities, no Fund intends to engage in underwriting activities, except to the extent a Fund may be deemed to be a statutory underwriter under the 1933 Act in disposing of such securities.

Rule 144A Securities. In recent years, a large institutional market has developed for certain securities that are not registered under the 1933 Act. Institutional investors generally will not seek to sell these instruments to the general public, but instead will often depend on an efficient institutional market in which such unregistered securities can readily be resold or on an issuer's ability to honor a demand for repayment. Therefore, the fact that there are contractual or legal restrictions on resale to the general public or certain institutions is not dispositive of the liquidity of such investments.

Rule 144A under the 1933 Act establishes a "safe harbor" from the registration requirements of the 1933 Act for resales of certain securities to qualified institutional buyers. The Funds may invest in Rule 144A securities that may or may not be readily marketable. Rule 144A securities are readily marketable if institutional markets for the securities develop that provide both readily ascertainable values for the securities and the ability to liquidate the securities when liquidation is deemed necessary or advisable. However, an insufficient number of qualified institutional buyers interested in purchasing a Rule 144A security held by a Fund could affect adversely the marketability of the security. In such an instance, the Fund might be unable to dispose of the security promptly or at reasonable prices.

Under the supervision of the Board of Trustees, the Adviser or sub-advisers determine the liquidity of the Trust's investments and, through reports from the Adviser or sub-advisers, the Board monitors investments in illiquid instruments. In determining the liquidity of a Fund's investments, the Adviser or sub-advisers may consider various factors including: (i) the frequency of trades and quotations; (ii) the number of dealers and prospective purchasers in the marketplace; (iii) dealer undertakings to make a market; (iv) the nature of the security (including any demand or tender features); and (v) the nature of the market place for trades (including the ability to assign or offset a Fund's rights and obligations relating to the investment). Investments currently considered by a Fund to be illiquid include repurchase agreements not entitling the holder to payment of principal and interest within seven days, over-the-counter options, and non-government stripped fixed-rate mortgage backed securities. Also, the Adviser or sub-advisers may determine some government-stripped fixed-rate mortgage backed securities, loans and other direct debt instruments, and swap agreements to be illiquid. However, with respect to over-the-counter options a Fund writes, all or a portion of the value of the underlying instrument may be illiquid depending on the assets held to cover the option and the nature and terms of any agreement a Fund may have to close out the option before expiration. In the absence of market quotations, illiquid investments are priced at fair value as determined in good faith by a committee appointed by the Board of Trustees. If, through a change in values, net assets or other circumstances, a Fund was in a position where more than 15% (10% for Old Mutual Cash Reserves Fund) of its net assets were invested in illiquid securities, it would seek to take appropriate steps to protect liquidity.

Securities Lending. A Fund may lend a portion of its total assets to broker-dealers or other financial institutions. It may then reinvest the collateral it receives in short-term securities and money market funds. If a Fund lends its securities, it will follow the following guidelines:

- The borrower must provide collateral at least equal to the market value of the securities loaned;

- The collateral must consist of cash, an irrevocable letter of credit issued by a domestic U.S. bank or securities issued or guaranteed by the U.S. government;

- The borrower must add to the collateral whenever the price of the securities loaned rises (i.e., the borrower "marks to the market" on a daily basis);

- The Fund must be able to terminate the loan at any time;

- The Fund must receive reasonable interest on the loan (which may include the Fund investing any cash collateral in interest bearing short-term investments); and

- The Fund must determine that the borrower is an acceptable credit risk.

These risks are similar to the ones involved with repurchase agreements. When a Fund lends securities, there is a risk that the borrower will become financially unable to honor its contractual obligations. If this happens, a Fund could:

- Lose its rights in the collateral and not be able to retrieve the securities it lent to the borrower; and

- Experience delays in recovering its securities.

Senior Securities. The term "senior security," as defined in Section 18(g) of the Investment Company Act of 1940, means any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends; and "senior security representing indebtedness" means any senior security other than stock.

The term "senior security" shall not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed; nor shall such term include any such promissory note or other evidence of indebtedness in any case where such a loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time when the loan is made. A loan shall be presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed; otherwise it shall be presumed not to be for temporary purposes. Any such presumption may be rebutted by evidence.

Short Sales.

Description of Short Sales. A security is sold short when a Fund sells a security it does not own. To sell a security short, a Fund must borrow the security from someone else to deliver it to the buyer. The Fund then replaces the borrowed security by purchasing it at the market price at or before the time of replacement. Until it replaces the security, the Fund repays the person that lent it the security for any interest or dividends that may have accrued during the period of the loan. The Old Mutual Dwight Intermediate Fixed Income Fund will not engage in short sales.

A Fund typically sells securities short to:

- Take advantage of an anticipated decline in prices;

- Protect a profit in a security it already owns; and

- With respect to the Old Mutual Analytic U.S. Long/Short Fund, better enable the sub-adviser to underweight stocks versus its benchmark, the S&P 500 Index.

A Fund can lose money if the price of the security it sold short increases between the date of the short sale and the date on which the Fund replaces the borrowed security. Likewise, a Fund can profit if the price of the security declines between those dates.

To borrow the security, a Fund also may be required to pay a premium, which would increase the cost of the security sold. A Fund will incur transaction costs in effecting short sales. A Fund's gains and losses will be decreased or increased, as the case may be, by the amount of the premium, dividends, interest, or expenses the Fund may be required to pay in connection with a short sale.

The broker will retain the net proceeds of the short sale to the extent necessary to meet margin requirements until the short position is closed out.

Short Sales Against the Box. In addition, a Fund may engage in short sales "against the box." In a short sale against the box, a Fund agrees to sell at a future date a security that it either currently owns or has the right to acquire at no extra cost. A Fund will incur transaction costs to open, maintain and close short sales against the box.

Restrictions on Short Sales. A Fund will not short sell a security if:

- After giving effect to such short sale, the total market value of all securities sold short would exceed 33.3% of the value of a Fund's net assets; or

- Such securities would constitute more than 2% of any class of the issuer's securities.

Whenever a Fund sells a security short, its custodian segregates an amount of cash or liquid securities equal to the market price of the securities sold short. The segregated assets are marked to market daily in an attempt to ensure that the amount deposited in the segregated account is at least equal to the market value of the securities sold short.

Stand-By Commitments. When a Fund purchases municipal obligations, it may also acquire stand-by commitments from banks and broker-dealers with respect to such municipal obligations. A stand-by commitment is the equivalent of a put option acquired by the Fund with respect to a particular municipal obligation held in its portfolio. A stand-by commitment is a security independent of the municipal obligation to which it relates. The amount payable by a bank or dealer during the time a stand-by commitment is exercisable, absent unusual circumstances relating to a change in market value, would be substantially the same as the value of the underlying municipal obligation. A stand-by commitment might not be transferable by the Fund, although it could sell the underlying municipal obligation to a third party at any time.

Each Fund expects that stand-by commitments generally will be available without the payment of direct or indirect consideration. However, if necessary and advisable, a Fund may pay for stand-by commitments either separately in cash or by paying a higher price for portfolio securities which are acquired subject to such a commitment (thus reducing the yield to maturity otherwise available for the same securities). The total amount paid in either manner for outstanding stand-by commitments held by a Fund will not exceed 10% of the value of the Fund's total assets calculated immediately after each stand-by commitment is acquired. A Fund will enter into stand-by commitments only with banks and broker-dealers that, in the judgment of the Adviser or sub-adviser, as the case may be, present minimal credit risks.

When-Issued and Delayed-Delivery Securities. When-issued and delayed-delivery securities are securities subject to settlement on a future date. For fixed income securities, the interest rate realized on when-issued or delayed-delivery securities is fixed as of the purchase date and no interest accrues to a Fund before settlement. These securities are subject to market fluctuation due to changes in market interest rates and will have the effect of leveraging a Fund's assets. The Funds are permitted to invest in forward commitments or when-issued securities where such purchases are for investment and not for leveraging purposes. One or more segregated accounts will be established with the Custodian, and the Funds will maintain liquid assets in such accounts in an amount at least equal in value to each Fund's commitments to purchase when-issued securities. Only the Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Discover Value Fund, Old Mutual Growth Fund, Old Mutual Heitman REIT Fund, Old Mutual Mid-Cap Fund, S Old Mutual mall Cap Fund, Old Mutual Dwight High Yield Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight Short Term Fixed Income Fund are permitted to invest in these securities. These Funds use segregated accounts to offset leverage risk.

Other Investments. Subject to prior disclosure to shareholders, the Board may, in the future, authorize the Funds to invest in securities other than those listed here and in the prospectuses, provided that such investment would be consistent with the respective Fund's investment objective and that it would not violate any fundamental investment policies or restrictions applicable to a Fund.

ADDITIONAL INVESTMENT INFORMATION

PORTFOLIO TURNOVER

Fund turnover will tend to rise during periods of economic turbulence and decline during periods of stable growth. A higher turnover rate increases transaction costs (e.g., brokerage commissions) and increases realized gains and losses. A 100% portfolio turnover rate would occur if all of the securities in the portfolio were replaced during the period. During the fiscal years ended March 31, 2007 and March 31, 2008, respectively, the portfolio turnover rate for each of the Funds was as follows:

	Fiscal Year Ended 3/31	
Equity Funds	**2007**	**2008**
Old Mutual Advantage Growth Fund*	N/A	69.43%
Old Mutual Analytic U.S. Long/Short Fund	171.44%**	235.64%
Old Mutual Barrow Hanley Value Fund	62.56%	9.69%
Old Mutual Columbus Circle Technology and Communications Fund	124.47%	243.11%
Old Mutual Developing Growth Fund	221.65%	198.93%
Old Mutual Discover Value Fund*	N/A	65.99%
Old Mutual Focused Fund	95.63%	97.93%
Old Mutual Growth Fund	93.58%	95.38%
Old Mutual Heitman REIT Fund	67.95%	66.23%
Old Mutual Large Cap Growth Fund	157.06%	112.65%
Old Mutual Mid-Cap Fund	99.00%	119.16%
Old Mutual Select Growth Fund	201.17%	173.62%
Old Mutual Small Cap Fund	104.61%	117.94%
Old Mutual Strategic Small Company Fund	160.24%	142.78%
Old Mutual TS&W Mid-Cap Value Fund*	N/A	66.60%
Old Mutual TS&W Small Cap Value Fund	35.43%	40.37%

Fixed Income Funds

Old Mutual Barrow Hanley Core Bond Fund*	N/A	70.77%
Old Mutual Cash Reserves Fund	N/A	N/A
Old Mutual Dwight High Yield Fund*	N/A	10.78%
Old Mutual Dwight Intermediate Fixed Income Fund	462.98%	277.91%
Old Mutual Dwight Short Term Fixed Income Fund	163.81%	188.14%

*The inception date for the Old Mutual TS&W Mid-Cap Value Fund was June 4, 2007, and the inception date for the New Funds was November 19, 2007. Accordingly, those Funds did not record a portfolio turnover rate for the fiscal year ended March 31, 2007.

**Ratio has been revised to present a corrected calculation.

High rates of portfolio turnover necessarily result in correspondingly greater brokerage and portfolio trading costs, which are paid by the Fund. Trading in fixed-income securities does not generally involve the payment of brokerage commissions, but does involve indirect transaction costs. In addition to portfolio trading costs, higher rates of portfolio turnover may result in the realization of capital gains. To the extent net short-term capital gains are realized, any distributions resulting from such gains are considered ordinary income for federal income tax purposes.

The portfolio turnover rate for the Old Mutual Barrow Hanley Value Fund decreased from 62.56% to 9.69% for the fiscal years ended March 31, 2007 and March 31, 2008, respectively, because there was a significant decline in the amount of redemptions that the Fund experienced the previous year. The portfolio turnover rate for the Old Mutual Columbus Circle Technology and Communications Fund increased from 124.47% to 243.11% for the fiscal years ended March 31, 2007 and March 31, 2008, respectively, due to two very different investment environments within the past year. First, there were inflows during the first half of the year because of growing investor confidence, followed by a turn in the market and outflows during the second half of the year. These two contrasting periods created additional turnover. Secondly, the market dynamics dictated a very different portfolio in the first 6-9 months versus the last 3-6 months of the year. Positioning and repositioning the portfolio, due to the changes in the macro economic environment, dictated more trading to reposition the portfolio. The portfolio turnover rate for the Old Mutual Dwight Intermediate Fixed Income Fund decreased from 462.98% to 277.91% for the fiscal years ended March 31, 2007 and March 31, 2008, respectively, primarily due to the decrease in primary market activity associated with the credit crunch, including fewer new issue deals being brought to market in both corporates and structured products. In addition, while the Fund's total net assets increased in the fiscal year ended March 31, 2008, the Fund's mortgage dollar roll transactions decreased as a percent of the Fund that was purchased and sold relative to the Fund's total net asset value.

PORTFOLIO HOLDINGS DISCLOSURE POLICY

The Trust and Old Mutual Capital have adopted a Holdings Communication Policy (the "Holdings Policy") to safeguard Fund holdings information. Under the Holdings Policy, Fund holdings information related to each Fund, including the top holdings, will normally be made available to the general public at oldmutualfunds.com on the 15th calendar day after the end of each calendar quarter. Certain entities or individuals that provide services to the Trust or the Adviser may receive portfolio holdings information prior to and more frequently than the public disclosure of such information ("non-standard disclosure"), as described below.

As part of the normal investment activities of each Fund, non-public portfolio holdings information may be provided to the Trust's service providers which have contracted to provide services to the Trust (including the Custodian, Adviser, Sub-Administrator, broker-dealers in connection with the purchase or sale of securities or requests for price quotations or bids, counsel to the Trust or the independent Trustees, the Trust's auditors, and certain others). These service providers are required to maintain the confidentiality of the information disclosed either by explicit agreement or by virtue of their respective duties to the Trust. Other entities and individuals that may receive non-standard disclosure of portfolio holdings information include the Trust's independent Trustees, in connection with their regular duties, regulatory authorities and parties to litigation.

Under the Holdings Policy, non-standard disclosure of portfolio holdings information may also be provided to entities that provide a service to Old Mutual Capital, provided that the service is related to the investment advisory services that Old Mutual Capital provides to the Trust. Such disclosure may only be made subject to the following conditions:

- a written request for non-standard disclosure must be submitted to and approved in writing by either Old Mutual Capital's chief compliance officer, general counsel or chief investment officer;

- the request must relate to an appropriate business purpose; and

- the holdings information is disclosed pursuant to the terms of a written confidentiality agreement between Old Mutual Capital and the recipient of the holdings information, unless such party is a regulatory or other governmental entity.

These conditions are intended to ensure that non-standard disclosure is only made when it is in the best interest of shareholders and to avoid any potential conflicts of interest. In addition, any conflicts of interest in granting a request to permit non-standard disclosure are mitigated by requiring the recipient to enter into a written confidentiality agreement prior to receipt of such information. In addition, conflicts of interest are further monitored by the fact that Old Mutual Capital regularly presents to the Trust's Board of Trustees the list of recipients of non-standard disclosure of portfolio holdings information (other than regular service providers described above).

Old Mutual Capital, its affiliates and the Trust will not knowingly or intentionally enter into any arrangements with third-parties from which they derive consideration for the disclosure of non-public holdings information. If, in the future, Old Mutual Capital or its affiliates desire to make such arrangements, the appropriate party would seek prior Board approval and such arrangements would be disclosed in this SAI.

Listed below are the entities that currently receive non-standard disclosure of Fund holdings information. Neither the Trust, Old Mutual Capital, nor any other entity receives any compensation or other consideration in connection with each such arrangement.

Entity Name	Frequency of Holdings Disclosure	Restrictions on Use of Holdings Information
FactSet Research Systems, Inc.	Full holdings are disclosed on a daily basis.	Holdings information may only be used for the specific and legitimate business purpose to which the parties agreed. All holdings information is subject to a confidentiality agreement and there is a prohibition of trading based on the information received.
Old Mutual Fund Services	Full holdings are disclosed on a	Holdings information may only be used for the specific and legitimate business

	daily basis.	purpose to which the parties agreed. All holdings information is subject to a confidentiality agreement and there is a prohibition of trading based on the information received.
Ibbotson Associates Advisors, LLC	Full holdings are disclosed on a daily basis.	Holdings information may only be used for the specific and legitimate business purpose to which the parties agreed. All holdings information is subject to a confidentiality agreement and there is a prohibition of trading based on the information received.

SETTLEMENTS AND PENDING LITIGATION

In connection with a settlement by the Trust's former adviser of market timing and selective disclosure actions filed by the SEC and New York Attorney General's Office ("NYAG"), the former adviser agreed to adopt additional compliance policies and procedures ("Compliance Undertakings") and meet certain corporate governance obligations. Many of the Compliance Undertakings are more extensive than that required by current regulations. Since these Compliance Undertakings represented protection to the Funds and the portfolios of the affiliated investment company, Old Mutual Insurance Series Fund, and their shareholders, the Adviser has contractually agreed to assume all such Compliance Undertakings. In addition, the Adviser has agreed to meet the following future obligations of the former adviser:

- use its best efforts to obtain the agreement of the Trust to hold a meeting of the Trust's shareholders, not less than every fifth calendar year starting in 2005, at which the Board of Trustees will be elected;

- maintain a compliance and ethics oversight infrastructure that includes a Code of Ethics Oversight Committee having responsibility for all matters relating to issues arising under the Adviser's Code of Ethics;

- maintain an Internal Compliance Controls Committee, to be chaired by the Adviser's Chief Compliance Officer and include senior executives of the Adviser's operating businesses, which shall review compliance issues throughout the Adviser's business, endeavor to develop solutions to such issues, and oversee implementation of such solutions;

- establish a corporate ombudsman to whom the Adviser's employees may communicate concerns about the Adviser's business matters that they believe implicate matters of ethics or questionable practices and the Adviser shall review such matters and solutions with the Trust's independent Trustees;

- have its Chief Compliance Officer be responsible for matters related to conflicts of interest and to report to the Trust's independent Trustees any breach of fiduciary duty and/or federal securities law of which he or she becomes aware in the course of carrying out his or her duties;

- retain an Independent Distribution Consultant to develop a distribution Plan to pay disgorgement and penalty amounts, and any interest earnings thereon. The Distribution Plan shall provide for investors to receive from the monies available for distribution, in order of priority, (i) their proportionate shares of losses suffered by the Trust due to market timing, and (ii) a proportionate share of advisory fees paid by the Trust's portfolios that suffered such losses during the period of such market timing;

- retain an Independent Compliance Consultant to conduct a comprehensive review of the Adviser's supervisory, compliance and other policies and procedures designed to prevent and detect breaches of fiduciary duty, the Code of Ethics and the Federal securities laws by the Adviser and its employees;

- obtain a report from the Independent Compliance Consultant of its findings of its review of the Adviser, and provide such report to the Trust's Board of Trustees and the SEC staff. In addition, the Adviser shall adopt all recommendations in the report of the Independent Compliance Consultant, or with respect to any recommendation the Adviser considers unnecessary or inappropriate, propose in writing an alternative policy, procedure or system designed to achieve the same objective or purpose;

- undergo, every third year commencing in 2006, a compliance review by a third party who is not an interested person, as defined in the Investment Company Act of 1940, as amended, of the Adviser;

- reduce management fees by at least $2 million, in the first of five years, from the management fees that would have been paid by the Trust's portfolios based on the management fees, expense reimbursement and assets under management as of December 31, 2003, and not revise its management fees for a period of five years;

- not provide advisory services to the Trust or Old Mutual Insurance Series Fund (together, the "Trusts") unless the Chairman of the Board of the Trusts has no Impermissible Relationships, as defined below, with the former adviser or its affiliated persons and at least 75% of each Trust's Board are not "interested persons" (as defined in the 1940 Act) or former directors, officers or employees of the Trusts' former adviser or any of its affiliates during the preceding 10 years;

- allow a senior officer ("Senior Officer") hired by the Trust to assist the Trust's Board of Trustees in (i) establishing a process to ensure that proposed management fees to be charged to the Trust are reasonable and negotiated at "arms-length," and (ii) determining the reasonableness of the proposed management fees by: (a) supervising an annual competitive bidding process; or (b) preparing or directing the preparation of an annual written independent evaluation of the proposed management fees addressing a number of factors designated by the NYAG;

- publicly disclose a reasonable summary of the evaluation provided by the Senior Officer with respect to management fees and the opinions or conclusions of the Board with respect thereto. The summary shall be posted on the Trust's website and accompany each portfolio's prospectus, and the availability of such summary shall also be displayed predominantly in periodic account statements furnished to Fund shareholders;

- disclose with each periodic account statement sent to investors by the Adviser, its affiliates or a mutual fund for which the Adviser provides services: (i) the fees and costs in actual dollars, charged to each investor based upon the investor's most recent quarterly account balance; and (ii) the fees and costs, in actual dollars, that would be charged on a hypothetical investment of $10,000 held for 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year and continuation of the reduced management fee rates (such fees and costs based on $10,000 are the "Hypothetical Fee and Cost Information");

- maintain a prominent posting on the Trust's website of a fee/cost calculator and the Hypothetical Fee and Cost Information; and

- disclose the Hypothetical Fee and Cost Information in the Trust's applicable prospectuses.

Impermissible Relationships include, but are not limited to, any of the following types of relationships: commercial, banking, financial, legal, accounting, consulting, advisory, familial, charitable, employee, director, trustee or officer, provided that a charitable relationship shall not be deemed an Impermissible Relationship if the charitable relationship is disclosed to the Board of Trustees.

Under the NYAG settlement, if the terms and undertakings in that settlement as described above in points (k) through (m) are not met, the NYAG settlement stipulates that the Adviser shall promptly terminate its management of Old Mutual Funds II. In this event, Old Mutual Funds II Board of Trustees would be required to seek new management for the Funds or to consider other alternatives.

A list of pending civil lawsuits that involve one or more Funds, their investment adviser and/or certain other related parties and that are related to the settled actions filed by the SEC and/or the NYAG against various defendants may be found in Exhibit C.

TRUSTEES AND OFFICERS OF THE TRUST

TRUSTEES

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Board has approved contracts under which, as described above, certain companies provide essential management services to the Trust. The Trustees have no official term of office and generally serve until they reach the mandated retirement age of 72, except for Albert A. Miller whose mandatory retirement age is 77, resign, or are not reelected. The Trustees and executive officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

INDEPENDENT TRUSTEES

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee^
Leigh A. Wilson	Chairman	Since 2005	Chief Executive Officer, New Century Living, Inc.	42	Caledonia Mining Corporation; Old Mutual

38

(Age: 63)			(older adult housing) since 1992. Director, Chimney Rock Winery LLC, 2000 - 2004, and Chimney Rock Winery Corp (winery), 1985 - 2004.		Insurance Series Fund (8 portfolios); Old Mutual Funds III (13 portfolios); The Victory Portfolios; The Victory Institutional Funds; and The Victory Variable Insurance Funds.
John R. Bartholdson (Age: 64)	Trustee	Since 1995	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 - 2007.	60	Old Mutual Insurance Series Fund (8 portfolios); Old Mutual Funds I (18 portfolios); Old Mutual Funds III (13 portfolios); ING Clarion Real Estate Income Fund; and ING Clarion Real Estate Income Fund.
Jettie M. Edwards (Age: 62)	Trustee	Since 1995	Retired. Consultant, Syrus Associates (business and marketing consulting firm), 1986 - 2002.	42	Old Mutual Insurance Series Fund (8 portfolios); Old Mutual Funds III (13 portfolios); EQ Advisors Trust; and AXA Enterprise Funds Trust.
Albert A. Miller (Age: 74)	Trustee	Since 1995	Retired. Advisor and Secretary, the Underwoman Shoppes, Inc. (retail clothing stores), 1980 - 2002. Senior Vice President, Cherry & Webb, CWT Specialty Stores, 1995 – 2000.	42	Old Mutual Insurance Series Fund (8 portfolios) and Old Mutual Funds III (13 portfolios).

* Each Trustee of the Trust will serve until his or her successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his or her earlier resignation or retirement.

^ Effective on or about December 15, 2008, the Old Mutual Insurance Series Fund will be liquidated and an application to deregister the Old Mutual Insurance Series Fund will be filed with SEC.

INTERESTED TRUSTEE

Name and Age	Position Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in the Old Mutual Fund Family Complex Overseen by Trustee	Other Directorships Held by Trustee^
Thomas M. Turpin** (Age: 48)	Interested Trustee	Since 2007	Interim Chief Executive Officer (April 2008 – present) and Chief Operating Officer (2002 – April 2008), Old Mutual US Holdings Inc. Chief Executive Officer, Old Mutual Asset Management, June 2008 – present.	42	Old Mutual Insurance Series Fund (8 portfolios) and Old Mutual Funds III (13 portfolios).

* Trustee of the Trust until his successor is duly qualified and elected at the meeting of shareholders to be held in 2010, or until his earlier resignation or retirement.

39

** Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of an affiliate of Old Mutual Capital.

^ Effective on or about December 15, 2008, the Old Mutual Insurance Series Fund will be liquidated and an application to deregister the Old Mutual Insurance Series Fund will be filed with SEC.

BOARD COMMITTEES

The Trustees are responsible for major decisions relating to a Fund's investment goals and strategies. The Trustees also oversee the operation of the Trust by its officers and various service providers as they affect a Fund, but they do not actively participate in the day-to-day operation of or decision making process related to a Fund. The Board has four standing committees: Governance, Nominating and Compliance Committee; Audit Committee; Service Provider Review Committee; and Investment Committee. Currently, the members of the Audit Committee and Investment Committee are John R. Bartholdson and Jettie M. Edwards. The members of the Governance, Nominating and Compliance Committee and Service Provider Review Committee are Leigh A. Wilson and Albert A. Miller. Thomas M. Turpin is a member of the Investment Committee.

Governance, Nominating and Compliance Committee

The Governance, Nominating and Compliance Committee selects and nominates those persons for membership on the Board who are disinterested Trustees, reviews and determines compensation for the disinterested Trustees and selects independent legal counsel, as set forth in Rule 0-1(6), to provide the disinterested Trustees with legal advice, as needed. The Governance, Nominating and Compliance Committee shall consider nominees recommended in writing by shareholders (other than shareholders who recommend themselves) to serve as Trustees, provided: (i) that shareholders of one or more of the Funds at the time they submit recommendations and are entitled to vote at the meeting of shareholders at which Trustees will be elected; and (ii) that the Governance, Nominating and Compliance Committee or the Board, as applicable, shall make the final determination of persons to be nominated. The Governance, Nominating and Compliance Committee shall evaluate nominees recommended by shareholders to serve as Trustees in the same manner as they evaluate nominees identified by the Committee. During the Trust's fiscal year ended March 31, 2008, the Governance, Nominating and Compliance Committee held 3 meetings.

A shareholder who desires to recommend a nominee shall submit a request in writing by regular mail or delivery service to the following address: Old Mutual Funds II, 4643 South Ulster Drive, Suite 600, Denver, Colorado 80237, Attention: Secretary of Old Mutual Funds II. Such request shall contain (i) the name, address and telephone number of, and number of Trust shares owned by, the person or entity or group of persons or entities on whose behalf the recommendation is being made, and the related account name, number and broker or account provider name, and (ii) if any of such persons were not record owners of the Trust at the time the recommendation was submitted, verification acceptable in form and substance to the Trust of such person's ownership of the Trust at the time the recommendation was made.

Audit Committee

The Audit Committee, among other things, oversees the financial reporting process for the Trust, monitoring the Trust's audit process and results. As part of this process, the Audit Committee recommends the selection of an independent audit firm for the approval by the Board and evaluates the independent audit firm's performance, costs, and financial stability. During the Trust's fiscal year ended March 31, 2008, the Audit Committee held 4 meetings.

Service Provider Review Committee

The Service Provider Review Committee, among other things, assists the Board in its oversight of the Trust's service providers. The inception date of the Service Provider Review Committee was May 21, 2008, therefore the Service Provider Review Committee did not hold any meetings during the Trust's fiscal year ended March 31, 2008.

Investment Committee

The Investment Committee, among other things, assists the Board in its oversight of the investment process of the Trust. The inception date of the Investment Committee was May 21, 2008, therefore the Investment Committee did not hold any meetings during the Trust's fiscal year ended March 31, 2008.

BENEFICIAL OWNERSHIP OF SECURITIES

The tables below provide the dollar range of shares owned by each Trustee in the Trust and the aggregate dollar range of shares owned by each Trustee in registered investment companies overseen by each Trustee within the Old Mutual Fund Family as of December 31, 2007.

INDEPENDENT TRUSTEES

Name of Trustee	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies in the Old Mutual Fund Family Complex Overseen by Trustee
Leigh A. Wilson	None	None
John R. Bartholdson	Old Mutual Analytic U.S. Long/Short Fund: $10,000 - $50,000 Old Mutual Developing Growth Fund: $10,000 - $50,000 Old Mutual Focused Fund: $10,000 - $50,000 Old Mutual Select Growth Fund: $10,000 - $50,000	Over $100,000
Jettie M. Edwards	Old Mutual Cash Reserves Fund: Over $100,000 Old Mutual Developing Growth Fund: $10,000 - $50,000 Old Mutual Focused Fund: $10,000 - $50,000 Old Mutual Growth Fund: $10,000 - $50,000	Over $100,000
Albert A. Miller	Old Mutual Developing Growth Fund: $50,000 - $100,000 Old Mutual Growth Fund: $10,000 - $50,000 Old Mutual Select Growth Fund: $10,000 - $50,000 Old Mutual Strategic Small Company Fund: $10,000 - $50,000	Over $100,000

INTERESTED TRUSTEE

Name of Trustee	Dollar Range of Equity Securities in the Funds	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies in the Old Mutual Fund Family Complex Overseen by Trustee

Thomas M. Turpin   None   None

None of the Trustees owned securities of the Adviser, the Distributor or their affiliates as of December 31, 2007.

TRUSTEE COMPENSATION

Each Trustee receives a retainer and a per meeting fee. The Trust currently pays the Independent Chairman a yearly retainer of $50,000, each other Independent Trustee a $25,000 yearly retainer, a special Board meeting fee of $3,000 per in-person meeting at the discretion of the Chairman and $1,000 per telephonic meeting at the discretion of the Chairman, plus travel and out-of-pocket expenses incurred by the Trustees in attending Board meetings. Annual Board fees may be reviewed periodically and changed by the Board. The Trust has no plan or other arrangement pursuant to which any of the Trustees receive pension or retirement benefits. Therefore, none of the Trustees has estimated annual benefits to be paid by the Trust upon retirement.

Each Trustee of the Trust received the following compensation during the Funds' fiscal year ended March 31, 2008:

Name of Person, Position	Aggregate Compensation from Trust	Pension or Retirement Benefits Accrued as Part of Trust Expenses*	Estimated Annual Benefits Upon Retirement*	Total Compensation from Trust and Trust Complex Paid to Trustees**
Leigh A. Wilson, Trustee	$72,000	N/A	N/A	$115,000 for services on three Boards
John R. Bartholdson, Trustee	$58,000	N/A	N/A	$150,000 for services on four Boards
Jettie M. Edwards, Trustee	$58,000	N/A	N/A	$93,000 for services on three Boards
Albert A. Miller ,Trustee	$58,000	N/A	N/A	$93,000 for services on three Boards
Thomas M. Turpin, Trustee***	N/A	N/A	N/A	N/A

* The Trust has no plan or other arrangement pursuant to which the Trustees receive pension or retirement benefits.

** Compensation expenses are allocated pro rata based on the relative net assets of each Fund included in the Trust Complex.

*** Mr. Turpin is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, and consequently receives no compensation from the Trust.

TRUST OFFICERS

The Board of Trustees elects the Officers of the Trust to supervise actively its day-to-day operations. The Officers of the Trust, all of whom are officers and employees of the Adviser, are responsible for the day-to-day administration of the Trust and the Funds. The Officers of the Trust receive no direct compensation from the Trust or the Funds for their services as Officers. Each Officer serves as an officer in a similar capacity for Old Mutual Insurance Series Fund, another registered investment company managed by the Adviser.

The Officers of the Trust, their ages, positions with the Trust, length of time served, and their principal occupations for the last five years appear below. Trust Officers are elected annually by the Board and continue to hold office until they resign or are removed, or until their successors are elected.

OFFICERS

Name and Age*	Position Held with the Fund	Term of Office and Length of Time Served**	Principal Occupation(S) During Past 5 Years
Julian F. Sluyters (48)	President and Principal Executive Officer	Since 2006	Chief Executive Officer (June 2008 – present), President (2006 – present), and Chief Operating Officer (2006 – June 2008), Old Mutual Capital, Inc. President and Chief Executive Officer, Scudder family of funds, 2004 - December 2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 - 2003.
Edward J. Veilleux (65)	Senior Vice President	Since 2005. Employed for an initial term of three years and thereafter for successive one year terms unless terminated prior to the end of the then current term.	Senior Vice President, Old Mutual Insurance Series Fund, since 2005. Chief Compliance Officer, The Victory Portfolios, since October 2005. President EJV Financial Services, LLC, since May 2002.
Andra C. Ozols (47)	Vice President and Secretary	Since 2005	Senior Vice President, Chief Administrative Officer, Secretary, and General Counsel, Old Mutual Capital, Inc., since 2005. Executive Vice President (2004 - 2005), General Counsel and Secretary (2002 - 2005), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation, 2003 - 2005. Executive Vice President (2004 - 2005), General Counsel and Secretary (2002 - 2005) and Vice President (2002 - 2004), ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 - 2005).
Karen S. Proc (38)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 - 2005.
Kathryn L. Santoro (34)	Assistant Secretary	Since 2007	Associate Counsel, Old Mutual Capital, Inc., since 2005. Associate Attorney, Hall & Evans, LLC, 2004 - 2005. Deputy District Attorney, 5th Judicial District, Colorado, 2002 - 2004.
James F. Lummanick (61)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners, and Old Mutual Fund Services, since 2005. Chief Compliance Officer, Old Mutual Funds I and Old Mutual Insurance Series Fund, since 2005, and Old Mutual Funds III, since 2008. Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 - 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 - 2004.
Robert T. Kelly (39)	Treasurer and Principal Financial Officer	Since 2006	Vice President, Old Mutual Capital, Inc. and Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 - February 2006.
Robert D. Lujan (42)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group, 2003 - July 2006. Senior Fund Accountant, Janus Capital Management L.L.C., 2001 - 2003.
Kathryn A. Burns (31)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Fund Services, since August 2006. Manager (2004 - July 2006) and Senior Associate (2001 - 2004), PricewaterhouseCoopers LLP.

* The address for each of the officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237.

** Except for Edward J. Veilleux, each officer of the Trust shall serve until such time as his or her successor is duly elected and qualified.

THE INVESTMENT ADVISER, SUB-ADVISERS AND OTHER SERVICE PROVIDERS

The Adviser

The Board of Trustees (the "Board") has approved Old Mutual Capital, Inc. ("Old Mutual Capital" or the "Adviser"), to serve as the investment adviser to each Fund. The Adviser is an indirect, wholly-owned subsidiary of Old Mutual plc ("Old Mutual"). Old Mutual is an international financial services group based in London, with operations in life assurance, asset management, banking and general insurance. Old Mutual's principal offices are located at Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG, United Kingdom. In addition to advising the Funds, the Adviser provides advisory services to Old Mutual Insurance Series Fund and Old Mutual Funds I, registered investment companies that are affiliates of the Adviser. The principal business address of the Adviser is 4643 S. Ulster Street, Suite 600, Denver, Colorado 80237.

In addition to providing advisory services to the Trust, the Adviser provides administrative services to the Trust. The Adviser also provides administrative services to Old Mutual Insurance Series Fund (please refer to "The Administrator and Sub-Administrator" section of this SAI for more detail on administrative services). Old Mutual Investment Partners ("Distributor"), the Trust's Distributor, is also an affiliate of the Adviser and an indirect wholly-owned subsidiary of the Adviser's direct parent, Old Mutual (US) Holdings Inc. (please refer to "The Distributor" section of this SAI for more detail on Old Mutual Investment Partners). Old Mutual Investment Partners also serves as distributor to Old Mutual Insurance Series Fund, Old Mutual Funds I and Old Mutual Funds III.

The Management Agreement obligates the Adviser to: (i) provide a program of continuous investment management for the Funds in accordance with each Fund's investment objectives, policies and limitations; (ii) make asset allocation and investment decisions for the Funds; and (iii) place orders to purchase and sell securities for the Funds, subject to the supervision of the Board. The Management Agreement also requires the Adviser to pay its overhead and employee costs and the compensation and expenses of all its partners, officers and employees who serve as officers and executive employees of the Trust. The Agreements provide that the Adviser is not responsible for other expenses of operating the Trust. In addition to these advisory services, Agreements obligate Old Mutual Capital to provide the following services: (i) compliance services designed to ensure the Trust's compliance with applicable federal and state securities laws, rules and regulations; (ii) certain legal services, including without limitation preparing, reviewing and/or filing the Trust's regulatory reports; and (iii) regular reporting to the Board on the activities of the Trust and the Sub-Advisers. The Management Agreement also requires Old Mutual Capital to oversee the sub-advisers employed to provide portfolio management services to the Funds, including: overseeing the investment decisions of each sub-adviser and conducting ongoing performance reviews and reviewing and monitoring the portfolio trading by each sub-adviser, including without limitation, trade allocation policies and procedures, best execution and the use of soft dollars. The Management Agreement provides certain limitations on the Adviser's liability, but also provides that the Adviser shall not be protected against any liability to the Trust, its Funds or its shareholders by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard of its obligations or duties thereunder.

The Management Agreement also includes an obligation that the Adviser perform the administrative services that were previously provided to the Funds by Old Mutual Fund Services under an administrative services agreement. These administrative services include: (i) overseeing the administration of the Trust's, and each Fund's, business and affairs; (ii) assisting the Trust in selecting, coordinating the activities of, supervising and acting as liaison with any other person or agent engaged by the Trust, excluding sub-advisers; (iii) assisting in developing, reviewing, maintaining and monitoring the effectiveness of the Trust's accounting policies and procedures; (iv) assisting in developing, implementing and monitoring the Trust's use of automated systems for purchase, sale, redemption and transfer of Fund shares and the payment of sales charges and services fees; (v) responding to all inquiries from Fund shareholders or otherwise answer communications from Fund shareholders if such inquiries or communications are directed to the Adviser; and (vi) furnishing such information, reports, evaluations, analyses and opinions relating to its administrative services as the Board may reasonably request.

The Management Agreement may be terminated (i) at any time without penalty by the Trust upon the vote of a majority of the Trustees or by vote of the majority of the Trust's outstanding voting securities upon 60 days' written notice to the Adviser or (ii) by the Adviser at any time without penalty upon 60 days' written notice to the Trust. The Management Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act).

Under the Management Agreement, the Adviser is entitled to a management fee for providing both advisory and administrative services that is calculated daily and paid monthly at an annual rate of each Fund's average daily net assets. The Adviser has agreed to fee breakpoints for each of the Funds indicated, as set forth in the table below.

Fund	Management Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	*$300 million to less than $500 million*	*$500 million to less than $750 million*	*$750 million to less than $1.0 billion*	*$1.0 billion to less than $1.5 billion*	*$1.5 billion to less than $2.0 billion*	*$2.0 billion or greater*
Old Mutual Analytic U.S. Long/Short Fund	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%
Old Mutual Columbus Circle Technology and Communications Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Old Mutual Developing Growth Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Old Mutual Focused Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Old Mutual Growth Fund	0.825%	0.775%	0.725%	0.675%	0.625%	0.575%	0.525%
Old Mutual Heitman REIT Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Old Mutual Large Cap Growth Fund*	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%	0.55%
Old Mutual Mid-Cap Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Old Mutual Select Growth Fund	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%	0.60%
Old Mutual Small Cap Fund	1.00%	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%

Fund	Management Fee Breakpoint Asset Thresholds						
Old Mutual Strategic Small Company Fund	0.95%	0.90%	0.85%	0.80%	0.75%	0.70%	0.65%
Old Mutual TS&W Small Cap Value Fund	1.10%	1.05%	1.00%	0.95%	0.90%	0.85%	0.80%
Old Mutual Cash Reserves Fund	0.40%	0.375%	0.35%	0.325%	0.30%	0.275%	0.25%
Old Mutual Dwight Intermediate Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%
Old Mutual Dwight Short Term Fixed Income Fund	0.45%	0.425%	0.40%	0.375%	0.35%	0.325%	0.30%

* Effective following the close of business on April 25, 2008, the Old Mutual Large Cap Growth Fund's base management fee was reduced from 0.90% to 0.85%.

Fund	Management Fee Breakpoint Asset Thresholds			
	$0 to less than $1.0 billion	*$1.0 billion to less than $1.5 billion*	*$1.5 billion to less than $2.0 billion*	*$2.0 billion or greater*
Old Mutual Barrow Hanley Value Fund	0.85%	0.80%	0.75%	0.70%

Old Mutual Barrow Hanley Value Fund's base management fee was reduced from 1.00% to 0.85% effective December 21, 2006 for assets between $0 and $1 billion.

Fund	Management Fee Breakpoint Asset Thresholds		
	$0 to less than $500 million	*$500 million to less than $1 billion*	*$1 billion or greater*
Old Mutual Advantage Growth Fund	0.850%	0.825%	0.800%
Old Mutual Discover Value Fund	1.10%	1.075%	1.05%
Old Mutual TS&W Mid-Cap Value Fund	0.95%	0.90%	0.85%
Old Mutual Barrow Hanley Core Bond Fund	0.600%	0.575%	0.550%
Old Mutual Dwight High Yield Fund	0.700%	0.675%	0.650%

In the interest of limiting the expenses of the Funds, the Adviser entered into an expense limitation agreement ("Expense Limitation Agreement") with respect to the Funds, pursuant to which the Adviser contractually agreed to waive through December 31, 2008 its Management Fees and assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, dividends and interest on short sales, and other extraordinary expenses not incurred in the ordinary course of the Funds' business. The Adviser also entered into an expense limitation agreement with respect to the Old Mutual Analytic U.S. Long/Short Fund ("Analytic Expense Limitation Agreement") whereby the Adviser contractually agreed to assume dividend expenses on short sales to the extent those expenses exceed 0.10% of the Fund's average daily net assets through June 30, 2007. Effective December 21, 2006, the Adviser entered into an amended and restated expense limitation agreement ("Amended Expense Limitation Agreement") with respect to the Funds that supersedes the Expense Limitation Agreement and the Analytic Expense Limitation Agreement, pursuant to which the Adviser agreed to separately waive class level expenses and fund level expenses to the extent necessary to limit the total annual operating expenses (exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, dividends and interest on short sales, and other extraordinary expenses) to a specified percentage of the Funds' average daily net assets. Under the Amended Expense Limitation Agreement, the Adviser agreed to continue to assume dividend expenses on short sales with respect to the Old Mutual Analytic U.S. Long/Short Fund to the extent those expenses exceed 0.10% of the Fund's average daily net assets through June 30, 2007. In addition, the Adviser entered into an expense limitation agreement with respect to the TS&W Mid-Cap Value Fund ("TS&W Expense Limitation Agreement") pursuant to which the Adviser contractually agreed to waive through December 31, 2008 its Management Fees and assume other expenses of the Fund to the extent necessary to limit the total annual expenses to a specified percentage of the Fund's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, dividends and interest on short sales, and other extraordinary expenses not incurred in the ordinary course of the Funds' business. The Adviser also entered into an expense limitation agreement with respect to the New Funds (the "New Funds Expense Limitation Agreement"), and together with the TS&W Expense Limitation Agreement and Amended Expense Limitation Agreement, the "Expense Limitation Agreements") pursuant to which the Adviser contractually agreed to waive, through December 31, 2008, its Management Fees and assume other expenses of the Fund to the extent necessary to limit the total annual expenses to a specified percentage of the Fund's average daily net assets, exclusive of certain expenses such as interest, taxes, brokerage costs and commissions, dividends and interest on short sales, and other extraordinary expenses not incurred in the ordinary course of the Funds' business. Effective January 1, 2009, the Adviser contractually agreed to continue the expense limitations set forth in the Expense Limitation Agreements through July 31, 2009, pursuant to a new expense limitation agreement for all of the Funds (the "2009 Expense Limitation Agreement").

The Adviser contractually agreed to limit the operating expenses of the Funds (excluding brokerage costs, interest, taxes, dividend and interest expense on short sales, litigation, indemnification, and extraordinary expenses) to an annual rate of 3.00%, 3.75%, 2.75% and 2.75% for Class A, Class C, Class Z and Institutional Class shares, respectively, through December 31, 2018, and from year to year thereafter unless terminated by the Adviser by giving 30 days' advance written notice of termination to the Board. The Adviser is entitled to reimbursement from the Fund of any fees waived pursuant to this arrangement if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

The Adviser and the Funds' former adviser have agreed to not seek reimbursement of fees waived or expenses paid by the Funds' former adviser. Certain sub-advisers have agreed to share the costs of the Expense Limitation Agreements with the Adviser, as set forth in the "The Sub-Advisers" section below.

Fund	Class A Expense Limitation	Class C Expense Limitation	Class Z Expense Limitation	Institutional Class Expense Limitation
Old Mutual Analytic U.S. Long/Short Fund	1.35%	2.10%	1.10%	0.90%
Old Mutual Barrow Hanley Value Fund	1.35%	2.10%	1.10%	0.90%
Old Mutual Columbus Circle Technology and Communications Fund	1.70%	2.45%	1.45%	1.20%
Old Mutual Developing Growth Fund	1.55%	2.30%	1.30%	1.05%

Fund	Class A Expense Limitation	Class C Expense Limitation	Class Z Expense Limitation	Institutional Class Expense Limitation
Old Mutual Discover Value Fund*	N/A*	N/A*	N/A*	1.17%
Old Mutual Focused Fund	1.40%	2.15%	1.15%	0.80%
Old Mutual Growth Fund	1.35%	2.10%	1.10%	0.95%
Old Mutual Heitman REIT Fund	1.50%	2.25%	1.25%	0.95%
Old Mutual Large Cap Growth Fund	1.50%	2.25%	1.25%	0.95%
Old Mutual Mid-Cap Fund	1.45%	2.20%	1.20%	1.00%
Old Mutual Select Growth Fund	1.50%	2.25%	1.25%	0.95%
Old Mutual Small Cap Fund	1.50%	2.25%	1.25%	1.10%
Old Mutual Strategic Small Company Fund	1.60%	2.35%	1.35%	1.10%
Old Mutual TS&W Mid-Cap Value Fund	1.40%	2.15%	1.12%	1.00%
Old Mutual TS&W Small Cap Value Fund	1.55%	2.30%	1.30%	1.15%
Old Mutual Cash Reserves Fund	0.98%	1.73%	0.73%	0.73%
Old Mutual Dwight Intermediate Fixed Income Fund	0.83%	1.58%	0.58%	0.50%
Old Mutual Dwight Short Term Fixed Income Fund	0.95%	1.45%	0.70%	0.55%
Old Mutual Advantage Growth Fund*	N/A*	N/A*	N/A*	1.00%
Old Mutual Barrow Hanley Core Bond Fund*	N/A*	N/A*	N/A*	0.70%
Old Mutual Dwight High Yield Fund*	N/A*	N/A*	N/A*	0.80%

* The New Funds offer only Institutional Class shares.

A Fund may reimburse the Adviser for fees waived or expenses paid pursuant to the Expense Limitation Agreements. Pursuant to the Amended Expense Limitation Agreement, reimbursement of fees waived or expenses paid may be made no longer than three fiscal years after the fiscal year in which the fees were waived or the expenses paid, and when: (i) the Fund's assets exceed $75 million; (ii) the Fund's total annual expense ratio is less than the expense limitations set forth above (excluding certain other expenses as set forth above); and (iii) the payment of such reimbursement is approved by the Board. Pursuant to the TS&W Expense Limitation Agreement, the New Funds Expense Limitation Agreement and the 2009 Expense Limitation Agreement, the Adviser is entitled to reimbursement from a Fund of any fees waived if such reimbursement does not cause the operating expenses of a Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed and the reimbursement is made within three years after the expenses were reimbursed.

Pursuant to the 2009 Expense Limitation Agreement, waivers and assumption of expenses by the Adviser may be discontinued at any time after July 31, 2009.

For the fiscal years and periods ended March 31, 2006, 2007 and 2008, each of the Funds listed below paid the following management fees and waived the following net fees and expenses:

FUND	FEES PAID (fiscal year ended 3/31)			NET FEES WAIVED (fiscal year ended 3/31)		
	2006	2007	2008	2006	2007	2008
Old Mutual Advantage Growth Fund**	N/A	N/A	$246,163	N/A	N/A	$57,190
Old Mutual Analytic U.S. Long/Short Fund	$324,447	$341,345	$1,250,672	$12,987	$151,369	$610,786
Old Mutual Barrow Hanley Value Fund	$10,115,346	$1,937,810	$1,102,760	$835,816	$680,560	$379,014

FUND	FEES PAID (fiscal year ended 3/31)			NET FEES WAIVED (fiscal year ended 3/31)		
Old Mutual Columbus Circle Technology and Communications Fund	$2,002,665	$1,746,224	$1,685,270	$49,648	$693,990	$707,795
Old Mutual Developing Growth Fund	$1,561,556	$1,523,988	$1,613,440	$28,161	$439,726	$590,175
Old Mutual Discover Value Fund**	N/A	N/A	$139,753	N/A	N/A	$29,111
Old Mutual Focused Fund***	$136,305	$177,981	$254,081	$13,905	$80,508	$134,413
Old Mutual Growth Fund	$5,762,008	$4,503,346	$4,387,951	$79,202	$1,287,630	$1,351,985
Old Mutual Heitman REIT Fund	$1,610,926	$1,923,114	$1,094,196	$2,553	$115,977	$176,118
Old Mutual Large Cap Growth Fund***	$1,272,734	$1,103,250	$1,004,926	$34,806	$321,092	$534,597
Old Mutual Mid-Cap Fund	$3,836,038	$3,034,329	$1,996,723	$104,506	$571,270	$504,246
Old Mutual Select Growth Fund	$1,350,372	$1,183,940	$1,107,185	$66,767	$466,729	$593,470
Old Mutual Small Cap Fund	$548,905	$449,157	$414,071	$110,473	$202,408	$283,391
Old Mutual Strategic Small Company Fund	$455,580	$403,074	$317,399	$38,886	$130,533	$198,557
Old Mutual TS&W Mid-Cap Value Fund*	N/A	N/A	$223,399	N/A	N/A	$70,147
Old Mutual TS&W Small Cap Value Fund	$782,620	$743,612	$653,403	$10,089	$105,208	$150,366
Old Mutual Barrow Hanley Core Bond Fund**	N/A	N/A	$96,524	N/A	N/A	$40,463
Old Mutual Cash Reserves Fund	$124,278	$137,660	$144,476	$2,579	$66,783	$129,976
Old Mutual Dwight High Yield Fund**	N/A	N/A	$16,333	N/A	N/A	$24,513
Old Mutual Dwight Intermediate Fixed Income Fund	$32,756	$34,843	$147,143	$70,911	$74,021	$129,686
Old Mutual Dwight Short Term Fixed Income Fund	$1,297,822	$978,205	$791,492	$599,056	$481,662	$362,944

*The Old Mutual TS&W Mid-Cap Value Fund's inception date was June 4, 2007 and accordingly, the Fund did not pay management fees for the fiscal years ended March 31, 2006 and 2007.

**The inception date for the New Funds was November 19, 2007, and accordingly, the Funds did not pay management fees for the fiscal years ended March 31, 2006 and 2007.

***Effective following the close of business on April 25, 2008, the Old Mutual Large Cap Fund was reorganized into the Old Mutual Focused Fund and the Old Mutual Large Cap Growth Fund was reorganized into the Old Mutual Large Cap Growth Concentrated Fund. Effective April 29, 2008, the Old Mutual Large Cap Growth Concentrated Fund was renamed "Old Mutual Large Cap Growth Fund."

The Sub-Advisers

Effective January 1, 2006, the Adviser appointed, and the Board approved, the following Sub-Advisers to provide sub-advisory or co-sub-advisory services to the Funds pursuant to sub-advisory agreements between the Adviser and each Sub-Adviser ("Sub-Advisory Agreements"):

SUB-ADVISER	FUNDS
Analytic Investors, LLC	Old Mutual Analytic U.S. Long/Short Fund
	Old Mutual Discover Value Fund[1]
Ashfield Capital Partners, LLC[2]	Old Mutual Developing Growth Fund
	Old Mutual Large Cap Growth Fund
	Old Mutual Select Growth Fund
	Old Mutual Advantage Growth Fund[3]
Barrow, Hanley, Mewhinney & Strauss, Inc.	Old Mutual Discover Value Fund*
	Old Mutual Barrow Hanley Value Fund

	Old Mutual Barrow Hanley Core Bond Fund[4]
Columbus Circle Investors	Old Mutual Columbus Circle Technology and Communications Fund
Copper Rock Capital Partners, LLC	Old Mutual Developing Growth Fund
	Old Mutual Strategic Small Company Fund
Dwight Asset Management Company, LLC	Old Mutual Dwight Intermediate Fixed Income Fund
	Old Mutual Dwight Short Term Fixed Income Fund
	Old Mutual Dwight High Yield Fund[5]
Eagle Asset Management, Inc.	Old Mutual Small Cap Fund
	Old Mutual Strategic Small Company Fund
Heitman Real Estate Securities, LLC	Old Mutual Heitman REIT Fund
Munder Capital Management	Old Mutual Growth Fund
Liberty Ridge Capital, Inc.	Old Mutual Focused Fund
	Old Mutual Large Cap Fund
	Old Mutual Mid-Cap Fund
	Old Mutual Small Cap Fund
	Old Mutual Strategic Small Company Fund
Thompson Siegel & Walmsley LLC	Old Mutual TS&W Mid-Cap Value Fund[6]
	Old Mutual TS&W Small Cap Value Fund
Thomson Horstmann & Bryant, Inc.	Old Mutual Discover Value Fund[1]
Turner Investment Partners, LLC	Old Mutual Growth Fund
	Old Mutual Large Cap Growth Fund
	Old Mutual Large Cap Growth Concentrated Fund
	Old Mutual Select Growth Fund
Wellington Management Company, LLP	Old Mutual Cash Reserves Fund

[1] The Old Mutual Discover Value Fund's inception date was November 19, 2007, and Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley") and Thomson Horstmann & Bryant, Inc. began providing investment sub-advisory services on that date. Analytic Investors, LLC began providing non-discretionary sub-advisory services to the Fund on that date.

[2] Effective February 10, 2007, Ashfield Capital Partners, LLC ("Ashfield"), was appointed by the Board and Old Mutual Capital as sub-adviser to the Old Mutual Large Cap Growth Fund and the Old Mutual Select Growth Fund, pursuant to an interim investment sub-advisory agreement, and assumed management of that portion of the Funds' assets that were previously managed by CastleArk Management, LLC. This appointment became effective upon shareholder approval of a new investment sub-advisory agreement among the Trust, on behalf of the Old Mutual Large Cap Growth Fund and the Old Mutual Select Growth Fund, Old Mutual Capital and Ashfield on July 3, 2007. On October 29, 2007, shareholders of the Old Mutual Developing Growth Fund approved a new investment sub-advisory agreement among the Trust, on behalf of the Old Mutual Developing Growth Fund, Old Mutual Capital and Ashfield.

[3] The Old Mutual Advantage Growth Fund's inception date was November 19, 2007, and Ashfield and Provident Investment Counsel, LLC ("Provident") began providing investment sub-advisory services to the Fund on that date. Effective December 1, 2008, the sub-advisory agreement with Provident was terminated by the Fund's Board of Trustees and Ashfield became the sole sub-adviser to the Fund.

[4] The Old Mutual Barrow Hanley Core Bond Fund's inception date was November 19, 2007, and Barrow Hanley began providing investment sub-advisory services to the Fund on that date.

[5] The Old Mutual Dwight High Yield Fund's inception date was November 19, 2007, and Dwight Asset Management Company, LLC began providing investment sub-advisory services to the Fund on that date.

[6] The TS&W Mid-Cap Value Fund's inception date was June 4, 2007 and Thompson Siegel & Walmsley LLC began providing investment sub-advisory services to the Fund on that date.

Prior to January 1, 2006, Liberty Ridge served as the investment adviser to the Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Developing Growth Fund, Old Mutual Focused Fund,

Old Mutual Large Cap Growth Fund, Old Mutual Mid-Cap Fund, Old Mutual Select Growth Fund, Old Mutual Small Cap Fund and Old Mutual Strategic Small Company Fund. The following Sub-Advisers are affiliates of the Adviser and indirect subsidiaries of Old Mutual: Liberty Ridge; Analytic Investors, LLC ("Analytic"); Ashfield; Barrow Hanley; Copper Rock Capital Partners, LLC ("Copper Rock"); Dwight Asset Management Company, LLC ("Dwight"); Heitman Real Estate Securities, LLC ("Heitman"); Thompson, Siegel & Walmsley LLC ("TS&W"); and Thomson Horstmann & Bryant, Inc. ("THB").

The Sub-Advisory Agreements obligate each Sub-Adviser to: (i) manage the investment operations of and the composition of each of the Fund's investment portfolios, including the purchase, retention and disposition thereof in accordance with each Fund's investment objectives, policies and limitations; (ii) provide supervision of each Fund's investments and determine from time to time what investments and securities will be purchased, retained or sold by each Fund and what portion of the assets will be invested or held uninvested in cash in accordance with each Fund's investment objectives, policies and limitations; (iii) place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in each Fund's registration statement and Prospectus or as the Board or the Adviser may direct from time to time, in conformity with Federal securities laws; (iv) act in conformity with the Prospectus and the instructions of the Adviser and the Board and comply with the requirements of the 1940 Act and applicable law. The Sub-Advisory Agreements provide certain limitations on each Sub-Adviser's liability, but also provides that each Sub-Adviser shall not be protected against any liability to the Funds or their shareholders by reason of such Sub-Adviser's willful misfeasance, bad faith or gross negligence the performance of its duties or from a breach of fiduciary duty with respect to the receipt of compensation for services thereunder.

The Sub-Advisory Agreements also include the following obligations: (i) make portfolio managers or other personnel available to discuss the affairs of the Funds with the Board; (ii) assist in the fair valuation of securities; (iii) provide compliance reports to the Adviser and/or the Trust; (iv) vote proxies received in accordance with applicable proxy voting policies; (v) adopt a code of ethics and provide a copy to the Trust; (vi) review draft reports to shareholders and other documents and provide comments on a timely basis; and (vii) perform other duties in connection with its sub-advisory activities. The Sub-Advisory Agreements also prohibit the Sub-Advisers from consulting with (i) other sub-advisers to the Fund, (ii) other sub-advisers to a Trust fund, and (iii) other sub-advisers to a fund under common control with the Fund.

The Sub-Advisory Agreements may be terminated: (i) by the Trust at any time, without the payment of any penalty, by the vote of a majority of Trustees or by the vote of a majority of the outstanding voting securities of the Trust; (ii) by the Adviser at any time, without the payment of any penalty, on not more than 60 days' nor less than 30 days' written notice to the other parties; or (iii) by the Sub-Adviser at any time, without the payment of any penalty, on 90 days' written notice to the other parties. Each Sub-Advisory Agreement shall terminate automatically and immediately in the event of its assignment as defined in the 1940 Act.

Pursuant to the Sub-Advisory Agreements, each Sub-Adviser is entitled to receive from Old Mutual Capital a sub-advisory fee, based on average daily net assets of the Fund or Funds sub-advised by the Sub-Adviser, at the rates set forth in the following table.

Fund	Sub-Advisory Fee Breakpoint Asset Thresholds						
	$0 to less than $300 million	$300 million to less than $500 million	$500 million to less than $750 million	$750 million to less than $1.0 billion	$1.0 billion to less than $1.5 billion	$1.5 billion to less than $2.0 billion	$2.0 billion or greater
Old Mutual Analytic U.S. Long/Short Fund	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%
Old Mutual Columbus Circle Technology and Communications Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Old Mutual Developing Growth Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%

Old Mutual Focused Fund	0.40%	0.35%	0.30%	0.25%	0.20%	0.15%	0.10%
Old Mutual Heitman REIT Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Old Mutual Large Cap Growth Fund	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%	0.20%
Old Mutual Mid-Cap Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Old Mutual Select Growth Fund	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%	0.25%
Old Mutual Small Cap Fund	0.65%	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%
Old Mutual Strategic Small Company Fund	0.60%	0.55%	0.50%	0.45%	0.40%	0.35%	0.30%
Old Mutual TS&W Small Cap Value Fund	0.75%	0.70%	0.65%	0.60%	0.55%	0.50%	0.45%
Old Mutual Dwight Short Term Fixed Income Fund	0.20%	0.175%	0.150%	0.125%	0.100%	0.075%	0.05%

Fund	**Sub-Advisory Fee Breakpoint Asset Thresholds**			
	$0 to less than $1.0 billion	*$1.0 billion to less than $1.5 billion*	*$1.5 billion to less than $2.0 billion*	*$2.0 billion or greater*
Old Mutual Barrow Hanley Value Fund	0.50%	0.45%	0.40%	0.35%

Old Mutual Barrow Hanley Value Fund's base sub-advisory fee was reduced from 0.65% to 0.50% effective December 21, 2006 for assets between $0 and $1 billion.

Fund	**Sub-Advisory Fee Breakpoint Asset Thresholds**		
	$0 to less than $500 million	*$500 million to less than $1 billion*	*$1 billion or greater*
Old Mutual TS&W Mid-Cap Value Fund	0.50%	0.47%	0.45%
Old Mutual Advantage Growth Fund	0.400%	0.388%	0.376%
Old Mutual Barrow Hanley Core Bond Fund	0.250%	0.240%	0.229%
Old Mutual Dwight High Yield Fund	0.350%	0.338%	0.325%

Fund	**Sub-Advisory Fee (no breakpoints)**
Old Mutual Growth Fund	0.475%
Old Mutual Discover Value Fund	0.65%
Old Mutual Cash Reserves Fund*	0.10%
Old Mutual Dwight Intermediate Fixed Income Fund**	0.15%

* Subject to a minimum fee of $50,000 per year.
** The Old Mutual Dwight Intermediate Fixed Income Fund's sub-advisory fee was restructured effective January 23, 2008. The restructuring involved reducing the base sub-advisory fee from 0.20% to 0.15%, eliminating sub-advisory fee breakpoints and eliminating waiver sharing between the Adviser and the Sub-Adviser.

For each Fund, except the Old Mutual Discover Value Fund, Old Mutual Growth Fund, Old Mutual Cash Reserves Fund and Old Mutual Dwight Intermediate Fixed Income Fund, the actual fees paid to a Sub-Adviser by the Adviser will be reduced by 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser in respect of each Fund. The Adviser is responsible for 100% of any waivers, reimbursement payments, supermarket fees and alliance fees waived,

reimbursed or paid for the Old Mutual Discover Value Fund, Old Mutual Growth Fund, Old Mutual Cash Reserves Fund and Old Mutual Dwight Intermediate Fixed Income Fund.

Portfolio Managers

Additional information about the portfolio managers' investments in the Fund or Funds they manage, a description of their compensation structure, information regarding other accounts that they manage and additional information about conflicts of interest can be found in **Exhibit D** to this SAI.

The Distributor

Old Mutual Investment Partners and the Trust are parties to a distribution agreement dated July 16, 2004, as amended (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust. The Distributor is a wholly-owned subsidiary of the Adviser. Prior to July 16, 2004, the Distributor was named PBHG Fund Distributors. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans for the Trust's Class A and Class C shares. The principal business address of the Distributor is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237. The Distributor is contractually required to continuously distribute the securities of the Trust.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not interested persons and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than sixty (60) days' written notice by either party or upon assignment by the Distributor.

The Distributor shall prepare and deliver written reports to the Board of Trustees of the Trust on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and Service Plan, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board of Trustees may from time to time reasonably request.

Class A and Class C Shares

The Trust has adopted a Distribution Plan for Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares to directly and indirectly bear certain expenses relating to the distribution of such shares.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust shall pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of the Class A and Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of the Class A and Class C shares, as set forth in the then current prospectus or this SAI with respect to the Class A and Class C shares and interest and other financing costs. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, no Fund is paying fees pursuant to the Class A Distribution Plan.

The Trust has also adopted Service Plans to enable the Class A and Class C shares to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. The Class A and Class C Service Plan on behalf of the Old Mutual TS&W Mid-Cap Value Fund and the Old Mutual Cash Reserves Fund was adopted pursuant to Rule 12b-1.

Pursuant to the Service Plans for Class A and Class C, the Trust shall pay the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of each of the Class A and Class C shares. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. The Class A and Class C Service Plans are for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers.

Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

For the fiscal year ended March 31, 2008, the following amounts were paid to Service Providers pursuant to the Service Plans for the Class A and Class C shares and the Distribution Plan for Class C shares of each of the following Funds:

| | Service Fees (000) | | Distribution Fees (000) |
Fund	Class A	Class C	Class C
Old Mutual Advantage Growth Fund***	N/A	N/A	N/A
Old Mutual Analytic U.S. Long/Short Fund	$27	$12	$36
Old Mutual Barrow Hanley Value Fund	$6	$8	$24
Old Mutual Columbus Circle Technology and Communications Fund	$2	$2	$6
Old Mutual Developing Growth Fund	$ -	$ -	$1
Old Mutual Discover Value Fund***	N/A	N/A	N/A
Old Mutual Focused Fund**	$8	$1	$3
Old Mutual Growth Fund	$ -	$2	$7
Old Mutual Heitman REIT Fund	$16	$1	$2
Old Mutual Large Cap Growth Fund**	$3	$4	$12
Old Mutual Mid-Cap Fund	$2	$ -	$1
Old Mutual Select Growth Fund	$1	$1	$2
Old Mutual Small Cap Fund	$1	$ -	$ 1
Old Mutual Strategic Small Company Fund	$4	$ -	$ -
Old Mutual TS&W Mid-Cap Value Fund*	$3	$3	$9
Old Mutual TS&W Small Cap Value Fund	$2	$2	$6
Old Mutual Barrow Hanley Core Bond Fund***	N/A	N/A	N/A
Old Mutual Cash Reserves Fund	$1	$2	$5
Old Mutual Dwight High Yield Fund***	N/A	N/A	N/A
Old Mutual Dwight Intermediate Fixed Income Fund	$2	$1	$2
Old Mutual Dwight Short Term Fixed Income Fund	$3	$3	$7

*   The Old Mutual TS&W Mid-Cap Value Fund's Class Z shares are registered but not currently offered to the public. Accordingly, the Fund's Class Z shares did not pay any service or distribution fees for the fiscal year ended March 31, 2008.

**   Effective following the close of business on April 25, 2008, the Old Mutual Large Cap Fund was reorganized into the Old Mutual Focused Fund and the Old Mutual Large Cap Growth Fund was reorganized into the Old Mutual Large Cap Growth Concentrated Fund. Effective April 29, 2008, the Old Mutual Large Cap Growth Concentrated Fund was renamed "Old Mutual Large Cap Growth Fund."

*** The inception date for the New Funds was November 19, 2007. These Funds offer only Institutional Class shares.

The following table reflects the manner in which the Distribution Plan and Service Plan payments detailed in the previous table were spent.

Service Fees (000)	Distribution Fees (000)

Payments	Class A	Class C	Class C
Advertising	$7	$3	$10
Printing and mailing of prospectuses to other than current shareholders	$5	$2	$8
Compensation to Distributor	N/A	N/A	N/A
Compensation to broker-dealers	$24	$13	$37
Compensation to sales personnel	$45	$24	$69
Interest, carrying, or other financing charges	N/A	N/A	N/A
Other	N/A	N/A	N/A

Of the fees the Distributor received, it retained:

Fund	Service Fees(000)		Distribution Fees(000)
	Class A	Class C	Class C
Old Mutual Advantage Growth Fund***	N/A	N/A	N/A
Old Mutual Analytic U.S. Long/Short Fund	$ -	$9	$28
Old Mutual Barrow Hanley Value Fund	$3	$6	$17
Old Mutual Columbus Circle Technology and Communications Fund	$ -	$2	$5
Old Mutual Developing Growth Fund	$ -	$ -	$ -
Old Mutual Discover Value Fund***	N/A	N/A	N/A
Old Mutual Focused Fund**	$2	$ -	$2
Old Mutual Growth Fund	$ -	$2	$6
Old Mutual Heitman REIT Fund	$4	$ -	$ -
Old Mutual Large Cap Growth Fund**	$ -	$3	$10
Old Mutual Mid-Cap Fund	$ -	$ -	$1
Old Mutual Select Growth Fund	$ -	$ -	$1
Old Mutual Small Cap Fund	$ -	$ -	$1
Old Mutual Strategic Small Company Fund	$ -	$ -	$ -
Old Mutual TS&W Mid-Cap Value Fund*	$2	$3	$8
Old Mutual TS&W Small Cap Value Fund	$ -	$ -	$2
Old Mutual Barrow Hanley Core Bond Fund***	N/A	N/A	N/A
Old Mutual Cash Reserves Fund	$ -	$ -	$2
Old Mutual Dwight High Yield Fund***	N/A	N/A	N/A
Old Mutual Dwight Intermediate Fixed Income Fund	$ -	$ -	$2
Old Mutual Dwight Short Term Fixed Income Fund	$1	$2	$3

*   The Old Mutual TS&W Mid-Cap Value Fund's Class Z shares are registered but not currently offered to the public. Accordingly, the Fund's Class Z shares did not pay any service or distribution fees for the fiscal year ended March 31, 2008.

**   Effective following the close of business on April 25, 2008, the Old Mutual Large Cap Fund was reorganized into the Old Mutual Focused Fund and the Old Mutual Large Cap Growth Fund was reorganized into the Old Mutual Large Cap Growth Concentrated Fund. Effective April 29, 2008, the Old Mutual Large Cap Growth Concentrated Fund was renamed "Old Mutual Large Cap Growth Fund."

*** The inception date for the New Funds was November 19, 2007. These Funds offer only Institutional Class shares.

Class Z and Institutional Class Shares

There is no Distribution Plan in place for the Trust's Class Z or Institutional Class shares therefore no compensation was paid to the Distributor for distribution services on behalf of those Classes for the fiscal years ended March 31, 2006, 2007 and 2008.

Except to the extent that the Adviser or Sub-Administrator may benefit through more fees received based on an increase in the net assets of the Trust, which increase in net assets may have resulted in part from the expenditures made by the Adviser and/or Distributor, no interested person of the Trust nor any Trustee who is not an interested person of the Trust has a direct or indirect financial interest in the operation of the Distribution Plan or Service Plan or any other related agreement.

Payments to Intermediaries

From time to time, the Adviser, Distributor or a company under common control with these entities may make payments to intermediaries, such as broker-dealers, who support the sale of Fund shares through administrative or recordkeeping support services or marketing support.

For the calendar year ended December 31, 2007, the Distributor and companies under common control with the Distributor paid each of the following intermediaries the specific amounts listed next to their names in connection with the administrative, recordkeeping support and/or marketing support services provided to the Trust's Class Z, Class A, Class C, Institutional Class, Class R (no longer offered) and Advisor Class (no longer offered) shares:

Intermediary	Amount Paid by Distributor
AG Edwards	$4,182
ACS HR Solutions	$903
ADP	$4,929
American United Life	$29,216
Ameriprise Financial	$92
Ameritrade	$2,753
AST Trust	$218
Benefit Plan	$4
Charles Schwab	$782,993
Citigroup Global	$3,395
Citistreet	$3,090
Expertplan	$112
Fidelity	$664,073
Financial Data Services	$91,740
First Clearing	$1,684
Fiserv Trust	$7,992
Great West Life	$11,838
Guardian	$2,279
Hand Benefits	$1
Invesmart	$466
JP Morgan	$116
Linsco Private Ledger	$12
LPL Financial	$5,487
Mercer HR Services	$2,631
Merrill Lynch	$39,057
MetLife	$701
Mid Atlantic	$11,107
Morgan Stanley	$28,004
National Financial Services	$166
National Investors	$27,001
Nationwide	$527
New York Life	$5,943
Pershing	$57,206
Prudential	$18,719

Raymond James	$5,549
RBC Dain Rauscher	$475
Smith Barney	$4,313
SunGard	$303
T Rowe Price	$5,891
TD Ameritrade	$10,087
Terre Haute	$527
Trust Company of America	$113
Trustlynx	$4,238
UBS	$9,124
Vanguard	$262
Wachovia	$965
Wells Fargo	$4
Wystar Global	$464

For the calendar year ended December 31, 2007, the Trust paid each of the following intermediaries the specific amounts listed next to their names in connection with recordkeeping support (e.g., sub-transfer agency and other administrative services) provided to the Trust's Class Z, Class A, Class C, Institutional Class and Advisor Class (no longer offered) shares:

Intermediary	Amount Paid by Trust
ACS	$2,709
ADP	$14,788
AG Edwards	$438
American United Life	$87,648
Ameriprise Financial	$231
AST Trust	$654
Benefit Plan	$13
Charles Schwab	$1,122,411
Citistreet- Smith Barney	$1,329
Citistreet- State Street	$802
Edgewood Services	$4
Expertplan	$335
Fidelity Brokerage	$1,339,277
Fidelity Institutional	$188,454
First Clearing	$5,501
FTC& Co	$19,261
General American	$417
Great West Life	$24,587
Guardian	$6,837
Hand Benefits	$4
IMS	$266
Invesmart	$1,153
JP Morgan	$170
Linsco Private Ledger	$10,482
Matrix Capital Group	$64
Mercer HR Services	$4,698
Financial Data Services	$23,731

MetLife	$1,686
Mid Atlantic	$33,321
Morgan Stanley	$3,416
Nationwide	$1,580
New York Life	$14,503
Pershing	$150,963
Prudential Investments	$45,963
Prudential Retirement	$8,006
Raymond James	$724
RBC Dain Rauscher	$1,425
Smith Barney	$22,108
SunGard	$748
T Rowe Price	$15,076
TD Ameritrade	$106,814
Terre Haute	$732
Trustlynx	$12,714
Trust Company of America	$338
UBS	$11,284
Vanguard	$786
Wachovia	1,393
Wells Fargo	$11

The Administrator and Sub-Administrator

The Administrator

On January 28, 2001, the Trust and Old Mutual Fund Services, an affiliate of the Adviser and an indirect wholly-owned subsidiary of the Adviser's parent, Old Mutual (US) Holdings, Inc., entered into an Administrative Services Agreement (the "Administrative Agreement") pursuant to which Old Mutual Fund Services was to oversee the administration of the Trust's, and each Fund's, business and affairs, including regulatory reporting, office space, equipment, personnel and facilities requirements, as well as services performed by various third parties. Effective December 31, 2005, Old Mutual Fund Services assigned its rights and obligations under the Administrative Agreement to the Adviser, and effective April 19, 2006, for the Old Mutual Focused Fund, Old Mutual Heitman REIT Fund, Old Mutual Small Cap Fund, Old Mutual Strategic Small Company Fund, Old Mutual TS&W Small Cap Value Fund, Old Mutual Dwight Intermediate Fixed Income Fund and Old Mutual Dwight Short Term Fixed Income Fund and May 17, 2006, for the Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Developing Growth Fund, Old Mutual Growth Fund, Old Mutual Large Cap Growth Fund, Old Mutual Mid-Cap Fund, Old Mutual Select Growth Fund and Old Mutual Cash Reserves Fund, shareholders approved the Management Agreement that provides for the Adviser to oversee the administration of the Trust's, and each Fund's, business and affairs. As a result, the Adviser is responsible for providing the administrative services that were previously provided to the Trust by Old Mutual Fund Services. The Adviser's fee for providing such administrative services is included in the Management fee pursuant to the Management Agreement.

For the fiscal years and periods ended March 31, 2006, 2007, and 2008, each of the Funds listed below paid the following administration fees:

FUND	FEES PAID - FYE 3/31			FEES WAIVED - FYE 3/31		
	2006*	2007	2008	2006*	2007	2008

Old Mutual Advantage Growth Fund**	N/A	N/A	$0	N/A	N/A	$0
Old Mutual Analytic U.S. Long/Short Fund	$46,495	$0	$0	$0	$0	$0
Old Mutual Barrow Hanley Value Fund	$1,110,462	$0	$0	$0	$0	$0
Old Mutual Columbus Circle Technology and Communications Fund	$211,997	$0	$0	$0	$0	$0
Old Mutual Developing Growth Fund	$165,974	$0	$0	$0	$0	$0
Old Mutual Discover Value Fund**	N/A	N/A	$0	N/A	N/A	$0
Old Mutual Focused Fund***	$19,147	$0	$0	$0	$0	$0
Old Mutual Growth Fund	$639,564	$0	$0	$0	$0	$0
Old Mutual Heitman REIT Fund	$172,545	$0	$0	$0	$0	$0
Old Mutual Large Cap Growth Fund***	$137,252	$0	$0	$0	$0	$0
Old Mutual Mid-Cap Fund	$410,945	$0	$0	$0	$0	$0
Old Mutual Select Growth Fund	$145,647	$0	$0	$0	$0	$0
Old Mutual Small Cap Fund	$52,024	$0	$0	$0	$0	$0
Old Mutual Strategic Small Company Fund	$48,369	$0	$0	$0	$0	$0
Old Mutual TS&W Mid-Cap Value Fund**	N/A	N/A	$0	N/A	N/A	$0
Old Mutual TS&W Small Cap Value Fund	$73,520	$0	$0	$0	$0	$0
Old Mutual Barrow Hanley Core Bond Fund**	N/A	N/A	$0	N/A	N/A	$0
Old Mutual Cash Reserves Fund	$36,463	$0	$0	$0	$0	$0
Old Mutual Dwight High Yield Fund**	N/A	N/A	$0	N/A	N/A	$0
Old Mutual Dwight Intermediate Fixed Income Fund	$7,399	$0	$0	$0	$0	$0
Old Mutual Dwight Short Term Fixed Income Fund	$305,661	$0	$0	$0	$0	$0

* Reflects fees paid under the Administration Agreement through December 31, 2005; after that date, the management fee payable by the Funds includes both advisory and administrative services.

** The Old Mutual TS&W Mid-Cap Value Fund's inception date was June 4, 2007 and the New Funds' inception date was November 19, 2007 and, accordingly, these Funds did not pay any administration fees during the fiscal years ended March 31, 2006 and 2007.

*** Effective following the close of business on April 25, 2008, the Old Mutual Large Cap Fund was reorganized into the Old Mutual Focused Fund and the Old Mutual Large Cap Growth Fund was reorganized into the Old Mutual Large Cap Growth Concentrated Fund. Effective April 29, 2008, the Old Mutual Large Cap Growth Concentrated Fund was renamed "Old Mutual Large Cap Growth Fund."

The Sub-Administrator

On November 1, 2007, Old Mutual Capital and The Bank of New York Mellon (the "Sub-Administrator") entered into a Sub-Administrative Services Agreement (the "Sub-Administrative Services Agreement). Pursuant to the terms of the Sub-Administrative Services Agreement, the Sub-Administrator is obligated to provide administrative assistance to Old Mutual Capital in connection with the business and affairs of the Fund. The Sub-Administrative Services Agreement became effective November 5, 2007 for the New Funds and the Old Mutual TS&W Mid-Cap Value Fund, Old Mutual Analytic U.S. Long/Short Fund, Old Mutual Dwight Intermediate Fixed Income Fund, Old Mutual Barrow Hanley Value Fund, Old Mutual Developing Growth Fund, Old Mutual Heitman REIT Fund, Old Mutual Focused Fund, and Old Mutual Mid-Cap Fund. The Sub-Administrative Services Agreement became effective December 10, 2007 for the Old Mutual Columbus Circle Technology and Communications Fund, Old Mutual Growth Fund, Old Mutual Large Cap Growth Fund, Old Mutual Select Growth Fund, Old Mutual Small Cap Fund, Old Mutual Strategic Small

Company Fund, Old Mutual TS&W Small Cap Value Fund, Old Mutual Cash Reserves Fund, and Old Mutual Dwight Short Term Fixed Income Fund. The Sub-Administrator has its principal business offices at One Wall Street, New York, NY 10286.

Under the Sub-Administrative Services Agreement, the Adviser pays the Sub-Administrator the following fees: annual rates, based on the combined average daily gross assets of the Old Mutual Fund Family, of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Fund Family that are managed as a "fund of funds", the fees apply only at the underlying fund level. In addition, the Adviser pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund managed as a "fund of funds"; (2) $10,000 per sleeve in excess of three sleeves per Fund for each Fund managed as a "fund of managers"; and (3) $3,000 per class in excess of three classes per Fund.

The Sub-Administrative Services Agreement provides that the Sub-Administrator shall not be liable for any costs, damages, liabilities or claims incurred by Old Mutual Capital except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Adviser) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to Old Mutual Capital or any third party for special, indirect or consequential damages. The Sub-Administrative Services Agreement will renew each year unless terminated by either party upon not less than sixty (60) days' prior written notice to the other party.

For the fiscal years ended March 31, 2006, 2007, and 2008, Old Mutual Fund Services (the former administrator to the Funds through December 31, 2005) and the Adviser paid the following sub-administration fees:

FUND	FEES PAID - FYE 3/31			FEES WAIVED - FYE 3/31		
	2006[1]	2007[1]	2008[2]	2006[1]	2007[1]	2008[2]
Old Mutual Advantage Growth Fund*	N/A	N/A	$12,709	N/A	N/A	$0
Old Mutual Analytic U.S. Long/Short Fund	$13,232	$19,555	$82,371	$0	$0	$0
Old Mutual Barrow Hanley Core Bond Fund*	N/A	N/A	$7,343	N/A	N/A	$0
Old Mutual Barrow Hanley Value Fund	$288,987	$86,135	$64,833	$0	$0	$0
Old Mutual Columbus Circle Technology and Communications Fund	$68,900	$80,288	$91,423	$0	$0	$0
Old Mutual Developing Growth Fund	$53,668	$70,291	$84,399	$0	$0	$0
Old Mutual Discover Value Fund*	N/A	N/A	$5,947	N/A	N/A	$0
Old Mutual Focused Fund**	$6,065	$10,563	$17,939	$0	$0	$0
Old Mutual Growth Fund	$204,546	$247,712	$281,049	$0	$0	$0
Old Mutual Heitman REIT Fund	$56,357	$94,152	$61,222	$0	$0	$0
Old Mutual Large Cap Growth Fund**	$44,393	$53,654	$57,738	$0	$0	$0
Old Mutual Mid-Cap Fund	$131,710	$139,746	$105,127	$0	$0	$0
Old Mutual Select Growth Fund	$47,082	$57,558	$63,574	$0	$0	$0
Old Mutual Small Cap Fund	$16,403	$19,715	$22,055	$0	$0	$0
Old Mutual Strategic Small Company Fund	$15,667	$18,549	$18,003	$0	$0	$0
Old Mutual TS&W Mid-Cap Value Fund*	N/A	N/A	$9,776	N/A	N/A	$0

FUND	FEES PAID - FYE 3/31			FEES WAIVED - FYE 3/31		
	2006[1]	2007[1]	2008[2]	2006[1]	2007[1]	2008[2]
Old Mutual TS&W Small Cap Value Fund	$22,772	$29,693	$31,530	$0	$0	$0
Old Mutual Cash Reserves Fund	$11,509	$15,108	$19,228	$0	$0	$0
Old Mutual Dwight High Yield Fund*	N/A	N/A	$1,162	N/A	N/A	$0
Old Mutual Dwight Intermediate Fixed Income Fund	$2,388	$3,405	$16,908	$0	$0	$0
Old Mutual Dwight Short Term Fixed Income Fund	$93,886	$95,006	$90,227	$0	$0	$0

[1]   Reflects fees paid to the Trust's former sub-administrator, SEI Investments Global Funds Services ("SEI"), which provided sub-advisory services to the Funds prior to the effective dates of the Sub-Administrative Services Agreement.

[2]   Reflects fees paid to SEI and the Sub-Administrator.

*   The Old Mutual TS&W Mid-Cap Value Fund's inception date was June 4, 2007 and the New Funds' inception date was November 19, 2007 and, accordingly, no sub-administration fees were paid on behalf of these Funds by Old Mutual Fund Services or the Adviser during the periods indicated in the table.

**   Effective following the close of business on April 25, 2008, the Old Mutual Large Cap Fund was reorganized into the Old Mutual Focused Fund and the Old Mutual Large Cap Growth Fund was reorganized into the Old Mutual Large Cap Growth Concentrated Fund. Effective April 29, 2008, the Old Mutual Large Cap Growth Concentrated Fund was renamed "Old Mutual Large Cap Growth Fund."

Other Service Providers

Transfer Agent and Shareholder Servicing Agents

DST Systems, Inc., P.O. Box 219534, Kansas City, Missouri 64141-9534, serves as the transfer agent and dividend disbursing agent for the Trust under a transfer agency agreement with the Trust.

Old Mutual Fund Services serves as shareholder servicing agent for the Trust under a shareholder servicing agreement with the Trust. For the fiscal years ended March 31, 2007 and March 31, 2008, the Funds paid $1,890,671 and $1,508,814, respectively, in shareholder servicing fees to Old Mutual Fund Services. Old Mutual Fund Services also performs development and maintenance services on the web site that references the Trust and the Funds. Old Mutual Shareholder Services, Inc. ("Old Mutual Shareholder Services"), a wholly-owned indirect subsidiary of the Adviser, served as sub-shareholder servicing agent for the Trust under a sub-shareholder servicing agreement with Old Mutual Fund Services until its dissolution in June 2007. For the fiscal years ended March 31, 2007 and March 31, 2008, Old Mutual Fund Services paid $1,846,229 and $1,480,127, respectively, in sub-shareholder servicing fees to Old Mutual Shareholder Services.

From time to time, the Trust may pay amounts to third parties that provide sub-transfer agency and other administrative services ("Third-Party Services") relating to the Trust to persons who beneficially own interests in the Trust, such as participants in 401(k) plans or fund supermarket arrangements. These Third-Party Services may include, among other things, sub-accounting services, answering inquiries relating to the Trust, delivering, on behalf of the Trust, proxy statements, annual reports, updated Prospectuses, other communications regarding the Trust, and related services as the Trust or the beneficial owners may reasonably request. In such cases, the Trust will not compensate such third parties at a rate that is greater than the rate the Trust is currently paying the Transfer Agent for providing these services to shareholders investing directly in the Trust.

Custodian

The Bank of New York Mellon (the "Custodian"), with its principal business address located at One Wall Street, New York, NY 10286, serves as the custodian for the Fund. The Custodian holds cash, securities and other assets of the Fund as required by the 1940 Act.

Counsel and Independent Registered Public Accounting Firm

Stradley Ronon Stevens & Young, LLP serves as counsel to the Trust. PricewaterhouseCoopers, LLP serves as the independent registered public accounting firm of the Trust.

5% AND 25% SHAREHOLDERS

As of November 17, 2008, the following persons were the record owners (or to the knowledge of the Trust, beneficial owners) of 5% or more of the shares of any class of each Fund of the Trust. The Trust believes that most of the shares referred to below were held by the persons indicated in accounts for their fiduciary, agency or custodial clients. Persons owning of record or beneficially 25% or more of the outstanding shares of a Fund may be deemed to be a controlling person of that Fund for purposes of the 1940 Act. Control persons could affect the outcome of proxy voting or the direction of management of a Fund. As of November 17, 2008, the Trustees and Officers of the Trust collectively owned less than 1% of the outstanding shares of all Funds of the Trust except the Old Mutual Cash Reserves Fund, of which the Trustees and Officers collectively owned 1.18% of the Fund's Class Z shares.

Old Mutual Advantage Growth Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	35.47%
OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	34.64%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	26.17%

Old Mutual Analytic U.S. Long/Short Fund - Class A

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	15.73%
FOLIOFN INVESTMENTS INC 8000 TOWERS CRESCENT DR STE 1500	9.75%

VIENNA VA 22182-6216

Old Mutual Analytic U.S. Long/Short Fund - Class C

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	48.47%

Old Mutual Analytic U.S. Long/Short Fund - Class Z

CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	13.55%

Old Mutual Analytic U.S. Long/Short Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	32.61%
OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	23.78%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	21.64%
SEI PRIVATE TRUST COMPANY C/O STATE STREET BANK & TR ID 571 ATTN MUTUAL FUND ADMINISTRATOR ONE FREEDOM VALLEY DRIVE OAKS PA 19456	8.53%
OPPENHEIMER & CO INC. FBO FIRST NATIONAL BANK OF MINERSVILLE ATTN: FN BM TRUST - PHYSICAL PO BOX J MINERSVILLE PA 17954-0196	6.98%

Old Mutual Barrow Hanley Core Bond Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	45.14%

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	27.77%
OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	25.65%

Old Mutual Barrow Hanley Value Fund - Class A

NATIONWIDE TRUST COMPANY FSB C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	33.52%
JAMES P BARROW DALLAS TX 75220-1950	11.94%
NFS LLC FEBO E KOBREN/J VANNEMAN TTEES E GODES/K KIERNAN TTEES KOBREN INSIGHT GROUP INC 401K PL	7.81%
STATE STREET BK & TR CO CUST IRA R/O RONALD G MEASE WILBRAHAM MA 01095-2121	6.91%
WELLS FARGO BANK NA FBO RETIREMENT PLAN SVCS PO BOX 1533 MINNEAPOLIS MN 55480-1533	5.79%
NFS LLC FEBO ROBERT BERGEN/RICHARD KLEIN/ MICHAEL HARRIS TTEES RETINA ASSOCIATES OF NJ PA 401K 628 CEDAR LANE TEANECK NJ 07666	5.60%

Old Mutual Barrow Hanley Value Fund - Class C

RAYMOND JAMES & ASSOC INC CSDN FBO KENNETH W WELLS IRA R/O SPARTANBURG SC 29302-1445	12.10%
MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	8.00%
RAYMOND JAMES & ASSOC INC FBO MARGARET CRAWFORD KELSEY FT LAUDERDALE FL 33301-3011	7.14%

Old Mutual Barrow Hanley Value Fund - Class Z

NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL NEW YORK NY 10281	42.28%
CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	26.66%

Old Mutual Barrow Hanley Value Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	33.22%
OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	28.05%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	21.74%
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	6.20%

Old Mutual Cash Reserves Fund - Class A

CITIGROUP GLOBAL MARKETS INC. 333 WEST 34TH STREET - 3RD FLOOR NEW YORK NY 10001-2402	9.98%
MS&CO FBO SANFORD B BRAGG & KRISTI B BRAGG TEN COM MILLINGTON NJ 07946-1203	5.82%
STATE STREET BK & TR CO CUST IRA A/C EDWARD A KELLY JR MOUNT LAUREL NJ 08054-4927	5.41%

CHARLES SCHWAB & CO INC	5.29%
SPECIAL CUSTODY ACCT FBO CUSTOMERS	
ATTN MUTUAL FUNDS	
101 MONTGOMERY ST	
SAN FRANCISCO CA 94104-4151	
FERRIS BAKER WATTS INC CUST	5.15%
FBO KEVIN FLYNT &	
EUCLID OH 44119-1865	
STATE STREET BK & TR CO CUST	5.08%
IRA A/C WILLIAM F VIALPANDO	
BUENA VISTA CO 81211-1916	

Old Mutual Cash Reserves Fund - Class C

RAUL GOMEZ & ANN GOMEZ TR	13.38%
U/A 12/27/2004	
MAX INTERAMERICAS DBP & TRUST	
SAN DIEGO CA 92123-4646	
FISERV ISS & CO TTEE	7.16%
FBO DONALD W BENTLEY	
DENVER CO 80217-3859	

Old Mutual Cash Reserves Fund - Institutional Class

OLD MUTUAL CAPITAL	99.05%
FBO OLD MUTUAL U.S. HOLDINGS INC	
4643 S ULSTER ST	
DENVER CO 80237-2853	

Old Mutual Columbus Circle Technology and Communications Fund - Class A

MERRILL LYNCH	69.92%
4800 DEER LAKE DR E FL 2	
JACKSONVILLE FL 32246-6484	
PERSHING LLC	9.18%
P O BOX 2052	
JERSEY CITY NJ 07303-2052	

Old Mutual Columbus Circle Technology and Communications Fund - Class C

MERRILL LYNCH	83.19%
4800 DEER LAKE DR E FL 2	
JACKSONVILLE FL 32246-6484	

Old Mutual Columbus Circle Technology and Communications Fund - Class Z

NATIONAL FINANCIAL SERVICES CORP	16.95%
FOR THE EXCLUSIVE BEN OF OUR CUST	
200 LIBERTY ST ONE WORLD FIN CNTR	

ATTN MUTUAL FUNDS DEPT 5TH FL
NEW YORK NY 10281

CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY ST SAN FRANCISCO CA 94104-4151	15.15%
AMERITRADE INC FOR THE EXCLUSIVE BENEFIT OF OUR CUSTOMERS PO BOX 2226 OMAHA NE 68103-2226	6.25%

Old Mutual Columbus Circle Technology and Communications Fund - Institutional Class

NFS LLC FEBO FIIOC AS AGENT FOR QUALIFIED EMPLOYEE BENEFIT PLANS 401K FINOPS-IC FUNDS 100 MAGELLAN WAY KW1C COVINGTON KY 41015-1987	100.00%

Old Mutual Developing Growth Fund - Class A

UBS FINANCIAL SERVICES INC FBO O BRIEN-SEXTON ASSOCIATES INC PROFIT SHARING PLAN FBO RANDY C MILLER WOOD DALE IL 60191-1363	49.14%
UBS FINANCIAL SERVICES INC FBO UBS-FINSVC CDN FBO MS DRAGANA ANERELLA WEEHAWKEN NJ 07086-8154	30.65%
A G EDWARDS & SONS INC CHARLES J CARROLL TTEE CHARLES J CARROLL LIV TR 1 N JEFFERSON AVE SAINT LOUIS MO 63103-2287	16.52%

Old Mutual Developing Growth Fund - Class C

UBS FINANCIAL SERVICES INC. FBO UBS-FINSVC CDN FBO PAUL ARCHER WEEHAWKEN NJ 07086-8154	64.74%
RAYMOND JAMES & ASSOC INC CSDN FBO CHRISTINE SEMAS IRA HANFORD CA 93232-1874	20.92%
RAYMOND JAMES & ASSOC INC CSDN FBO MICHAEL G WEGER RIRA	6.35%

VISALIA CA 93292-1752

Old Mutual Developing Growth Fund - Class Z

CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	18.15%
NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL NEW YORK NY 10281	14.40%

Old Mutual Developing Growth Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	39.15%
OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	38.21%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	19.04%

Old Mutual Discover Value Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	41.20%
OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	35.15%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	22.76%

Old Mutual Dwight High Yield Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	48.50%
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	30.15%
OLD MUTUAL CAPITAL FBO OLD MUTUAL U.S. HOLDINGS INC 4643 S ULSTER ST DENVER CO 80237-2853	19.09%

Old Mutual Dwight Intermediate Fixed Income Fund - Class A

NFS LLC FEBO COMM FIRST TRUST DBA CFTOC 135 SECTION LINE RD STE C1 HOT SPRINGS AR 71913-6447	59.74%
MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	23.16%

Old Mutual Dwight Intermediate Fixed Income Fund - Class C

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	73.92%

Old Mutual Dwight Intermediate Fixed Income Fund - Class Z

PERSHING LLC PO BOX 2052 JERSEY CITY NJ 07303-2052	27.25%
JANICE M POST ITHACA NY 14850-5016	6.81%
LPL FBO LPL CUSTOMERS ATTN MUTUAL FUND OPERATIONS PO BOX 509046 SAN DIEGO CA 92150-9046	6.72%

Old Mutual Dwight Intermediate Fixed Income Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600	50.88%

DENVER CO 80237-2881

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	25.09%
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	22.77%

Old Mutual Dwight Short Term Fixed Income Fund - Class A

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	64.80%

Old Mutual Dwight Short Term Fixed Income Fund - Class C

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	35.01%
PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	8.41%
RAYMOND JAMES & ASSOC INC FBO ROGELIO ESCARCEGA TTEE U/A DTD AUG 1, 1980 ROGELIO ESCARCEGA MD PC MPP UNION CITY TN 38261-6049	5.30%

Old Mutual Dwight Short Term Fixed Income Fund - Class Z

NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL NEW YORK NY 10281	84.13%
CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	6.37%

Old Mutual Dwight Short Term Fixed Income Fund - Institutional Class

CHARLES SCHWAB & CO INC SPECIAL CUSTODY ACCT FBO CUSTOMERS ATTN MUTUAL FUNDS 101 MONTGOMERY STREET	80.01%

SAN FRANCISCO CA 94104-4151

OLD MUTUAL 2011-2020 CONSERVATIVE PORTFOLIO ATTN: JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	7.99%
OLD MUTUAL 2011-2020 MODERATE PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	6.71%

Old Mutual Focused Fund - Class A

PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	45.28%
MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	34.17%

Old Mutual Focused Fund - Class C

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	45.88%
PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	6.89%
FIRST CLEARING, LLC ROBERT J SCULLY TTEE ROBERT J SCULLY PS PLAN SEAVILLE NJ 08230-1506	6.00%
UBS FINANCIAL SERVICES INC. FBO MEDIA TRUST DAVID GOFF TRUSTEE NORTHAMPTON MA 01060-3900	5.27%

Old Mutual Focused Fund - Class Z

CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	33.92%
NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL	20.17%

NEW YORK NY 10281

Old Mutual Focused Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	36.92%
OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	32.46%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	23.25%

Old Mutual Growth Fund - Class A

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	21.03%
LPL FINANCIAL SERVICES 9785 TOWNE CENTRE DR SAN DIEGO CA 92121-1968	13.33%
A G EDWARDS & SONS INC KEITH B ANDERSON 1 N JEFFERSON AVE SAINT LOUIS MO 63103-2287	10.49%
PERSHING LLC PO BOX 2052 JERSEY CITY NJ 07303-2052	7.07%
RAYMOND JAMES & ASSOC INC FBO JAMES R RILEY & ELIZABETH F RILEY JT/WROS ARLINGTON VA 22207-5310	5.01%

Old Mutual Growth Fund - Class C

RAUL GOMEZ & ANN GOMEZ TR U/A 12/27/2004 MAX INTERAMERICAS DBP & TRUST SAN DIEGO CA 92123-4646	6.36%
A G EDWARDS & SONS C/F JEANETTE L SHORTLEY IRA ACCOUNT	5.48%

PORTLAND OR 97209-3724

Old Mutual Growth Fund - Class Z

CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	15.22%
NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL NEW YORK NY 10281	13.45%

Old Mutual Growth Fund - Institutional Class

NFS LLC FEBO FIIOC AS AGENT FOR QUALIFIED EMPLOYEE BENEFIT PLANS 401K FINOPS-IC FUNDS 100 MAGELLAN WAY KW1C COVINGTON KY 41015-1987	100.00%

Old Mutual Heitman REIT Fund - Class A

CITISTREET RETIREMENT SVCS FBO RELIANCE TRUST CO 400 ATRIUM DR SOMERSET NJ 08873-4162	26.58%
PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	15.48%
CHARLES SCHWAB & COMPANY INC SPECIAL CUSTODY ACCT FBO CUST REINV ATTN MUTUAL FUNDS 101 MONTGOMERY ST SAN FRANCISCO CA 94104-4151	11.27%
MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	9.94%

Old Mutual Heitman REIT Fund - Class C

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	74.39%
PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	5.39%

Old Mutual Heitman REIT Fund - Class Z

UNITED NATIONS JOINT STAFF PENSION PLAN C/O CHIEKO OKUDA INVESTMENT MANAGEMENT SERVICE 1 DHP 885 SECOND AVE 4TH FL NEW YORK NY 10017	36.42%
CHARLES SCHWAB & COMPANY INC REINVEST ACCOUNT ATTENTION MUTUAL FUNDS 101 MONTGOMERY ST SAN FRANCISCO CA 94104-4151	7.63%
NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL NEW YORK NY 10281	6.50%

Old Mutual Heitman REIT Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	51.23%
OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	30.50%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	15.04%

Old Mutual Large Cap Growth Fund - Class A

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	37.62%
NATIONWIDE TRUST COMPANY FSB C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	7.57%

Old Mutual Large Cap Growth Fund - Class C

MERRILL LYNCH 4800 DEER LAKE DR E FL 2	78.36%

JACKSONVILLE FL 32246-6484

Old Mutual Large Cap Growth Fund - Class Z

CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	22.07%
NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL NEW YORK NY 10281	11.86%

Old Mutual Large Cap Growth Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	76.88%
OLD MUTUAL 2011-2020 CONSERVATIVE PORTFOLIO ATTN: JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	5.28%

Old Mutual Mid-Cap Fund - Class A

NATIONWIDE TRUST COMPANY FSB C/O IPO PORTFOLIO ACCOUNTING PO BOX 182029 COLUMBUS OH 43218-2029	54.20%
MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	19.44%
NFS LLC FEBO STATE STREET BANK & TRUST STATE STREET BANK & TRUST TTEE 2129 SARGENT AVE SAINT PAUL MN 55105-1128	5.93%

Old Mutual Mid-Cap Fund - Class C

UBS FINANCIAL SERVICES INC. FBO MARCIA E LEE MARYSVILLE OH 43040-9494	17.43%
RAYMOND JAMES & ASSOC INC CSDN FBO JAMES M MCCORMICK IRA SILVER SPRING MD 20905-4144	17.16%

MS&CO FBO JASON F SCHWARZ ORINDA CA 94563-2329	13.17%
GARCES HIGH SCH FNDTN ATTN TONYA ABBOTT BAKERSFIELD CA 93305-1796	8.34%
NFS LLC FEBO NFS/FMTC IRA FBO MEGAN SWEZEY FOGARTY PALO ALTO CA 94301-4205	5.89%
NFS LLC FEBO NANCY J ANDERSON SAN GERONIMO CA 94963-0241	5.65%
MS&CO C/F MELISSA KAY IRA STANDARD/SEP DTD 09/19/06 LARGO FL 33777-4909	5.27%
MS&CO FBO KIYOE T ZUKERAN & STANLEY Y ZUKERAN TTEE KIYOE T ZUKERAN REV LVG TR DTD 4/29/93 HONOLULU HI 96817-1003	5.09%

Old Mutual Mid-Cap Fund - Class Z

CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	26.96%
NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL NEW YORK NY 10281	22.79%

Old Mutual Mid-Cap Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	41.73%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	30.32%

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	19.05%
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	8.49%

Old Mutual Select Growth Fund - Class A

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	28.36%
UBS FINANCIAL SERVICES INC. FBO UBS-FINSVC CDN FBO MS BEVERLY JANUS BELL WEEHAWKEN NJ 07086-8154	8.94%
UBS FINANCIAL SERVICES INC. FBO UBS-FINSVC CDN FBO MR LARRY BRISTOL WEEHAWKEN NJ 07086-8154	5.76%

Old Mutual Select Growth Fund - Class C

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	22.57%
RAUL GOMEZ & ANN GOMEZ TR U/A 12/27/2004 MAX INTERAMERICAS DBP & TRUST SAN DIEGO CA 92123-4646	20.26%
MS&CO FBO LI ZHU TTEE EMILY DENG 2003 IRREVOCABLE TST U/A DTD 10/28/2003 ATHERTON CA 94027-2162	19.59%
MS&CO FBO LI ZHU TTEE ALEC KAI DENG 2000 IRREVOCABLE TST U/A DTD 01/15/2000 ATHERTON CA 94027-2162	9.80%
STATE STREET BK & TR CO CUST IRA A/C MARJORIE A FRONCZAK BUFFALO NY 14223-1527	7.11%

Old Mutual Select Growth Fund - Class Z

CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	18.32%
NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL NEW YORK NY 10281	17.19%

Old Mutual Select Growth Fund - Institutional Class

OLD MUTUAL 2041-2050 AGGRESSIVE PORTFOLIO ATTN JC WALLER/ OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	16.52%
OLD MUTUAL 2031-2040 AGGRESSIVE PORTFOLIO ATTN JC WALLER/ OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	16.25%
OLD MUTUAL 2021-2030 AGGRESSIVE PORTFOLIO ATTN JC WALLER/ OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	12.50%
OLD MUTUAL 2031-2040 MODERATE PORTFOLIO ATTN JC WALLER/ OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	10.21%
OLD MUTUAL 2041-2050 MODERATE PORTFOLIO ATTN JC WALLER/ OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	9.87%
OLD MUTUAL 2021-2030 MODERATE PORTFOLIO ATTN JC WALLER/ OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	7.01%
OLD MUTUAL 2011-2020 MODERATE PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600	6.94%

DENVER CO 80237-2881

OLD MUTUAL 2031-2040 CONSERVATIVE PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	6.92%
OLD MUTUAL 2011-2020 AGGRESSIVE PORTFOLIO ATTN JC WALLER/ OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	6.65%
OLD MUTUAL 2041-2050 CONSERVATIVE PORTFOLIO ATTN JC WALLER/OMCAP 4643 S ULSTER ST STE 600 DENVER CO 80237-2881	6.64%

Old Mutual Small Cap Fund - Class A

NFS LLC FEBO DEBRA BURKE PAEONIAN SPGS VA 20129-0110	9.34%
UBS FINANCIAL SERVICES INC FBO UBS-FINSVC CDN FBO MR LOUIS A FRIEDL WEEHAWKEN NJ 07086-8154	8.55%
PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	8.29%
MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	7.98%
NFS LLC FEBO JOHN H MINTON ANN M MINTON MANLIUS NY 13104-9557	7.59%
FIRST CLEARING LLC GEORGE R GAY & CONNIE C GAY JT TIC METAIRIE LA 70001-2719	6.19%

Old Mutual Small Cap Fund - Class C

NFS LLC FEBO NFS/FMTC ROLLOVER IRA FBO DOUGLAS R WILLIAMS ROSEVILLE CA 95747-7440	21.65%

UBS FINANCIAL SERVICES INC. FBO UBS-FINSVC CDN FBO MR JOHN P CYROWSKI WEEHAWKEN NJ 07086-8154	20.83%
MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	17.32%
FIRST CLEARING, LLC JOHNNIE S HASTINGS RALEIGH NC 27603-1987	10.66%
UBS FINANCIAL SERVICES INC. FBO UBS-FINSVC CDN FBO MR ANTHONY HITCHINGS WEEHAWKEN NJ 07086-8154	7.43%

Old Mutual Small Cap Fund - Class Z

NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL NEW YORK NY 10281	31.75%
CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	13.86%

Old Mutual Small Cap Fund - Institutional Class

OLD MUTUAL CAPITAL FBO OLD MUTUAL U.S. HOLDINGS INC 4643 S ULSTER ST DENVER CO 80237-2853	100.00%

Old Mutual Strategic Small Company Fund - Class A

WACHOVIA BANK FBO VARIOUS RETIREMENT PLANS 1525 WEST WT HARRIS BLVD CHARLOTTE NC 28288-0001	86.99%
NFS LLC FEBO LETITIA Y ANTOSZ PHYLLIS ANTOSZ WHITE LAKE MI 48383-2156	7.07%

Old Mutual Strategic Small Company Fund - Class C

UBS FINANCIAL SERVICES INC. FBO EDWIN PATTERSON LEADER JR REVOCABLE TRUST	47.71%

TAMPA FL 33624-6952

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	30.90%
PAUL M VANDERHAVEN & BARBARA J VANDERHAVEN JTWROS OMAHA NE 68130-2049	12.23%
JOHN D FAITEL TR U/A 10/26/2005 JOHN D FAITEL LIVING TRUST FARMINGTN HLS MI 48335-4707	8.41%

Old Mutual Strategic Small Company Fund - Class Z

NATIONAL FINANCIAL SERVICES CORP FOR THE EXCLUSIVE BEN OF OUR CUST 200 LIBERTY ST ONE WORLD FIN CNTR ATTN MUTUAL FUNDS DEPT 5TH FL NEW YORK NY 10281	14.90%
CHARLES SCHWAB & CO INC REINVEST ACCOUNT ATTN MUTUAL FUND DEPARTMENT 101 MONTGOMERY STREET SAN FRANCISCO CA 94104-4151	12.81%

Old Mutual Strategic Small Company Fund - Institutional Class

OLD MUTUAL CAPITAL FBO OLD MUTUAL U.S. HOLDINGS INC 4643 S ULSTER ST DENVER CO 80237-2853	100.00%

Old Mutual TS&W Mid-Cap Value Fund - Class A

COUNSEL TRUST DBA MATC FBO FTJFC 1251 WATERFRONT PL STE 525 PITTSBURGH PA 15222-4228	17.77%
MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	16.81%

Old Mutual TS&W Mid-Cap Value Fund - Class C

MERRILL LYNCH 4800 DEER LAKE DR E FL 2 JACKSONVILLE FL 32246-6484	90.30%

Old Mutual TS&W Mid-Cap Value Fund - Institutional Class

OLD MUTUAL ASSET ALLOCATION	31.61%

MODERATE GROWTH PORTFOLIO
ATTN JC WALLER/OMCAP
4643 S ULSTER ST STE 600
DENVER CO 80237-2881

OLD MUTUAL ASSET ALLOCATION   21.48%
BALANCED PORTFOLIO
ATTN JC WALLER/OMCAP
4643 S ULSTER ST STE 600
DENVER CO 80237-2881

OLD MUTUAL ASSET ALLOCATION GROWTH   20.53%
PORTFOLIO
ATTN JC WALLER/OMCAP
4643 S ULSTER ST STE 600
DENVER CO 80237-2881

NATIONAL FINANCIAL SERVICES CORP   15.54%
FOR THE EXCLUSIVE BEN OF OUR CUST
200 LIBERTY ST ONE WORLD FIN CNTR
ATTN MUTUAL FUNDS DEPT 5TH FL
NEW YORK NY 10281

OLD MUTUAL ASSET ALLOCATION   6.96%
CONSERVATIVE PORTFOLIO
ATTN JC WALLER/OMCAP
4643 S ULSTER ST STE 600
DENVER CO 80237-2881

Old Mutual TS&W Small Cap Value Fund - Class A

MERRILL LYNCH   16.15%
4800 DEER LAKE DR E FL 2
JACKSONVILLE FL 32246-6484

PERSHING LLC   10.78%
P O BOX 2052
JERSEY CITY NJ 07303-2052

CHARLES SCHWAB & CO INC   8.60%
SPECIAL CUSTODY A/C FBO CUSTOMERS
ATTN MUTUAL FUNDS
101 MONTGOMERY ST
SAN FRANCISCO CA 94104-4151

Old Mutual TS&W Small Cap Value Fund - Class C

MERRILL LYNCH   27.87%
4800 DEER LAKE DR E FL 2
JACKSONVILLE FL 32246-6484

PERSHING LLC   22.59%
P O BOX 2052
JERSEY CITY NJ 07303-2052

MS&CO C/F MICHAEL P TSOTSIS   5.88%

FBO MICHAEL P TSOTSIS
PROFIT SHARING PLAN DTD 01/01/85
446 MAIN STREET STE 1900
WORCESTER MA 01608-2359

Old Mutual TS&W Small Cap Value Fund - Class Z

    CHARLES SCHWAB & CO INC   34.21%
    REINVEST ACCOUNT
    ATTN MUTUAL FUND DEPARTMENT
    101 MONTGOMERY STREET
    SAN FRANCISCO CA 94104-4151

    PATTERSON & CO   19.77%
    FBO ALEX LEE PENSION PLAN
    CHARLOTTE NC 28288-0001

PORTFOLIO TRANSACTIONS

The Adviser and each Sub-Adviser is authorized to select brokers and dealers to effect securities transactions for the Funds. The Adviser and Sub-Advisers will seek to obtain the most favorable net results by taking into account various factors, including price, commission (if any), size of the transactions and difficulty of executions, the firm's general execution and operational facilities and the firm's risk in positioning the securities involved. While the Adviser and Sub-Advisers generally seek reasonably competitive spreads or commissions, the Trust will not necessarily be paying the lowest spread or commission available. The Adviser and Sub-Advisers seek to select brokers or dealers that offer the Funds best price and execution or other services that benefit the Fund. Only after a broker or dealer is deemed to be qualified and able to deliver best price and execution on a particular transaction, the Adviser and Sub-Advisers may then consider selecting a broker or dealer for one of the following reasons: (1) receipt of research or brokerage execution products and services; and (2) receipt of other services which are of benefit to the Funds. In the case of securities traded in the over-the-counter market, the Adviser and Sub-Advisers normally expect to select primary market makers. The Adviser and Sub-Advisers will not direct brokerage to a broker-dealer as compensation for the sale of Fund shares.

For the fiscal year periods ended March 31, 2006, 2007, and 2008, the Funds paid the following in aggregate brokerage commissions on portfolio transactions.

Fund	Aggregate Brokerage Commissions Paid FYE 3/31		
	2006	**2007**	**2008**
Old Mutual Advantage Growth Fund**	N/A	N/A	$85,361
Old Mutual Analytic U.S. Long/Short Fund	$50,556	$114,524	$289,423
Old Mutual Barrow Hanley Value Fund	$1,661,784	$343,302	$28,538
Old Mutual Columbus Circle Technology and Communications Fund	$810,580	$769,362	$1,122,651
Old Mutual Developing Growth Fund	$931,440	$1,070,106	$819,530
Old Mutual Discover Value Fund	N/A	N/A	$52,616
Old Mutual Focused Fund***	$74,912	$60,400	$81,165
Old Mutual Growth Fund	$1,342,902	$1,011,812	$786,402
Old Mutual Heitman REIT Fund	$338,468	$279,575	$199,659
Old Mutual Large Cap Growth Fund***	$414,633	$355,764	$156,935

Old Mutual Mid-Cap Fund	$1,676,132	$1,674,576	$1,112,733
Old Mutual Select Growth Fund	$516,052	$531,820	$255,776
Old Mutual Small Cap Fund	$263,849	$168,359	$127,199
Old Mutual Strategic Small Company Fund	$261,922	$222,553	$139,549
Old Mutual TS&W Mid-Cap Value Fund*	N/A	N/A	$45,344
Old Mutual TS&W Small Cap Value Fund	$136,499	$71,279	$72,593
Old Mutual Barrow Hanley Core Bond Fund**	N/A	N/A	$0
Old Mutual Cash Reserves Fund	$0	$0	$0
Old Mutual Dwight High Yield Fund**	N/A	N/A	$0
Old Mutual Dwight Intermediate Fixed Income Fund	$94	$97	$3,280
Old Mutual Dwight Short Term Fixed Income	$0	$0	$0

*   The Old Mutual TS&W Mid-Cap Value Fund's Class A, Class C, and Institutional Class inception date was June 4, 2007 and its Class Z shares inception date was November 19, 2007. Accordingly, the Fund did not pay brokerage fees during the fiscal periods ended March 31, 2006 and 2007.

**   The inception date for the New Funds was November 19, 2007 and, accordingly, the Funds did not pay brokerage fees during the fiscal periods ended March 31, 2006 and 2007.

***   Effective following the close of business on April 25, 2008, the Old Mutual Large Cap Fund was reorganized into the Old Mutual Focused Fund and the Old Mutual Large Cap Growth Fund was reorganized into the Old Mutual Large Cap Growth Concentrated Fund. Effective April 29, 2008, the Old Mutual Large Cap Growth Concentrated Fund was renamed "Old Mutual Large Cap Growth Fund."

The aggregate brokerage commissions for the Old Mutual Analytic U.S. Long/Short Fund increased from $114,524 to $289,423 for the fiscal years ending March 31, 2007 and March 31, 2008, respectively, due to increased market volatility during the fiscal year ended March 31, 2008, that resulted in increased trading by Analytic. The aggregate brokerage commissions for the Old Mutual Barrow Hanley Value Fund decreased from $343,302 to $28,538 for the fiscal years ending March 31, 2007 and March 31, 2008, respectively, due to a significant decline in the amount of redemptions that the Fund experienced during the fiscal year ending March 31, 2007. As a result, the Fund liquidated significantly few shares to meet redemptions for the fiscal year ending March 31, 2008.   The aggregate brokerage commission for the Old Mutual Large Cap Growth Fund decreased from $355,764 to $156,935 for the fiscal years ending March 31, 2007 and March 31, 2008, respectively, due to Ashfield replacing CastleArk Management LLC ("CastleArk"), a former sub-adviser to the Fund, in February of 2007 and Ashfield's lower brokerage commission rate. Similarly, the aggregate brokerage commission for the Old Mutual Select Growth Fund decreased from $531,820 to $255,776 for the fiscal years ending March 31, 2007 and March 31, 2008, respectively, due to Ashfield replacing CastleArk as a sub-adviser to the Fund in February of 2007, and Ashfield's lower brokerage commission rate. The Adviser and Sub-Advisers may, consistent with the interests of the Funds, select brokers on the basis of the research services they provide.   These research services may include advice, either directly or through publications or writings, relating to: (1) the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities or purchasers or sellers of securities; (2) analyses and reports concerning issuers, securities or industries; (3) information on economic factors and trends; (4) portfolio strategy; (5) computer software used in security analyses; and (6) portfolio performance evaluation and technical market analyses. Information so received by the Adviser and Sub-Advisers will be in addition to and not in lieu of the services required to be performed by the Adviser and Sub-Advisers under the Advisory and Sub-Advisory Agreements. If, in the judgment of the Adviser or Sub-Adviser, a Fund or other accounts managed by the Adviser and Sub-Adviser will be benefited by supplemental research services, the Adviser or Sub-Advisers are authorized to pay brokerage commissions to a broker furnishing such services which are in excess of commissions which another broker may have charged for effecting the same transaction. The expenses of the Adviser or Sub-Advisers will not necessarily be reduced as a result of the receipt of such information, and such services may not be used exclusively, or at all, with respect to the Fund or account generating the brokerage, and there can be no guarantee that the Adviser or Sub-Advisers will find all of such services of value in advising the Funds.

For the fiscal year ended March 31, 2008, the Adviser and the Sub-Advisers, through agreements or understandings with brokers, or otherwise through an internal allocation procedure, directed brokerage transactions of the Funds to brokers because of research services provided. The following table indicates the amount of these transactions and related commissions paid during this period. These amounts represent transactions effected with, and related commissions paid to, brokers that provide third party research services. They do not include transactions and commissions involving brokers that provide proprietary research.

	Amount of Transactions to Brokers Providing Research	Related Commissions
Advantage Growth Fund	$87,755,653	$19, 351
Analytic U.S. Long/Short Fund	$0	$0
Barrow Hanley Core Bond Fund	$0	$0
Barrow Hanley Value Fund	$60,656,245	$4,814
Columbus Circle Technology and Communications Fund	$6,638,019	$7,268
Developing Growth Fund	$337,078,165	$95,621
Discover Value Fund	$34,363,720	$31,438
Focused Fund*	$14,235,917	$19,919
Growth Fund	$149,322,581	$47,904,800
Heitman REIT Fund	$110,967	$61,697
Large Cap Growth Fund*	$156,291,535	$99,550
Mid-Cap Fund	$91,662,686	$186,636
Select Growth Fund	$137,300,687	$59,003
Small Cap Fund	$5,173,848	$13,310
Strategic Small Company Fund	$6,439,080	$14,951
TS&W Mid-Cap Value Fund	$46,389,994	$8542
TS&W Small Cap Value Fund	$63,354,423	$23,203
Cash Reserves Fund	$0	$0
Dwight High Yield Fund	$0	$0
Dwight Intermediate Fixed Income Fund	$0	$0
Dwight Short Term Fixed Income	$0	$0

* Effective following the close of business on April 25, 2008, the Old Mutual Large Cap Fund was reorganized into the Old Mutual Focused Fund and the Old Mutual Large Cap Growth Fund was reorganized into the Old Mutual Large Cap Growth Concentrated Fund. Effective April 29, 2008, the Old Mutual Large Cap Growth Concentrated Fund was renamed "Old Mutual Large Cap Growth Fund."

Information so received by the Adviser or Sub-Advisers will be in addition to and not in lieu of the services required to be performed by the Adviser or Sub-Advisers under the Agreements. If, in the judgment of the Adviser or Sub-Advisers, the Funds or other accounts managed by the Adviser or Sub-Advisers will be benefited by supplemental research services, the Adviser and Sub-Advisers are authorized to pay brokerage commissions to a broker furnishing such services which are in excess of commissions which another broker may have charged for effecting the same transaction. The expenses of the Adviser or Sub-Advisers will not necessarily be reduced as a result of the receipt of such information, and such services may not be used exclusively, or at all, with respect to a Fund or account generating the brokerage, and there can be no guarantee that the Adviser or Sub-Advisers will find all of such services of value in advising the Funds.

The Adviser or Sub-Advisers are permitted to allocate portfolio transactions, which generate commissions or commission equivalents from certain accounts to brokers or dealers who provide services directly to or for the managed account. In some instances, these services provided by the broker or dealer may help offset expenses that the account would otherwise pay directly.

The SEC requires the Trust to provide certain information on the securities of the Funds' regular brokers or dealers (or their parents) held by the Funds during their most recent fiscal year. The following table identifies those brokers or dealers and the value of the Funds' aggregate holdings of the securities of each such issuer as of March 31, 2008.

Fund	Broker/Dealer	Aggregate Value
Old Mutual Advantage Growth Fund	Merrill Lynch	$741,000
	Goldman Sachs	$794,000
	T Rowe Price Group	$344,000
	Franklin Resources	$686,000
	Blackrock	$735,000
Old Mutual Analytic U.S. Long/Short Fund	JP Morgan	$3,679,000
	Janus Capital Group	$101,000
	GLG Partners	$209,000
	Black Rock	$566,000
	Charles Schwab	$2,375,000
Old Mutual Barrow Hanley Value Fund	Citigroup Global Markets	$2,212,000
	Merrill Lynch	$1,788,000
	JP Morgan	$681,000
Old Mutual Developing Growth Fund	Investment Technology Group	$1,535,000
	Greenhill	$1,174,000
	Knight Capital Group	$1,017,000
	Affiliated Managers Group	$323,000
Old Mutual Discover Value Fund	KBW	$66,000
	Stifel Financial	$36,000
	Knight Capital Group	$50,000
Old Mutual Focused Fund	Morgan Stanley	$1,356,000
	Goldman Sachs	$930,000
Old Mutual Growth Fund	Interactive Brokers	$1,212,000
	TD Ameritrade Holding	$3,517,000
	Affiliated Managers Group	$3,600,000
	Blackrock	$6,063,000
	Eaton Vance	$2,117,000
	Federated Investors	$1,341,000
	T Rowe Price Group	$3,983,000
Old Mutual Large Cap Growth Fund	Goldman Sachs	$1,441,000
	T Rowe Price Group	$2,342,000
	Franklin Resources	$1,484,000
Old Mutual Mid-Cap Fund	Federated Investors	$2,315,000
	Interactive Bankers Group	$2,092,000
	Greenhill	$911,000
Old Mutual Small Cap Fund	Cowen Group	$84,000
	Interactive Bankers Group	$170,000
	AllianceBernstein Holding	$167,000
Old Mutual Strategic Small Company Fund	Cowen Group	$37,000
	Interactive Bankers Group	$68,000
	Affiliated Managers Group	$59,000
	AllianceBernstein Holding	$65,000
Old Mutual TS&W Small Cap Value Fund	Stifel Financial	$31,000
Old Mutual Barrow Hanley Core Bond Fund	Bear Stearns	$1,096,000
	JP Morgan	$1,632,000
	Citigroup Global Markets	$667,000

	Bank of America Securities	$1,113,000
	Goldman Sachs	$167,000
	Lehman Brothers	$122,000
	Merrill Lynch	$93,000
Old Mutual Cash Reserves Fund	Credit Suisse	$8,000,000
	Deutsche Bank Securities	$1,000,000
	Bank of America Securities	$300,000
	JP Morgan	$599,000
Old Mutual Dwight Intermediate Fixed Income Fund	Bank of America Securities	$3,329,000
	Bear Stearns	$197,000
	JP Morgan	$1,253,000
	Lehman Brothers	$1,111,000
	Merrill Lynch	$150,000
	Citigroup Global Markets	$70,000
Old Mutual Dwight Short Term Fixed Income Fund	Bear Stearns	$4,196,000
	JP Morgan	$9,041,000
	Citigroup Global Markets	$3,931,000
	Lehman Brothers	$10,938,000
	Merrill Lynch	$4,773,000
	Credit Suisse	$3,423,000

The Funds may execute brokerage or other agency transactions through the Distributor, which is a registered broker-dealer, for a commission in conformity with the 1940 Act, the Securities Exchange Act of 1934, as amended, and rules promulgated by the SEC. Under these provisions, the Distributor is permitted to receive and retain compensation for effecting portfolio transactions for the Funds on an exchange if a written contract is in effect between the Distributor and the Fund expressly permitting the Distributor to receive and retain such compensation. These rules further require that commissions paid to the Distributor by the Fund for exchange transactions not exceed "usual and customary" brokerage commissions. The rules define "usual and customary" commissions to include amounts which are "reasonable and fair compared to the commission, fee or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time." In addition, the Adviser or Sub-Advisers may direct commission business to one or more designated broker-dealers, including the Distributor, in connection with such broker-dealer's payment of certain of the Fund's, or the Trust's, expenses. The Trustees, including those who are not interested persons of the Trust, have adopted procedures for evaluating the reasonableness of commissions paid to the Distributor and will review these procedures periodically.

The Adviser and Sub-Advisers are not permitted to compensate a broker-dealer for selling Fund shares by directing a portfolio transaction to that broker-dealer and will not consider sales of a Fund's shares as a factor in the selection of broker-dealers to execute portfolio transactions for a Fund. Nonetheless, the fact that a broker-dealer sells Fund shares does not prohibit an Adviser or Sub-Adviser from doing business with that broker-dealer. Consistent with Rule 12b-1(h)(2) under the 1940 Act, Old Mutual Capital has adopted, and the Board has approved, policies and procedures reasonably designed to prevent (1) the persons responsible for selecting brokers and dealers to effect the Fund's portfolio securities transactions from taking into account the brokers' and dealers' promotion or sale of Fund shares or shares of any other registered investment company and (2) the Trust, its investment adviser and its principal underwriter from entering into any agreement (whether oral or written) or other understanding under which the company directs, or is expected to direct, portfolio securities transactions or other remuneration to a broker or dealer as compensation for the promotion or sale of Fund shares or shares of any other registered investment company.

The Board, the Adviser, the Sub-Advisers and the Distributor have each adopted a Code of Ethics pursuant to rule 17j-1 of the 1940 Act governing personal trading by persons who manage, or who have access to, trading activity by the Funds. The Codes of Ethics allow trades to be made in securities that may be held by a Fund. However, it prohibits a person from taking advantage of Fund trades or from acting on inside information. In addition, the Board reviews and approves the codes of ethics of the Adviser, Sub-Advisers and Distributor and any material amendments thereto. The Board also reviews annual reports on issues raised under the Adviser's, Sub-Advisers', and Distributor's Codes of Ethics during the previous year.

PROXY VOTING

The Board has adopted Proxy Voting Guidelines (the "Guidelines") in accordance with Rule 30b1-4 under the 1940 Act. The Guidelines are attached to this SAI as Exhibit A. In general, the Guidelines seek to vote proxies in a manner that maximizes the value of the Funds' investments. The Guidelines generally assign proxy voting responsibilities for each Fund to the Sub-Adviser(s) responsible for the management of such Fund. If a Sub-Adviser to a Fund that invests in voting securities does not have a proxy voting policy that complies with the relevant portions of Rule 30b1-4 and the separate proxy voting rule under the Investment Advisers Act of 1940, that Sub-Adviser will be required to follow the Trust's Guidelines. Attached as Exhibit B to this SAI are the proxy voting policies for the Adviser and the Sub-Advisers.

DESCRIPTION OF SHARES

The Trust may issue an unlimited number of shares for each Fund and may create additional portfolios and additional classes of the Trust. Each share of a Fund represents an equal proportionate interest in that Fund with each other share. Shares are entitled upon liquidation to a pro rata share in the net assets of the Fund available for distribution to shareholders. Shareholders have no preemptive rights. All consideration received by the Trust for shares of any Fund and all assets in which such consideration is invested would belong to that Fund and would be subject to the liabilities related thereto.

Voting Rights, Shareholder Liability and Trustee Liability

Each share held entitles a shareholder to one vote for each dollar of NAV of shares held by the shareholder. Shareholders of each Fund of the Trust will vote separately on matters relating solely to it, such as approval of advisory agreements and changes in fundamental policies, and matters affecting some but not all Funds will be voted on only by shareholders of the affected Funds. Shareholders of all Funds of the Trust will vote together in matters affecting the Trust generally, such as the election of Trustees. Shareholders of each Class of the Trust will vote separately on matters relating solely to such Class and not on matters relating solely to any other Class or Classes of the Trust. The Trust is not required to hold annual meetings of shareholders but shareholder approval will be sought for certain changes in the operation of the Trust and for the election of Trustees. The Trust Agreement provides that the Trustees shall hold office during the existence of the Trust, except as follows: (a) any Trustee may resign or retire; (b) any Trustee may be removed by a vote of at least two-thirds of the outstanding shares of the Trust at a meeting, or at any time by written instrument signed by at least two-thirds of the Trustees and specifying when such removal becomes effective; (c) any Trustee who has become incapacitated and is unable to serve may be removed by a written instrument signed by a majority of the Trustees; or (d) any Trustee who has died shall be terminated upon the date of his or her death.

Under Delaware law, shareholders of a Delaware business trust are entitled to the same limitations of liability extended to shareholders of private for-profit corporations; however, there is a remote possibility that shareholders could, under certain circumstances, be held liable for the obligations of the Trust to the extent the courts of another state which does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. However, the Trust Agreement disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the trustees to all parties, and each party thereto must expressly waive all rights of action directly against shareholders of the Trust. The Agreement and Declaration of Trust and the By-Laws (the "Governing Instruments") provide for indemnification out of the property of a Fund for all losses and expenses of any shareholder of such Fund held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss due to shareholder liability is limited to circumstances in which a Fund would be unable to meet its obligations and the complaining party was held not to be bound by the liability disclaimer.

The Governing Instruments provide indemnification for current and former trustees, officers, employees and agents of the Trust to the fullest extent permitted by Delaware law and other applicable law. Trustees may be personally liable to the Trust and its shareholders by reason of willful misfeasance, bad faith, or gross negligence in the performance of their duties or by reason of reckless disregard of their duties as trustees.


PURCHASE AND REDEMPTIONS OF SHARES


The Funds offer four classes of shares: Class A, Class C, Class Z and Institutional Class. When purchasing Fund shares, you must specify which class is being purchased. Purchases and redemptions may be made on any day on which the New York Stock Exchange ("NYSE") is open for business (a "Business Day"). Currently, the following holidays are observed by the Trust: New Year's Day, Presidents' Day, Martin Luther King Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Shares of the Funds are offered on a continuous basis.

CLASS A AND CLASS C SHARE PURCHASES

You may purchase Class A and Class C shares of each Fund through certain brokers, dealers or other financial institutions that are authorized to sell you shares of the Funds. Such financial institutions may charge you a fee for this service in addition to the Fund's public offering price. Shares of each Fund are offered only to residents of states in which such shares are eligible for purchase.

The Trust, the Distributor and the Transfer Agent will not be responsible for any loss, liability, cost or expenses for acting upon wire instructions, or telephone instructions that it reasonably believes to be genuine. The Trust, the Distributor and the Transfer Agent will each employ reasonable procedures to confirm that instructions communicated by telephone are genuine including requiring a form of personal identification prior to acting upon instructions received by telephone and recording telephone instructions.

Each Fund reserves the right to reject any purchase order or to suspend or modify the continuous offering of its shares. For example, the investment opportunities for small or medium capitalization companies may from time to time be more limited than those in other sectors of the stock market. Therefore, in order to retain adequate investment flexibility, the Adviser may from time to time recommend to the Board that a Fund which invests extensively in such companies indefinitely discontinue the sale of its shares to new investors (other than Trustees, officers and employees of the Adviser, each of the sub-advisers and their affiliated companies). In such event, the Board would determine whether such discontinuance is in the best interests of the applicable Fund and its shareholders.

Initial Sales Charges – Class A Shares

The initial sales charge is used to compensate the Distributor and selected dealers for their expenses incurred in connection with the distribution of the Funds' shares. Each Fund (except the Old Mutual Cash Reserves Fund) is grouped into one of the following three categories to determine the applicable initial sales charge for its Class A shares:

EQUITY FUNDS. Class A shares of the Equity Funds are currently sold with an initial sales charge ranging from 5.75% to 2.00% of the offering price on purchases of up to $1 million.

Investor's Initial Sales Charge – Equity Funds			
Amount of Investment in Single Transaction	As a Percentage of the Public Offering Price	As a Percentage of the Net Amount Invested	Dealer Commission as a Percentage of the Offering Price
Less than $50,000	5.75%	6.10%	5.00%
$50,000 but less than $100,000	4.75%	4.99%	4.00%
$100,000 but less than $250,000	3.50%	3.63%	3.00%
$250,000 but less than $500,000	2.50%	2.56%	2.00%
$500,000 but less than $1,000,000	2.00%	2.04%	1.75%
$1,000,000 and over	0%	0%	0%

INTERMEDIATE/LONG TERM FIXED INCOME FUNDS. Class A shares of the Old Mutual Dwight Intermediate Fixed Income Fund is currently sold with an initial sales charge ranging from 4.75% to 2.00% of the offering price on purchases of up to $1 million.

	Investor's Initial Sales Charge – Intermediate/Long Term Fixed Income Funds		
Amount of Investment in Single Transaction	As a Percentage of the Public Offering Price	As a Percentage of the Net Amount Invested	Dealer Commission as a Percentage of the Offering Price
Less than $50,000	4.75%	4.99%	4.25%
$50,000 but less than $100,000	4.25%	4.44%	3.75%
$100,000 but less than $250,000	3.50%	3.63%	3.00%
$250,000 but less than $500,000	2.50%	2.56%	2.00%
$500,000 but less than $1,000,000	2.00%	2.04%	1.75%
$1,000,000 and over	0%	0%	0%

SHORT TERM FIXED INCOME FUNDS. Class A shares of the Old Mutual Dwight Short Term Fixed Income Fund is currently sold with an initial sales charge ranging from 3.00% to 1.75% of the offering price on purchases of up to $1 million.

	Investor's Initial Sales Charge – Short Term Fixed Income Funds		
Amount of Investment in Single Transaction	As a Percentage of the Public Offering Price	As a Percentage of the Net Amount Invested	Dealer Commission as a Percentage of the Offering Price
Less than $50,000	3.00%	3.09%	2.50%

$50,000 but less than $100,000	2.75%	2.83%	2.25%
$100,000 but less than $250,000	2.25%	2.30%	2.00%
$250,000 but less than $500,000	2.00%	2.04%	1.75%
$500,000 but less than $1,000,000	1.75%	1.78%	1.5%
$1,000,000 and over	0%	0%	0%

The Old Mutual Cash Reserves Fund is not subject to an initial sales charge.

Large Purchases of Class A Shares

Investors who purchase $1,000,000 or more of Class A shares of any Fund do not pay an initial sales charge. However, such purchases may be subject to a 1% contingent deferred sales charge ("CDSC") if the investor redeems those shares within one year after purchase, as described in the Funds' prospectuses.

Class A Purchasers Eligible for Reductions of Initial Sales Charges

The prospectus describes certain programs offered by the Funds to reduce initial sales charges for certain eligible investors. The following information supplements descriptions in the prospectus and further explains the conditions that investors must satisfy to qualify for a reduced initial sales charge under these programs. For purposes of determining the availability of reduced sales charges through letters of intent, rights of accumulation and concurrent purchases, the Distributor, in its discretion, may aggregate certain related accounts.

Letters of Intent

Class A Shares

You may pay reduced initial sales charges by completing the appropriate section of the account application and by fulfilling the terms of a Letter of Intent ("LOI"). The LOI confirms your intention as to the total investment to be made in Class A shares of all retail mutual funds advised by the Adviser ("Old Mutual Funds") (except for Class A shares of the Old Mutual Cash Reserves Fund) within the following 13 consecutive months. By marking the LOI section on the account application and by signing the account application, you indicate that you understand and agree to the terms of the LOI and are bound by the provisions described below.

Each purchase of Class A shares of a Fund shares normally subject to an initial sales charge made during the 13-month period will be made at the public offering price applicable to a single transaction of the total dollar amount indicated by the LOI, as described under "Choosing a Share Class" in the Funds' prospectus. It is your responsibility at the time of purchase to specify the account number(s) that should be considered in determining the appropriate sales charge. The offering price may be reduced further as described under "Rights of Accumulation" (below) if you advise the Trust of all other accounts at the time of your investment. Shares acquired through reinvestment of dividends and capital gains distributions will not be applied to the LOI. At any time during the 13-month period after meeting the original obligation, you may revise your intended investment amount upward by submitting a written and signed request. Such a revision will not change the original expiration date. By signing an LOI, you are not making a binding commitment to purchase additional shares, but if purchases made within the 13-month period do not total the amount specified, you will pay the increased amount of sales charge as described below. Purchases made within 90 days before signing an LOI will be applied toward completion of the LOI. The LOI effective date will be the date of the first purchase within the 90-day period. The Fund's transfer agent will process necessary adjustments upon the expiration or completion date of the LOI. Purchases made more than 90 days before signing an LOI will be applied toward completion of the LOI based on the value of the shares purchased calculated at the public offering price on the effective date of the LOI.

To assure compliance with the provisions of the 1940 Act, out of the initial purchase (or subsequent purchases if necessary) you will pledge and the transfer agent will escrow in the form of shares an appropriate dollar amount (computed to the nearest full share). All dividends and any capital gain distributions on the escrowed shares will be credited to you. All shares purchased, including those escrowed, will be registered in your name. If the total investment specified under this LOI is completed within the 13-month period, the escrowed shares will be promptly released. If the intended investment is not completed, you will pay the transfer agent the difference between the sales charge on the specified amount and the amount actually purchased. If you do not pay such difference within 20 days of the expiration date, you irrevocably constitute and appoint the transfer agent as your agent to surrender for redemption any or all shares, to make up such difference within 60 days of the expiration date.

If at any time before completing the LOI program you wish to cancel the agreement, you must give written notice to the Distributor. If at any time before completing the LOI program you request the transfer agent to liquidate or transfer beneficial ownership of your total shares, a cancellation of the LOI will automatically be effected. If the total amount purchased is less than the amount specified in the LOI, the transfer agent will redeem an appropriate number of escrowed shares equal to the difference between the sales charge actually paid and the sales charge that would have been paid if the total purchases had been made at a single time.

Institutional Class Shares

Please see the section below entitled "Class Z and Institutional Class Shares" regarding LOIs applicable to purchases of Institutional Class shares.

Rights of Accumulation

Purchases of new Class A shares may be combined with Class A shares of all Old Mutual Funds (except the Old Mutual Cash Reserves Fund) that you previously purchased for the purpose of qualifying for the lower initial sales charge rates that apply to larger purchases. The applicable initial sales charge for the new purchase is based on the amount of your current purchase and the current value of all Class A shares of Old Mutual Funds that you own. If you qualify for a reduced sales charge, the reduced sales charge applies to the total amount of money that you are then investing and not just to the portion that exceeds the breakpoint above which a reduced sales charge applies. For example, if you already own qualifying shares of any Fund with a value of $80,000 and wish to invest an additional $40,000 in a Fund with a maximum initial sales charge of 5.75%, the reduced initial sales charge of 4.50% will apply to the full $40,000 purchase and not just to the $20,000 in excess of the $100,000 breakpoint. To qualify for obtaining the discount applicable to a particular purchase, you or your dealer must furnish the Trust with a list of the account numbers and the names in which your accounts are registered at the time the purchase is made. In addition, the Trust may request account statements if it is unable to verify your account information.

Concurrent Purchases

You may combine the amount invested in simultaneous purchases of Class A and Class C shares of two or more Old Mutual Funds (except the Old Mutual Cash Reserves Fund) to determine your Class A sales charge.

Reinstatement Privilege

Within 90 days of a redemption, you may reinvest all or part of the redemption proceeds in Class A or Class C shares of any Fund at the net asset value next computed after receipt by the Distributor of the proceeds to be reinvested. You must ask for such privilege at the time of reinvestment. A realized gain on the redemption is taxable, and reinvestment may alter any capital gains payable. If there has been a loss on the redemption and shares of the same Fund are repurchased, all of the loss may not be tax deductible, depending on the timing and amount reinvested. Each Fund may amend, suspend or cease offering this privilege at any time as to shares redeemed after the date of such amendment, suspension or cessation. This privilege may only be exercised once each year by a shareholder with respect to each Fund.

If you are assessed a contingent deferred sales charge in connection with the redemption of shares and you subsequently reinvest a portion or all of the value of the redeemed shares in shares of any Fund within 90 days after such redemption, such reinvested proceeds will not be subject to either an initial sales charge at the time of reinvestment or an additional contingent deferred sales charge upon subsequent redemption. In order to exercise this reinvestment privilege, you must notify the Trust of your intent to do so at the time of reinvestment.

Payments to Dealers

The Distributor may make the following payments to selected dealers of record for purchases of Class A shares (except purchases of Class A shares of the Old Mutual Cash Reserves Fund) totaling $1 million or more: 1.00% on amounts to $5 million; 0.50% on amounts over $5 million; and 0.25% on amounts over $10 million.

The Distributor may elect to re-allow the entire initial sales charge on Class A shares to dealers for all sales with respect to which orders are placed with the Distributor during a particular period. The SEC takes the position that dealers to whom substantially the entire sales charge is re-allowed may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933.

In addition, the Distributor may pay asset based sales commissions to dealers and institutions who sell Class A shares (totaling $1 million or more) and Class C shares at the time of such sale. Payments with respect to Class A shares will consist of a service fee equal to 0.25% of the purchase price of the Class A shares totaling $1 million or more sold by the dealer or institution. Payments with respect to Class C shares will equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution, and will consist of a sales commission pursuant to the Class C Distribution Plan equal to 0.75% of the purchase price of the Class C shares sold plus an advance of the first year service fee pursuant to the Class C Service Plan equal to 0.25% with respect to such shares. Upfront payments for Class A shares are partially recouped by the Distributor through payments made pursuant to the Class A Service Plan. Upfront payments for Class C shares are recouped by the Distributor through payments made pursuant to the Class C Distribution Plan and Service Plan. See the section of this SAI titled "The Distributor" for more information.

Purchases of Class C Shares

Class C shares of each Fund are sold at net asset value without an initial sales charge, but are subject to a contingent deferred sales charge of 1% if redeemed within twelve months.

Each Fund reserves the right to reject any purchase order or to suspend or modify the continuous offering of its shares.

GENERAL INFORMATION REGARDING PURCHASES

A purchase order will be effective as of the day received from your broker, dealer or financial adviser by the Transfer Agent if the Transfer Agent receives sufficient information to execute the order before 4:00 p.m. Eastern Time. Payment may be made by check or readily available funds. The price per share you will pay to invest in a Fund is its public offering price next calculated after the transfer agent or other authorized representative accepts your order. Purchases will be made in full and fractional shares of a Fund calculated to three decimal places. The Trust will not issue certificates representing shares of the Funds.

In order for your purchase order to be effective on the day you place your order with your broker-dealer or other financial institution, such broker-dealer or financial institution must (i) receive your order before 4:00 p.m. Eastern Time and (ii) promptly transmit the order to the Transfer Agent. See "Determination of Net Asset Value" below. The broker-dealer or financial institution is responsible for promptly transmitting purchase orders to the Transfer Agent so that you may receive the same day's net asset value.

If a check received for the purchase of shares does not clear, the purchase will be canceled, and you could be liable for any losses or fees incurred by the Trust. The Trust reserves the right to reject a purchase order when the Trust determines that it is not in the best interests of the Fund or its shareholders to accept such an order.

Purchases In-Kind. Under certain circumstances approved by the Board, shares of the Funds may be purchased using securities as consideration. Purchases of this type are commonly referred to as "purchases in-kind." The Adviser is authorized, in its discretion, to effect purchase in-kind transactions for a Fund that meet certain conditions, which include, but are not limited to, the following:

- Purchase in-kind transactions must not dilute the interests of a Fund or its existing shareholders and, accordingly, must be effected at a Fund's net asset value next determined after the securities to be used for payment are tendered by the investor and the purchase order is accepted by the Fund.

- The Fund's pricing agent shall value the securities tendered in the same manner in which the Fund's portfolio securities are valued, as described below in the section of this SAI entitled "Determination of Net Asset Value".

- The securities tendered must be "eligible" securities. Eligible securities are securities that:

  - meet the criteria for investment in the Fund by being, at a minimum, consistent with the Fund's investment objective, strategy and restrictions, as set forth in the Fund's prospectus and statement of additional information;

  - are not restricted or illiquid, as determined in accordance with the Trusts' policies and procedures; and

  - have a value which is readily ascertainable (and not established only by valuation procedures) as evidenced by a listing on a bona fide securities exchange or over-the-counter market quotation.

- One or more portfolio managers disclosed in the Fund's prospectus shall have approved the securities being tendered.

- Securities contributed to a Fund must be acquired for investment purposes and not for resale.

- Neither the investor tendering the securities nor any other person who may directly or indirectly have a pecuniary interest in the securities being tendered shall participate in the determination to accept the securities as payment for shares of the Fund.

The Adviser retains the right, in its sole discretion, subject to oversight by the Board, to reject any purchase in-kind request that it believes is not in the best interest of a Fund or its existing shareholders. Investors interested in effecting a purchase in-kind should furnish the Adviser with a list of the securities proposed to be delivered and the Adviser will inform the investor of the securities, if any, acceptable to the Fund. As of the time of the exchange, all dividends, distributions and subscription or other rights will become the property of the acquiring Fund, along with the securities. Fund shares purchased in an in-kind transaction generally may not be redeemed until the transfer of the securities to the Fund has settled - usually within 15 days following the in-kind purchase. The Trust reserves the right to amend or terminate the practice of accepting purchases in-kind at any time. Investors interested in purchasing Fund shares using securities should contact the Adviser for more information.

REDEMPTIONS

Class A and C Shares

You may sell (redeem) shares in your account by contacting your investment broker-dealer or financial institution. Your broker-dealer or financial institution may charge you a fee for this service. The redemption price of Class A shares and Class C shares subject to a contingent deferred sales charge will be reduced by any applicable contingent deferred sales charge. The contingent deferred sales charge may be deducted from your redemption proceeds or from your account balance. If no preference is stated at the time of redemption, the charge will be deducted from the redemption proceeds. Redemption orders received by the Transfer Agent prior to 4:00 p.m. Eastern Time on any Business Day will be effective that day. The redemption price of shares is the net asset value per share of a Fund next determined after the redemption order is effective less any applicable deferred sales charge. Payment of redemption proceeds will be made as promptly as possible and, in any event, within seven days after the redemption order is received, provided, however, that redemption proceeds for shares purchased by check (including certified or cashier's checks) or by ACH will be forwarded only upon collection of payment for such shares; collection of payment may take up to 15 days from the date of purchase.

In order for your redemption order to be effective on the day you place your redemption order with your broker-dealer or other financial institution, such broker-dealer or financial institution must (i) receive your order before 4:00 p.m. Eastern Time and (ii) promptly transmit the order to the Transfer Agent. See "Determination of Net Asset Value" below. The financial institution is responsible for promptly transmitting redemption orders to the Transfer Agent so that your shares are redeemed at the same day's net asset value per share.

It is currently the Trust's policy to pay all redemptions in cash. The Trust retains the right, however, to alter this policy under unusual circumstances to provide for redemptions in whole or in part by a distribution in-kind of securities held by a Fund in lieu of cash in order to protect the interests of the remaining shareholders (i.e., the amount redeemed is large enough to affect Portfolio operations), or to accommodate a request by a particular shareholder that does not adversely affect the interests of the remaining shareholders. The method of valuing securities used to make redemptions in-kind will be the same as the method of valuing Fund securities described below in the section of this SAI entitled "Determination of Net Asset Value", and such valuation will be made as of the same time the redemption price is determined. Shareholders may incur brokerage charges on the sale of any such securities so received in payment of redemptions and will be exposed to market risk until the securities are converted to cash. In addition, in-kind distributions may include illiquid securities which shareholders may be unable to dispose of at the time or price desired.

The Trust has made an election pursuant to Rule 18f-1 under the 1940 Act by which it has committed itself to pay in cash all requests for redemption by any shareholder of record, limited in amount with respect to each shareholder during any 90-day period to the lesser of (i) $250,000 or (ii) 1.00% of the net asset value of a Fund at the beginning of such 90-day period. Should redemptions by any shareholder exceed such limitation, a Fund will have the option of redeeming the excess in cash or in-kind.

The Trust reserves the right to suspend the right of redemption and/or to postpone the date of payment upon redemption for any period on which trading on the NYSE is restricted, or during the existence of an emergency (as determined by the SEC by rule or regulation) as a result of which disposal or valuation of a Fund's securities is not reasonably practicable, or for such other periods as the SEC has by order permitted. The Trust also reserves the right to suspend sales of shares of a Fund for any period during which the NYSE, the Adviser, Sub-Administrator, the Transfer Agent and/or the Custodian are not open for business.

You may receive redemption payments in the form of a check or by Federal Reserve wire or ACH transfer.

CDSCs Applicable to Redemption of Class A Shares

A CDSC applies to purchases of $1 million or more of Class A shares of Old Mutual Funds (except the Old Mutual Cash Reserves Fund) that are redeemed within 12 months of the date of purchase. If you acquired Class A shares of the Old Mutual Cash Reserves Fund through an exchange of Class A shares of another Old Mutual Fund, you may be subject to a CDSC upon redemption. This charge will be of based on the lesser of the value of the shares redeemed (excluding reinvested dividends and capital gain distributions) or the total original cost of such shares and will be charged at 1% of Class A shares purchased at NAV on all purchases of $1 million or more. In determining whether a CDSC is payable, and the amount of any such CDSC, shares not subject to the CDSC are redeemed first (including shares purchased by reinvested dividends and capital gains distributions and amounts representing increases from capital appreciation), and then other shares are redeemed in the order of purchase. No such CDSC will be imposed upon exchanges unless the shares acquired by exchange are redeemed within 12 months of the date the shares were originally purchased.

CDSC Exception for Large Purchases of Class A Shares

The CDSC will be waived on redemptions of shares purchased by an investor in amounts of $1 million or more under the following circumstances:

- where such investor's dealer of record, due to the nature of the investor's account, notifies the Distributor prior to the time of investment that the dealer waives the payments otherwise payable to the dealer;

- on purchases made in connection with the reinvestment of dividends and distributions from a Fund;

- on exchanges of shares of certain other Old Mutual Funds (see "Purchases and Redemptions of Shares – Exchange Privileges);

- on redemptions of Class A shares of the Old Mutual Cash Reserves Fund acquired through direct purchase; however, if you acquired Class A shares of the Old Mutual Cash Reserves Fund through an exchange of Class A shares of another Old Mutual Fund, you may be subject to a CDSC upon redemption;

- When using the reinstatement privilege, which allows you to reinvest all or part of the proceeds from a previous redemption of Old Mutual Fund shares (see "Purchases and Redemptions of Shares – Exchange Privileges); or

- on purchases made in connection with a merger, consolidation or acquisition of assets of a Fund.

CDSC Applicable to Redemptions of Class C Shares

Class C shares may be redeemed on any Business Day at the net asset value per share next determined following receipt of the redemption order, less the contingent deferred sales charge of 1% if the shares are redeemed in the first year of purchase. No contingent deferred sales charge will be imposed (i) on redemptions of Class C shares following one year from the date such shares were purchased, (ii) on Class C shares acquired through reinvestment of dividends and distributions attributable to Class C shares, or (iii) on amounts that represent capital appreciation in the shareholder's account above the purchase price of the Class C shares.

In determining whether a contingent deferred sales charge is applicable, it will be assumed that a redemption is made: first, of any shares held in the shareholder's account that are not subject to such charge; second, of shares derived from reinvestment of dividends and distributions; third, of shares held for more than one year from the date such shares were purchased; and fourth, of shares held less than one year from the date such shares were purchased. The applicable sales charge will be applied against the lesser of the value of the shares redeemed or the total original cost of the redeemed shares.

The CDSC on Class C shares may be waived in certain circumstances, as described in the Funds' prospectuses.

CDSC Exceptions for Purchases of Class C Shares

The CDSC on Class C shares may be waived:

- on total or partial redemptions where the investor's dealer of record notified the Distributor prior to the time of investment that the dealer would waive the upfront payment otherwise payable;

- If you redeem shares acquired through reinvestment of dividends and distributions;

- On increases in the NAV of your shares;

- When using the reinstatement privilege, which allows you to reinvest all or part of the proceeds from a previous redemption of Old Mutual Funds (see "Purchases and Redemptions of Shares – Reinstatement Privilege");

- Upon the death of the shareholder or plan participant (if you present a death certificate for the applicable shareholder or plan participant);

- Upon the post-purchase disability (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the "Code")) of the shareholder or plan participant (if such shareholder or plan participant provides a physician's certification of such disability and such certification is acceptable in form and substance to the Trust). Pursuant to Section 72(m)(7) of the Code, an individual shall be considered to be disabled if she is unable to engage in any substantially gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration;

- on required minimum distributions taken from retirement accounts upon the shareholder's attainment of age 70½;

- on redemptions through a Systematic Withdrawal Plan, provided that amounts withdrawn under such plan do not exceed on an annual basis 10% of the value of the shareholder's investment in Class C shares at the time the shareholder elects to participate in the Systematic Withdrawal Plan; or

- on the liquidation of a shareholders account by the Trust for failure to maintain the required minimum account balance.

CLASS Z AND INSTITUTIONAL CLASS SHARES

Purchases of Institutional Class Shares

The following investors (eligible investors) qualify to purchase Institutional Class shares with a minimum initial investment of at least $1 million in a Fund:

- A bank, trust company, or other type of depository institution purchasing shares for its own account;

- An insurance company, registered investment company, endowment, or foundation purchasing shares for its own account;

- Pension or profit sharing plans or the custodian for such a plan;

- Qualified or non-qualified employee benefit plans.

Other institutional investors may be eligible to purchase Institutional Class shares at the discretion of Old Mutual Capital. Eligible investors may purchase Institutional Class shares with a minimum initial investment of $100,000 in a Fund provided they sign a LOI, committing them to increase that investment to a minimum investment of $1 million in that Fund within twelve months. Old Mutual Capital reserves the right to change the amount of Institutional Class investment minimums from time to time or to waive them in whole or in part for certain investors or groups of investors. If you are an eligible investor and do not invest at least $1 million in a Fund within twelve months, you will cease to be an eligible investor and the Fund may convert your Institutional Class shares to Class Z shares, if available. If Class Z shares are not offered by the Fund, the Fund may convert your Institutional Class shares to Class A shares at net asset value, if available. The Fund shall notify you of any proposed conversion so that you may increase your Institutional Class account balance to the required minimum.

The Funds also reserve the right to close Institutional Class accounts that do not meet the investment minimum, unless solely as a result of depreciation in share value. If the Fund closes your account, it will redeem your shares and send you the cash proceeds. If you hold Institutional Class shares directly with a Fund, you may receive notice prior to the closure of your account so that you may increase your account balance to the required minimum. Certain Institutional Class accounts held through intermediaries may not be subject to closure by the Fund due to the policies of the intermediaries. However, you may receive notice from your intermediary to increase your Institutional Class account balance to the required minimum to avoid having the intermediary close your account. Please note that you may incur federal income tax liability resulting from the redemption of Fund shares.

Registered investment companies advised by Old Mutual Capital are not subject to the Institutional Class investment minimums.

If you agree to invest at least $100,000 in Institutional Class shares of a Fund and sign an LOI, you confirm your intent to purchase at least $1 million of Institutional Class shares of the Fund in which you have chosen to invest over a twelve month period. By signing the LOI, you also agree that in the event you do not fulfill the terms of the LOI, we may convert your Institutional Class shares of the Fund to another share class or redeem your shares. Please note that you may incur federal income tax liability resulting from the redemption of Fund shares.

Eligible investors may purchase Institutional Class shares of the Fund directly through DST Systems, Inc., the Trust's Transfer Agent. You may also purchase shares of each Fund through certain broker-dealers or other financial institutions that are authorized to sell shares of the Funds. Such financial institutions may charge a fee for this service in addition to the Fund's NAV. Shares of each Fund are offered only to residents of states in which such shares are eligible for purchase. If market conditions are extraordinarily active, or if severe weather or other emergencies exist, and you experience difficulties placing orders by telephone, you may wish to consider placing your order by other means, such as mail or overnight delivery.

The Trust, the Distributor and the Transfer Agent will not be responsible for any loss, liability, cost or expenses for acting upon wire instructions, or telephone instructions that it reasonably believes to be genuine. The Trust, the Distributor and the Transfer Agent will each employ reasonable procedures to confirm that instructions communicated by telephone are genuine including requiring a form of personal identification prior to acting upon instructions received by telephone and recording telephone instructions.

Each Fund reserves the right to reject any purchase order or to suspend or modify the continuous offering of its shares. For example, the investment opportunities for small or medium capitalization companies may from time to time be more limited than those in other sectors of the stock market. Therefore, in order to retain adequate investment flexibility, the Adviser may from time to time recommend to the Board that a Fund which invests extensively in such companies indefinitely discontinue the sale of its shares to new investors (other than Trustees, officers and employees of the Adviser, each of the Sub-Advisers and their affiliated companies). In such event, the Board would determine whether such discontinuance is in the best interests of the applicable Fund and its shareholders.

MINIMUM INVESTMENTS

For Class A, Class C and Class Z shares, the minimum investment is as follows:

	Initial	Additional
Regular Accounts	$2,500	no minimum
Uniform Gifts/Transfer To Minor Accounts	$500	no minimum
Traditional IRAs	$2,000	no minimum
Roth IRAs	$2,000	no minimum
Coverdell Education Savings Accounts	$500	no minimum
Systematic Investment Plans I ("SIP I")[1]	$500	$25
Systematic Investment Plans II ("SIP II")[2]	no minimum	$50

(1) If a SIP I is established, the minimum initial investment for the Fund is $500 with a monthly systematic additional investment of $25 or more. A SIP I may be established on any type of account.

(2) An investor may establish a SIP II with no minimum initial investment if the monthly systematic additional investment is at least $50. A SIP II may be established on any type of account.

For Institutional Class shares, the minimum investment is $1 million. Institutional Class investors may make a minimum investment of $100,000 in Institutional Class shares, provided they sign an LOI.

The Distributor may waive the minimum initial investment amount at its discretion. No minimum applies to subsequent purchases effected by dividend reinvestment. Minimum initial investment means the net amount you invest in a Fund after the deduction of any applicable initial sales charge.

Initial Purchases by Mail

An account may be opened for Class A and Class C shares by mailing a check or other negotiable bank draft payable to Old Mutual Funds II for at least the minimum initial amount specified above for regular and IRA accounts, and a completed Account Application to Old Mutual Funds II, P.O. Box 219534, Kansas City, Missouri 64121-9534. The Trust will not accept third-party checks, i.e., a check not payable to Old Mutual Funds II or a Fund, for initial or subsequent investments.

Initial Purchase by Wire

If you have an account with a commercial bank that is a member of the Federal Reserve System, you may purchase shares of the Funds by requesting your bank to transmit funds by wire. Before making an initial investment by wire, you must first telephone 888-772-2888 to receive an Account Application for the applicable share class and be assigned an account number. The Account Application must be received and accepted prior to receipt of the wire. Your name, account number, taxpayer identification number or Social Security Number, and address must be specified in the wire. All wires must be received by 4:00 p.m. Eastern Time to be effective on that day. In addition, an original Account Application should be promptly forwarded to: Old Mutual Funds II, P.O. Box 219534, Kansas City, Missouri 64121-9534. All wires must be sent as follows: United Missouri Bank of Kansas City, N.A.; ABA #10-10-00695; for Account Number 98705-23469; Further Credit: name of Fund, your name, your social security number or tax ID number and your assigned account number.

Initial Purchase by ACH

If you have made this election, Class A and Class C shares of each Fund may be purchased via ACH. Investors purchasing via ACH should complete the bank information section on the Account Application and attach a voided check or deposit slip to the Account Application. This option must be established on your account at least 15 days prior to your initiating an ACH transaction. The maximum purchase allowed through ACH is $100,000.

Additional Purchases by Phone (Telephone Purchases)

You may purchase additional shares of Class A and Class C by telephoning the Transfer Agent at 888-772-2888. The minimum telephone purchase is $1,000, and the maximum is five times the NAV of shares held by the shareholder on the day preceding such telephone purchase for which payment has been received. The telephone purchase will be made at the offering price next computed after the receipt of the call by the Transfer Agent. Payment for the telephone purchase must be received by the Transfer Agent within seven days. If payment is not received within seven days, you will be liable for all losses incurred by the Trust as a result of the cancellation of such purchase.

Additional Purchases by Wire

Additional investments may be made at any time through the wire procedures described above, which must include your name and account number. Your bank may impose a fee for investments by wire.

General Information Regarding Purchases

You may purchase shares of each Fund directly through the Trust's transfer agent. A purchase order received by the Transfer Agent will be effective as of the day it is received if the Transfer Agent receives sufficient information to execute the order before 4:00 p.m. Eastern Time. Payment may be made by check or readily available funds. The price per share you will pay to invest in a Fund is its NAV per share next calculated after the transfer agent or other authorized representative accepts your order. Purchases will be made in full and fractional shares of a Fund calculated to three decimal places. The Trust will not issue certificates representing shares of the Funds.

If you place your order through a broker-dealer or other financial institution, in order for your purchase order to be effective on the day you place your order, such broker-dealer or financial institution must (i) receive your order before 4:00 p.m. Eastern Time and (ii) promptly transmit the order to the Transfer Agent. See "Determination of Net Asset Value" below. The broker-dealer or financial institution is responsible for promptly transmitting purchase orders to the Transfer Agent so that you may receive the same day's NAV.

If a check received for the purchase of shares does not clear, the purchase will be canceled, and you could be liable for any losses or fees incurred by the Trust. The Trust reserves the right to reject a purchase order when the Trust determines that it is not in the best interests of the Fund or its shareholders to accept such an order.

REDEMPTIONS

Redemption orders received by the Transfer Agent prior to 4:00 p.m. Eastern Time on any Business Day will be effective that day. The redemption price of shares is the NAV per share of a Fund next determined after the redemption order is effective. Payment of redemption proceeds will be made as promptly as possible and, in any event, within seven days after the redemption order is received, provided, however, that redemption proceeds for shares purchased by check (including certified or cashier's checks) or by ACH will be forwarded only upon collection of payment for such shares. Collection of payment may take up to 15 days from the date of purchase.

You may also redeem shares of each Fund through certain broker-dealers and other financial institutions at which you maintain an account. Such financial institutions may charge you a fee for this service.

In order for your redemption order to be effective on the day you place your redemption order with your broker-dealer or other financial institution, such broker-dealer or financial institution must (i) receive your order before 4:00 p.m. Eastern Time and (ii) promptly transmit the order to the Transfer Agent. See "Determination of Net Asset Value" below. The financial institution is responsible for promptly transmitting redemption orders to the Transfer Agent so that your shares are redeemed at the same day's NAV per share.

It is currently the Trust's policy to pay all redemptions in cash. The Trust retains the right, however, to alter this policy to provide for redemptions in whole or in part by a distribution in-kind of securities held by the Funds in lieu of cash. Each Fund has made an election pursuant to Rule 18f-1 under the 1940 Act by which such Fund has committed itself to pay in cash all requests for redemption by any shareholder of record, limited in amount with respect to each shareholder during any 90-day period to the lesser of (1) $250,000 or (2) one percent of the NAV of the Fund at the beginning of such 90-day period. Shareholders may incur brokerage charges on the sale of any such securities so received in payment of redemptions and will be exposed to market risk until the securities are converted to cash. In addition, in-kind distributions may include illiquid securities which shareholders may be unable to dispose of at the time or price desired.

The Trust reserves the right to suspend the right of redemption and/or to postpone the date of payment upon redemption for any period on which trading on the NYSE is restricted, or during the existence of an emergency (as determined by the SEC by rule or regulation) as a result of which disposal or valuation of a Fund's securities is not reasonably practicable, or for such other periods as the SEC has by order permitted. The Trust also reserves the right to suspend sales of shares of a Fund for any period during which the NYSE, the Adviser, Sub-Administrator, Transfer Agent, and/or Custodian are not open for business.

You may receive redemption payments in the form of a check or by Federal Reserve wire or ACH transfer.

The Funds charge a redemption/exchange fee on redemptions of most shares held less than 10 calendar days. The Old Mutual Cash Reserves Fund does not charge a redemption/exchange fee. See the Prospectus for details of the redemption/exchange fee.

Redemptions by Mail

There is no charge for having a check for redemption proceeds mailed to you.

Redemptions by Telephone

Redemption orders may be placed by telephone, provided that this option has been selected. Shares held in IRA accounts are not eligible for this option and must be redeemed by written request. Neither the Trust nor the Transfer Agent will be responsible for any loss, liability, cost or expense for acting upon wire instructions or upon telephone instructions that it reasonably believes to be genuine. The Trust and the Transfer Agent will each employ reasonable procedures to confirm that instructions communicated by telephone are genuine, including requiring a form of personal identification prior to acting upon instructions received by telephone and recording telephone instructions. If reasonable procedures are not employed, the Trust and the Transfer Agent may be liable for any losses due to unauthorized or fraudulent telephone transactions.

If market conditions are extraordinarily active, or other extraordinary circumstances exist and you experience difficulties placing redemption orders by telephone, you may wish to consider placing your order by other means, such as mail or overnight delivery. The Trust will not accept redemption requests for an amount greater than $50,000 by telephone instruction, except for cases where the proceeds of the redemption request are transmitted by Federal wire to a pre-established checking account. Such redemption requests must be received in writing and be signature guaranteed.

Redemptions by Wire

The Transfer Agent will deduct a wire charge, currently $10.00, from the amount of a Federal Reserve wire redemption payment made at the request of a shareholder. Shareholders cannot receive proceeds from redemptions of shares of a Fund by Federal Reserve wire on federal holidays restricting wire transfers.

Redemptions by ACH

The Trust does not charge for ACH transactions; however, proceeds from such transactions will not be posted to your bank account until the second Business Day following the transaction. In order to process a redemption by ACH, banking information must be established on your account at least 15 days prior to initiating a transaction. A voided check or deposit slip must accompany requests to establish this option.

Check Writing (Old Mutual Cash Reserves Fund Only)

Check writing service is offered free of charge to shareholders of Class Z shares of the Old Mutual Cash Reserves Fund. If you have an account balance of $5,000 or more, you may redeem shares by writing checks on your account for $250 or more. To establish this privilege, please call 888-772-2888 to request a signature card. Once you have signed and returned a signature card, you will receive a supply of checks. A check may be made payable to any person, and your account will continue to earn dividends until the check clears. Because of the difficulty of determining in advance the exact value of your account, you may not use a check to close your account. Your account will be charged a fee for stopping payment of a check upon your request, or if the check cannot be honored because of insufficient funds or other valid reasons.

GENERAL INVESTMENT POLICIES

Signature Guarantees

A signature guarantee is a widely accepted way to protect you by verifying the signature on certain redemption and other requests. The Trust requires signature guarantees to be provided in the following circumstances: (1) requests for redemptions in excess of $50,000; (2) all written requests to wire redemption proceeds; (3) redemption requests that provide that the redemption proceeds should be sent to an address other than the address of record or to a person other than the registered shareholder(s) for the account; and (4) redemptions requesting proceeds be sent to a new address or an address that has been changed within the past 30 days. Signature guarantees are also required for requests to transfer the registration of shares to another owner, written requests to add telephone exchange and telephone redemption options to an account; and changes in previously designated wiring instructions. These requirements may be waived or modified upon notice of shareholders. See the prospectus for a list of the types of entities that offer signature guarantees. The Trust does not accept signature guarantees from notaries public or organizations that do not provide reimbursement in the case of fraud.

Exchange Privileges

Once payment for your shares has been received (i.e., an account has been established) and your payment has been converted to Federal Funds, you may exchange some or all shares of a particular class of a Fund for the same class of another Old Mutual Fund that offers such class of shares. In addition, Class Z shares may be exchanged for Institutional Class shares of the same Fund, subject to the investment qualifications and minimums of Institutional Class Shares. See the "General Policies" section of the prospectus for limitations on exchanges. The Trust reserves the right to change the terms and conditions of the exchange privilege, or to terminate the exchange privilege, upon 60 days' notice. Exchanges will be made only after proper instructions in writing or by telephone are received for an established account by the Transfer Agent. The exchange privilege may be exercised only in those states where the shares of the new Fund may legally be sold. The minimum investment requirements, as stated above, also apply to exchanges.

Minimum Account Size

Due to the relatively high cost of maintaining smaller accounts, the Trust will impose an annual $12.00 minimum account charge and reserves the right to redeem shares if, as the result of redemptions, the value of any account holding Class A, Class C or Class Z shares drops below $1,000 or if the value of any account holding Institutional Class shares drops below $1 million. You will be allowed at least 60 days, after notice from the Trust, to make an additional investment to bring your account value up to at least the applicable minimum account size before the annual $12.00 minimum account fee is charged and/or the redemption of an account is processed. The applicable minimum account charge will be imposed annually on any such account until the account is brought up to the applicable minimum account size. The annual $12.00 fee does not apply Uniform Gifts/Transfer to Minor Accounts, Coverdell Education Savings Accounts, Systematic Investment Plans or shareholders who consent to receive account statements and regulatory filings electronically.

INVESTMENT PLANS OFFERED BY THE TRUST

Shareholder Inquiries and Services Offered

If you have any questions about the Funds or the shareholder services described below, please call the Trust at 888-772-2888. Written inquiries should be sent to DST Systems, Inc., P.O. Box 219534, Kansas City, Missouri 64121-9534. The Trust reserves the right to amend the shareholder services described below or to change the terms or conditions relating to such services upon 60 days' notice to shareholders. You may, however, discontinue any service you select, provided that with respect to the Systematic Investment and Systematic Withdrawal Plans described below, the Trust's Transfer Agent receives your notification to discontinue such service(s) at least ten days before the next scheduled investment or withdrawal date.

Systematic Investment and Systematic Withdrawal Plans

For your convenience, the Trust provides plans that enable you to add to your investment or withdraw from your account(s) with a minimum of paperwork. You can utilize these plans by simply completing the appropriate section of the Account Application.

Systematic Investment Plan. The SIP is a convenient way for you to purchase shares in the Funds at regular monthly or quarterly intervals selected by you. The SIP enables you to achieve dollar-cost averaging with respect to investments in the Funds despite their fluctuating NAVs through regular purchases of a fixed dollar amount of shares in the Funds. Dollar-cost averaging brings discipline to your investing. Dollar-cost averaging results in more shares being purchased when a Fund's NAV is relatively low and fewer shares being purchased when a Fund's NAV is relatively high, thereby helping to decrease the average price of your shares. Investors who establish a SIP I may open an account with a minimum balance of $500. Investors who establish a SIP II may open an account with no minimum balance. Through the SIP, shares are purchased by transferring monies (for SIP I the minimum additional investment amount per Fund is $25; for SIP II the minimum additional investment amount per Fund is $50) from your designated checking or savings account. Your systematic investment in the Fund(s) designated by you will be processed on a regular basis at your option beginning on or about either the first or fifteenth day of the month or quarter you select. This SIP must be established on your account at least 15 days prior to the intended date of your first systematic investment.

Systematic Withdrawal Plan. The Systematic Withdrawal Plan provides a convenient way for you to receive current income while maintaining your investments in the Fund(s). The Systematic Withdrawal Plan permits you to have payments of $50 or more automatically transferred from your account(s) in the Fund(s) to your designated checking or savings account on a monthly, quarterly, or semi-annual basis. The Systematic Withdrawal Plan also provides the option of having a check mailed to the address of record for your account. In order to start this Plan, you must have a minimum balance of $5,000 in any account using this feature. Your systematic withdrawals will be processed on a regular basis beginning on or about either the first or fifteenth day of the month, quarter or semi-annual period you select.

Tax-Sheltered Retirement Arrangements

A variety of retirement plans, including traditional IRAs, Roth IRAs, SIMPLE IRAs, SIMPLE 401(k) plans, SEP-IRAs, self-employed "Keogh" plans, and employer-sponsored retirement plans, such as 401(k), profit-sharing, money purchase pension, 403(b) and 457 plans, may be invested in the Fund.

1.   Traditional IRAs. You may save for your retirement and shelter your investment income from current taxes by either: (a) establishing a new traditional IRA; or (b) "rolling-over" to an IRA monies from other IRAs or lump sum distributions from certain retirement plans. In general, if you are between 18 and 70 1/2 years of age, you can use a traditional IRA to invest up to $5,000 per year (during 2008) of your earned income in any of the Funds and you also may invest up to $5,000 per year in a spousal IRA if your spouse has no earned income. If you will attain age 50 or older by the end of the year, you may contribute an additional $1,000 to an IRA. The IRA contribution limits may be reduced by your contributions to other arrangements, such as a Roth IRA. There is a $10.00 annual maintenance fee charged to traditional IRA investors. If you maintain IRA accounts in more than one Fund of the Trust, you will only be charged one fee. This fee can be prepaid or will be debited from your account if not received by the announced deadline. Please see the information below for changes to the annual contribution limit.

2.   Roth IRAs. Roth IRAs are similar to traditional IRAs in many respects and provide a unique opportunity for qualifying individuals to accumulate investment earnings tax-free. Contributions to Roth IRAs are not tax-deductible (while contributions to traditional IRAs may be), however, if you meet the distribution requirements, you can withdraw your investments without paying any taxes on the earnings. In addition to establishing a new Roth IRA, you may be eligible to convert a traditional IRA into a Roth IRA. Maintenance fees charged for Roth IRAs are similar to those for traditional IRAs.

The current $5,000 annual contribution limit that applies to Traditional and Roth IRAs will be adjusted after 2008 for inflation in $500 increments.

SIMPLE IRA or SIMPLE 401(k). An IRA or 401(k) plan sponsored by a small business employer under which each employee elects the portion of his or her compensation to be contributed to the IRA or plan, and the employer is required to make additional contributions. "SIMPLE" stands for "Savings Incentive Match Plan for Employees."

SEP-IRAs. A self-employed person or a small business employer can establish a Simplified Employee Pension Plan ("SEP-IRA"). A SEP-IRA is designed to provide self-employed persons and small business employers (and their eligible employees) with many of the same tax advantages as a Keogh, but with fewer administrative requirements.

401(a) Keogh and Corporate Retirement Plans. Both a prototype money purchase pension plan and a profit sharing plan, which may be used alone or in combination, are available for self-employed individuals, partnerships and corporations to provide tax-sheltered retirement benefits for individuals and employees.

401(k) Plans. Through the establishment of a 401(k) plan by an employer of any size, employees can invest a portion of their wages in the Funds on a tax-deferred basis in order to help them meet their retirement needs.

403(b) Plans. Section 403(b) plans are custodial accounts which are available to employees of most tax-exempt organizations and public schools.

457 Plans. Section 457 plans are deferred compensation plans which may be available to employees of governmental employers, or to certain employees of tax-exempt organizations.

The legal and tax requirements applicable to IRAs and retirement plans are complex, and the information provided herein does not constitute legal or tax advice. Before participating in an IRA or a retirement plan, you should consult with your personal tax adviser.

Other Special Accounts

The Trust also offers the following special accounts to meet your needs:

1.   Coverdell Education Savings Accounts (ESAS) (formerly known as Education IRAs). For taxable years beginning after December 31, 1997, Education IRAs were created exclusively for the purpose of paying qualified higher education expenses of designated beneficiaries. The contribution limit that applies to ESAs is $2,000, and in addition to college expenses, amounts may be used for elementary and secondary education expenses, including expenses incurred in the purchase of a computer system, educational software and Internet access for a child. The phase-out range for married couples filing a joint return for making contributions to these plans is adjusted gross income between $190,000 and $220,000. Like traditional and Roth IRAs, ESAs provide an opportunity for your investment to grow tax-free until distributed. Contributions to an ESA are not tax deductible, however, but withdrawals can be made tax-free if used to pay eligible education expenses. Contributions to an ESA can be made on behalf of a child under age 18. There is a $7.00 annual maintenance fee charged to ESAs. The fee can be prepaid or will be deducted from your account if not received by the announced deadline.

2.   Uniform Gift to Minors/Uniform Transfers to Minors. By establishing a Uniform Gift to Minors Account/Uniform Transfers to Minors Account with the Trust you can build a fund for your children's education or a nest egg for their future and, at the same time, potentially reduce your own income taxes.

3.   Custodial and Fiduciary Accounts. The Trust provides a convenient means of establishing custodial and fiduciary accounts for investors with fiduciary responsibilities.

For further information regarding any of the above retirement plans and accounts, please call toll free at 888-772-2888. Retirement investors may, however, wish to consult with their own tax counsel or adviser.

DETERMINATION OF NET ASSET VALUE

The purchase and redemption price of the shares of a class of a Fund is based on the NAV attributable to such class. Each Fund (other than the Old Mutual Cash Reserves Fund) calculates the NAV for each of its share classes by subtracting the liabilities from the total assets attributable to a class and dividing the result by the total number of shares outstanding of such a class. NAV per share is determined daily, normally as of the close of trading on the NYSE (normally 4:00 p.m. Eastern Time) on each Business Day. Each Fund (other than the Old Mutual Cash Reserves Fund) that reaches a certain asset size, will have its NAV per share listed under Old Mutual Funds II in the mutual fund section of most major daily newspapers, including The Wall Street Journal.

The securities of each Fund are valued by the Sub-Administrator. The Sub-Administrator will use an independent pricing service to obtain valuations of securities. The pricing service relies primarily on prices of actual market transactions as well as trade quotations. The procedures of the pricing service and its valuations are reviewed by the officers of the Trust under the general supervision of the Board.

Fund securities listed on an exchange are valued at the last sales price. Fund securities quoted on a national market system are valued at the official closing price, or if there is none, at the last sales price. Other securities are quoted at the last bid price. In the event a listed security is traded on more than one exchange, it is valued at the official closing price, or if none, the last sale price on the exchange on which it is principally traded. If there are no transactions in a security during the day, it is valued at the most recent bid price. However, debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations are valued at amortized cost. Securities and other assets held by the Trust for which market quotations are not readily available are valued at their fair value as determined in good faith by the Board.

Foreign securities are valued on the basis of quotations from the primary market in which they are traded, and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

The NAV per share of the Old Mutual Cash Reserves Fund is calculated by adding the value of securities and other assets, subtracting liabilities and dividing by the number of outstanding shares. Securities will be valued by the amortized cost method which involves valuing a security at its cost on the date of purchase and thereafter (absent unusual circumstances) assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuations in general market rates of interest on the value of the instrument. While this method provides certainty in valuation, it may result in periods during which a security's value, as determined by this method, is higher or lower than the price the Fund would receive if it sold the instrument. During periods of declining interest rates, the daily yield of the Old Mutual Cash Reserves Fund may tend to be higher than a like computation made by a company with identical investments utilizing a method of valuation based upon market prices and estimates of market prices for all of its portfolio securities. Thus, if the use of amortized cost by the Old Mutual Cash Reserves Fund resulted in a lower aggregate portfolio value on a particular day, a prospective investor in the Old Mutual Cash Reserves Fund would be able to obtain a somewhat higher yield than would result from investment in a company utilizing solely market values, and existing investors in the Fund would experience a lower yield. The converse would apply in a period of rising interest rates.

The use of amortized cost valuation by the Old Mutual Cash Reserves Fund and the maintenance of the Fund's NAV at $1.00 are permitted by regulations set forth in Rule 2a-7 under the 1940 Act, provided that certain conditions are met. Under Rule 2a-7 as amended, a money market portfolio must maintain a dollar-weighted average maturity in the Fund of 90 days or less and not purchase any instrument having a remaining maturity of more than 397 days. In addition, money market funds may acquire only U.S. dollar denominated obligations that present minimal credit risks and that are "eligible securities" which means they are (i) rated, at the time of investment, by at least two nationally recognized security rating organizations (one if it is the only organization rating such obligation) in the highest short-term rating category or, if unrated, determined to be of comparable quality ("first tier security"), or (ii) rated according to the foregoing criteria in the second highest short-term rating category or, if unrated, determined to be of comparable quality ("second tier security"). The Adviser will determine that an obligation presents minimal credit risks or that unrated instruments are of comparable quality in accordance with guidelines established by the Board. The Board must approve or ratify the purchase of any unrated securities or securities rated by only one rating organization. In addition, investments in second tier securities are subject to the further constraints that (i) no more than 5% of the Fund's assets may be invested in such securities in the aggregate, and (ii) any investment in such securities of one issuer is limited to the greater of 1% of the Fund's total assets or $1 million. The regulations also require the Board to establish procedures which are reasonably designed to stabilize the NAV per share at $1.00 for the Fund. However, there is no assurance that the Fund will be able to meet this objective. The Fund's procedures include the determination of the extent of deviation, if any, of the Fund's current NAV per unit calculated using available market quotations from the Fund's amortized cost price per share at such intervals as the Board deems appropriate and reasonable in light of market conditions and periodic reviews of the amount of the deviation and the methods used to calculate such deviation. In the event that such deviation exceeds 1/2 of 1%, the Board is required to consider promptly what action, if any, should be initiated. If the Board believes that the extent of any deviation may result in material dilution or other unfair results to shareholders, the Board is required to take such corrective action as they deem appropriate to eliminate or reduce such dilution or unfair results to the extent reasonably practicable. In addition, if any Fund incurs a significant loss or liability, the Board has the authority to reduce pro rata the number of shares of that Fund in each shareholder's account and to offset each shareholder's pro rata portion of such loss or liability from the shareholder's accrued but unpaid dividends or from future dividends.

TAXES

The following summary of federal income tax consequences is based on current tax laws and regulations, which may be changed by legislative, judicial or administrative action. No attempt has been made to present a detailed explanation of the federal, state or local income tax treatment of the Funds or their shareholders. Accordingly, you are urged to consult your tax adviser regarding specific questions as to federal, state and local income taxes.

The following discussion of federal income tax consequences is based on the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations issued thereunder as in effect on the date of this SAI. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein.

Qualification as a Regulated Investment Company

Each Fund is treated as a separate entity for federal income tax purposes and is not combined with the Trust's other Funds. Each Fund intends to continue to qualify as a "regulated investment company" ("RIC") as defined under Subchapter M of the Code. In order to qualify for treatment as a RIC under the Code, each Fund must distribute annually to its shareholders at least the sum of 90% of its net interest income excludable from gross income plus 90% of its investment company taxable income (generally, net investment income plus net short-term capital gain) ("Distribution Requirement"). In addition to the Distribution Requirement, each Fund must meet several other requirements. Among these requirements are the following: (i) each Fund must derive at least 90% of its gross income in each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, other income (including but not limited to gains from options, futures or forward contracts derived with respect to the Fund's business of investing in such stock, securities or currencies) and (for Fund taxable years beginning after October 22, 2004) net income derived from certain qualified publicly traded partnerships (the "Income Requirement"); (ii) at the close of each quarter of the Fund's taxable year, (A) at least 50% of the value of its total assets must be represented by cash and cash items, U.S. Government securities, securities of other RICs and securities of other issuers, with such securities of other issuers limited, in respect to any one issuer, to an amount that does not exceed 5% of the value of the Fund's assets and that does not represent more than 10% of the outstanding voting securities of such issuer and (B) no more than 25% of the value of a Fund's total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies) or of two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses, or, collectively, in securities of certain qualified publicly traded partnerships (for Fund taxable years beginning after October 22, 2004) ((A) and (B) collectively, the "Asset Diversification Test").

For purposes of the Asset Diversification Test, it is unclear under present law who should be treated as the issuer of forward foreign currency exchange contracts, of options on foreign currencies, or of foreign currency futures and related options. It has been suggested that the issuer in each case may be the foreign central bank or foreign government backing the particular currency. Consequently, a Fund may find it necessary to seek a ruling from the Internal Revenue Service on this issue or to curtail its trading in forward foreign currency exchange contracts in order to stay within the limits of the Asset Diversification Test.

Income derived from a partnership or a trust shall be treated as satisfying the Income Requirement only to the extent such income is attributable to items of income of the partnership or trust that would satisfy the Income Requirement if realized by the RIC in the same manner as realized by the partnership or trust. As a consequence of this rule and the one described above relating to certain qualified publicly traded partnerships, income derived from all publicly traded partnerships will satisfy the Income Requirement in Fund taxable years beginning after October 22, 2004. Foreign currency gains (including gains from options, futures or forward contracts on foreign currencies) that are not "directly related" to a Fund's principal business may, under regulations not yet issued, be excluded from qualifying income for purposes of the Income Requirement.

The Board of Trustees reserves the right not to maintain the qualification of a Fund as a regulated investment company if it determines such a course of action to be beneficial to shareholders. If a Fund fails to qualify as a RIC for any taxable year, it will be taxable at regular corporate rates on its net investment income and net capital gain without any deductions for amounts distributed to shareholders. In such an event, all distributions (including capital gains distributions) will be taxable as ordinary dividends to the extent of that Fund's current and accumulated earnings and profits and such distributions will generally be included in the qualified dividend income of individual and other non-corporate shareholders and be eligible for the dividends-received deduction.

The Funds may purchase securities of certain foreign investment funds or trusts that constitute passive foreign investment companies ("PFICs") for federal income tax purposes. If a Fund invests in a PFIC, it has three separate options. First, it may elect to treat the PFIC as a qualified electing fund (a "QEF"), in which event the Fund will each year have ordinary income equal to its pro rata share of the PFIC's ordinary earnings for the year and long-term capital gain equal to its pro rata share of the PFIC's net capital gain for the year, regardless of whether the Fund receives distributions of any such ordinary earnings or capital gains from the PFIC. Second, if it invests in marketable stock of a PFIC, a Fund may make a mark-to-market election with respect to such stock. Pursuant to such election, a Fund will include as ordinary income any excess of the fair market value of such stock at the close of any taxable year over the Fund's adjusted tax basis in the stock. If the adjusted tax basis of the PFIC stock exceeds the fair market value of the stock at the end of a given taxable year, such excess will be deductible as ordinary loss in an amount equal to the lesser of the amount of such excess or the net mark-to-market gains on the stock that a Fund included in income in previous years. Under Treasury Regulations, solely for purposes of Code Sections 1291 through 1298, a Fund's holding period with respect to its PFIC stock subject to the election will commence on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applied. If a Fund makes the mark-to-market election in the first taxable year it holds PFIC stock, it will not incur the tax described below under the third option.

Finally, if a Fund does not elect to treat the PFIC as a QEF and does not make a mark-to-market election, then, in general, (i) any gain recognized by the Fund upon the sale or other disposition of its interest in the PFIC or any excess distribution received by the Fund from the PFIC will be allocated ratably over the Fund's holding period of its interest in the PFIC stock; (ii) the portion of such gain or excess distribution so allocated to the year in which the gain is recognized or the excess distribution is received shall be included in the Fund's gross income for such year as ordinary income (and the distribution of such portion by the Fund to shareholders will be taxable as a dividend, but such portion will not be subject to tax at the Fund level); (iii) the Fund shall be liable for tax on the portions of such gain or excess distribution so allocated to prior years in an amount equal to, for each such prior year, (a) the amount of gain or excess distribution allocated to such prior year multiplied by the highest corporate tax rate in effect for such prior year, plus (b) interest on the amount determined under clause (a) for the period from the due date for filing a return for such prior year until the date for filing a return for the year in which the gain is recognized or the excess distribution is received, at the rates and methods applicable to underpayments of tax for such period; and (iv) the distribution by the Fund to its shareholders of the portions of such gain or excess distribution so allocated to prior years (net of the tax payable by the Fund thereon) will be taxable to the shareholders as a dividend.

Treasury Regulations permit a regulated investment company, in determining its investment company taxable income and net capital gain (*i.e.,* the excess of net long-term capital gain over net short-term capital loss) for any taxable year, to elect (unless it has made a taxable year election for excise tax purposes as discussed below) to treat all or any part of any net capital loss, any net long-term capital loss or any net foreign currency loss (including, to the extent provided in Treasury Regulations, losses recognized pursuant to the PFIC mark-to-market election) incurred after October 31 as if it had been incurred in the succeeding year.

Portfolio Distributions

Notwithstanding the Distribution Requirement described above, which requires only that a Fund distribute at least 90% of its annual investment company taxable income and does not require any minimum distribution of net capital gain (the excess of net long-term capital gain over net short-term capital loss), the Fund will be subject to a nondeductible 4% federal excise tax to the extent it fails to distribute by the end of any calendar year 98% of its ordinary income for that year and 98% of its capital gain net income (the excess of short- and long-term capital gains over short- and long-term capital losses) for the one-year period ending on October 31 of that calendar year, plus certain other amounts. Each Fund intends to make sufficient distributions prior to the end of each calendar year to avoid liability for the federal excise tax.

Treasury regulations permit a RIC in determining its investment company taxable income and undistributed net capital gain for any taxable year to elect to treat all or part of any net capital loss, any net long-term capital loss, or any net foreign currency loss incurred after October 31 as if it had been incurred in the succeeding year.

Each Fund will distribute all of its net investment income to shareholders. Dividends from net investment income will generally be taxable to shareholders as ordinary income whether received in cash or in additional shares.

Dividends paid to individual and other non-corporate shareholders will be treated as qualified dividend income (subject to tax at a maximum rate of 15%) to the extent of the dividends received by the Fund in any taxable year from domestic corporations and certain qualified foreign corporations. Both a Fund and the investor must meet certain holding period requirements to qualify Fund dividends for this treatment. Specifically, a Fund must hold the stock for at least 61 days during the 121-day period beginning 60 days before the stock becomes ex-dividend. Similarly, investors must hold their Fund shares for at least 61 days during the 121-day period beginning 60 days before the Fund distribution goes ex-dividend. If the qualified dividends received by the Fund are 95% (or more) of the Fund's gross income (exclusive of any net capital gain) in any taxable year, then all of the ordinary income dividends paid by the Fund for that taxable year will be treated as qualified dividend income.

Dividends paid by a Fund to corporate shareholders may qualify for the dividends-received deduction. The portion of dividends paid by a Fund that so qualifies will be designated each year in a notice mailed to the Fund's shareholders, and cannot exceed the gross amount of dividends received by the Fund from domestic

(U.S.) corporations that would have qualified for the dividends-received deduction in the hands of the Fund if the Fund was a regular corporation. The availability of the dividends-received deduction is subject to certain holding period and debt financing restrictions imposed under the Code on the corporation claiming the deduction.

A Fund may derive capital gain and loss in connection with sales or other dispositions of its portfolio securities. Distributions derived from the excess of net short-term capital gain over net long-term capital loss will be taxable to you as ordinary income. Distributions paid from the excess of net long-term capital gain over net short-term capital loss will be taxable to you as long-term capital gain, regardless of how long you have held your shares in a Fund. Any net short-term or long-term capital gain realized by a Fund (net of any capital loss carryovers) generally will be distributed once each year and may be distributed more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund.

If a Fund's distributions exceed its taxable income and capital gains realized during a taxable year, all or a portion of the distributions made in the same taxable year may be recharacterized as a return of capital to shareholders. A return of capital distribution will generally not be taxable, but will reduce each shareholder's cost basis in a Fund and result in a higher reported capital gain or lower reported capital loss when those shares on which the distribution was received are sold. Any return of capital in excess of your basis, however, is taxable as a capital gain.

The Funds will make annual reports to shareholders of the federal income tax status of all distributions, including the amount of dividends constituting qualified dividend income, the amount of dividends eligible for the dividends-received deduction and the amount of capital gain dividends.

Certain debt securities purchased by the Funds (such as U.S. Treasury STRIPS) are sold with original issue discount and thus do not make periodic cash interest payments. Each Fund will be required to include as part of its current net investment income the accrued discount on such obligations for purposes of the distribution requirement even though the Fund has not received any interest payments on such obligations during that period. Because a Fund distributes all of its net investment income to its shareholders, the Fund may have to sell portfolio securities to distribute such accrued income, which may occur at a time when the Adviser or sub-adviser would not have chosen to sell such securities and which may result in a taxable gain or loss.

Income received on direct U.S. obligations is exempt from income tax at the state level when received directly by a Fund and may be exempt, depending on the state, when received by a shareholder as income dividends from a Fund provided certain state-specific conditions are satisfied. Not all states permit such income dividends to be tax exempt and some require as a condition for exemption that a certain minimum percentage of an investment company's income be derived directly from interest that is exempt from state tax. Each Fund will inform shareholders annually of the percentage of income and distributions derived from direct U.S. obligations. You should consult your tax adviser to determine whether any portion of the income dividends received from a Fund is considered tax exempt in your particular state.

Dividends declared by a Fund in October, November or December of any year and payable to shareholders of record on a date in one of those months will be deemed to have been paid by the Fund and received by the shareholders on December 31 of that year, if paid by the Fund at any time during the following January.

Withholding

In certain cases, a Fund will be required to withhold, and remit to the U.S. Treasury, 28% of any distributions paid to a shareholder who (i) has failed to provide a correct taxpayer identification number, (ii) is subject to backup withholding by the Internal Revenue Service, or (iii) has not certified to the Fund that such shareholder is not subject to backup withholding.

Tax Treatment of In-Kind Purchases

If a Fund receives securities from an investor in exchange for shares of the Fund, the Fund will generally be treated as having acquired the securities by purchase from the investor. The Fund's tax basis in the securities acquired will thus generally be equal to the fair market value of the securities on the date of the exchange and the Fund's holding period in the securities will begin on that date. Unless otherwise exempt, an investor will generally be subject to tax on making a purchase-in-kind.

Redemption or Exchange of Shares

Upon a redemption or an exchange of shares for shares of another Fund, a shareholder will recognize a taxable gain or loss depending upon his or her basis in the shares. Unless the shares are disposed of as part of a hedging conversion transaction, such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's holding period for the shares.

Redemptions at a loss within six months of purchase. Any loss recognized by a shareholder on a redemption or exchange of Fund shares held six months or less will be treated as a long-term capital loss to the extent of any distributions of net capital gains received by the shareholder with respect to such shares.

Wash sales. Any loss recognized on a sale or exchange will be disallowed under the wash sale rules to the extent that Fund shares are sold and replaced within the 61-day period beginning 30 days before and ending 30 days after the disposition of such shares. In such a case, the basis of the shares acquired will be increased to reflect the disallowed loss. Shareholders should particularly note that this loss disallowance rule applies even where shares are automatically replaced under the dividend reinvestment plan.

Deferral of basis — Class A shares only. In reporting gain or loss on the sale of your Fund shares, you may be required to adjust your basis in the shares you sell under the following circumstances:

    IF:
- In your original purchase of Fund shares, you received a reinvestment right (the right to reinvest your sales proceeds at a reduced sales charge or with no sales charge), and
- You sell some or all of your original shares within 90 days of their purchase, and
- You reinvest the sales proceeds in the Fund or in another fund, and the sales charge that would otherwise apply is reduced or eliminated;

    THEN: In reporting any gain or loss on your sale, all or a portion of the sales charge that you paid for your original shares is excluded from your tax basis in the shares sold and added to your tax basis in the new shares.

Investment in Foreign Financial Instruments

Under Code Section 988, gains or losses from certain foreign currency forward contracts or fluctuations in currency exchange rates will generally be treated as ordinary income or loss. Such Code Section 988 gains or losses will increase or decrease the amount of a Fund's investment company taxable income available to be distributed to shareholders as ordinary income, rather than increasing or decreasing the amount of the Fund's net capital gains. Additionally, if Code Section 988 losses exceed other investment company taxable income during a taxable year, the Fund would not be able to pay any ordinary income dividends, and any such dividends paid before the losses were realized, but in the same taxable year, would be recharacterized as a return of capital to shareholders, thereby reducing the tax basis of Fund shares.

Hedging Transactions

Some of the forward foreign currency exchange contracts, options and futures contracts that the Funds may enter into will be subject to special tax treatment as "Section 1256 contracts." Section 1256 contracts are treated as if they are sold for their fair market value on the last Business Day of the taxable year, regardless of whether a taxpayer's obligations (or rights) under such contracts have terminated (by delivery, exercise, entering into a closing transaction or otherwise) as of such date. Any gain or loss recognized as a consequence of the year-end deemed disposition of Section 1256 contracts is combined with any other gain or loss that was previously recognized upon the termination of Section 1256 contracts during that taxable year. The net amount of such gain or loss for the entire taxable year (including gain or loss arising as a consequence of the year-end deemed sale of such contracts) is deemed to be 60% long-term and 40% short-term gain or loss. However, in the case of Section 1256 contracts that are forward foreign currency exchange contracts, the net gain or loss is separately determined and (as discussed above) generally treated as ordinary income or loss.

Generally, the hedging transactions in which the Funds may engage may result in "straddles" or "conversion transactions" for U.S. federal income tax purposes. The straddle and conversion transaction rules may affect the character of gains (or in the case of the straddle rules, losses) realized by the Funds. In addition, losses realized by the Funds on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which the losses are realized. Because only a few regulations implementing the straddle rules and the conversion transaction rules have been promulgated, the tax consequences to the Funds of hedging transactions are not entirely clear. The hedging transactions may increase the amount of short-term capital gain realized by the Funds (and, if they are conversion transactions, the amount of ordinary income) which is taxed as ordinary income when distributed to shareholders.

Each Fund may make one or more of the elections available under the Code which are applicable to straddles. If a Fund makes any of the elections, the amount, character, and timing of the recognition of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections may operate to accelerate the recognition of gains or losses from the affected straddle positions.

Transactions that may be engaged in by certain of the Funds (such as short sales "against the box") may be subject to special tax treatment as "constructive sales" under section 1259 of the Code if a Fund holds certain "appreciated financial positions" (defined generally as any interest (including a futures or forward contract, short sale or option) with respect to stock, certain debt instruments, or partnership interests if there would be a gain were such interest sold, assigned, or otherwise terminated at its fair market value). Upon entering into a constructive sales transaction with respect to an appreciated financial position, a Fund will be deemed to have constructively sold such appreciated financial position and will recognize gain as if such position were sold, assigned, or otherwise terminated at its fair market value on the date of such constructive sale (and will take into account any gain for the taxable year which includes such date).

Because application of the straddle, conversion transaction and constructive sale rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle or investment positions, the amount which must be distributed to shareholders and which will be taxed to shareholders as ordinary income or long-term capital gain may be increased or decreased as compared to a fund that did not engage in such transactions.

Requirements relating to each Fund's tax status as a RIC may limit the extent to which a Fund will be able to engage in transactions in options and futures contracts.

Investment in Taxable Mortgage Pools (Excess Inclusion Income)

The Old Mutual Heitman REIT Fund and other Funds may invest in U.S.-qualified REITs that hold residual interests in real estate mortgage investment conduits (REMICs) or which are, or have certain wholly-owned subsidiaries that are, "taxable mortgage pools." Under a Notice issued by the IRS, the Code and Treasury regulations to be issued, a portion of a Fund's income from a U.S.-qualified REIT that is attributable to the REIT's residual interest in a REMIC or equity interests in a taxable mortgage pool (referred to in the Code as an excess inclusion) will be subject to Federal income tax in all events. The excess inclusion income of a regulated investment company, such as a Fund, will be allocated to shareholders of the regulated investment company in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related REMIC residual interest or, if applicable, taxable mortgage pool directly. In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on unrelated business income, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (iii) in the case of a foreign stockholder, will not qualify for any reduction in U.S. Federal withholding tax. In addition, if at any time during any taxable year a "disqualified organization" (as defined in the Code) is a record holder of a share in a regulated investment company, then the regulated investment company will be subject to a tax equal to that portion of its excess inclusion income for the taxable year that is allocable to the disqualified organization, multiplied by the highest   Federal income tax rate imposed on corporations. The Notice imposes certain reporting requirements upon regulated investment companies that have excess inclusion income. While the Funds do not intend to invest in U.S.-qualified REITs, a substantial portion of the assets of which generates excess inclusion income, there can be no assurance that a Fund, and, in particular, the Old Mutual Heitman REIT Fund, will not allocate to shareholders excess inclusion income.

The rules concerning excess inclusion income are complex and unduly burdensome in their current form, and the Funds are awaiting further guidance from the IRS on how these rules are to be implemented. Shareholders should talk to their tax advisers about whether an investment in a Fund, and, in particular, the Old Mutual Heitman REIT Fund, is a suitable investment given the potential tax consequences of the Fund's receipt and distribution of excess inclusion income.

State Taxes

Distributions by a Fund to shareholders and the ownership of shares may be subject to state and local taxes.

Foreign Shareholders

Non-U.S. investors (shareholders who, as to the U.S., are a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership) may be subject to U.S. withholding and estate tax and are subject to special U.S. tax certification requirements. Non-U.S. investors should consult their tax advisers about the applicability of U.S. tax withholding and the use of the appropriate forms to certify their status.

The United States imposes a flat 30% withholding tax (or a withholding tax at a lower treaty rate) on U.S. source dividends, including on income dividends paid to you by a Fund, subject to an exemption for dividends designated as capital gain dividends. However, notwithstanding such exemption from U.S. withholding at the source, any dividends and distributions of income and capital gains, including the proceeds from the sale of your Fund shares, will be subject to backup withholding at a rate of 28% if you fail to properly certify that you are not a U.S. person.

In general, capital gain dividends designated by a Fund and paid from long-term capital gains (other than gain realized on disposition of U.S. real property interests) are not subject to U.S. withholding tax unless you are a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year.

The exemptions from U.S. withholding for short-term capital gain and interest-related dividends paid by a Fund to non-U.S. investors terminate and no longer be available for dividends paid by a Fund with respect to its taxable years beginning after December 31, 2007, unless such exemptions are extended or made permanent.

If you hold your Fund shares in connection with a U.S. trade or business, your income and gains will be considered effectively connected income and taxed in the U.S. on a net basis, in which case you may be required to file a nonresident U.S. income tax return.

A Fund may invest in equity securities of corporations that invest in U.S. real property, including Real Estate Investment Trusts (REITs). The sale of a U.S. real property interest (USRPI) by a REIT in which the Fund invests may trigger special tax consequences to the Fund's non-U.S. shareholders. The Foreign Investment in Real Property Tax Act of 1980 (FIRPTA) makes non-U.S. persons subject to U.S. tax on disposition of a USRPI as if he or she were a U.S. person. Such gain is sometimes referred to as FIRPTA gain. The Code provides a look-through rule for distributions of FIRPTA gain by a regulated investment company (RIC), such as a Fund, from a REIT as follows:

- The RIC is classified as a qualified investment entity. A RIC is classified as a "qualified investment entity" with respect to a distribution to a non-US person which is attributable directly or indirectly to a distribution from a REIT if, in general, more than 50% of the RIC's assets consists of interests in REITs and U.S. real property holding corporations; and
- You are a non-U.S. shareholder that owns more than 5% of a class of Fund shares at any time during the one-year period ending on the date of the distribution.
- If these conditions are met, such Fund distributions to you are treated as gain from the disposition of a USRPI, causing the distributions to be subject to U.S. withholding tax at a rate of 35%, and requiring that you file a nonresident U.S. income tax return.
- In addition, even if you do not own more than 5% of a class of Fund shares, but the Fund is a qualified investment entity, such Fund distributions to you will be taxable as ordinary dividends (rather than as a capital gain or short-term capital gain dividend) subject to withholding at 30% or lower treaty rate.

With the exception of the Old Mutual Heitman REIT Fund, the Funds expect that neither gain on the sale or redemption of Fund shares nor Fund dividends and distributions would be subject to FIRPTA reporting and tax withholding because the Funds expect to invest less than 50% of their assets in U.S. real property interests. With respect to the Old Mutual Heitman REIT Fund, it will attempt to avoid becoming a USRPHC, but no assurance can be offered that it will not be a USRPHC at the time any distribution is paid.

An individual who, at the time of death, is a non-U.S. shareholder will nevertheless be subject to U.S. federal estate tax with respect to shares at the graduated rates applicable to U.S. citizens and residents, unless a treaty exception applies. If a treaty exemption is available, a decedent's estate may nonetheless need to file a U.S. estate tax return to claim the exemption in order to obtain a U.S. federal transfer certificate. The transfer certificate will identify the property (i.e., Fund shares) as to which the U.S. federal estate tax lien has been released. In the absence of a treaty, there is a $13,000 statutory estate tax credit (equivalent to U.S. situs assets with a value of $60,000). For estates with U.S. situs assets of not more than

$60,000, a Fund may accept, in lieu of a transfer certificate, an affidavit from an appropriate individual evidencing that decedent's U.S. situs assets are below this threshold amount. Transfers by gift of shares of a Fund by a non-U.S. shareholder who is a nonresident alien individual will not be subject to U.S. federal gift tax. The tax consequences to a non-U.S. shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein.

Special U.S. tax certification requirements apply to non-U.S. shareholders both to avoid U.S. back up withholding imposed at a rate of 28% and to obtain the benefits of any treaty between the United States and the shareholder's country of residence. In general, a non-U.S. shareholder must provide a Form W-8 BEN (or other applicable Form W-8) to establish that you are not a U.S. person, to claim that you are the beneficial owner of the income and, if applicable, to claim a reduced rate of, or exemption from, withholding as a resident of a country with which the United States has an income tax treaty. A Form W-8 BEN provided without a U.S. taxpayer identification number will remain in effect for a period beginning on the date signed and ending on the last day of the third succeeding calendar year unless an earlier change of circumstances makes the information on the form incorrect.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in any of the Funds.

This discussion of "Taxes" is not intended or written to be used as tax advice and does not purport to deal with all federal tax consequences applicable to all categories of investors, some of which may be subject to special rules. You should consult your own tax adviser regarding your particular circumstances before making an investment in a Fund.

PERFORMANCE ADVERTISING

From time to time, each Fund may advertise its yield and total return. These figures will be based on historical earnings and are not intended to indicate future performance. No representation can be made regarding actual future yields or returns. For Funds other than the Old Mutual Cash Reserves Fund, yield refers to the annualized income generated by an investment in the Fund over a specified 30 day period. The yield is calculated by assuming that the same amount of income generated by the investment during that period is generated in each 30 day period over one year and is shown as a percentage of the investment.

FINANCIAL STATEMENTS

PricewaterhouseCoopers, LLP ("PwC") located at 1670 Broadway, Suite 100, Denver, Colorado 80202, serves as the independent registered public accounting firm for the Trust. PwC provides audit services, and assistance and consultation in connection with review of SEC filings.

The audited financial statements for each Fund for the fiscal year ended March 31, 2008 and the report of the independent registered public accounting firm for that year are included in the Trust's Annual Report to Shareholders dated March 31, 2008. The Annual Report is incorporated herein by reference and made part of this SAI.

The financial statements in the Trust's Annual Report noted above for each applicable Fund have been audited by PwC and are incorporated by reference into the SAI in reliance on the report of PwC, independent registered public accounting firm, given on the authority of that firm as experts in auditing and accounting.

The Trust classifies holdings in its financial statements according to sectors that are derived from industry classification codes maintained by Bloomberg L.P.

CREDIT RATINGS

Moody's Investors Service, Inc.

Preferred Stock Ratings

aaa	An issue which is rated "aaa" is considered to be a top-quality preferred stock. This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks.
aa	An issue which is rated "aa" is considered a high-grade preferred stock. This rating indicates that there is a reasonable assurance the earnings and asset protection will remain relatively well-maintained in the foreseeable future.
a	An issue which is rated "a" is considered to be an upper-medium-grade preferred stock. While risks are judged to be somewhat greater than in the "aaa" and "aa" classification, earnings and asset protection are, nevertheless, expected to be maintained at adequate levels.
baa	An issue that which is rated "baa" is considered to be a medium-grade preferred stock, neither highly protected nor poorly secured. Earnings and asset protection appear adequate at present but may be questionable over any great length of time.
ba	An issue which is rated "ba" is considered to have speculative elements and its future cannot be considered well assured. Earnings and asset protection may be very moderate and not well safeguarded during adverse periods. Uncertainty of position characterizes preferred stocks in this class.
b	An issue which is rated "b" generally lacks the characteristics of a desirable investment. Assurance of dividend payments and maintenance of other terms of the issue over any long period of time may be small.
caa	An issue which is rated "caa" is likely to be in arrears on dividend payments. This rating designation does not purport to indicate the future status of payments.
ca	An issue which is rated "ca" is speculative in a high degree and is likely to be in arrears on dividends with little likelihood of eventual payments.
c	This is the lowest-rated class of preferred or preference stock. Issues so rated can thus be regarded as having extremely poor prospects of ever attaining any real investment standing.
plus (+) or minus (-)	Moody's applies numerical modifiers 1, 2, and 3 in each rating classifications "aa through "bb." The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Debt Ratings – Taxable Debt & Deposits Globally

Aaa	Bonds which are rated "Aaa" are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.
Aa	Bonds which are rated "Aa" are judged to be of high quality by all standards. Together with the "Aaa" group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than the Aaa securities.
A	Bonds which are rated "A" possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.
Baa	Bonds which are rated "Baa" are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.
Ba	Bonds which are rated "Ba" are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.
B	Bonds which are rated "B" generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.
Caa	Bonds which are rated "Caa" are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.
Ca	Bonds which are rated "Ca" represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.
C	Bonds which are rated "C" are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.
Con. (...)	(This rating applies only to U.S. Tax-Exempt Municipals) Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals that begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of the condition.

Note: Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Short-Term Prime Rating System – Taxable Debt & Deposits Globally

Moody's short-term issue ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. These obligations have an original maturity not exceeding one year, unless explicitly noted.

Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

Prime-1   Issuers rated Prime-1 (or supporting institution) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

- Leading market positions in well-established industries.

- High rates of return on funds employed.

- Conservative capitalization structure with moderate reliance on debt and ample asset protection.

- Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

- Well-established access to a range of financial markets and assured sources of alternate liquidity.

Prime-2   Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Prime-3   Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligation. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Not Prime   Issuers rated Not Prime do not fall within any of the Prime rating categories.

Standard & Poor's Ratings Services

Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on the following considerations:

- Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
- Nature of and provisions of the obligation; and
- Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA   An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA   An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A   An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB   An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated 'BB', 'B', 'CCC', 'CC' and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major risk exposures to adverse conditions.

BB   An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposures to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B   An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC   An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligations.

CC   An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C	A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' will also be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.
D	An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.
Plus (+) or minus (-):	The ratings from 'AA' to 'CCC' may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Short-Term Issue Credit Ratings

A-1	A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.
A-2	A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.
A-3	A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
B	A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.
C	A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.
D	A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Fitch Ratings

International Long-Term Credit Ratings

Investment Grade

AAA   Highest credit quality. "AAA" ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA   Very high credit quality. "AA" ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A   High credit quality. "A" ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB   Good credit quality. "BBB" ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Speculative Grade

BB   Speculative. "BB" ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B   Highly speculative. "B" ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC,CC,C   High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. A "CC" rating indicates that default of some kind appears probable. "C" ratings signal imminent default.

DDD,DD,D   Default. The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. "DDD" obligations have the highest potential for recovery, around 90%-100% of outstanding amounts and accrued interest. "D" indicates potential recoveries in the range of 50%-90%, and "D" the lowest recovery potential, i.e., below 50%. Entities rated in this category have defaulted on some or all of their obligations. Entities rated "DDD" have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated "DD" and "D" are generally undergoing a formal reorganization or liquidation process; those rated "DD" are likely to satisfy a higher portion of their outstanding obligations, while entities rated "D" have a poor prospect for repaying all obligations.

International Short-Term Credit Ratings

F1	Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.
F2	Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.
F3	Fair credit quality. The capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.
B	Speculative. Minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.
C	High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.
D	Default. Denotes actual or imminent payment default.

NOTES

"+" or "-" may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' long-term rating category, to categories below 'CCC', or to short-term ratings other than 'F'. Fitch uses the same ratings for municipal securities as described above for Institutional short-Term Credit Ratings.

EXHIBITS

EXHIBIT A – OLD MUTUAL FUNDS AND ADVISER'S PROXY VOTING GUIDELINES   A-1

EXHIBIT B – SUB-ADVISERS PROXY VOTING POLICIES   B-1

EXHIBIT C – PENDING LITIGATION   C-1

EXHIBIT D – PORTFOLIO MANAGER DISCLOSURE   D-1

EXHIBIT A

OLD MUTUAL FUNDS
OLD MUTUAL CAPITAL, INC.
OLD MUTUAL FUND SERVICES

PROXY VOTING GUIDELINES

Each of the Old Mutual Funds has adopted these Proxy Voting Guidelines (the "Guidelines") in accordance with Rule 30b1-4 of the Investment Company Act of 1940, as amended (the "Rule"). The Funds recognizes that proxies have an economic value and in voting proxies, and seeks to maximize the value of its investments and its shareholders' assets.

The Funds believe that the voting of proxies for issuers of securities held in Fund portfolios is an economic asset that has direct investment implications. Moreover, the Funds believe that each portfolio's investment adviser or sub-adviser is in the best position to assess the financial implications presented by proxy issues and the impact a particular vote may have on the value of a security. Consequently, the Fund generally assigns proxy voting responsibilities to the investment managers responsible for the management of each respective Fund portfolio. In supervising this assignment, the Trustees will periodically review the voting policies of each investment adviser or sub-adviser that manages the Fund portfolio that invests in voting securities. If an investment adviser to the Fund portfolio that invests in voting securities does not have a proxy policy which complies with the relevant portions of the Rule and the proxy voting rule under the Investment Advisers Act of 1940, that adviser will be required to follow these Guidelines.

General Proxy Voting Guidelines

In evaluating proxy issues, information from various sources may be considered including information from company management, shareholder groups, independent proxy research services, and others. In all cases, however, each proxy vote should be cast in a manner that seeks to maximize the value of a portfolio's assets.

The Funds' Guidelines as they relate to certain common proxy proposals are summarized below along with the Funds' usual voting practice. As previously noted, an adviser or sub-adviser to the Fund will only be required to follow these Guidelines if it does not have a proxy voting policy which complies with applicable regulatory requirements.

Board of Directors

The Funds generally vote *FOR* proposals: (1) requesting board audit, compensation, and/or nominating committees be composed exclusively of independent directors; (2) seeking to repeal classified boards and seek to elect all directors annually; (3) seeking to restore shareholder ability to remove directors with or without cause; (4) seeking to permit shareholders to elect directors to fill board vacancies; (5) seeking to fix the size of the board; (6) requesting that a majority or more of directors be independent, and (7) by shareholders seeking to require that the position of chairman be filled by an independent director.

The Funds generally vote *AGAINST* proposals seeking to: (1) require directors to own a minimum amount of company stock; (2) limit the tenure of outside directors through term limits or mandatory retirement age; (3) classify the board; (4) provide that directors may be removed only for cause; (5) provide that only continuing directors may elect replacements to fill board vacancies; (6) provide management the ability to alter the size of the board without shareholder approval; (7) require two candidates per board seat; (8) eliminate entirely directors' and officers' liability for monetary damages for violating the duty of care; and (9) provide indemnification that would expand coverage beyond just legal expenses to actions, such as negligence.

The Funds will evaluate on a case-by-case basis: (1) director nominees; (2) proposals on director and officer indemnification and liability protections, using Delaware law as the standard; and (3) proposals that establish or amend director qualifications**.**

Approval of Independent Auditors

The Funds generally vote *FOR* proposals seeking to ratify the selection of auditors.

The Funds will evaluate on a case-by-case basis proposals requesting: (1) companies to prohibit or limit their auditors from engaging in non-audit services and (2) audit firm rotation.

Shareholder Rights

The Funds generally vote *FOR* proposals seeking to: (1) remove restrictions on the right of shareholders to act independently of management; (2) allow or make easier shareholder action by written consent; and (3) lower supermajority shareholder vote requirements.

The Funds generally vote *AGAINST* proposals seeking to: (1) restrict or prohibit shareholder ability to call special meetings; (2) restrict or prohibit shareholder ability to take action by written consent; (3) require a supermajority shareholder vote; and (4) adopt fair price provisions with shareholder vote requirements greater than a majority of disinterested shares.

The Funds will evaluate on a case-by-case basis proposals seeking (1) to adopt a fair price provision and (2) open access.

Anti-Takeover Defenses and Voting Related Issues

The Funds generally vote *FOR* proposals: (1) to adopt confidential voting, use independent vote tabulators and use independent inspectors of elections; (2) by management seeking to change the date/time/location of the annual meeting; (3) by shareholders requesting a company to submit its poison pill for shareholder ratification or redeem it; (4) seeking to opt out of control share acquisition statutes; (5) seeking to restore voting rights to the control shares; and (6) seeking to adopt anti-greenmail charter or by-law amendments or otherwise restrict a company's ability to make greenmail payments.

The Funds generally vote *AGAINST* proposals: (1) seeking to provide management with the authority to adjourn an annual or special meeting; (2) by shareholders seeking to change the date/time/location of the annual meeting; (3) seeking to eliminate cumulative voting; (4) seeking to amend the charter to include control share acquisition provisions; and (5) seeking to increase authorized common stock for the explicit purpose of implementing a shareholder rights plan ("poison pill")**.**

The Funds will evaluate on a case-by-case basis proposals: (1) regarding a bundled or conditioned proxy proposals; (2) requesting reimbursement of proxy solicitation expenses; (3) requesting advance notice proposals; (4) seeking to restore or permit cumulative voting; (5) requesting to opt in or out of state takeover statutes; and (6) regarding anti-greenmail when bundled with other charter or bylaw amendments.

Corporate Governance

The Funds generally vote *FOR* proposals: (1) seeking to amend by-laws or charters for housekeeping changes; and (2) regarding reincorporation; and (3) give the board the ability to amend by bylaws, in addition to shareholders.

The Funds generally vote *AGAINST* proposals that give the board the exclusive ability to amend the bylaws.

The Funds will evaluate on a case-by-case basis proposals requesting a change in a company's state of incorporation.

Capital Structure

The Funds generally vote *FOR* proposals seeking to: (1) increase common share authorization for a stock split; (2) implement a reverse stock split; (3) authorize preferred stock where the company specifies the rights of such stock and they appear reasonable; (4) reduce the par value of common stock; (5) institute open-market share repurchase plans in which all shareholders may participate in equal terms; (6) approve increases in common stock beyond the allowable increase when a company's shares are in danger of being delisted or there is a going concern issue; and (7) create a new class of non-voting or sub-voting common stock.

The Funds generally vote *AGAINST* proposals seeking to: (1) increase the number of authorized shares that have superior voting rights at companies with dual-class capital structures; (2) authorize the creation of new classes of blank check preferred stock; (3) increase the number of blank check preferred stock when no shares have been issued or reserved for a specific purpose; and (4) create a new class of common stock with superior voting rights.

The Funds will evaluate on a case-by-case basis proposals seeking to: (1) seeking to increase the number of shares of common and preferred stock authorized for issue; (2) seeking to implement a reverse stock split that does not proportionately reduce the number of shares authorized for issue; (3) requesting preemptive rights; (4) regarding a debt restructuring plan; (5) regarding the creation of tracking stock; (6) regarding conversion of securities; (7) regarding the formation of a holding company; (8) regarding "going private" transactions; (9) regarding private placements; and (10) regarding recapitalizations.

Executive and Director Compensation

The Funds generally vote *FOR* proposals: (1) requesting additional disclosure of executive and director pay information; (2) requesting golden and tin parachutes submitted for shareholder ratification; (3) requesting shareholder approval in order to implement an employee stock option plan ("ESOP") or to increase authorized shares for existing ESOPs, except where excessive; (4) seeking to implement a 401(k) savings plan for employees; (5) regarding plans which provide a dollar-for-dollar cash for stock exchange; (6) seeking to eliminate retirement plans for non-employee directors; (7) seeking to put option repricings to a shareholder vote; (8) asking the company to expense stock options; (9) seeking to simply amend shareholder approved compensation plans to comply with Omnibus Budget Reconciliation Act of 1987 ("OBRA laws"); (10) seeking to add performance goals to existing compensation plans to comply with OBRA laws; (11) requesting cash or cash and stock bonus plans that are submitted to shareholders for the purpose of examining compensation under OBRA laws; (12) seeking to put option repricings to a shareholder vote; (13) requesting to put extraordinary benefits contained in Supplemental Executive Retirement Plans (SERP) agreements to a shareholder vote; and (14 seeking to exclude pension fund income in the calculation of earnings used in determining executive bonuses/compensation.

The Funds generally vote *AGAINST* proposals: (1) seeking to set absolute levels of compensation; and (2) requiring director fees to be paid in stock only; (3) regarding plans that expressly permit the repricing of underwater stock options without shareholder approval; (4) for plans in which the CEO participates if there is a disconnect between the CEO's pay and company performance and the main source of the pay increase is equity-based; (5) requesting retirement plans for non-employee directors; and (6) seeking equity plans where the company has a high average three-year burn rate..

The Funds will evaluate on a case-by-case basis proposals: (1) regarding compensation plans; (2) by management seeking approval to reprice options; (3) regarding employee stock purchase plans; (4) seeking to ratify or cancel golden or tin parachutes; (5) seeking to provide an option of taking all or a portion of cash compensation in the form of stock; (6) regarding plans which do not provide a dollar-for-dollar cash for stock exchange; (7) seeking to amend existing OBRA plans to increase shares reserved and to qualify for favorable tax treatment under the OBRA laws; (8) by shareholders regarding all other executive and director pay issues; and (9) seeking mandatory holding periods for executives to hold stock after option exercise.

Mergers and Corporate Restructurings

The Funds generally vote *FOR* proposals seeking to: (1) restore or provide shareholders with rights of appraisal and (2) change the corporate name.

The Funds generally vote *AGAINST* proposals requesting the board to consider non-shareholder constituencies or other non-financial effects when evaluating a merger or business combination.

The Funds will evaluate on a case-by-case basis proposals: (1) regarding mergers and acquisitions; (2) regarding spin-offs; (3) regarding asset sales; (4) regarding asset purchases; (5) regarding liquidations; (6) regarding joint ventures; and (7) seeking to maximize shareholder value.

Certain Foreign Securities

In certain foreign jurisdictions the voting of portfolio proxies can result in additional restrictions that have an economic impact or cost to the security, such as "share-blocking." For example, the Fund may be prevented from selling shares of the foreign security for a period of time if the sub-adviser exercises its proxy voting rights. This is known as "share-blocking." There are occasions where the proxy statements and ballots for foreign securities are not communicated to the Sub-Adviser in a timely manner based on the required timeframes of the local jurisdiction, or do not contain sufficient information on which to base a reasoned vote. Some foreign securities must be voted in person at the shareholder meeting.

The Funds recognize that voting a proxy might not be in the best interests of the Fund in these and other similar circumstances. Accordingly, the Funds may wish to abstain from a proxy vote based on a determination that casting a vote would not be in the economic best interests of the shareholders of the Funds.

Social and Environmental Issues

The Funds generally vote *FOR proposals*: (1) requesting additional information, particularly when it appears companies have not adequately addressed shareholders' environmental concerns; (2) outlining vendor standards compliance; (3) outlining a company's involvement in spaced-based weaponization; (4) outlining the company's efforts to diversify the board; (5) outlining the company's affirmative action initiatives; and (6) outlining the company's progress towards the Glass Ceiling Commission's business recommendations.

The Funds generally vote *AGAINST* proposals: (1) seeking to completely phase out genetically engineered (GE) ingredients from the company's products; (2) requesting a report on the health and environmental effects of genetically modified organisms; (3) seeking to label GE ingredients voluntarily; (4) requesting a report on a company's policies aimed at curtailing gun violence; (5) requesting stronger tobacco product warnings, as such decisions are better left to public health authorities; (6) seeking to prohibit investment in tobacco equities, as such decisions are better left to public health authorities; (7) requesting the company to affirm political nonpartisanship in the workplace; (8) requesting, reporting or publishing in newspapers the company's political contributions; (9) seeking to disallow or restrict the company from making political contributions; (10) requesting a list of company associates that have prior government service and whether such service had a bearing on the company; (11) implementing the China Principles; (12) requesting reports on foreign military sales or offsets; (13) requesting a company to cease production of nuclear weapons; and (14) requesting a report on the diversity efforts of suppliers and service providers.

The Funds will evaluate on a case-by-case basis proposals: (1) seeking to phase out the use of animals in product testing; (2) requesting the company to implement price restraints on pharmaceutical products; (3) requesting a report on the feasibility of labeling GE ingredients; (4) requesting a report on the financial, legal and environmental impact of continued use of GE ingredients; (5) requesting reports on the company's procedures for preventing predatory lending; (6) regarding tobacco; (7) requesting a report outlining potential environmental damage from drilling in the Artic National Wildlife Refuge; (8) seeking to adopt the CERES Principles; (9) seeking to adopt a comprehensive recycling strategy; (10) seeking to invest in renewable energy sources; (11) seeking to review ways to link executive compensation to social factors; (12) requesting a report detailing the company's operations in a particular country and steps to protect human rights; (13) seeking to implement certain human rights standards; (14) seeking to endorse or increase activity on the MacBride Principles; (15) requesting a company to renounce future involvement in antipersonnel landmine and cluster bomb production; (16) requesting a company to increase the diversity of the board; (17) calling for companies to report on the risks associated with outsourcing and/or offshoring; and (18) requesting a board committee to review and report outlining the company's operations in Iran.

Other Situations

No Proxy Voting Guideline can anticipate all potential proxy voting issues that may arise. Consequently, other issues that appear on proxies are reviewed on a case-by-case basis and the Funds' votes are cast in a manner that the Funds believe is in the best interest of the applicable portfolio and its shareholders.

Conflicts of Interest

The Fund recognizes that conflicts of interest exist, or may appear to exist, in certain circumstances when voting proxies. Since under normal circumstances the adviser or sub-adviser will be responsible for voting proxies related to securities held in a Frust portfolio, the portfolios themselves will not have a conflict of interest with Fund shareholders in the voting of proxies. The Funds expect each adviser and sub-adviser responsible for voting proxies to adopt policies that address the identification of material conflicts of interest that may exist and how such conflicts are to be resolved to ensure that voting decisions are based on what is in the best interest of each respective Fund portfolio and its shareholders and is not influenced by any conflicts of interest that the adviser or sub-adviser may have.

Fund of Funds

In the event that one or more Funds participates in a "fund of funds" arrangement with another Fund, the potential exists for an apparent or actual conflict of interest. For example, if the Fund of Funds invests in shares of another Fund (an "underlying Fund') it is possible that the Fund of Funds may own a majority, if not all, of the shares or a class of shares of the underlying Fund, and thus control the outcome of the proxy vote in the underlying Fund. In such circumstances, it is the policy of the Fund of Funds to vote proxies of the underlying Fund in a manner the independent Trustees believe is in the best interest of the Fund of Funds.

Disclosure of Proxy Voting Guidelines and Voting Records

The Funds will fully comply with all applicable disclosure obligations under the Rule. These include the following:

▪   Disclosure in shareholder reports that a description of the Funds' Proxy Voting Guidelines are available upon request without charge and information about how it can be obtained (*e.g.,* Trust website, SEC web site, and toll free phone number).

▪   Disclosure in the Funds' Statement of Additional Information (SAI) the actual policies used to vote proxies.

▪   Disclosure in shareholder reports and in the SAI that information regarding how the Funds voted proxies during the most recent twelve month period ended June 30 is available without charge and how such information can be obtained.

The Funds will file all required reports regarding the Funds' respective actual proxy voting records on Forms N-PX on an annual basis as required by the Rule. This voting record will also be made available to shareholders.

The Funds will respond to all requests for guideline descriptions or proxy records within three (3) business days of such request.

Maintenance of Proxy Voting Records

The Funds' administrators, advisers, and/or sub-advisers will be responsible for maintaining all appropriate records related to the voting of proxies held in the Fund portfolio as required by the Rule. These records include proxy ballots, share reconciliation reports, recommendation documentation, and other pertinent supporting documentation relating to a particular proxy. Applicable records shall be maintained for a period of six (6) years.

Review of Proxy Voting Guidelines

This guideline as well as the proxy voting guidelines of all Fund advisers and sub-advisers will be reviewed at least annually. This review will include, but will not necessarily be limited to, any proxy voting issues that may have arisen or any material conflicts of interest that were identified and the steps that were taken to resolve those conflicts.

Dated: January 1, 2008

EXHIBIT B

ANALYTIC INVESTORS, LLC

PROXY VOTING POLICY AND PROCEDURE

Analytic Investors assumes a fiduciary responsibility to vote proxies in the best interest of its clients. In addition, with respect to benefit plans under the Employee Retirement Income Securities Act (ERISA), Analytic Investors acknowledges its responsibility as a fiduciary to vote proxies prudently and solely in the best interest of plan participants and beneficiaries. So that it may fulfill these fiduciary responsibilities to clients, Analytic Investors has adopted and implemented these written policies and procedures reasonably designed to ensure that it votes proxies in the best interest of clients.

PROXY OVERSIGHT COMMITTEE

Analytic Investors acknowledges that it has a duty of care to its clients that requires it to monitor corporate events and vote client proxies. Analytic Investors has established a Proxy Oversight Committee (the "Committee"), to oversee the proxy voting process. The Committee consists of the Chief Investment Officer, the Compliance Officer, and the Proxy Coordinator. The Committee seeks to develop, recommend, and monitor policies governing proxy voting. The adopted guidelines for proxy voting have been developed to be consistent, wherever possible, with enhancing long-term shareholder value and leading corporate governance practices. Analytic Investors has a policy not to be unduly influenced by representatives of management or any public interest or other outside groups when voting proxies. To this end, Analytic Investors has contracted with an independent proxy voting service (the "Proxy Service").

PROXY VOTING SERVICE

The role of the Proxy Service includes researching proxy matters, executing the voting process, maintaining a record of all proxies voted on behalf of Analytic Investors, advising Analytic Investors of any material conflicts of interest (see below), and providing Analytic Investors with documentation of the voting record. Analytic Investors has opted to delegate all proxy voting to the Proxy Service except for those instances when a conflict of interest (see below) prevents the Proxy Service from voting according to its guidelines. A copy of the voting policy guidelines of the Proxy Service is attached.

CONFLICTS OF INTEREST

Occasions may arise during the voting process in which the best interest of clients might conflict with the Proxy Service's interests. A conflict of interest would generally include (i) business relationships where the Proxy Service has a substantial business relationship with, or is actively soliciting business from, a company soliciting proxies, or (ii) personal or family relationships whereby an employee of the Proxy Service has a family member or other personal relationship that is affiliated with a company soliciting proxies, such as a spouse who serves as a director of a public company, or (iii) if a substantial business relationship exists with a proponent or opponent of a particular initiative. At times of such conflict of interest, the Proxy Service will recuse itself from voting a proxy and notify the Analytic Investors Proxy Coordinator. Upon notification the Proxy Service's recusal from voting, Analytic Investors' Proxy Coordinator will prepare a report to the Proxy Committee that identifies (i) the details of the conflict of interest, (ii) whether or not the conflict is material; and (iii) procedures to ensure that Analytic Investors makes proxy voting decisions based on the best interest of clients, and (iv) a copy of the voting guidelines of the Proxy Service. At least two members of Analytic Investors' Proxy Committee will then vote the proxy, adhering to the original voting policy guidelines provided by the Proxy Service. Analytic Investors' Proxy Committee will not override the voting guidelines of the Proxy Service. A record of the voting by the Proxy Committee will be retained by the Proxy Coordinator.

VOTING GUIDELINES

Analytic Investors has reviewed the Proxy Service's voting recommendations and have determined that the policy provides guidance in the best interest of Analytic's clients. A copy of these guidelines is attached.

PROXY VOTING RECORD

The Proxy Coordinator will maintain a record containing the following information regarding the voting of proxies: (i) the name of the issuer, (ii) the CUSIP number, (iii) the shareholder meeting date, (iv) number of shares voted, (v) a brief description of the matter brought to vote; (vi) whether the proposal was submitted by management or a shareholder, (vii) how the Service voted the proxy (for, against, abstained), and (viii) whether the proxy was voted for or against management.

OBTAINING A VOTING PROXY REPORT

Clients may request a copy of the guidelines governing proxy voting and/or a report on how their individual securities were voted by calling Analytic Investors' Proxy Coordinator at 1-800-618-1872. The report will be provided free of charge.

RECORDKEEPING

Pursuant to Rule 204-2 of the Investment Advisers Act of 1940, Analytic Investors will maintain the following records for five years in an easily accessible place, the first two years in its office:

   Analytic Investors' proxy voting policies and procedures, as well as the voting guidelines of the Proxy Service

   Proxy statements received regarding client securities (proxy statements filed via EDGAR will not be separately maintained by Analytic Investors)

   Records of votes cast on behalf of clients

   Records of written client requests for voting information

   Records of written responses from Analytic Investors to both written and verbal client requests

   Any other documents prepared that were material to Analytic Investors' decision to vote a proxy or that memorialized the basis for the decision.

Ashfield Capital Partners, LLC

Proxy Voting Policy and Procedures

I.   Overview

Ashfield Capital Partners, LLC ("ACP") currently votes proxies for some of its discretionary advisory client accounts. Most clients retain the right to vote their own proxies. ACP has outsourced the proxy voting process to Institutional Shareholder Services ("ISS") and adopted ISS's Proxy Voting Guidelines (summary of ISS guidelines are on Exhibit A).

In addition, unless the plan administrator or client accounts, which are subject to the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), requires ACP to vote proxies for such accounts, the plan administrator will retain proxy-voting responsibilities.

II.   Rule 206(4)-6 under the Advisers Act

A.   Requirements of Rule 206(4)-6

Rule 206(4)-6 makes it a fraudulent, deceptive, or manipulative act, practice or course of business within the meaning of Section 206(4) of the Advisers Act, for an investment adviser to exercise voting authority with respect to client securities, unless the adviser:

- Adopts and implements written policies and procedures that are reasonably designed to ensure that the adviser votes client securities in the best interest of clients, which procedures must include how the adviser addresses material conflicts that may arise between the adviser's interests and those of the adviser's clients;

- Discloses to clients how they may obtain information from the adviser about how the adviser voted with respect to their securities; and

- Describes to clients the adviser's proxy voting policies and procedures and, upon request, furnishes a copy of the policies and procedures to the requesting client.

B.   Record-Keeping Requirements under Rule 204-2

Investment advisers that vote proxies on behalf of clients are required to maintain the following books and records:

- Copies of the adviser's proxy voting policies and procedures;

- A copy of each proxy statement that the adviser receives regarding client securities. Alternatively, the adviser could rely upon obtaining a copy of a proxy statement from the SEC's EDGAR system;

- A record of each vote cast by the adviser on behalf of a client;

- A copy of any document created by the adviser that was material to making a decision on how to vote proxies on behalf of clients or that memorializes the bases for that decision. For example, some advisers adopt general policies on how they will vote on certain issues; and

- A copy of each written client request for information on how the adviser voted proxies on behalf of the client, and a copy of any written response by the adviser to any written or oral request for information regarding how the adviser vote proxies on behalf of the requesting client.

III.   Proxy Voting Requirements – ERISA Accounts

Typically an employee benefit plan is covered by ERISA unless it is (1) an individual retirement account or annuity established by an individual employee to which his/her employer does not contribute; (2) a plan which covers only the sole owner of a business (incorporated or unincorporated) and/or his/her spouse; (3) a partnership pension plan which covers only partners and their spouses; or (4) a governmental plan. ERISA accounts include those established by pension plans, profit sharing and 401 (K) plans and their trusts.

The Department of Labor ("DOL") has taken the position that an investment adviser managing pension plan assets generally has the responsibility to vote shares held by the plan and subject to the investment adviser's management, unless this responsibility is specifically allocated to some other person pursuant to the governing plan documents.

The following principles apply to voting responsibilities of an investment adviser with respect to shares held on behalf of an ERISA pension plan:

- Responsibility for voting should be clearly delineated between the adviser and the trustee or other plan fiduciary that appointed the adviser;

- An adviser with voting authority must take reasonable steps to ensure that it has received all proxies for which it has voting authority and must implement appropriate reconciliation procedures;

- In voting, an investment adviser must act prudently and solely in the interests of pension plan participants and beneficiaries. An investment adviser must consider factors that would affect the value of the plan's investments and may not subordinate the interests of plan participants and beneficiaries in their retirement income to unrelated objectives, such as social considerations. (However, other DOL pronouncements in the context of investment decisions indicate that social considerations may be used in making investment decisions to select among investments of equal risk and return); and

- The plan administrator is required to periodically monitor the adviser's voting activities. The monitoring activities and the voting activities (including the votes cast in each particular case) must be documented.

IV.   Proxy Voting Compliance Procedures

A.   Advisers Act

- ACP currently is responsible for voting proxies for certain client accounts.

- The Director of Client Services, who handles any conflicts of interest identified by ISS, monitors proxy voting.

- ACP will maintain documentation on how each proxy was voted for client accounts.

- Generally, all client proxies will be voted in the same manner.

- Copies of actual proxies are not always maintained, but are available from the EDGAR database on the SEC's Web site.

- ACP Employees are not permitted to sit on public company boards of directors to avoid conflicts of interest.

- ACP's Form ADV Part II, Schedule F, has been amended to include a disclosure about how clients can obtain information on ACP's proxy voting policies and procedures.

- In the event that a client requests a copy of ACP's proxy voting policies, a copy of this Policy should be provided.

- In instances where ACP does not have voting responsibilities, ACP must immediately forward all proxy materials received by ACP to the client or to such other third party designated by the client.

B.   ERISA

- ACP's investment management agreements for ERISA accounts will specifically address the issue of who is responsible for voting client proxies.

- Unless the ERISA plan administrator retains proxy-voting authority, ACP is required to vote ERISA client proxies.

- In instances where ACP does not have voting responsibility, ACP must immediately forward all proxy materials received by ACP to the client or to such other third party designated by the plan administrator.

- In instances where ACP has voting responsibility on behalf of an ERISA client, ACP will rely on ISS to vote proxies.

Barrow, Hanley, Mewhinney & Strauss

Proxy Voting

BHMS has responsibility for voting proxies for portfolio securities consistent with the best economic interests of the beneficial owners. BHMS maintains written policies and procedures as to the handling, research, voting and reporting of proxy voting and makes appropriate disclosures about our Firm's proxy policies and procedures to clients. BHMS will provide information to clients about how their proxies were voted and will retain records related to proxy voting.

BHMS retains Institutional Shareholder Services (ISS) for corporate governance research and beginning January 1, 2007, BHMS will use ISS policy recommendations. The director of equity operations, who serves as the proxy coordinator, will review each proxy for each company to insure that all votes are in the best interest of the beneficial owners.

Proxy Oversight Committee

- BHMS' Proxy Oversight Committee reviews and reevaluates ISS policies. Policy modifications and updates implemented by ISS will be reviewed by the Proxy Oversight Committee on an on-going basis to assure that all proxy voting decisions are in the best interests of the beneficial owner.
- The Proxy Oversight Committee includes the president, two portfolio managers and the proxy coordinator.

Conflicts of Interest

- All proxies will be voted uniformly in accordance with ISS recommendations unless BHMS overrides a specific issue. This includes proxies of companies who are also clients, thereby eliminating potential conflicts of interest.

BHMS has adopted written procedures to implement the Firm's policy and reviews to monitor and insure our policy is observed, implemented properly and amended or updated, as appropriate, including:

- BHMS sends a daily electronic transfer of all stock positions to ISS.
- ISS identifies all accounts eligible to vote for each security and posts the proposals and research on its website.
- The proxy coordinator reviews each proxy proposed and reevaluates existing voting guidelines. Any new or controversial issues are presented to the Proxy Oversight Committee for evaluation.
- ISS verifies that every vote is received, voted and recorded.
- BHMS sends a proxy report to each client, at least annually (or as requested by client), listing number of shares voted and disclosing how each proxy was voted.
- BHMS scans all voting records and saves digital copies to the network which is backed up daily.
- BHMS' guidelines addressing specific issues are available upon request by calling 214-665-1900 or by e-mailing clientservices@barrowhanley.com.

- BHMS will identify any conflicts that exist between the interests of the Firm and the client by reviewing the relationship of the Firm with the issuer of each security to determine if we or any of our employees have any financial, business or personal relationship with the issuer.
- If a material conflict of interest exists, the proxy coordinator will determine whether it is appropriate to disclose the conflict to the affected clients, to give the clients an opportunity to vote the proxies themselves, or to address the voting issue through other objective means such as voting in a manner consistent with a predetermined voting policy or receiving an independent third party voting recommendation.
- BHMS will maintain a record of the voting resolution of any conflict of interest.
- The proxy coordinator shall retain the following proxy records in accordance with the SEC's five-year retention requirement:

  ➢ These policies and procedures and any amendments;
  ➢ A record of each vote cast;
  ➢ Any document BHMS created that was material to making a decision on how to vote proxies, or that memorializes that decision including periodic reports to the Proxy Oversight Committee; and
  ➢ A copy of each written request from a client for information on how BHMS voted such client's proxies and a copy of any written response.

The director of equity operations/proxy coordinator is responsible for implementing and monitoring our proxy voting policy, procedures, disclosures and recordkeeping, including outlining our voting guidelines in our procedures.

Columbus Circle Investors

PROXY VOTING POLICY
2006

I.   Procedures

Columbus Circle Investors (Columbus Circle) is generally authorized by its clients, as a term of its Investment Advisory Agreement, the authority to vote and give proxies for the securities held in clients' investment accounts. At their election, however, clients may retain this authority, in which case Columbus Circle will consult with clients regarding proxy voting decisions as requested.

For those clients for whom Columbus Circle Investors (Columbus Circle) has undertaken to vote proxies, Columbus Circle retains the final authority and responsibility for such voting subject to any specific restrictions or voting instructions by clients.

In addition to voting proxies for clients, Columbus Circle:

1)   provides clients with a concise summary of its proxy voting policy, which includes information describing how clients may obtain a copy of this complete policy and information regarding how specific proxies related to each respective investment account are voted. Columbus Circle provides this summary to all new clients as part of its Form ADV, Part II disclosure brochure, which is available to any clients upon request;

2)   applies its proxy voting policy according to the following voting policies and keeps records of votes for each client through Institutional Shareholder Services;

3)   keeps records of proxy voting available for inspection by each client or governmental agencies - to both determine whether the votes were consistent with policy and to determine all proxies were voted;

4)   monitors such voting for any potential conflicts of interest and maintains systems to deal with these issues appropriately; and

5)   maintains this written proxy voting policy, which may be updated and supplemented from time to time;

Frank Cuttita, Columbus Circle's Chief Administrative Officer and Chief Compliance Officer, will maintain Columbus Circle's proxy voting process. Clients with questions regarding proxy voting decisions in their accounts should contact Mr. Cuttita.

II.   Voting Guidelines

Keeping in mind the concept that no issue is considered "routine," outlined below are general voting parameters on various types of issues when there are no extenuating circumstances, i.e., company specific reason for voting differently. The Operating Committee of Columbus Circle has adopted the following voting parameters.

To assist in its voting process, Columbus Circle has engaged Institutional Shareholder Services (ISS), an independent investment adviser that specializes in providing a variety of fiduciary level proxy related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. ISS also provides Columbus Circle with reports that reflect proxy voting activities for Columbus

Circle's client portfolios which provide information for appropriate monitoring of such delegated responsibilities.

Columbus Circle has delegated to ISS the authority to vote Columbus Circle's clients' proxies consistent with the following parameters. ISS further has the authority to determine whether any extenuating specific company circumstances exist that would mandate a special consideration of the application of these voting parameters. If ISS makes such a determination, the matter will be forwarded to Mr. Frank Cuttita for review. Likewise, ISS will present to Columbus Circle any specific matters not addressed within the following parameters for consideration.

A.   **Management Proposals:**

1.   When voting on ballot items that are fairly common management sponsored initiatives certain items are generally, although not always, voted affirmatively.

- ♦ "Normal" elections of directors

- ♦ Approval of auditors/CPA

- ♦ Directors' liability and indemnification

- ♦ General updating/corrective amendments to charter

- ♦ Elimination of cumulative voting

- ♦ Elimination of preemptive rights

2.   When voting items that have a potential substantive financial or best interest impact, certain items are generally, although not always, voted affirmatively:

- ♦ Capitalization changes that eliminate other classes of stock and voting rights

- ♦ Changes in capitalization authorization for stock splits, stock dividends, and other specified needs.

- ♦ Stock purchase plans with an exercise price of not less than 85% FMV

- ♦ Stock option plans that are incentive based and not excessive

- ♦ Reductions in supermajority vote requirements

- ♦ Adoption of antigreenmail provisions

3.   When voting items which have a potential substantive financial or best interest impact, certain items are generally not voted in support of the proposed management sponsored initiative:

♦ Capitalization changes that add classes of stock that are blank check in nature or that dilute the voting interest of existing shareholders

♦ Changes in capitalization authorization where management does not offer an appropriate rationale or that are contrary to the best interest of existing shareholders

♦ Anti-takeover and related provisions which serve to prevent the majority of shareholders from exercising their rights or effectively deter appropriate tender offers and other offers

♦ Amendments to bylaws that would require super-majority shareholder votes to pass or repeal certain provisions

♦ Classified or single-slate boards of directors

♦ Reincorporation into a state that has more stringent anti-takeover and related provisions

♦ Shareholder rights plans that allow appropriate offers to shareholders to be blocked by the board or trigger provisions which prevent legitimate offers from proceeding.

♦ Excessive compensation or non-salary compensation related proposals, always company specific and considered case-by-case

♦ Change-in-control provisions in non-salary compensation plans, employment contracts, and severance agreements that benefit management and would be costly to shareholders if triggered

♦ Amending articles to relax quorum requirements for special resolutions

♦ Re-election of director(s) directly responsible for a company's fraudulent or criminal act

♦ Re-election of director(s) who holds offices of chairman and CEO

♦ Re-election of director(s) who serve on audit, compensation and nominating committees

♦ Election of directors with service contracts of three years, which exceed best practice and any change in control provisions

♦ Adoption of option plans/grants to directors or employees of related companies

♦ Lengthening internal auditors' term in office to four years

B. **Shareholder Proposals:**

Traditionally shareholder proposals have been used mainly for putting social initiatives and issues in front of management and other shareholders. Under ERISA, it is inappropriate to use (vote) plan assets to carry out such social agendas or purposes. Thus, shareholder proposals are examined closely for their relationship to the best interest of shareholders, i.e., beneficiaries, and economic impact.

1. When voting shareholder proposals, in general, initiatives related to the following items are supported:

- Auditors should attend the annual meeting of shareholders

- Election of the board on an annual basis

- Equal access to proxy process

- Submit shareholder rights plan poison pill to vote or redeem

- Undo various anti-takeover related provisions

- Reduction or elimination of super-majority vote requirements

- Anti-greenmail provisions

- Submit audit firm ratification to shareholder votes

- Audit firm rotations every five or more years

- Requirement to expense stock options

- Establishment of holding periods limiting executive stock sales

- Report on executive retirement benefit plans

- Require two-thirds of board to be independent

- Separation of chairman and chief executive posts

2.   When voting shareholder proposals, in general, initiatives related to the following items are not supported:

- Requiring directors to own large amounts of stock before being eligible to be elected

- Restoring cumulative voting in the election of directors

- Reports which are costly to provide or which would require duplicative efforts or expenditures which are of a non-business nature or would provide no pertinent information from the perspective of ERISA shareholders

- Restrictions related to social, political or special interest issues which impact the ability of the company to do business or be competitive and which have a significant financial or best interest impact, such as specific boycotts or restrictions based on political, special interest or international trade considerations; restrictions on political contributions; and the Valdez principles.

- Restrictions banning future stock option grants to executives except in extreme cases

3.   Additional shareholder proposals require case-by-case analysis

- Prohibition or restriction of auditors from engaging in non-audit services (auditors will be voted against if non-audit fees are greater than audit and audit-related fees, and permitted tax fees combined)

- Requirements that stock options be performance-based

- Submission of extraordinary pension benefits for senior executives under a company's SERP for shareholder approval

- Shareholder access to nominate board members

- Requiring offshore companies to reincorporate into the United States

Another expression of active involvement is the voting of shareholder proposals. Columbus Circle evaluates and supports those shareholder proposals on issues that appropriately forward issues of concern to the attention of corporate management. Historically, many shareholder proposals received very little support, often not even enough to meet SEC refiling requirements in the following year although the SEC is considering relaxing the standards for the placement of shareholder initiatives on ballots. Support of appropriate shareholder proposals is becoming a more widespread and acknowledged practice and is viewed by many as a direct expression of concern on an issue to corporate management. It is noted, however, that the source (and motivation of the shareholder proposal proponent) can affect outcome on a shareholder proposal vote.

Columbus Circle has not, to date, actively considered filing shareholder proposals, writing letters to companies on a regular basis, or engaging numerous companies in a dialogue. These activities and others that could be considered expressions of activism are not under consideration at this time. Should a particular equity company's policy become of concern, the evaluation and voting process will continue to be the first level of monitoring and communication. Columbus Circle's staff participates in national forums and maintains contacts with corporate representatives.

III. Conflicts of Interest

Columbus Circle will monitor its proxy voting process for material conflicts of interest. By maintaining the above-described proxy voting process, most votes are made based on overall voting parameters rather than their application to any particular company thereby eliminating the effect of any potential conflict of interest.

Columbus Circle has reviewed its business, financial and personal relationships to determine whether any conflicts of interest exist, and will at least annually assess the impact of any conflicts of interest. As of the date of this policy, Columbus Circle may have a conflict of interest related to voting certain securities of publicly held companies to which the firm provides investment advisory services.

In the event of a vote involving a conflict of interest that does not meet the specific outlined parameters above or and requires additional company-specific decision-making, Columbus Circle will vote according to the voting recommendation of ISS. In the rare occurrence that ISS does not provide a recommendation, CCI may request client consent on the issue.

Eff. 01/20/2006

Copper Rock Capital Partners, LLC
Proxy Voting Policy
(as of June 2008)

When voting proxies on behalf of our clients, Copper Rock assumes a fiduciary responsibility to vote in our clients' best interests. In addition, with respect to benefit plans under the Employee Retirement Income Securities Act of 1974 (ERISA), Copper Rock acknowledges its responsibility as a fiduciary to vote proxies prudently and solely in the best interest of plan participants and beneficiaries. So that it may fulfill these fiduciary responsibilities to clients, Copper Rock has adopted and implemented these written policies and procedures reasonably designed to ensure that it votes proxies in the best interest of clients.

Proxy Voting Guidelines
Copper Rock acknowledges it has a duty of care to its clients that requires it to monitor corporate events and vote client proxies. To assist in this effort, Copper Rock has retained Risk Metrics (formerly Institutional Shareholder Services) to research and vote proxies. Risk Metrics provides proxy-voting analysis and votes proxies in accordance with predetermined guidelines. Relying on Risk Metrics to vote proxies ensures that Copper Rock votes in the best interest of its clients and insulates Copper Rock's voting decisions from potential conflicts of interest.

There may be occasions when Copper Rock determines that not voting a proxy may be in the best interest of clients; for example, when the cost of voting the proxy exceeds the expected benefit to the client. There may also be times when clients have instructed Copper Rock not to vote proxies or direct Copper Rock to vote proxies in a certain manner. Copper Rock will maintain written instructions from clients with respect to directing proxy votes.

Copper Rock also reserves the right to override Risk Metricsvote recommendations under certain circumstances. Copper Rock will only do so if it believes that changing such vote is in the best interest of clients. All overrides will be approved by an executive officer of Copper Rock and will be documented with the reasons for voting against the Risk Metrics recommendation.

Conflicts of Interest
Occasions may arise during the voting process in which the best interest of clients conflicts with Copper Rock's interests. In these situations ISS will continue to follow the same predetermined guidelines as formally agreed upon between Copper Rock and Risk Metrics before such conflict of interest existed. Conflicts of interest generally include (i) Copper Rock's having has a substantial business relationship with, or actively soliciting business from, a company soliciting proxies or (ii) personal or family relationships involving employees of Copper Rock, such as a spouse who serves as a director of a public company. A conflict could also exist if a substantial business relationship exists with a proponent or opponent of a particular initiative.

If Copper Rock learns that a conflict of interest exists, the proxy coordinator will prepare a report to the Compliance Committee that identifies (i) the details of the conflict of interest, (ii) whether or not the conflict is material, and (iii) procedures to ensure that Copper Rock makes proxy voting decisions based on the best interests of clients. If Copper Rock determines that a material conflict exists, it will defer to Risk Metrics to vote the proxy in accordance with the predetermined voting policy.

Voting Policies
Copper Rock has adopted the proxy voting policies developed by Risk Metrics. The policies have been developed based on Risk Metrics's independent, objective analysis of leading corporate governance

practices and the support of long-term shareholder value. Copper Rock may change its policies from time to time without providing notice of changes to clients.

Risk Metrics proxy voting policies include:

Management Proposals: Proposals introduced by company management will generally be voted in accordance with management's recommendations on the following types of routine management proposals:

- Election of Directors (uncontested)
- Approval of Independent Auditors
- Executive Compensation Plans
- Routine Corporate Structure, Share Issuance, Allocations of Income, Scrip Dividend Proposals, Increases in Capital or Par Value, and Share Repurchase Plans

Shareholder Proposals: At times shareholders will submit proposals that generally seek to change some aspect of a company's corporate governance structure or its business operations. Proxies will generally be voted against proposals motivated by political, ethical or social concerns. Proposals will be examined solely from an economic perspective. Proxies will generally be voted with management in opposition to shareholder resolutions which could negatively impact the company's ability to conduct business, and voted in support of the shareholder initiatives concerning the maximization of shareholder value.

Other (Non-Routine) Proposals: Non-routine proposals, introduced by company management or shareholders, are examined on a case-by-case basis. These are often more complex structural changes to a company such as a reorganization or merger, in which a variety of issues are considered including the benefits to shareholders' existing and future earnings, preservation of shareholder value, financial terms of the transaction and the strategic rationale for the proposal. The following are examples of proposals that are voted on a case-by-case basis:

- Reorganizations/Restructurings
- Amendments to the Articles of Association
- Non-Executive Director Compensation Proposals (cash and share based components)
- Increasing Borrowing Powers
- Debt Issuance Requests

Voting Process
Copper Rock has appointed the manager of operations to act as proxy coordinator. The proxy coordinator acts as coordinator with ISS ensuring proxies Copper Rock is responsible to vote are forwarded to ISS and overseeing that Risk Metrics is voting assigned client accounts and maintaining appropriate authorization and voting records.

After Risk Metricsis notified by the custodian of a proxy that requires voting and/or after Risk Metrics cross references its database with a routine download of Copper Rock holdings and determines a proxy requires voting, Risk Metrics will review the proxy and make a voting proposal based on the recommendations provided by Risk Metrics' research group. Any electronic proxy votes will be communicated to the proxy solicitor by Risk Metrics' Global Proxy Distribution Service while non-electronic ballots, or paper ballots, will be faxed, telephoned or sent via Internet. Risk Metrics assumes responsibility for the proxies to be transmitted for voting in a timely fashion and maintains a record of each vote, which is provided to Copper Rock on a quarterly basis. Copper Rock will make votes available to all separately managed accountholders upon request and will communicate votes to all mutual fund clients no less frequently than once a year.

<u>Proxy Voting Record</u>

Copper Rock's proxy coordinator will maintain a record containing the following information regarding the voting of proxies: (i) the name of the issuer, (ii) the exchange ticker symbol, (iii) the CUSIP number, (iv) the shareholder meeting date, (v) a brief description of the matter brought to vote; (vi) whether the proposal was submitted by management or a shareholder, (vii) how Risk Metrics/Copper Rock voted the proxy (for, against, abstained); and (viii) whether the proxy was voted for or against management.

<u>Obtaining a Voting Proxy Report</u>

Clients may request a copy of these policies and procedures and/or a report on how their individual securities were voted by calling Copper Rock's Head of Client Service, Lidney Motch, at (617) 369-7140. The report will be provided free of charge.

DWIGHT ASSET MANAGEMENT COMPANY

PROXY VOTING POLICY AND PROCEDURES

Dwight Asset Management Company ("Dwight") is a registered investment adviser specializing in fixed income and stable value strategies. As a stable value and fixed income manager, Dwight generally does not purchase voting securities on behalf of its clients. To the extent that a proxy voting situation arises, Dwight assumes a fiduciary responsibility to vote proxies in the best interest of its clients. In addition, with respect to employee benefit plans governed by the Employee Retirement Income Security Act ("ERISA") with respect to which Dwight has been granted voting discretion, Dwight is responsible as a fiduciary to vote proxies prudently and solely in the best interest of plan participants and beneficiaries. So that Dwight may fulfill these fiduciary responsibilities, Dwight has adopted and implemented these written policies and procedures which are designed to ensure that it votes proxies in the best interest of its clients.

Proxy Oversight Committee

Dwight has established a Proxy Oversight Committee (the "Committee"), consisting of the Chief Investment Officer, Head of Credit and the Chief Compliance Officer. The Committee is primarily responsible for:

- Approving Dwight's Proxy Voting Policy and Procedure.
- Reviewing proxy voting requests and determining the appropriate response.
- Seeking to identify and properly address conflicts of interest, or potential conflicts of interest, that may arise in the context of voting proxies.
- Reporting to the Investment and Risk Management Committee on a periodic basis.

The Committee has also authorized the Chief Compliance Officer or his or her designee to coordinate, execute and maintain appropriate records related to the proxy voting process.

Proxy Voting Guidelines

Dwight acknowledges it has a duty of care that requires it to monitor corporate actions and vote client proxies. If a client's custodian notifies Dwight of a proxy that requires voting on behalf of a client, Dwight will vote the proxy in accordance with these guidelines and any written guidelines or instructions from clients. In the event a client's written guidelines or instructions conflict with what is contained in this Policy, the client's written guidelines or instructions will prevail.

These guidelines are not rigid policy positions. Dwight will consider each corporate proxy statement on a case-by-case basis, and may vote in a manner different from that contemplated by these guidelines when deemed appropriate. There may be occasions when Dwight determines that not voting a proxy may be in the best interest of a client, for example, when the cost of voting the proxy exceeds the expected benefit to the client. Dwight may change these guidelines from time to time without providing notice of these changes to its clients.

Dwight's general proxy voting policy is described below along with Dwight's intended voting practices.

1. <u>General</u>: It is Dwight's policy to review each proxy statement on an individual basis and to base its voting decision on its judgment of what will serve the financial interests of its clients, the beneficial owners of the security. Economic and any other pertinent considerations will be evaluated.

2. <u>Management Proposals</u>: In general, it is Dwight's intention to vote on proposals introduced by company management in accordance with management's recommendations on the following types of management proposals:
   - Election of Directors
   - Approval of Independent Auditors
   - Executive Compensation Plans
   - Corporate Structure and Shareholder Rights

3. <u>Shareholder Proposals</u>: At times shareholders will submit proposals that generally seek to change some aspect of a company's corporate governance structure or its business operations. Dwight will examine each issue solely from an economic perspective. Generally Dwight will vote with management in opposition to shareholder resolutions which could negatively impact the company's ability to conduct business, and support the shareholder initiatives concerning the maximization of shareholder value.

4. <u>Other Situations</u>: No proxy voting policy can anticipate all potential proxy voting issues that may arise or address all the potential intricacies that may surround individual proxy votes, and for that reason, actual proxy votes may differ from the guidelines presented here. Consequently, other issues that appear on proxies are reviewed on a case-by-case basis and Dwight's vote is cast in a manner that we believe is in the best interest of the affected client(s).

Conflicts of Interest

Occasions may arise during the voting process in which a client's financial interests conflict with Dwight's interests. A conflict of interest may exist, for example, if Dwight has a business relationship with, or is actively soliciting business from, either (i) the company soliciting the proxy, or (ii) a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote. A business relationship includes, but is not limited to, employees serving as a director of the company or Dwight managing a company's pension fund. If Dwight is aware of a conflict of interest, Dwight will disclose the conflict to its client(s) and will vote the proxy as directed by the client(s).

Voting Process

Dwight has charged its Chief Compliance Officer or his or her designee with responsibility for acting as liaison with clients' custodian banks and assisting in the coordination and voting of proxies. After the Chief Compliance Officer or designee is notified of a proxy that requires voting, he or she will submit the proxy to the Proxy Oversight Committee for voting in-line with these procedures. The Chief Compliance Officer or designee is also responsible for ensuring that the proxies are transmitted for voting in a timely fashion and maintaining a record of the voting record to be made available to clients upon request.

Recordkeeping

Pursuant to Rule 204-2 of the Investment Advisers Act of 1940, Dwight will maintain the following records for five years from the end of the fiscal year during which the record was created in an easily accessible place, the first two years in its office:
   - Dwight's proxy voting policies and procedures, and any amendments thereto;
   - Proxy statements received regarding client securities;
   - Records of votes cast on behalf of clients;
   - Records of written client requests for voting information;
   - Records of written responses from Dwight to both written and verbal client requests; and

- Any other documents prepared that were material to Dwight's decision to vote a proxy or that memorialized the basis for the decision.

Obtaining a Voting Proxy Report

Clients may request additional copies of these policies and procedures and/or a report on how their individual securities were voted by calling or writing Chris Bolton, Compliance Officer, at 100 Bank St., Suite 800, Burlington, VT 05401 / (802) 862-4170.

August 2003
As amended December 2005

EAGLE ASSET MANAGEMENT, INC.

PROXY VOTING POLICY AND PROCEDURES

The exercise of proxy voting rights is an important element in the successful management of clients' investments. Eagle Asset Management recognizes its fiduciary responsibility to vote proxies solely in the best interests of both its ERISA and non-ERISA clients. We have therefore adopted the following proxy voting guidelines as a part of our overall goal of maximizing the growth of clients' assets.

Eagle generally votes proxies in furtherance of the long-term economic value of the underlying securities. We consider each proxy proposal on its own merits, and we make an independent determination of the advisability of supporting or opposing management's position. We believe that the recommendations of management should be given substantial weight, but we will not support management proposals which we believe are detrimental to the underlying value of clients' positions.

We usually oppose proposals which dilute the economic interest of shareholders, and we also oppose those that reduce shareholders' voting rights or otherwise limit their authority. With respect to takeover offers, Eagle calculates a "going concern" value for every holding. If the offer approaches or exceeds our value estimate, we will generally vote for the merger, acquisition or leveraged buy-out.

The following guidelines deal with a number of specific issues, particularly in the area of corporate governance. While they are not exhaustive, they do provide a good indication of Eagle's general approach to a wide range of issues. A list of Eagle's detailed voting guidelines is attached as *appendix A* and incorporates routine and non-routine proxy issues. On occasion we may vote a proxy otherwise than suggested by the guidelines, but departures from the guidelines will be rare, and we will explain the basis for such votes in our reports to clients.

If you have any questions about these guidelines, or about how we voted, or may vote, on a particular issue, please contact our Compliance Department at 1-800-237-3101.

I.   Directors and Auditors

Eagle generally supports the management slate of directors, although we may withhold our votes if the board has adopted excessive anti-takeover measures. (App. R1)

We favor inclusion of the selection of auditors on the proxy as a matter for shareholder ratification. As a general rule, in the absence of any apparent conflict of interest, we will support management's selection of auditors. (App. R8)

II.   Corporate Governance

In the area of corporate governance, Eagle will generally support proxy measures which we believe tend to increase shareholder rights.

        A.   Confidential Voting. We generally support proposals to adopt confidential voting and independent vote tabulation practices, which we believe lessen potential management pressure on shareholders and thus allow shareholders to focus on the merits of proxy proposals. (App S31)

B.   Greenmail. Unless they are part of anti-takeover provisions, we usually support anti-greenmail proposals because greenmail tends to discriminate against shareholders other than the greenmailer and may result in a decreased stock price. (App S23)

C.   Indemnification of Directors. We usually vote in favor of charter or by-law amendments which expand the indemnification of directors or limit their liability for breaches of care, because we believe such measures are important in attracting competent directors and officers. (App R4)

D.   Cumulative Voting Rights. We usually support cumulative voting as an effective method of guaranteeing minority representation on a board.(App N17, S24)

E.   Opt Out of Delaware. We usually support by-law amendments requiring a company to opt out of the Delaware takeover statute because it is undemocratic and contrary to the principle that shareholders should have the final decision on merger or acquisition. (App S15, S46)

F.   Increases in Common Stock. We will generally support an increase in common stock of up to three times the number of shares outstanding and scheduled to be issued, including stock options, provided the increase is not intended to implement a poison pill defense. (App R18)

Eagle generally votes against the following anti-takeover proposals, as we believe they diminish shareholder rights.

A.   Fair Price Amendments. We generally oppose fair price amendments because they may deter takeover bids, but we will support those that consider only a two year price history and are not accompanied by a supermajority vote requirement.(App N3)

B.   Classified Boards. We generally oppose classified boards because they limit shareholder control. (App N4)

C.   Blank Check Preferred Stock. We generally oppose the authorization of blank check preferred stock because it limits shareholder rights and allows management to implement anti-takeover policies without shareholder approval. (App N2)

D.   Supermajority Provisions. We usually oppose supermajority-voting requirements because they often detract from the majority's rights to enforce its will. (App N5, S32)

E.   Golden Parachutes. We generally oppose golden parachutes, as they tend to be excessive and self-serving, and we favor proposals which require shareholder approval of golden parachutes and similar arrangements. (App S18)

F.   Poison Pills. We believe poison pill defenses tend to depress the value of shares. Therefore, we will vote for proposals requiring (1) shareholder ratification of poison pills, (2) sunset provision for existing poison pills, and (3) shareholder vote on redemption of poison pills. (App N1)

G.   Reincorporation. We oppose reincorporation in another state in order to take advantage of a stronger anti-takeover statute. (App S15)

H.   Shareholder Rights. We oppose proposals which would eliminate, or limit, the rights of shareholders to call special meetings and to act by written consent because they detract from basic shareholder authority. (App S26-S30)

Eagle generally votes on other corporate governance issues as follows:

A. Other Business. Absent any compelling grounds, we usually authorize management to vote in its discretion. (App R22)

B. Differential Voting Rights. We usually vote against the issuance of new classes of stock with differential voting rights, because such rights can dilute the rights of existing shares. (App N27)

C. Directors-Share Ownership. While we view some share ownership by directors as having a positive effect, we will usually vote against proposals requiring directors to own a specific number of shares. (App S5)

D. Independent Directors. While we oppose proposals which would require that a board consist of a majority of independent directors, we may support proposals which call for some independent positions on the board. (App S11)

E. Preemptive Rights. We generally vote against preemptive rights proposals, as they may tend to limit share ownership, and they limit management's flexibility to raise capital. (App N21, S25)

F. Employee Stock Ownership Plans (ESOPs). We evaluate ESOPs on a case-by-case basis. We usually vote for unleveraged ESOPs if they provide for gradual accumulation of moderate levels of stock. For leveraged ESOPs, we examine the company's state of incorporation, existence of supermajority vote rules in the charter, number of shares authorized for ESOP and number of shares held by insiders. We may also examine where the ESOP shares are purchased and the dilutive effect of the purchase. We vote against leveraged ESOPs if all outstanding loans are due immediately upon a change in control or if the ESOP appears to be primarily designed as an anti-takeover device. (App R21)

III. Compensation and Stock Option Plans

We review compensation plan proposals on a case-by-case basis. We believe that strong compensation programs are needed to attract, hold and motivate good executives and outside directors, and so we generally tend to vote with management on these issues. However, if the proposals appear excessive, or bear no rational relation to company performance, we may vote in opposition.

With respect to compensation plans which utilize stock options or stock incentives, our analyses generally have lead us to vote with management. However, if the awards of options appear excessive, or if the plans reserve an unusually large percentage of the company's stock for the award of options, we may oppose them because of concerns regarding the dilution of shareholder value. Compensation plans that come within the purview of this guideline include long-range compensation plans, deferred compensation plans, long-term incentive plans, performance stock plans, and restricted stock plans and share option arrangements. (App N7)

IV. Social Issues

Eagle has a fiduciary duty to vote on all proxy issues in furtherance of the long-term economic value of the underlying shares. Consistent with that duty, we have found that management generally analyzes such issues on the same basis, and so we generally support management's recommendations on social issue proposals. (App S40—S65)

Examples of proposals in this category include:

1. Anti - Abortion.
2. Affirmative Action.
3. Animal Rights.
    a. Animal Testing.
    b. Animal Experimentation.
    c. Factory Farming.
4. Chemical Releases.
5. El Salvador.
6. Environmental Issues.
    a. CERES Principles.
    b. Environmental Protection.
7. Equal Opportunity.
8. Discrimination.
9. Government Service.
10. Infant Formula.
11. Israel.
12. Military Contracts.
13. Northern Ireland.
    a. MacBride Principles.
14. Nuclear Power.
    a. Nuclear Waste.
    b. Nuclear Energy Business.
15. Planned Parenthood Funding.
16. Political Contributions.
17. South Africa.
    a. Sullivan Principles.
18. Space Weapons.
19. Tobacco-Related Products.
20. World Debt.

VII.   Conflicts of Interest

Investment advisers who vote client proxies may, from time to time, be faced with situations which present the adviser with a potential conflict of interest. For example, a conflict of interest could exist where Eagle, or an affiliate, provides investment advisory services, or brokerage or underwriting services, to a company whose management is soliciting proxies, and a vote against management could harm Eagle's, or the affiliate's, business relationship with that company. Potential conflicts of interest may also arise where Eagle has business or personal relationships with other proponents of proxy proposals, participants in proxy contests, or corporate directors or candidates for directorships.

Eagle addresses the potential conflict of interest issue primary by voting proxies in accordance with the predetermined set of Guidelines described above. With very few exceptions, Eagle's proxy votes are cast as prescribed by our guidelines. On the rare occasion where a portfolio manager may recommend a vote contrary to Eagle's Guidelines, Eagle's Compliance Department will review the proxy issue and the recommended vote to ensure that the vote is cast in compliance with Eagle's overriding obligation to vote proxies in the best interests of clients and to avoid conflicts of interest. By limiting the discretionary factor in the proxy voting process, Eagle is confident that potential conflicts of interest will not affect the manner in which proxy voting rights are exercised.

VIII.   Record Keeping

The following documents related to Proxy Voting are kept by Eagle Compliance in accordance with Rule 204-2 of the Investment Advisers Act.

- ➢ Copy of each proxy statement received.
- ➢ Record of each vote cast.
- ➢ Copy of any documents created by Eagle that was material to making a decision how to vote proxies on behalf of a client or that memorializes the basis for that decision.
- ➢ Copy of each written client request for information on how Eagle voted proxies on behalf of the client.
- ➢ Copy of all written responses by Eagle to client who requested (written or oral) information on how the Eagle voted proxies on behalf of the client.

Attached is appendix A which details Eagle's proxy voting guidelines for Routine, Non-Routine and Non-Routine Shareholder proposals.

Heitman Real Estate Securities LLC
Proxy Voting Policies and Procedures
May 2008

Heitman Real Estate Securities LLC ("HRES"), a wholly-owned subsidiary of Heitman LLC ("Heitman"), provides investment advisory services to its clients with respect to publicly traded real estate securities. It is HRES's general policy that with respect to all clients where HRES has authority to vote proxies, such proxies will always be voted, or not voted, in all cases in the best interest of such clients.

HRES utilizes the services of an independent unaffiliated proxy firm, ISS Governance Services ("ISS"). ISS is responsible for: notifying HRES in advance of the shareholder meeting at which the proxies will be voted; providing the appropriate proxies to be voted; providing independent research on corporate governance, proxy and corporate responsibility issues; recommending actions with respect to proxies which are always deemed by ISS to be in the best interests of the shareholders; and maintaining records of proxy statement received and votes cast.

HRES will consider each corporate proxy statement on a case-by-case basis, and may vote a proxy in a manner different from that recommended by ISS when deemed appropriate by HRES. There may also be occasions when HRES determines, contrary to the ISS voting recommendation for a particular proxy, that not voting such proxy may be more in the best interest of clients, such as (i) when the cost of voting such proxy exceeds the expected benefit to the client or (ii) if HRES is required to re-register shares of a company in order to vote a proxy and that re-registration process imposes trading and transfer restrictions on the shares, commonly referred to as "blocking."

HRES's general guidelines as they relate to voting certain common proxy proposals are described below:

Adoption of confidential voting	For
Adoption of Anti-greenmail charter of bylaw amendments	For
Amend bylaws or charters for housekeeping changes	For
Elect Directors annually	For
Fix the size of the Board	For
Give Board ability to amend bylaws in addition to Shareholders	For
Lower supermajority Shareholder vote requirements	For
Ratify Auditors	For
Require Majority of Independent Directors	For
Require Shareholder approval of Golden or Tin Parachutes	For
Restore or Provide Shareholders with rights of appraisal	For
Restore Shareholder ability to remove directors with our without cause	For
Seek reasonable Audit rotation	For
Shareholders' Right to Act independently of management	For
Shareholders' Right to Call Special Meeting	For
Shareholders' Right to Act by Written Consent	For
Stock Repurchase Plans	For
Stock Splits	For
Submit Poison Pill for Shareholder ratification	For
Blank Check Preferred Stock	Against
Classified Boards	Against
Dual Classes of Stock	Against
Give Board exclusive authority to amend bylaws	Against
Limited Terms for Outside Directors	Against
Payment of Greenmail	Against

Provide Management with authority to adjourn an annual or special meeting	Against
Require Director Stock Ownership	Against
Restrict or Prohibit Shareholder ability to call special meetings	Against
Supermajority Vote Requirement	Against
Supermajority Provisions	Against
Adopt/Amend Stock Option Plan	Case-by-Case
Adopt/Amend Employee Stock Purchase Plan	Case-by-Case
Approve Merger/Acquisition	Case-by-Case
Authorize Issuance of Additional Common Stock	Case-by-Case
Consider Non-financial Effects of Merger	Case-by-Case
Director Indemnification	Case-by-Case
Election of Directors	Case-by-Case
Fair Price Requirements	Case-by-Case
Issuance of authorized Common Stock	Case by Case
Limitation of Executive/Director Compensation	Case-by-Case
Reincorporation	Case-by-Case
Require Shareholder Approval to Issue Preferred Stock	Case-by-Case
Spin-Offs	Case-by-Case
Shareholder proposal to redeem Poison Pill	Case-by-Case
Social and Environmental Issues	Case-by-Case

The foregoing are only general guidelines and not rigid policy positions.

HRES has established a Proxy Policies and Procedures Oversight Committee (the "Proxy Committee"), consisting of HRES's Chief Investment Officer, Heitman's Chief Financial Officer, HRES's Deputy Compliance Officer and Heitman's in-house Special Counsel. The Proxy Committee is responsible for (i) designing and reviewing from time to time these Policies and Procedures and (ii) reviewing and addressing all instances where a HRES portfolio manager determines to respond to an issue in a proxy in a manner inconsistent with this Policy and/or identifies actual or perceived potential conflicts of interests in the context of voting proxies.

As a general rule, HRES's Proxy Voting Clerk votes all U.S. and non-U.S. proxies to which HRES is entitled to vote. HRES's proxy voting policy is as follows:

    (a) HRES's Proxy Voting Clerk will print a Proxy Analysis Report containing a compilation of "FOR", "AGAINST", "ABSTAIN", and "WITHHOLD" recommendations received from ISS with respect to the issues on a particular proxy;

    (b) HRES's Proxy Voting Clerk will send the Proxy Analysis Report to the portfolio manager within HRES who is responsible for review of the company conducting the proxy;

    (c) In reviewing the recommendations to determine how to respond to the proxy in the best interest of clients, the HRES portfolio manager may consider information from various sources, such as another HRES portfolio manager or research analyst, management of the company conducting the proxy, and shareholder groups, as well as the possibility of any actual or perceived potential conflicts of interest between HRES and its clients with respect to such proxy;

    (d) The HRES portfolio manager will return the Proxy Analysis Report to HRES's Proxy Voting Clerk indicating his or her recommendation as to how to respond to such proxy, as well as a description and explanation of any actual or perceived potential conflicts of interest between HRES and its clients with respect to such proxy. Instances where the HRES portfolio manager recommends responding to a particular proxy contrary to the general voting guidelines provided in this Policy or contrary to the ISS recommendation with respect to such proxy, and/or perceives an actual or potential conflict of interests are considered "exceptions;"

(e) With respect to any proxy, HRES's Proxy Voting Clerk will compile all exceptions in a written Proxy Vote Exception Report and forward it promptly to the members of HRES's Proxy Committee;

(f) HRES's Proxy Committee may confirm or overturn any recommendations by HRES's portfolio manager. In instances where potential conflicts of interest have been highlighted in the Proxy Voting Exception Report, HRES's Proxy Committee will evaluate whether an actual or potential material conflict of interests exists and, if so, how it should be addressed in voting or not voting the particular proxy. Although any three members of the Proxy Committee shall constitute a quorum for the purposes of conducting the Proxy Committee's business, the votes of not less than three members of the overall Proxy Committee shall be required to confirm any recommendations by HRES's portfolio manager to vote any proxy issue contrary to the ISS recommendation as to how to vote that issue;

(g) In all instances where a Proxy Vote Exception Report has been generated, HRES's Deputy Compliance Officer or another member of HRES's Proxy Committee will inform HRES's Proxy Voting Clerk in writing of the Proxy Committee's determination as to how to respond to such proxy promptly after such Proxy Committee has reached its conclusions (a "Proxy Committee Report");

(h) Wherever a Proxy Committee Report has been generated for a particular proxy, HRES's Proxy Voting Clerk will respond to the proxy in question in accordance with such Report except to the extent in a non-conflicts of interest situation that a particular HRES client has advised HRES in writing that the particular proxy or proxies of that type should be responded to in a particular fashion, in which circumstance HRES's Proxy Voting Clerk will respond to the proxy in question in accordance with such advice;

(i) In all other cases, HRES's Proxy Voting Clerk will respond to the proxy in accordance with the recommendations of ISS; and

(j) The Proxy Voting Clerk will prepare a Proxy Voting Summary for the Proxy Committee on a periodic basis containing all ISS proxy vote recommendations that were overridden during the period and also highlighting any proxy issues that were identified as presenting actual and/or potential conflicts of interest and how they were addressed.

The Proxy Committee may decide to take one of the following courses of action with respect to actual or potential conflicts of interest: (1) independently determine that no material conflict of interest exists or will likely potentially exist, (2) respond to such proxy in strict accordance with the recommendations of ISS or (3) take another course of action that, in the opinion of the Proxy Committee, adequately addresses the issue.

The following proxy materials and records are maintained by HRES for a period of five years in an easily accessible place, the first two years in HRES's office:

o These policies and procedures, and any amendments thereto;

o Each proxy statement (maintained on the ISS website);

- o Record of each vote cast and each abstention (maintained on the ISS website);

- o Documentation, if any, created by HRES that was material to making a decision how to respond to proxies memorializing the basis for that decision;.

- o Any other reports or memorializations prepared according to the above procedures; and

- o Each written client request for information and a copy of any written response by HRES to a client's written or oral request for information.

Clients may request a copy of these policies and procedures and/or a report on how their individual securities were voted by calling HRES's Deputy Compliance Officer at 1-800-225-5435, ext. 4150.   The report will be provided free of charge.

Liberty Ridge Capital, Inc.

Proxy Voting Policy and Procedures

Introduction

Liberty Ridge Capital, Inc. ("LRC") recognizes that proxies have an economic value. In voting proxies, we seek to maximize the economic value of clients' assets by casting votes in a manner that we believe to be in the best interest of the affected client(s). Proxies are considered client assets and are managed with the same care, skill and diligence as all other client assets. When voting proxies, we adhere to this Policy and Procedures and any written guidelines or instructions from clients. In the event a client's written guidelines or instruction conflict with what is contained in this Policy and Procedures, the client's written guidelines or instructions will prevail**.**

Proxy Oversight Committee

LRC has established a Proxy Oversight Committee (the "Committee"), consisting of the following employees:
Chief Investment Officer (CEO, CIO, PM/Analyst)
Chief Compliance Officer (President, COO)
Portfolio Manager (VP)
Trader (VP)

The Committee is primarily responsible for:

♦ Approving LRC's Proxy Voting Policy (the "Policy") and related Procedures;
♦ Reviewing reports of proxy votes cast;
♦ Reviewing proxies that are voted in a manner that is inconsistent with the recommendations of a designated, independent third-party proxy research provider;
♦ Seeking to identify and properly address material conflicts of interest that may arise ;
♦ Acting as a resource for investment personnel on proxy matters when needed.

Proxy Voting Service

The Committee has authorized the appointment of an independent third-party to provide research on proxy matters and voting recommendations, and to cast votes on behalf of LRC. The independent third party will execute and maintain appropriate records related to the proxy voting process, and LRC will have access to those records. LRC will maintain records of differences, if any, between this Policy and the actual votes cast.

Proxy Voting Guidelines

LRC has reviewed the independent third party's voting recommendations and have determined that the policy provides guidance in the best interest of our clients. A copy of these guidelines is attached to this policy.

Conflict of Interest Identification and Resolution

LRC seeks to minimize the potential for conflict by utilizing the services of the independent third-party to provide voting recommendations that are consistent with relevant requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and the U.S. Department of Labor's interpretations thereof. Occasions may arise during the voting process in which the best interest of clients might conflict with the third-party vendor's interests. The third-party vendor has developed an insulated wall ("chinese wall") as security between its proxy recommendation service and the other services it provides to clients who may also be a portfolio company for which proxies are solicited. Furthermore, the third-party vendor will periodically provide a list of its clients to LRC, and LRC will compare the client list to meetings voted to identify situations where the independent third party provided recommendations relating to one of its clients. These situations will be summarized and provided to the Committee so that LRC is aware of such situations, and may address any identified conflicts.

While it is generally expected that most proxies will be voted consistent with the research provider's recommendation, there may be instances where a member of the investment team believes that under the circumstances, an issue should be voted in a manner which differs from the recommended vote. In reviewing the recommendations to determine how to vote the proxy in the best interest of clients, the research analyst may consider information from various sources, such as another investment professional, management of the company conducting the proxy, shareholder groups, and other relevant sources.   These instances are considered an "Override" and all such overrides must be described on the Proxy Voting Override Form and approved by the CIO and CCO and subsequently reported to the Committee. In approving any such Override, the CIO and CCO will use their best judgment to ensure that the vote is cast in the best interest of the affected client(s).

In an effort to ensure that material conflicts of interest or potential conflicts of interest have been identified in Override situations, LRC has developed a Proxy Vote Watch List (the "Watch List"). The Watch List, which is maintained by the CCO, summarizes public companies with whom LRC may have a material conflict of interest with a client in voting a proxy. These may include the following situations:

- Public companies with whom LRC has a current or prospective material business relationship;
- Public companies for whom LRC directly or indirectly provides investment advisory services (e.g. a separate account client, a wrap sponsor);
- Public companies where a LRC employee, or spouse of a LRC employee, is a senior officer, director or has a material business relationship;
- Other situations that may arise from time-to-time and will be evaluated based on specific facts and circumstances and added to the Watch List if deemed appropriate.

All Overrides approved that related to companies for which a potential conflict of interest has been identified are reviewed by the Committee for their evaluation and input as to how the conflict of interest should be resolved. If a member of the Committee themselves are the source of the conflict, they will not participate in the decision on how to resolve the conflict or determine how to vote the proxy.

In resolving a conflict, the Committee may decide to take one of the following courses of action: (1) determine that the conflict or potential conflict is not material, (2) request that disclosure be made to clients for whom proxies will be voted to disclose the conflict of interest and the recommended proxy vote and to obtain consent from such clients, (3) engage an independent third-party or fiduciary to determine how the proxies should be voted, (4) abstain from voting or (5) take another course of action that, in the opinion of the Committee, adequately addresses the potential for conflict.

Duty of Employees

Employees are required to report to the CCO any improper influence regarding proxy voting.

Disclosure to Clients

Liberty Ridge's Form ADV will include a description of this Policy and, upon request, Liberty Ridge Capital, Inc. will provide clients a copy of the complete Policy. LRC will also provide to clients, upon request, information on how their securities were voted. Upon a client's request, LRC will provide a report of any identified proxy voting conflict and how each conflict was resolved.

Proxy Voting Operational Procedures

Reconciliation Process

LRC and the custodian each provide holdings to the independent third party on a daily basis. Proxy materials are sent to the independent third party, who verifies that materials for future shareholder meetings are received for each record date position. The independent third party researches and resolves situations where expected proxy materials have not been received. The independent third party will also notify LRC of any proxy materials received that were not expected.

Voting Identified Proxies

A proxy is identified when it is reported through a third-party vendor's automated system or when a custodian bank notifies the independent third party of its existence. As a general rule, LRC votes all U.S. and non-U.S. proxies to which LRC is entitled to vote that are identified within the solicitation period. Consistent with Department of Labor Interpretative Bulleting 94-2 relating to ERISA proxy voting, LRC may apply a cost-benefit analysis to determine whether to vote a non-U.S. proxy. For example, if LRC is required to re-register shares of a company in order to vote a proxy and that re-registration process imposes trading and transfer restrictions on the shares, commonly referred to as "blocking," LRC generally abstains from voting that proxy. Although not necessarily an exhaustive list, other instances in which LRC may be unable or may determine not to vote a proxy are as follows: (1) situations where the underlying securities have been lent out pursuant to a client's securities lending program; (2) instances when proxy materials are not delivered in a manner that provides sufficient time to analyze the proxy and make an informed decision by the voting deadline.

Proxy Oversight Procedures

1. LRC prepares a Proxy Voting Record Report for the Committee on a periodic basis. The Proxy Voting Record Report includes all proxies that were voted during a period of time.

2. LRC prepares a summary of meetings voted where the company is also included on the list of the third-party vendor's clients. This summary is reviewed by the Committee on a periodic basis to determine whether potential for conflicts may exist.

3. LRC also prepares a Proxy Override Summary Report that documents all votes that were overridden during the period. The Proxy Override Summary Report describes any potential conflicts of interest that have been identified and their resolution. These reports are periodically reviewed by the Committee.

Maintenance of Proxy Voting Records

The following records are maintained for a period of six years, with records being maintained for the first two years on site:

- o These policy and procedures, and any amendments thereto;
- o Each proxy statement (the majority of which are maintained on a third-party automated system);
- o Record of each vote cast ;
- o Documentation, if any, created by LRC that was material to making a decision how to vote proxies on behalf of a client or that memorializes the basis for a decision;
- o Various reports related to the above procedures; and
- o Each written client request for information and a copy of any written response by LRC to a client's written or oral request for information.

Adopted: as of February 2006

Munder Capital Management

PROXY VOTING POLICY

Munder has adopted and implemented Proxy Voting Policies and Procedures ("Proxy Procedures") and has established a "Proxy Committee" as a means reasonably designed to ensure that Munder votes any proxy or other beneficial interest in an equity security prudently and solely in the best interest of advisory clients and their beneficiaries considering all relevant factors and without undue influence from individuals or groups who may have an economic interest in the outcome of a proxy vote.

Munder has retained Institutional Shareholder Services ("ISS") to review proxies received for client accounts and recommend how to vote them. ISS has established voting guidelines that are consistent in all material respects with the policies and the process noted herein. Munder has also retained ISS to provide its voting agent service. As such, ISS is responsible for ensuring that all proxy ballots are submitted in a timely manner. At least annually, the Proxy Committee will review ISS's "Proxy Voting Guidelines" to confirm that they are consistent in all material respects with Munder's Proxy Procedures. The Proxy Committee meets as needed to administer Munder's proxy review and voting process and revise and update the Proxy Procedures as appropriate. At least monthly, the Proxy Committee reviews selected recommendations made by ISS to further the goal of voting proxies in a manner consistent with the best interest of advisory clients.

Munder generally will vote proxies consistent with ISS's recommendations without independent review, unless the subject matter of the proxy solicitation raises complex, unusual or significant issues and the cost of reviewing ISS's advice and recommendations with respect to a particular proxy does not outweigh the potential benefits to clients from the review of ISS's advice and recommendations. In addition, the Proxy Committee will review ISS's recommendations if client holdings for a particular issuer are of meaningful size or value.

For these purposes, the holding of a particular issuer would be considered to be meaningful if: (i) the particular issuer soliciting proxies or to whom the proxy solicitation relates represents at least two percent (2%) of the fair market value of any advisory client's account and the fair market value of the portfolio holding is at least one million dollars ($1,000,000); or (ii) all client accounts with respect to which Munder holds full discretionary authority to vote a client's proxies hold, in the aggregate, at least one percent (1%) of the outstanding voting shares of the issuer.

In each instance where Munder does not separately review ISS's recommendations, clients' proxies will always be voted consistent with ISS's recommendations. In each instance where Munder does separately review ISS's recommendation, Munder may vote differently from ISS's recommendation, if, based upon certain criteria generally described in the following paragraph, Munder determines that such vote is in the best interests of advisory clients.

Munder generally is willing to vote with recommendations of management on matters of a routine administrative nature (e.g., appointment or election of auditors). Munder's position is that management should be allowed to make those decisions that are essential to the ongoing operation of the company and that are not expected to have a major economic impact on the corporation and its shareholders. Munder generally is opposed to special interest proposals that involve an economic cost to the corporation or that restrict the freedom of management to operate in the best interest of the corporation and its shareholders. With respect to those issues, Munder will generally refrain from voting or vote with management. Munder is generally not willing to vote with management on proposals that have the potential for major adverse economic impact on the corporation and the long-term value of its shares (e.g., executive compensation issues) without independent analysis. Munder believes that the owners of the corporation should carefully analyze and decide such issues on a case-by-case basis.

From time to time a portfolio manager, an analyst or a member of the Proxy Committee may disagree with ISS's recommendation on how to vote proxies for one or more resolutions. However, because Munder may have business interests that expose it to pressure to vote a proxy in a manner that may not be in the best interest of its clients, all requests to vote differently from the ISS recommendation with respect to a particular matter must be submitted to the Proxy Committee and Munder's legal/compliance department ("Legal/Compliance Department") for independent review. In that review, the Proxy Committee seeks to determine whether the request is in the best interests of advisory clients and to identify any actual or potential conflicts between the interests of Munder and those of the client. If the Proxy Committee approves the request, it is then submitted to the Legal/Compliance Department for review of any actual or potential conflicts of interest that have been identified. The Legal/Compliance Department must approve a request before it is implemented. Such a request for approval will be accompanied by a written description of the conflict. The Legal/Compliance Department may approve a request only under the following conditions:

(i)   *No Conflict*. No conflict of interest is identified.

(ii)   *Immaterial or Remote Conflict*. A potential or actual conflict of interest is identified, but such conflict, in the reasonable judgment of the Legal/Compliance Department, is so clearly immaterial or remote as to be unlikely to influence any determination made by the Proxy Committee.

(iii)   *Material Conflict*. In the event a potential or actual conflict of interest is identified and appears to be material, the Legal/Compliance Department may approve the request only with written approval from its applicable clients. If an override request is approved by clients holding a majority of the subject shares over which Munder has voting discretion, the Legal/Compliance Department may approve the override with respect to all applicable clients without seeking or obtaining additional approval from each of them.

However, to the extent Munder receives instructions of any client, Munder will vote such client's shares in accordance with its instructions. If no instructions are received or approval is not obtained from clients holding a majority of the subject shares held by unaffiliated clients, Munder will vote the shares in accordance with ISS's recommendation.

Thomson Horstmann & Bryant, Inc.

PROXY VOTING POLICY

At Thomson Horstmann & Bryant Inc (THB), we consider proxy voting to be an important responsibility. THB has adopted and implemented policies and procedures that we believe are reasonably designed to ensure that proxies are voted in the best interest of our clients. In accordance with SEC Rule 206(4)-6 we are required to describe our proxy voting procedures for our clients. THB votes proxies on behalf of all clients unless we are specifically requested not to.

Executive Compensation: THB votes to encourage reasonable compensation of executives, and particularly, compensation that is linked to financial performance. THB votes against stock option and incentive plans that are excessive and inconsistent with a company's overall financial situation.

Board of Directors: THB will generally vote against a proposal to stagger the length of director's terms.

Auditors: THB will generally vote to ratify management's recommendation and selection of auditors.

Corporate Actions: THB looks at all mergers and other corporate actions on a case-by-case basis. We evaluate mergers by looking at the financial impact on our investment.

Unusual Items: Companies use various mechanisms to deter attempted takeovers. THB evaluates these situations on a case-by-case basis. However, THB generally votes to discourage the use of these mechanisms such as two classes of stock with different voting rights.

Routine Items: THB supports management proposals on routine items. Any officer of THB can approve voting on routine items.

Client Requests for Information: In response to any request THB will prepare a written response to the client with the information requested.

Conflicts of Interest: If a material conflict of interest exists, THB will determine whether it is appropriate to disclose the conflict to the affected clients, to give the clients an opportunity to vote the proxies themselves, or to address the voting issue through other objective means such as voting in a manner consistent with a predetermined voting policy or receiving an independent third party voting recommendation.

Recordkeeping: THB shall retain the following proxy records in accordance with the SEC's five-year retention requirement.

- These policies and procedures and any amendments;

- Each proxy statement that THB receives;

- A record of each vote that THB casts;

- Any document THB created that was material to making a decision how to vote proxies, or that memorializes that decision

- A copy of each written request from a client for information on how THB voted such client's proxies, and a copy of any written response.

Thompson, Siegel & Walmsley LLC

PROXY VOTING POLICY

Thompson, Siegel & Walmsley LLC (TS&W) acknowledges it has a fiduciary obligation to its clients that requires it to monitor corporate events and vote client proxies. TS&W has adopted and implemented written policies and procedures reasonably designed to ensure that proxies for domestic and foreign stock holdings are voted in the best interest of our clients on a best efforts basis. TS&W recognizes that it (i) has a fiduciary responsibility under the Employee Retirement Income Securities Act (ERISA) to vote proxies prudently and solely in the best interest of plan participants and beneficiaries (ii) will vote stock proxies in the best interest of the client (non-ERISA) when directed (together, our "clients"). TS&W has developed its policy to be consistent with, wherever possible, enhancing long-term shareholder value and leading corporate governance practices. TS&W has retained the services of Institutional Shareholder Services ("ISS") which is an indirect wholly-owned subsidiary of Risk Metrics Group, Inc. ("RMG"). ISS is a Registered Investment Adviser under the Investment Advisers Act of 1940. As a leading provider of proxy voting and corporate governance services with 20+ years of experience, ISS serves more than 1,700 institutions. ISS's core business is to analyze proxies and issue informed research and objective vote recommendations for more than 38,000 companies across 115 markets worldwide. ISS provides TS&W proxy proposal research and voting recommendations and votes accounts on TS&W's behalf under the guidance of ISS's standard voting guidelines which include:

- Operational Issues
- Board of Directors
- Proxy Contests
- Anti-takeover Defenses and Voting Related Issues
- Mergers and Corporate Restructurings
- State of Incorporation
- Capital Structure
- Executive & Director Compensation
  - Equity Compensation Plans
  - Specific Treatment of Certain Award Types in Equity Plan Evaluations
  - Other Compensation Proposals & Policies
  - Shareholder Proposals on Compensation

- Corporate Responsibility
  - Consumer Issues and Public Safety
  - Environment and Energy
  - General Corporate Issues
  - Labor Standards and Human Rights
  - Military Business
  - Workplace Diversity
- Mutual Fund Proxies

TS&W's proxy coordinator is responsible for monitoring ISS's voting procedures on an ongoing basis. TS&W's general policy regarding the voting of proxies is as follows:

Proxy Voting Guidelines:

Routine and/or non-controversial, general corporate governance issues are normally voted with management; this would include the Approval of Independent Auditors.

Occasionally, ISS may vote against management's proposal on a particular issue; such issues would generally be those deemed likely to reduce shareholder control over management, entrench management at the expense of shareholders, or in some way diminish shareholders' present or future value. From time to time TS&W will receive and act upon the client's specific instructions regarding proxy proposals. TS&W reserves the right to vote against any proposals motivated by political, ethical or social concerns. TS&W and ISS will examine each issue solely from an economic perspective.

- A complete summary of ISS's voting guidelines, domestic & foreign, are available at:

  www.issproxy.com/issgovernance/policy/2008policy.html

Conflicts of Interest

- Occasions may arise during the voting process in which the best interest of the clients conflicts with TS&W's interests. Conflicts of interest generally include (i) business relationships where TS&W has a substantial business relationship with, or is actively soliciting business from, a company soliciting proxies (ii) personal or family relationships whereby an employee of TS&W has a family member or other personal relationship that is affiliated with a company soliciting proxies, such as a spouse who serves as a director of a public company. A conflict could also exist if a substantial business relationship exists with a proponent or opponent of a particular initiative. If TS&W determines that a material conflict of interest exists, TS&W will instruct ISS to vote using ISS's standard policy guidelines which are derived independently from TS&W.

Proxy Voting Process:

- Upon timely receipt of proxy materials, ISS will automatically release vote instructions on client's behalf as soon as custom research is completed. TS&W retains authority to override the votes (before cut-off date) if they disagree with the vote recommendation.

- The Proxy Coordinator will monitor the voting process at ISS via Governance Analytics website (ISS's online voting and research platform). Records of which accounts are voted, how accounts are voted, and how many shares are voted are kept electronically with ISS.

- For proxies not received at ISS, TS&W and ISS will make a best efforts attempt to receive ballots from the clients' custodian.

- TS&W will be responsible for account maintenance – opening and closing of accounts, transmission of holdings and account environment monitoring.

- Associate Portfolio Manager (proxy oversight representative) will keep abreast of any critical or exceptional events or events qualifying as a conflict of interest via Governance Analytics website and via email. TS&W has the ability to override vote instructions and the Associate Portfolio Manager will consult with TS&W's Investment Policy Committee or product managers in these types of situations.

- All proxies are voted solely in the best interest of clients.

- Proactive communication takes place via regular meetings with ISS's Client Relations Team.

Practical Limitations Relating to Proxy Voting

While TS&W makes a best effort to vote proxies, in certain circumstances it may be impractical or impossible for TS&W to do so. Identifiable circumstances include:

- **Limited Value.** TS&W may abstain from voting in those circumstances where it has concluded to do so would have no identifiable economic benefit to the client-shareholder,

- **Unjustifiable Cost.** TS&W may abstain from voting when the costs of or disadvantages resulting from voting, in TS&W's judgment, outweigh the economic benefits of voting.

- **Securities Lending.** Certain of TS&W's clients engage in securities lending programs under which shares of an issuer could be on loan while that issuer is conducting a proxy solicitation. As part of the securities lending program, if the securities are on loan at the record date, the client lending the security cannot vote that proxy. Because TS&W generally is not aware of when a security may be on loan, it does not have an opportunity to recall the security prior to the record date. Therefore, in most cases, those shares will not be voted and TS&W may not be able fully to reconcile the securities held at record date with the securities actually voted.

- **Failure to Receive Proxy Statements**. TS&W may not be able to vote proxies in connection with certain holdings, most frequently for foreign securities, if it does not receive the account's proxy statement in time to vote the proxy.

Proxy Voting Records & Reports

- The proxy information is maintained by ISS. on TS&W's behalf and includes the following: (i) name of the issuer, (ii) the exchange ticker symbol, (iii) the CUSIP number, (iv) the shareholder meeting date, (v) a brief description of the matter brought to vote; (vi) whether the proposal was submitted by management or a shareholder, (vii) how the proxy was voted (for, against, abstained), (viii) whether the proxy was voted for or against management, and (ix) documentation materials to make the decision. TS&W's Proxy Coordinator coordinates retrieval and report production as required or requested.

- Clients will be notified annually of their ability to request a copy of our proxy policies and procedures. A copy of how TS&W voted on securities held is available free of charge upon request from our clients or by calling   us toll free (800) 697-1056.

  Compliance approved - Rev. 12/13/2007

TURNER INVESTMENT PARTNERS, INC.
TURNER INVESTMENT MANAGEMENT LLC

Proxy Voting Policy and Procedures

Turner Investment Partners, Inc., as well as its investment advisory affiliate, Turner Investment Management LLC (collectively, Turner), act as fiduciaries in relation to their clients and the assets entrusted by them to their management. Where the assets placed in Turner's care include shares of corporate stock, and except where the client has expressly reserved to itself or another party the duty to vote proxies, it is Turner's duty as a fiduciary to vote all proxies relating to such shares.

Duties with Respect to Proxies:

Turner has an obligation to vote all proxies appurtenant to shares of corporate stock owned by its client accounts in the best interests of those clients. In voting these proxies, Turner may not be motivated by, or subordinate the client's interests to, its own objectives or those of persons or parties unrelated to the client. Turner will exercise all appropriate and lawful care, skill, prudence and diligence in voting proxies, and shall vote all proxies relating to shares owned by its client accounts and received by Turner. Turner shall not be responsible, however, for voting proxies that it does not receive in sufficient time to respond.

Delegation:

In order to carry out its responsibilities in regard to voting proxies, Turner must track all shareholder meetings convened by companies whose shares are held in Turner client accounts, identify all issues presented to shareholders at such meetings, formulate a principled position on each such issue and ensure that proxies pertaining to all shares owned in client accounts are voted in accordance with such determinations.

Consistent with these duties, Turner has delegated certain aspects of the proxy voting process to Institutional Shareholder Services, and its Proxy Voter Services (PVS) subsidiary. PVS is a separate investment adviser registered under the Investment Advisers Act of 1940, as amended. Under an agreement entered into with Turner, PVS has agreed to vote proxies in accordance with recommendations developed by PVS and overseen by Turner, except in those instances where Turner has provided it with different direction.

Review and Oversight:

Turner has reviewed the methods used by PVS to identify and track shareholder meetings called by publicly traded issuers throughout the United States and around the globe. Turner has satisfied itself that PVS operates a system reasonably designed to identify all
such meetings and to provide Turner with timely notice of the date, time and place of such meetings. Turner has further reviewed the principles and procedures employed by PVS in making recommendations on voting proxies on each issue presented, and has satisfied itself that PVS's recommendations are: (i) based upon an appropriate level of diligence and research, and (ii) designed to further the interests of shareholders and not serve other unrelated or improper interests. Turner, either directly or through its duly-constituted Proxy Committee, shall review its determinations as to PVS at least annually.

Notwithstanding its belief that PVS's recommendations are consistent with the best interests of shareholders and appropriate to be implemented for Turner's client accounts, Turner has the right and the ability to depart from a recommendation made by PVS as to a particular vote, slate of candidates or otherwise, and can direct PVS to vote all or a portion of the shares owned for client accounts in accordance with Turner's preferences.

PVS is bound to vote any such shares subject to that direction in strict accordance with all such instructions. Turner, through its Proxy Committee, reviews on a regular basis the overall shareholder meeting agenda, and seeks to identify shareholder votes that warrant further review based upon either (i) the total number of shares of a particular company stock that Turner holds for its clients accounts, or (ii) the particular subject matter of a shareholder vote, such as board independence or shareholders' rights issues. In determining whether to depart from a PVS recommendation, the Turner Proxy Committee looks to its view of the best interests of shareholders, and provides direction to PVS only where in Turner's view departing from the PVS recommendation appears to be in the best interests of Turner's clients as shareholders. The Proxy Committee keeps minutes of its determinations in this regard.

Conflicts of Interest:

Turner stock is not publicly traded, and Turner is not otherwise affiliated with any issuer whose shares are available for purchase by client accounts. Further, no Turner affiliate currently provides brokerage, underwriting, insurance, banking or other financial services to issuers whose shares are available for purchase by client accounts.

Where a client of Turner is a publicly traded company in its own right, Turner may be restricted from acquiring that company's securities for the client's benefit. Further, while Turner believes that any particular proxy issues involving companies that engage Turner, either directly or through their pension committee or otherwise, to manage assets on their behalf, generally will not present conflict of interest dangers for the firm or its clients, in order to avoid even the appearance of a conflict of interest, the Proxy Committee will determine, by surveying the Firm's employees or otherwise, whether Turner, an affiliate or any of their officers has a business, familial or personal relationship with a participant in a proxy contest, the issuer itself or the issuer's pension plan, corporate directors or candidates for directorships. In the event that any such relationship is found to exist, the Proxy Committee will take appropriate steps to ensure that any such relationship (or other potential conflict of interest), does not influence Turner's or the Committee's decision to provide direction to PVS on a given vote or issue. Further to that end, Turner will adhere to all recommendations made by PVS in connection with all shares issued by such companies and held in Turner client accounts, and, absent extraordinary circumstances that will be documented in writing, will not subject any such proxy to special review by the Proxy Committee. Turner will seek to resolve any conflicts of interests that may arise prior to voting proxies in a manner that reflects the best interests of its clients.

Securities Lending:

Turner will generally not vote nor seek to recall in order to vote shares on loan in connection with client administered securities lending programs, unless it determines that a vote is particularly significant. Seeking to recall securities in order to vote them even in these limited circumstances may nevertheless not result in Turner voting the shares because the securities are unable to be recalled in time from the party with custody of the securities, or for other reasons beyond Turner's control.

Obtaining Proxy Voting Information:

To obtain information on how Turner voted proxies, please contact:

Andrew Mark, Director of Operations
 and Technology Administration
C/O Turner Investment Partners, Inc.
1205 Westlakes Drive, Suite 100
Berwyn, PA 19312

Recordkeeping:

Turner shall retain its (i) proxy voting policies and procedures; (ii) proxy statements received regarding client statements; (iii) records or votes it casts on behalf of clients; (iv) records of client requests for proxy voting information, and (v) any documents prepared by Turner that are material in making a proxy voting decision. Such records may be maintained with a third party, such as PVS, that will provide a copy of the documents promptly upon request.

Adopted: July 1, 2003
Last revised: April 1, 2007

Wellington Management Company, llp
Global Proxy Policies and Procedures

Introduction	Wellington Management Company, llp ("Wellington Management") has adopted and implemented policies and procedures that it believes are reasonably designed to ensure that proxies are voted in the best economic interests of its clients around the world.

Wellington Management's Proxy Voting Guidelines (the Guidelines), which are incorporated by reference to these *Global Proxy Policies and Procedures*, set forth the sets of guidelines that Wellington Management uses in voting specific proposals presented by the boards of directors or shareholders of companies whose securities are held in client portfolios for which Wellington Management has voting discretion. While the Guidelines set forth general sets of guidelines for voting proxies, it should be noted that these are guidelines and not rigid rules. Many of the Guidelines are accompanied by explanatory language that describes criteria that may affect our vote decision. The criteria as described are to be read as part of the guideline, and votes cast according to the criteria will be considered within guidelines. In some circumstances, the merits of a particular proposal may cause us to enter a vote that differs from the Guidelines.

Statement of Policies

As a matter of policy, Wellington Management:

1
Takes responsibility for voting client proxies only upon a client's written request.

2
Votes all proxies in the best interests of its clients as shareholders, *i.e.,* to maximize economic value.

3
Develops and maintains broad guidelines setting out positions on common proxy issues, but also considers each proposal in the context of the issuer, industry, and country or countries in which its business is conducted.

4
Evaluates all factors it deems relevant when considering a vote, and may determine in certain instances that it is in the best interest of one or more clients to refrain from voting a given proxy ballot.

5
Identifies and resolves all material proxy-related conflicts of interest between the firm and its clients in the best interests of the client.

6
Believes that sound corporate governance practices can enhance

shareholder value and therefore encourages consideration of an issuer's corporate governance as part of the investment process.

7
Believes that proxy voting is a valuable tool that can be used to promote sound corporate governance to the ultimate benefit of the client as shareholder.

8
Provides all clients, upon request, with copies of these *Global Proxy Policies and Procedures*, the Proxy Voting Guidelines, and related reports, with such frequency as required to fulfill obligations under applicable law or as reasonably requested by clients.

9
Reviews regularly the voting record to ensure that proxies are voted in accordance with these *Global Proxy Policies and Procedures* and the set of Proxy Voting Guidelines selected by the client from those provided by Wellington Management; and ensures that procedures, documentation, and reports relating to the voting of proxies are promptly and properly prepared and disseminated.

Responsibility and Oversight	Wellington Management has a Corporate Governance Committee, established by action of the firm's Executive Committee, that is responsible for the review and approval of the firm's written *Global Proxy Policies and Procedures* and its Proxy Voting Guidelines, and for providing advice and guidance on specific proxy votes for individual issuers. The firm's Legal Services Department monitors regulatory requirements with respect to proxy voting on a global basis and works with the Corporate Governance Committee to develop policies that implement those requirements. Day-to-day administration of the proxy voting process at Wellington Management is the responsibility of the Corporate Governance Group within the Corporate Operations Department. In addition, the Corporate Governance Group acts as a resource for portfolio managers and research analysts on proxy matters, as needed.
Statement of Procedures	Wellington Management has in place certain procedures for implementing its proxy voting policies.
General Proxy Voting	**Authorization to Vote** Wellington Management will vote only those proxies for which its clients have affirmatively delegated proxy-voting authority. **Receipt of Proxy** Proxy materials from an issuer or its information agent are forwarded to registered owners of record, typically the client's custodian bank. If a client requests that Wellington Management votes proxies on its behalf, the client must instruct its custodian bank to deliver all relevant voting material to Wellington Management or its voting agent. Wellington Management, or its voting agent, may receive this voting

information by mail, fax, or other electronic means.

Reconciliation

To the extent reasonably practicable, each public security proxy received by electronic means is matched to the securities eligible to be voted and a reminder is sent to any custodian or trustee that has not forwarded the proxies as due. Although proxies received for private securities, as well as those received in non-electronic format, are voted as received, Wellington Management is not able to reconcile these proxies to holdings, nor does it notify custodians of non-receipt.

Research

In addition to proprietary investment research undertaken by Wellington Management investment professionals, the firm conducts proxy research internally, and uses the resources of a number of external sources to keep abreast of developments in corporate governance around the world and of current practices of specific companies.

Proxy Voting

Following the reconciliation process, each proxy is compared against the set of Proxy Voting Guidelines selected by the client, and handled as follows:

- Generally, issues for which explicit proxy voting guidance is provided in the Proxy Voting Guidelines (*i.e.,* "For", "Against", "Abstain") are reviewed by the Corporate Governance Group and voted in accordance with the Proxy Voting Guidelines.

- Issues identified as "case-by-case" in the Proxy Voting Guidelines are further reviewed by the Corporate Governance Group. In certain circumstances, further input is needed, so the issues are forwarded to the relevant research analyst and/or portfolio manager(s) for their input.

- Absent a material conflict of interest, the portfolio manager has the authority to decide the final vote. Different portfolio managers holding the same securities may arrive at different voting conclusions for their clients' proxies.

Material Conflict of Interest Identification and Resolution Processes Wellington Management's broadly diversified client base and functional lines of responsibility serve to minimize the number of, but not prevent, material conflicts of interest it faces in voting proxies. Annually, the Corporate Governance Committee sets standards for identifying material conflicts based on client, vendor, and lender relationships, and publishes those standards to individuals involved in the proxy voting process. In addition, the Corporate Governance Committee encourages all personnel to contact the Corporate Governance Group about apparent conflicts of interest, even if the apparent conflict does not meet the published materiality criteria.

Apparent conflicts are reviewed by designated members of the Corporate Governance Committee to determine if there is a conflict, and if so whether the conflict is material.

If a proxy is identified as presenting a material conflict of interest, the matter must be reviewed by designated members of the Corporate Governance Committee, who will resolve the conflict and direct the vote. In certain circumstances, the designated members may determine that the full Corporate Governance Committee should convene. Any Corporate Governance Committee member who is himself or herself subject to the identified conflict will not participate in the decision on whether and how to vote the proxy in question.

Other Considerations

In certain instances, Wellington Management may be unable to vote or may determine not to vote a proxy on behalf of one or more clients. While not exhaustive, the following list of considerations highlights some potential instances in which a proxy vote might not be entered.

Securities Lending
Wellington Management may be unable to vote proxies when the underlying securities have been lent out pursuant to a client's securities lending program. In general, Wellington Management does not know when securities have been lent out and are therefore unavailable to be voted. Efforts to recall loaned securities are not always effective, but, in rare circumstances, Wellington Management may recommend that a client attempt to have its custodian recall the security to permit voting of related proxies.

Share Blocking and Re-registration
Certain countries require shareholders to stop trading securities for a period of time prior to and/or after a shareholder meeting in that country (*i.e.,* share blocking). When reviewing proxies in share blocking countries, Wellington Management evaluates each proposal in light of the trading restrictions imposed and determines whether a proxy issue is sufficiently important that Wellington Management would consider the possibility of blocking shares. The portfolio manager retains the final authority to determine whether to block the shares in the client's portfolio or to pass on voting the meeting.

In certain countries, re-registration of shares is required to enter a proxy vote. As with share blocking, re-registration can prevent Wellington Management from exercising its investment discretion to sell shares held in a client's portfolio for a substantial period of time. The decision process in blocking countries as discussed above is also employed in instances where re-registration is necessary.

Lack of Adequate Information, Untimely Receipt of Proxy Materials, or Excessive Costs
Wellington Management may be unable to enter an informed vote in certain circumstances due to the lack of information provided in the proxy statement or by the issuer or other resolution sponsor, and may

abstain from voting in those instances. Proxy materials not delivered in a timely fashion may prevent analysis or entry of a vote by voting deadlines. In addition, Wellington Management's practice is to abstain from voting a proxy in circumstances where, in its judgment, the costs exceed the expected benefits to clients. Requirements for Powers of Attorney and consularization are examples of such circumstances.

Additional Information	Wellington Management maintains records of proxies voted pursuant to Section 204-2 of the Investment Advisers Act of 1940 (the "Advisers Act"), the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other applicable laws.

Wellington Management's *Global Proxy Policies and Procedures* may be amended from time to time by Wellington Management. Wellington Management provides clients with a copy of its *Global Proxy Policies and Procedures*, including the Proxy Voting Guidelines, upon written request. In addition, Wellington Management will make specific client information relating to proxy voting available to a client upon reasonable written request.

Dated: April 1, 2007

Wellington Management Company, llp
Global Proxy Voting Guidelines

Introduction

Upon a client's written request, Wellington Management Company, llp ("Wellington Management") votes securities that are held in the client's account in response to proxies solicited by the issuers of such securities. Wellington Management established these *Global Proxy Voting Guidelines* to document positions generally taken on common proxy issues voted on behalf of clients.

These guidelines are based on Wellington Management's fiduciary obligation to act in the best economic interest of its clients as shareholders. Hence, Wellington Management examines and votes each proposal so that the long-term effect of the vote will ultimately increase shareholder value for our clients. Wellington Management's experience in voting proposals has shown that similar proposals often have different consequences for different companies. Moreover, while these *Global Proxy Voting Guidelines* are written to apply globally, differences in local practice and law make universal application impractical. Therefore, each proposal is evaluated on its merits, taking into account its effects on the specific company in question, and on the company within its industry. It should be noted that the following are guidelines, and not rigid rules, and Wellington Management reserves the right in all cases to vote contrary to guidelines where doing so is judged to represent the best economic interest of its clients.

Following is a list of common proposals and the guidelines on how Wellington Management anticipates voting on these proposals. The "(SP)" after a proposal indicates that the proposal is usually presented as a Shareholder Proposal.

Voting Guidelines

Composition and Role of the Board of Directors

- Election of Directors: Case-by-Case

Wellington Management believes that shareholders' ability to elect directors annually is the most important right shareholders have. We generally support management nominees, but will withhold votes from any director who is demonstrated to have acted contrary to the best economic interest of shareholders. We may withhold votes from directors who failed to implement shareholder proposals that received majority support, implemented dead-hand or no-hand poison pills, or failed to attend at least 75% of scheduled board meetings.

- Election of Directors: Case-by-Case

- Classify Board of Directors: Against

We will also vote in favor of shareholder proposals seeking to declassify boards.

- Adopt Director Tenure/Retirement Age (SP):   Against

- Adopt Director & Officer Indemnification: For
We generally support director and officer indemnification as critical to the attraction and retention of qualified candidates to the board. Such proposals must incorporate the duty of care.

- Allow Special Interest Representation to Board (SP):   Against

- Require Board Independence: For
Wellington Management believes that, in the absence of a compelling counter-argument or prevailing market norms, at least 65% of a board should be comprised of independent directors, with independence defined by the local market regulatory authority. Our support for this level of independence may include withholding approval for non-independent directors, as well as votes in support of shareholder proposals calling for independence.

- Require Key Board Committees to be Independent.   For
Key board committees are the Nominating, Audit, and Compensation Committees. Exceptions will be made, as above, in respect of local market conventions.

- Require a Separation of Chair and CEO or Require a Lead Director: For

- Approve Directors' Fees: For

- Approve Bonuses for Retiring Directors: Case-by-Case

- Elect Supervisory Board/Corporate Assembly: For

- Elect/Establish Board Committee: For

- Adopt Shareholder Access/Majority Vote on Election of Directors (SP):   Case-by-Case
Wellington Management believes that the election of directors by a majority of votes cast is the appropriate standard for companies to adopt and therefore generally will support those proposals that

seek to adopt such a standard. Our support for such proposals will extend typically to situations where the relevant company has an existing resignation policy in place for directors that receive a majority of "withhold" votes. We believe that it is important for majority voting to be defined within the company's charter and not simply within the company's corporate governance policy.

Generally we will not support proposals that fail to provide for the exceptional use of a plurality standard in the case of contested elections. Further, we will not support proposals that seek to adopt a majority of votes outstanding (*i.e.,* total votes *eligible* to be cast as opposed to actually cast) standard.

Management Compensation

- Adopt/Amend Stock Option Plans: Case-by-Case

- Adopt/Amend Employee Stock Purchase Plans: For

- Approve/Amend Bonus Plans: Case-by-Case
In the US, Bonus Plans are customarily presented for shareholder approval pursuant to Section 162(m) of the Omnibus Budget Reconciliation Act of 1992 ("OBRA"). OBRA stipulates that certain forms of compensation are not tax-deductible unless approved by shareholders and subject to performance criteria. Because OBRA does not prevent the payment of subject compensation, we generally vote "for" these proposals. Nevertheless, occasionally these proposals are presented in a bundled form seeking 162 (m) approval and approval of a stock option plan. In such cases, failure of the proposal prevents the awards from being granted. We will vote against these proposals where the grant portion of the proposal fails our guidelines for the evaluation of stock option plans.

- Approve Remuneration Policy: Case-by-Case

- Exchange Underwater Options: Case-by-Case
Wellington Management may support value-neutral exchanges in which senior management is ineligible to participate.

- Eliminate or Limit Severance Agreements   Case-by-Case
  (Golden Parachutes):

We will oppose excessively generous arrangements, but may support agreements structured to encourage management to negotiate in shareholders' best economic interest.

• Shareholder Approval of Future Severance Agreements Covering Senior Executives (SP):	Case-by-Case

We believe that severance arrangements require special scrutiny, and are generally supportive of proposals that call for shareholder ratification thereof. But, we are also mindful of the board's need for flexibility in recruitment and retention and will therefore oppose limitations on board compensation policy where respect for industry practice and reasonable overall levels of compensation have been demonstrated.

• Expense Future Stock Options (SP):	For
• Shareholder Approval of All Stock Option Plans (SP):	For
• Disclose All Executive Compensation (SP):	For

Reporting of Results

• Approve Financial Statements:	For
• Set Dividends and Allocate Profits:	For
• Limit Non-Audit Services Provided by Auditors (SP):	Case-by-Case

We follow the guidelines established by the Public Company Accounting Oversight Board regarding permissible levels of non-audit fees payable to auditors.

• Ratify Selection of Auditors and Set Their Fees:	Case-by-Case

Wellington Management will generally support management's choice of auditors, unless the auditors have demonstrated failure to act in shareholders' best economic interest.

• Elect Statutory Auditors:	Case-by-Case
• Shareholder Approval of Auditors (SP):	For

Shareholder Voting Rights

• Adopt Cumulative Voting (SP):	Against

We are likely to support cumulative voting proposals at "controlled" companies (*i.e.,* companies with a single majority shareholder), or at companies with two-tiered voting rights.

• Shareholder Rights Plans	Case-by-Case

Also known as Poison Pills, these plans can enable boards of directors to negotiate higher takeover prices on behalf of shareholders. However, these plans also may be misused to entrench management. The following criteria are used to evaluate both management and shareholder proposals regarding shareholder rights plans.

- We generally support plans that include:
  - Shareholder approval requirement
  - Sunset provision
  - Permitted bid feature (*i.e.,* bids that are made for all shares and demonstrate evidence of financing must be submitted to a shareholder vote).

Because boards generally have the authority to adopt shareholder rights plans without shareholder approval, we are equally vigilant in our assessment of requests for authorization of blank check preferred shares (see below).

• Authorize Blank Check Preferred Stock:	Case-by-Case

We may support authorization requests that specifically proscribe the use of such shares for anti-takeover purposes.

• Eliminate Right to Call a Special Meeting:	Against

• Increase Supermajority Vote Requirement:	Against

We likely will support shareholder and management proposals to remove existing supermajority vote requirements.

• Adopt Anti-Greenmail Provision:	For

• Adopt Confidential Voting (SP):	Case-by-Case

We require such proposals to include a provision to suspend confidential voting during contested elections so that management is not subject to constraints that do not apply to dissidents.

• Remove Right to Act by Written Consent:	Against

Capital Structure

• Increase Authorized Common Stock: We generally support requests for increases up to 100% of the shares currently authorized. Exceptions will be made when the company has clearly articulated a reasonable need for a greater increase.	Case-by-Case
• Approve Merger or Acquisition:	Case-by-Case
• Approve Technical Amendments to Charter:	Case-by-Case
• Opt Out of State Takeover Statutes:	For
• Authorize Share Repurchase:	For
• Authorize Trade in Company Stock:	For
• Approve Stock Splits: We approve stock splits and reverse stock splits that preserve the level of authorized, but unissued shares.	Case-by-Case
• Approve Recapitalization/Restructuring:	Case-by-Case
• Issue Stock with or without Preemptive Rights:	For
• Issue Debt Instruments:	Case-by-Case

Social Issues

• Endorse the Ceres Principles (SP):	Case-by-Case
• Disclose Political and PAC Gifts (SP): Wellington Management generally does not support imposition of disclosure requirements on management of companies in excess of regulatory requirements.	Case-by-Case
• Adoption of International Labor Organization's Fair Labor Principles (SP):	Case-by-Case
• Report on Sustainability (SP):	Case-by-Case

Miscellaneous

• Approve Other Business:	Against
• Approve Reincorporation:	Case-by-Case

- Approve Third-Party Transactions: Case-by-Case

Dated: April 1, 2007

INTERNATIONAL SHAREHOLDER SERVICES, INC.

PROXY VOTING GUIDELINES SUMMARY

The following is a condensed version of all proxy voting recommendations contained in The International Shareholder Services, Inc. ("ISS") Proxy Voting Manual.

OPERATIONAL ITEMS

ADJOURN MEETING

Generally vote AGAINST proposals to provide management with the authority to adjourn an annual or special meeting absent compelling reasons to support the proposal.

AMEND QUORUM REQUIREMENTS

Vote AGAINST proposals to reduce quorum requirements for shareholder meetings below a majority of the shares outstanding unless there are compelling reasons to support the proposal.

AMEND MINOR BYLAWS

Vote FOR bylaw or charter changes that are of a housekeeping nature (updates or corrections).

CHANGE COMPANY NAME

Vote FOR proposals to change the corporate name.

CHANGE DATE, TIME, OR LOCATION OF ANNUAL MEETING

Vote FOR management proposals to change the date/time/location of the annual meeting unless the proposed change is unreasonable. Vote AGAINST shareholder proposals to change the date/time/location of the annual meeting unless the current scheduling or location is unreasonable.

RATIFYING AUDITORS

Vote FOR proposals to ratify auditors, unless any of the following apply:

- An auditor has a financial interest in or association with the company, and is therefore not independent

- Fees for non-audit services are excessive, or

- There is reason to believe that the independent auditor has rendered an opinion which is neither accurate nor indicative of the company's financial position.

Vote CASE-BY-CASE on shareholder proposals asking companies to prohibit or limit their auditors from engaging in non-audit services. Vote FOR shareholder proposals asking for audit firm rotation, unless the rotation period is so short (less than five years) that it would be unduly burdensome to the company.

TRANSACT OTHER BUSINESS

Vote AGAINST proposals to approve other business when it appears as voting item.

2.   BOARD OF DIRECTORS

VOTING ON DIRECTOR NOMINEES IN UNCONTESTED ELECTIONS

Votes on director nominees should be made on a CASE-BY-CASE basis, examining the following factors: composition of the board and key board committees, attendance at board meetings, corporate governance provisions and takeover activity, long-term company performance relative to a market index, directors' investment in the company, whether the chairman is also serving as CEO, and whether a retired CEO sits on the board. However, there are some actions by directors that should result in votes being withheld. These instances include directors who:

- Attend less than 75 percent of the board and committee meetings without a valid excuse

- Implement or renew a dead-hand or modified dead-hand poison pill

- Ignore a shareholder proposal that is approved by a majority of the shares outstanding

- Ignore a shareholder proposal that is approved by a majority of the votes cast for two consecutive years

- Failed to act on takeover offers where the majority of the shareholders tendered their shares

- Are inside directors or affiliated outsiders and sit on the audit, compensation, or nominating committees

- Are inside directors or affiliated outsiders and the full board serves as the audit, compensation, or nominating committee or the company does not have one of these committees

- Are audit committee members and the non-audit fees paid to the auditor are excessive.

In addition, directors who enacted egregious corporate governance policies or failed to replace management as appropriate would be subject to recommendations to withhold votes.

AGE LIMITS

Vote AGAINST shareholder proposals to impose a mandatory retirement age for outside directors.

BOARD SIZE

Vote FOR proposals seeking to fix the board size or designate a range for the board size. Vote AGAINST proposals that give management the ability to alter the size of the board outside of a specified range without shareholder approval.

CLASSIFICATION/DECLASSIFICATION OF THE BOARD

Vote AGAINST proposals to classify the board. Vote FOR proposals to repeal classified boards and to elect all directors annually.

CUMULATIVE VOTING

Vote AGAINST proposals to eliminate cumulative voting. Vote proposals to restore or permit cumulative voting on a CASE-BY-CASE basis relative to the company's other governance provisions.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY PROTECTION

Proposals on director and officer indemnification and liability protection should be evaluated on a CASE-BY-CASE basis, using Delaware law as the standard. Vote AGAINST proposals to eliminate entirely directors' and officers' liability for monetary damages for violating the duty of care.

Vote AGAINST indemnification proposals that would expand coverage beyond just legal expenses to acts, such as negligence, that are more serious violations of fiduciary obligation than mere carelessness.

Vote FOR only those proposals providing such expanded coverage in cases when a director's or officer's legal defense was unsuccessful if both of the following apply:

- The director was found to have acted in good faith and in a manner that he reasonably believed was in the best interests of the company, and

- Only if the director's legal expenses would be covered.

ESTABLISH/AMEND NOMINEE QUALIFICATIONS

Vote CASE-BY-CASE on proposals that establish or amend director qualifications. Votes should be based on how reasonable the criteria are and to what degree they may preclude dissident nominees from joining the board. Vote AGAINST shareholder proposals requiring two candidates per board seat.

FILLING VACANCIES/REMOVAL OF DIRECTORS

Vote AGAINST proposals that provide that directors may be removed only for cause.

Vote FOR proposals to restore shareholder ability to remove directors with or without cause.

Vote AGAINST proposals that provide that only continuing directors may elect replacements to fill board vacancies.

Vote FOR proposals that permit shareholders to elect directors to fill board vacancies.

INDEPENDENT CHAIRMAN (SEPARATE CHAIRMAN/CEO)

Vote on a CASE-BY-CASE basis shareholder proposals requiring that the positions of chairman and CEO be held separately. Because some companies have governance structures in place that counterbalance a combined position, the following factors should be taken into account in determining whether the proposal warrants support:

- Designated lead director appointed from the ranks of the independent board members with clearly delineated duties

- Majority of independent directors on board

- All-independent key committees

- Committee chairpersons nominated by the independent directors

- CEO performance reviewed annually by a committee of outside directors

- Established governance guidelines

- Company performance.

MAJORITY OF INDEPENDENT DIRECTORS/ESTABLISHMENT OF COMMITTEES

Vote FOR shareholder proposals asking that a majority or more of directors be independent unless the board composition already meets the proposed threshold by ISS's definition of independence.

Vote FOR shareholder proposals asking that board audit, compensation, and/or nominating committees be composed exclusively of independent directors if they currently do not meet that standard.

STOCK OWNERSHIP REQUIREMENTS

Generally vote AGAINST shareholder proposals that mandate a minimum amount of stock that directors must own in order to qualify as a director or to remain on the board. While ISS favors stock ownership on the part of directors, the company should determine the appropriate ownership requirement.

TERM LIMITS

Vote AGAINST shareholder proposals to limit the tenure of outside directors.

3.   PROXY CONTESTS

VOTING FOR DIRECTOR NOMINEES IN CONTESTED ELECTIONS

Votes in a contested election of directors must be evaluated on a CASE-BY-CASE basis, considering the following factors: o Long-term financial performance of the target company relative to its industry; management's track record

- Background to the proxy contest

- Qualifications of director nominees (both slates)

- Evaluation of what each side is offering shareholders as well as the likelihood that the proposed objectives and goals can be met; and stock ownership positions.

REIMBURSING PROXY SOLICITATION EXPENSES

Voting to reimburse proxy solicitation expenses should be analyzed on a CASE-BY-CASE basis. In cases where ISS recommends in favor of the dissidents, we also recommend voting for reimbursing proxy solicitation expenses.

CONFIDENTIAL VOTING

Vote FOR shareholder proposals requesting that corporations adopt confidential voting, use independent vote tabulators and use independent inspectors of election, as long as the proposal includes a provision for proxy contests as follows: In the case of a contested election, management should be permitted to request that the dissident group honor its confidential voting policy. If the dissidents agree, the policy remains in place. If the dissidents will not agree, the confidential voting policy is waived.

Vote FOR management proposals to adopt confidential voting.

4.   ANTITAKEOVER DEFENSES AND VOTING RELATED ISSUES

ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS/NOMINATIONS

Votes on advance notice proposals are determined on a CASE-BY-CASE basis, giving support to those proposals which allow shareholders to submit proposals as close to the meeting date as reasonably possible and within the broadest window possible.

AMEND BYLAWS WITHOUT SHAREHOLDER CONSENT

Vote AGAINST proposals giving the board exclusive authority to amend the bylaws. Vote FOR proposals giving the board the ability to amend the bylaws in addition to shareholders.

POISON PILLS

Vote FOR shareholder proposals that ask a company to submit its poison pill for shareholder ratification. Review on a CASE-BY-CASE basis shareholder proposals to redeem a company's poison pill. Review on a CASE-BY-CASE basis management proposals to ratify a poison pill.

SHAREHOLDER ABILITY TO ACT BY WRITTEN CONSENT

Vote AGAINST proposals to restrict or prohibit shareholder ability to take action by written consent.

Vote FOR proposals to allow or make easier shareholder action by written consent.

SHAREHOLDER ABILITY TO CALL SPECIAL MEETINGS

Vote AGAINST proposals to restrict or prohibit shareholder ability to call special meetings.

Vote FOR proposals that remove restrictions on the right of shareholders to act independently of management.

SUPERMAJORITY VOTE REQUIREMENTS

Vote AGAINST proposals to require a supermajority shareholder vote.

Vote FOR proposals to lower supermajority vote requirements.

5.   MERGERS AND CORPORATE RESTRUCTURINGS

APPRAISAL RIGHTS

Vote FOR proposals to restore, or provide shareholders with, rights of appraisal.

ASSET PURCHASES

Vote CASE-BY-CASE on asset purchase proposals, considering the following factors:

- Purchase price

- Fairness opinion

- Financial and strategic benefits

- How the deal was negotiated

- Conflicts of interest

- Other alternatives for the business

- Non-completion risk.

ASSET SALES

Votes on asset sales should be determined on a CASE-BY-CASE basis, considering the following factors:

- Impact on the balance sheet/working capital

- Potential elimination of diseconomies

- Anticipated financial and operating benefits

- Anticipated use of funds

- Value received for the asset

- Fairness opinion

- How the deal was negotiated

- Conflicts of interest.

BUNDLED PROPOSALS

Review on a CASE-BY-CASE basis bundled or "conditioned" proxy proposals. In the case of items that are conditioned upon each other, examine the benefits and costs of the packaged items. In instances when the joint effect of the conditioned items is not in shareholders' best interests, vote against the proposals. If the combined effect is positive, support such proposals.

CONVERSION OF SECURITIES

Votes on proposals regarding conversion of securities are determined on a CASE-BY-CASE basis. When evaluating these proposals the investor should review the dilution to existing shareholders, the conversion price relative to market value, financial issues, control issues, termination penalties, and conflicts of interest.

Vote FOR the conversion if it is expected that the company will be subject to onerous penalties or will be forced to file for bankruptcy if the transaction is not approved.

CORPORATE REORGANIZATION/DEBT RESTRUCTURING/PREPACKAGED BANKRUPTCY PLANS/REVERSE LEVERAGED BUYOUTS/WRAP PLANS

Votes on proposals to increase common and/or preferred shares and to issue shares as part of a debt restructuring plan are determined on a CASE-BY-CASE basis, taking into consideration the following:

- Dilution to existing shareholders' position

- Terms of the offer

- Financial issues

- Management's efforts to pursue other alternatives

- Control issues

- Conflicts of interest

Vote FOR the debt restructuring if it is expected that the company will file for bankruptcy if the transaction is not approved.

FORMATION OF HOLDING COMPANY

Votes on proposals regarding the formation of a holding company should be determined on a CASE-BY-CASE basis, taking into consideration the following:

- The reasons for the change

- Any financial or tax benefits

- Regulatory benefits

- Increases in capital structure

- Changes to the articles of incorporation or bylaws of the company.

- Absent compelling financial reasons to recommend the transaction, vote AGAINST the formation of a holding company if the transaction would include either of the following:

- Increases in common or preferred stock in excess of the allowable maximum as calculated by the ISS Capital Structure model

- Adverse changes in shareholder rights

GOING PRIVATE TRANSACTIONS (LBOS AND MINORITY SQUEEZEOUTS)

Vote going private transactions on a CASE-BY-CASE basis, taking into account the following: offer price/premium, fairness opinion, how the deal was negotiated, conflicts of interest, other alternatives/offers considered, and non-completion risk.

JOINT VENTURES

Votes CASE-BY-CASE on proposals to form joint ventures, taking into account the following: percentage of assets/business contributed, percentage ownership, financial and strategic benefits, governance structure, conflicts of interest, other alternatives, and non-completion risk.

LIQUIDATIONS

Votes on liquidations should be made on a CASE-BY-CASE basis after reviewing management's efforts to pursue other alternatives, appraisal value of assets, and the compensation plan for executives managing the liquidation. Vote FOR the liquidation if the company will file for bankruptcy if the proposal is not approved.

Mergers and Acquisitions/Issuance of Shares to Facilitate Merger or Acquisition Votes on mergers and acquisitions should be considered on a CASE-BY-CASE basis, determining whether the transaction enhances shareholder value by giving consideration to the following:

- Prospects of the combined company, anticipated financial and operating benefits

- Offer price

- Fairness opinion

- How the deal was negotiated

- Changes in corporate governance

- Change in the capital structure

- Conflicts of interest

PRIVATE PLACEMENTS/WARRANTS/CONVERTIBLE DEBENTURES

Votes on proposals regarding private placements should be determined on a CASE-BY-CASE basis. When evaluating these proposals the investor should review: dilution to existing shareholders' position, terms of the offer, financial issues, management's efforts to pursue other alternatives, control issues, and conflicts of interest.

Vote FOR the private placement if it is expected that the company will file for bankruptcy if the transaction is not approved.

SPINOFFS

Votes on spin-offs should be considered on a CASE-BY-CASE basis depending on:

- Tax and regulatory advantages

- Planned use of the sale proceeds

- Valuation of spin-off

- Fairness opinion

- Benefits to the parent company

- Conflicts of interest

- Managerial incentives

- Corporate governance changes

- Changes in the capital structure.

VALUE MAXIMIZATION PROPOSALS

Vote CASE-BY-CASE on shareholder proposals seeking to maximize shareholder value by hiring a financial advisor to explore strategic alternatives, selling the company or liquidating the company and distributing the proceeds to shareholders. These proposals should be evaluated based on the following factors: prolonged poor performance with no turnaround in sight, signs of entrenched board and management, strategic plan in place for improving value, likelihood of receiving reasonable value in a sale or dissolution, and whether company is actively exploring its strategic options, including retaining a financial advisor.

6. STATE OF INCORPORATION

CONTROL SHARE ACQUISITION

Provisions Vote FOR proposals to opt out of control share acquisition statutes unless doing so would enable the completion of a takeover that would be detrimental to shareholders.

Vote AGAINST proposals to amend the charter to include control share acquisition provisions.

Vote FOR proposals to restore voting rights to the control shares.

CONTROL SHARE CASHOUT PROVISIONS

Vote FOR proposals to opt out of control share cashout statutes.

DISGORGEMENT PROVISIONS

Vote FOR proposals to opt out of state disgorgement provisions.

FAIR PRICE PROVISIONS

Vote proposals to adopt fair price provisions on a CASE-BY-CASE basis, evaluating factors such as the vote required to approve the proposed acquisition, the vote required to repeal the fair price provision, and the mechanism for determining the fair price.

Generally, vote AGAINST fair price provisions with shareholder vote requirements greater than a majority of disinterested shares.

FREEZEOUT PROVISIONS

Vote FOR proposals to opt out of state freezeout provisions.

GREENMAIL

Vote FOR proposals to adopt anti-greenmail charter of bylaw amendments or otherwise restrict a company's ability to make greenmail payments. Review on a CASE-BY-CASE basis anti-greenmail proposals when they are bundled with other charter or bylaw amendments.

REINCORPORATION PROPOSALS

Proposals to change a company's state of incorporation should be evaluated on a CASE-BY-CASE basis, giving consideration to both financial and corporate governance concerns, including the reasons for reincorporating, a comparison of the governance provisions, and a comparison of the jurisdictional laws.

Vote FOR reincorporation when the economic factors outweigh any neutral or negative governance changes.

STAKEHOLDER PROVISIONS

Vote AGAINST proposals that ask the board to consider non-shareholder constituencies or other non-financial effects when evaluating a merger or business combination.

STATE ANTITAKEOVER STATUTES

Review on a CASE-BY-CASE basis proposals to opt in or out of state takeover statutes (including control share acquisition statutes, control share cash-out statutes, freezeout provisions, fair price provisions, stakeholder laws, poison pill endorsements, severance pay and labor contract provisions, anti-greenmail provisions, and disgorgement provisions).

7.   CAPITAL STRUCTURE

ADJUSTMENTS TO PAR VALUE OF COMMON STOCK

Vote FOR management proposals to reduce the par value of common stock.

COMMON STOCK AUTHORIZATION

Votes on proposals to increase the number of shares of common stock authorized for issuance are determined on a CASE-BY-CASE basis using a model developed by ISS.

Vote AGAINST proposals at companies with dual-class capital structures to increase the number of authorized shares of the class of stock that has superior voting rights.

Vote FOR proposals to approve increases beyond the allowable increase when a company's shares are in danger of being delisted or if a company's ability to continue to operate as a going concern is uncertain.

DUAL-CLASS STOCK

Vote AGAINST proposals to create a new class of common stock with superior voting rights. Vote FOR proposals to create a new class of nonvoting or subvoting common stock if:

- It is intended for financing purposes with minimal or no dilution to current shareholders

- It is not designed to preserve the voting power of an insider or significant shareholder

ISSUE STOCK FOR USE WITH RIGHTS PLAN

Vote AGAINST proposals that increase authorized common stock for the explicit purpose of implementing a shareholder rights plan (poison pill).

PREEMPTIVE RIGHTS

Review on a CASE-BY-CASE basis shareholder proposals that seek preemptive rights. In evaluating proposals on preemptive rights, consider the size of a company, the characteristics of its shareholder base, and the liquidity of the stock.

PREFERRED STOCK

Vote AGAINST proposals authorizing the creation of new classes of preferred stock with unspecified voting, conversion, dividend distribution, and other rights ("blank check" preferred stock). Vote FOR proposals to create "declawed" blank check preferred stock (stock that cannot be used as a takeover defense).

Vote FOR proposals to authorize preferred stock in cases where the company specifies the voting, dividend, conversion, and other rights of such stock and the terms of the preferred stock appear reasonable.

Vote AGAINST proposals to increase the number of blank check preferred stock authorized for issuance when no shares have been issued or reserved for a specific purpose.

Vote CASE-BY-CASE on proposals to increase the number of blank check preferred shares after analyzing the number of preferred shares available for issue given a company's industry and performance in terms of shareholder returns.

RECAPITALIZATION

Votes CASE-BY-CASE on recapitalizations (reclassifications of securities), taking into account the following: more simplified capital structure, enhanced liquidity, fairness of conversion terms, impact on voting power and dividends, reasons for the reclassification, conflicts of interest, and other alternatives considered.

REVERSE STOCK SPLITS

Vote FOR management proposals to implement a reverse stock split when the number of authorized shares will be proportionately reduced. Vote FOR management proposals to implement a reverse stock split to avoid delisting. Votes on proposals to implement a reverse stock split that do not proportionately reduce the number of shares authorized for issue should be determined on a CASE-BY-CASE basis using a model developed by ISS.

SHARE REPURCHASE PROGRAMS

Vote FOR management proposals to institute open-market share repurchase plans in which all shareholders may participate on equal terms.

STOCK DISTRIBUTIONS: SPLITS AND DIVIDENDS

Vote FOR management proposals to increase the common share authorization for a stock split or share dividend, provided that the increase in authorized shares would not result in an excessive number of shares available for issuance as determined using a model developed by ISS.

TRACKING STOCK

Votes on the creation of tracking stock are determined on a CASE-BY-CASE basis, weighing the strategic value of the transaction against such factors as: adverse governance changes, excessive increases in authorized capital stock, unfair method of distribution, diminution of voting rights, adverse conversion features, negative impact on stock option plans, and other alternatives such as spin-off.

8. EXECUTIVE AND DIRECTOR COMPENSATION

Votes with respect to compensation plans should be determined on a CASE-BY-CASE basis. Our methodology for reviewing compensation plans primarily focuses on the transfer of shareholder wealth (the dollar cost of pay plans to shareholders instead of simply focusing on voting power dilution). Using the expanded compensation data disclosed under the SEC's rules, ISS will value every award type. ISS will include in its analyses an estimated dollar cost for the proposed plan and all continuing plans. This cost, dilution to shareholders' equity, will also be expressed as a percentage figure for the transfer of shareholder wealth, and will be considered long with dilution to voting power. Once ISS determines the estimated cost of the plan, we compare it to a company-specific dilution cap.

Our model determines a company-specific allowable pool of shareholder wealth that may be transferred from the company to executives, adjusted for:

- Long-term corporate performance (on an absolute basis and relative to a standard industry peer group and an appropriate market index),

- Cash compensation, and

- Categorization of the company as emerging, growth, or mature.

These adjustments are pegged to market capitalization. ISS will continue to examine other features of proposed pay plans such as administration, payment terms, plan duration, and whether the administering committee is permitted to reprice underwater stock options without shareholder approval.

DIRECTOR COMPENSATION

Votes on compensation plans for directors are determined on a CASE-BY-CASE basis, using a proprietary, quantitative model developed by ISS.

STOCK PLANS IN LIEU OF CASH

Votes for plans which provide participants with the option of taking all or a portion of their cash compensation in the form of stock are determined on a CASE-BY-CASE basis. Vote FOR plans which provide a dollar-for-dollar cash for stock exchange. Votes for plans which do not provide a dollar-for-dollar cash for stock exchange should be determined on a CASE-BY-CASE basis using a proprietary, quantitative model developed by ISS.

DIRECTOR RETIREMENT PLANS

Vote AGAINST retirement plans for non-employee directors. Vote FOR shareholder proposals to eliminate retirement plans for non-employee directors.

MANAGEMENT PROPOSALS SEEKING APPROVAL TO REPRICE OPTIONS

Votes on management proposals seeking approval to reprice options are evaluated on a CASE-BY-CASE basis giving consideration to the following:

- Historic trading patterns

- Rationale for the repricing

- Value-for-value exchange

- Option vesting

- Term of the option

- Exercise price

- Participation.

EMPLOYEE STOCK PURCHASE PLANS

Votes on employee stock purchase plans should be determined on a CASE-BY-CASE basis. Vote FOR employee stock purchase plans where all of the following apply:

- Purchase price is at least 85 percent of fair market value

- Offering period is 27 months or less, and

- Potential voting power dilution (VPD) is ten percent or less.

- Vote AGAINST employee stock purchase plans where any of the following apply:

- Purchase price is less than 85 percent of fair market value, or

- Offering period is greater than 27 months, or

- VPD is greater than ten percent

INCENTIVE BONUS PLANS AND TAX DEDUCTIBILITY PROPOSALS (OBRA-RELATED COMPENSATION PROPOSALS)

Vote FOR proposals that simply amend shareholder-approved compensation plans to include administrative features or place a cap on the annual grants any one participant may receive to comply with the provisions of Section 162(m).

Vote FOR proposals to add performance goals to existing compensation plans to comply with the provisions of Section 162(m) unless they are clearly inappropriate.

Votes to amend existing plans to increase shares reserved and to qualify for favorable tax treatment under the provisions of Section 162(m) should be considered on a CASE-BY-CASE basis using a proprietary, quantitative model developed by ISS.

Generally vote FOR cash or cash and stock bonus plans that are submitted to shareholders for the purpose of exempting compensation from taxes under the provisions of Section 162(m) if no increase in shares is requested.

EMPLOYEE STOCK OWNERSHIP PLANS (ESOPS)

Vote FOR proposals to implement an ESOP or increase authorized shares for existing ESOPs, unless the number of shares allocated to the ESOP is excessive (more than five percent of outstanding shares.)

401(K) EMPLOYEE BENEFIT PLANS

Vote FOR proposals to implement a 401(k) savings plan for employees.

SHAREHOLDER PROPOSALS REGARDING EXECUTIVE AND DIRECTOR PAY

Generally, vote FOR shareholder proposals seeking additional disclosure of executive and director pay information, provided the information requested is relevant to shareholders' needs, would not put the company at a competitive disadvantage relative to its industry, and is not unduly burdensome to the company.

Vote AGAINST shareholder proposals seeking to set absolute levels on compensation or otherwise dictate the amount or form of compensation.

Vote AGAINST shareholder proposals requiring director fees be paid in stock only.

Vote FOR shareholder proposals to put option repricings to a shareholder vote.

Vote on a CASE-BY-CASE basis for all other shareholder proposals regarding executive and director pay, taking into account company performance, pay level versus peers, pay level versus industry, and long term corporate outlook.

OPTION EXPENSING

Generally vote FOR shareholder proposals asking the company to expense stock options, unless the company has already publicly committed to expensing options by a specific date.

PERFORMANCE-BASED STOCK OPTIONS

Vote CASE-BY-CASE on shareholder proposals advocating the use of performance-based stock options (indexed, premium-priced, and performance-vested options), taking into account:

- Whether the proposal mandates that all awards be performance-based

- Whether the proposal extends beyond executive awards to those of lower-ranking employees

- Whether the company's stock-based compensation plans meet ISS's SVT criteria and do not violate our repricing guidelines

GOLDEN AND TIN PARACHUTES

Vote FOR shareholder proposals to require golden and tin parachutes (executive severance agreements) to be submitted for shareholder ratification, unless the proposal requires shareholder approval prior to entering into employment contracts.

- Vote on a CASE-BY-CASE basis on proposals to ratify or cancel golden or tin parachutes. An acceptable parachute should include the following:

- The parachute should be less attractive than an ongoing employment opportunity with the firm

- The triggering mechanism should be beyond the control of management

- The amount should not exceed three times base salary plus guaranteed benefits

9. SOCIAL AND ENVIRONMENTAL ISSUES

CONSUMER ISSUES AND PUBLIC SAFETY

ANIMAL RIGHTS

Vote CASE-BY-CASE on proposals to phase out the use of animals in product testing, taking into account:

- The nature of the product and the degree that animal testing is necessary or federally mandated (such as medical products),

- The availability and feasibility of alternatives to animal testing to ensure product safety, and

- The degree that competitors are using animal-free testing

Generally vote FOR proposals seeking a report on the company's animal welfare standards unless:

- The company has already published a set of animal welfare standards and monitors compliance

- The company's standards are comparable to or better than those of peer firms, and

- There are no serious controversies surrounding the company's treatment of animals

DRUG PRICING

Vote CASE-BY-CASE on proposals asking the company to implement price restraints on pharmaceutical products, taking into account:

- Whether the proposal focuses on a specific drug and region

- Whether the economic benefits of providing subsidized drugs (e.g., public goodwill) outweigh the costs in terms of reduced profits, lower R&D spending, and harm to competitiveness

- The extent that reduced prices can be offset through the company's marketing budget without affecting R&D spending

- Whether the company already limits price increases of its products

- Whether the company already contributes life-saving pharmaceuticals to the needy and Third World countries

- The extent that peer companies implement price restraints

GENETICALLY MODIFIED FOODS

Vote CASE-BY-CASE on proposals to label genetically modified (GMO) ingredients voluntarily in the company's products, or alternatively to provide interim labeling and eventually eliminate GMOs, taking into account:

- The costs and feasibility of labeling and/or phasing out

- The nature of the company's business and the proportion of it affected by the proposal

- The proportion of company sales in markets requiring labeling or GMO-free products

- The extent that peer companies label or have eliminated GMOs o Competitive benefits, such as expected increases in consumer demand for the company's products

- The risks of misleading consumers without federally mandated, standardized labeling

- Alternatives to labeling employed by the company.

Vote FOR proposals asking for a report on the feasibility of labeling products containing GMOs.

Vote AGAINST proposals to completely phase out GMOs from the company's products. Such resolutions presuppose that there are proven health risks to GMOs -- an issue better left to federal regulators -- which outweigh the economic benefits derived from biotechnology.

Vote CASE-BY-CASE on reports outlining the steps necessary to eliminate GMOs from the company's products, taking into account:

- The relevance of the proposal in terms of the company's business and the proportion of it affected by the resolution

- The extent that peer companies have eliminated GMOs

- The extent that the report would clarify whether it is viable for the company to eliminate GMOs from its products

- Whether the proposal is limited to a feasibility study or additionally seeks an action plan and timeframe actually to phase out GMOs

- The percentage of revenue derived from international operations, particularly in Europe, where GMOs are more regulated.

Vote AGAINST proposals seeking a report on the health and environmental effects of GMOs and the company's strategy for phasing out GMOs in the event they become illegal in the United States. Studies of this sort are better undertaken by regulators and the scientific community. If made illegal in the United States, genetically modified crops would automatically be recalled and phased out.

HANDGUNS

Generally vote AGAINST requests for reports on a company's policies aimed at curtailing gun violence in the United States unless the report is confined to product safety information. Criminal misuse of firearms is beyond company control and instead falls within the purview of law enforcement agencies.

PREDATORY LENDING

Vote CASE-BY CASE on requests for reports on the company's procedures for preventing predatory lending, including the establishment of a board committee for oversight, taking into account:

- Whether the company has adequately disclosed mechanisms in place to prevent abusive lending practices

- Whether the company has adequately disclosed the financial risks of its subprime business

- Whether the company has been subject to violations of lending laws or serious lending controversies

- Peer companies' policies to prevent abusive lending practices.

TOBACCO

Most tobacco-related proposals should be evaluated on a CASE-BY-CASE basis, taking into account the following factors:

SECOND-HAND SMOKE:

- Whether the company complies with all local ordinances and regulations

- The degree that voluntary restrictions beyond those mandated by law might hurt the company's competitiveness

- The risk of any health-related liabilities.

ADVERTISING TO YOUTH:

- Whether the company complies with federal, state, and local laws on the marketing of tobacco or if it has been fined for violations

- Whether the company has gone as far as peers in restricting advertising

- Whether the company entered into the Master Settlement Agreement, which restricts marketing of tobacco to youth

- Whether restrictions on marketing to youth extend to foreign countries

CEASE PRODUCTION OF TOBACCO-RELATED PRODUCTS OR AVOID SELLING PRODUCTS TO TOBACCO COMPANIES:

- The percentage of the company's business affected

- The economic loss of eliminating the business versus any potential tobacco-related liabilities.

SPIN-OFF TOBACCO-RELATED BUSINESSES:

- The percentage of the company's business affected

- The feasibility of a spin-off

- Potential future liabilities related to the company's tobacco business.

STRONGER PRODUCT WARNINGS:

Vote AGAINST proposals seeking stronger product warnings. Such decisions are better left to public health authorities.

INVESTMENT IN TOBACCO STOCKS:

Vote AGAINST proposals prohibiting investment in tobacco equities. Such decisions are better left to portfolio managers.

ENVIRONMENT AND ENERGY

ARCTIC NATIONAL WILDLIFE REFUGE

Vote CASE-BY-CASE on reports outlining potential environmental damage from drilling in the Arctic National Wildlife Refuge (ANWR), taking into account:

- Whether there are publicly available environmental impact reports;

- Whether the company has a poor environmental track record, such as violations of federal and state regulations or accidental spills; and

- The current status of legislation regarding drilling in ANWR.

CERES PRINCIPLES

Vote CASE-BY-CASE on proposals to adopt the CERES Principles, taking into account:

- The company's current environmental disclosure beyond legal requirements, including environmental health and safety (EHS) audits and reports that may duplicate CERES

- The company's environmental performance record, including violations of federal and state regulations, level of toxic emissions, and accidental spills

- Environmentally conscious practices of peer companies, including endorsement of CERES

- Costs of membership and implementation.

ENVIRONMENTAL REPORTS

Generally vote FOR requests for reports disclosing the company's environmental policies unless it already has well-documented environmental management systems that are available to the public.

GLOBAL WARMING

Generally vote FOR reports on the level of greenhouse gas emissions from the company's operations and products, unless the report is duplicative of the company's current environmental disclosure and reporting or is not integral to the company's line of business. However, additional reporting may be warranted if:

- The company's level of disclosure lags that of its competitors, or

- The company has a poor environmental track record, such as violations of federal and state regulations.

RECYCLING

Vote CASE-BY-CASE on proposals to adopt a comprehensive recycling strategy, taking into account:

- The nature of the company's business and the percentage affected

- The extent that peer companies are recycling

- The timetable prescribed by the proposal

- The costs and methods of implementation

- Whether the company has a poor environmental track record, such as violations of federal and state regulations.

RENEWABLE ENERGY

Vote CASE-BY-CASE on proposals to invest in renewable energy sources, taking into account:

- The nature of the company's business and the percentage affected

- The extent that peer companies are switching from fossil fuels to cleaner sources

- The timetable and specific action prescribed by the proposal

- The costs of implementation

- The company's initiatives to address climate change

Generally vote FOR requests for reports on the feasibility of developing renewable energy sources, unless the report is duplicative of the company's current environmental disclosure and reporting or is not integral to the company's line of business.

GENERAL CORPORATE ISSUES

LINK EXECUTIVE COMPENSATION TO SOCIAL PERFORMANCE

Vote CASE-BY-CASE on proposals to review ways of linking executive compensation to social factors, such as corporate downsizings, customer or employee satisfaction, community involvement, human rights, environmental performance, predatory lending, and executive/employee pay disparities. Such resolutions should be evaluated in the context of:

- The relevance of the issue to be linked to pay

- The degree that social performance is already included in the company's pay structure and disclosed

- The degree that social performance is used by peer companies in setting pay

- Violations or complaints filed against the company relating to the particular social performance measure

- Artificial limits sought by the proposal, such as freezing or capping executive pay

- Independence of the compensation committee

- Current company pay levels.

CHARITABLE/POLITICAL CONTRIBUTIONS

Generally vote AGAINST proposals asking the company to affirm political nonpartisanship in the workplace so long as:

- The company is in compliance with laws governing corporate political activities, and

- The company has procedures in place to ensure that employee contributions to company-sponsored political action committees (PACs) are strictly voluntary and not coercive.

Vote AGAINST proposals to report or publish in newspapers the company's political contributions. Federal and state laws restrict the amount of corporate contributions and include reporting requirements.

Vote AGAINST proposals disallowing the company from making political contributions. Businesses are affected by legislation at the federal, state, and local level and barring contributions can put the company at a competitive disadvantage.

Vote AGAINST proposals restricting the company from making charitable contributions. Charitable contributions are generally useful for assisting worthwhile causes and for creating goodwill in the community. In the absence of bad faith, self-dealing, or gross negligence, management should determine which contributions are in the best interests of the company.

Vote AGAINST proposals asking for a list of company executives, directors, consultants, legal counsels, lobbyists, or investment bankers that have prior government service and whether such service had a bearing on the business of the company. Such a list would be burdensome to prepare without providing any meaningful information to shareholders.

LABOR STANDARDS AND HUMAN RIGHTS

CHINA PRINCIPLES

Vote AGAINST proposals to implement the China Principles unless:

- There are serious controversies surrounding the company's China operations, and

- The company does not have a code of conduct with standards similar to those promulgated by the International Labor Organization (ILO).

COUNTRY-SPECIFIC HUMAN RIGHTS REPORTS

Vote CASE-BY-CASE on requests for reports detailing the company's operations in a particular country and steps to protect human rights, based on:

- The nature and amount of company business in that country

- The company's workplace code of conduct

- Proprietary and confidential information involved

- Company compliance with U.S. regulations on investing in the country

- Level of peer company involvement in the country.

INTERNATIONAL CODES OF CONDUCT/VENDOR STANDARDS

Vote CASE-BY-CASE on proposals to implement certain human rights standards at company facilities or those of its suppliers and to commit to outside, independent monitoring. In evaluating these proposals, the following should be considered:

- The company's current workplace code of conduct or adherence to other global standards and the degree they meet the standards promulgated by the proponent

- Agreements with foreign suppliers to meet certain workplace standards

- Whether company and vendor facilities are monitored and how

- Company participation in fair labor organizations

- Type of business

- Proportion of business conducted overseas

- Countries of operation with known human rights abuses

- Whether the company has been recently involved in significant labor and human rights controversies or violations

- Peer company standards and practices

- Union presence in company's international factories

Generally vote FOR reports outlining vendor standards compliance unless any of the following apply:

- The company does not operate in countries with significant human rights violations

- The company has no recent human rights controversies or violations, or

- The company already publicly discloses information on its vendor standards compliance.

MACBRIDE PRINCIPLES

Vote CASE-BY-CASE on proposals to endorse or increase activity on the MacBride Principles, taking into account:

- Company compliance with or violations of the Fair Employment Act of 1989

- Company antidiscrimination policies that already exceed the legal requirements

- The cost and feasibility of adopting all nine principles

- The cost of duplicating efforts to follow two sets of standards (Fair Employment and the MacBride Principles)

- The potential for charges of reverse discrimination

- The potential that any company sales or contracts in the rest of the United Kingdom could be negatively impacted

- The level of the company's investment in Northern Ireland

- The number of company employees in Northern Ireland

- The degree that industry peers have adopted the MacBride Principles

- Applicable state and municipal laws that limit contracts with companies that have not adopted the MacBride Principles.

MILITARY BUSINESS

FOREIGN MILITARY SALES/OFFSETS

Vote AGAINST reports on foreign military sales or offsets. Such disclosures may involve sensitive and confidential information. Moreover, companies must comply with government controls and reporting on foreign military sales.

LANDMINES AND CLUSTER BOMBS

Vote CASE-BY-CASE on proposals asking a company to renounce future involvement in antipersonnel landmine production, taking into account:

- Whether the company has in the past manufactured landmine components

- Whether the company's peers have renounced future production

Vote CASE-BY-CASE on proposals asking a company to renounce future involvement in cluster bomb production, taking into account:

- What weapons classifications the proponent views as cluster bombs

- Whether the company currently or in the past has manufactured cluster bombs or their components

- The percentage of revenue derived from cluster bomb manufacture

- Whether the company's peers have renounced future production

NUCLEAR WEAPONS

Vote AGAINST proposals asking a company to cease production of nuclear weapons components and delivery systems, including disengaging from current and proposed contracts. Components and delivery systems serve multiple military and non-military uses, and withdrawal from these contracts could have a negative impact on the company's business.

SPACED-BASED WEAPONIZATION

Generally vote FOR reports on a company's involvement in spaced-based weaponization unless:

- The information is already publicly available or

- The disclosures sought could compromise proprietary information.

WORKPLACE DIVERSITY

BOARD DIVERSITY

Generally vote FOR reports on the company's efforts to diversify the board, unless:

- The board composition is reasonably inclusive in relation to companies of similar size and business or

- The board already reports on its nominating procedures and diversity initiatives.

Vote CASE-BY-CASE on proposals asking the company to increase the representation of women and minorities on the board, taking into account:

- The degree of board diversity

- Comparison with peer companies

- Established process for improving board diversity

- Existence of independent nominating committee

- Use of outside search firm

- History of EEO violations.

EQUAL EMPLOYMENT OPPORTUNITY (EEO)

Generally vote FOR reports outlining the company's affirmative action initiatives unless all of the following apply:

- The company has well-documented equal opportunity programs

- The company already publicly reports on its company-wide affirmative initiatives and provides data on its workforce diversity, and

- The company has no recent EEO-related violations or litigation.

Vote AGAINST proposals seeking information on the diversity efforts of suppliers and service providers, which can pose a significant cost and administration burden on the company.

GLASS CEILING

Generally vote FOR reports outlining the company's progress towards the Glass Ceiling Commission's business recommendations, unless:

- The composition of senior management and the board is fairly inclusive

- The company has well-documented programs addressing diversity initiatives and leadership development

- The company already issues public reports on its company-wide affirmative initiatives and provides data on its workforce diversity, and

- The company has had no recent, significant EEO-related violations or litigation

SEXUAL ORIENTATION

Vote CASE-BY-CASE on proposals to amend the company's EEO policy to include sexual orientation, taking into account:

- Whether the company's EEO policy is already in compliance with federal, state and local laws

- Whether the company has faced significant controversies or litigation regarding unfair treatment of gay and lesbian employees

- The industry norm for including sexual orientation in EEO statements

- Existing policies in place to prevent workplace discrimination based on sexual orientation

Vote AGAINST proposals to extend company benefits to or eliminate benefits from domestic partners. Benefit decisions should be left to the discretion of the company.

10.   MUTUAL FUND PROXIES

ELECTION OF DIRECTORS

Vote to elect directors on a CASE-BY-CASE basis, considering the following factors:

- Board structure

- Director independence and qualifications

- Attendance at board and committee meetings.

- Votes should be withheld from directors who:

- Attend less than 75 percent of the board and committee meetings without a valid excuse for the absences. Valid reasons include illness or absence due to company business. Participation via telephone is acceptable. In addition, if the director missed only one meeting or one day's meetings, votes should not be withheld even if such absence dropped the director's attendance below 75 percent.

- Ignore a shareholder proposal that is approved by a majority of shares outstanding

- Ignore a shareholder proposal that is approved by a majority of the votes cast for two consecutive years

- Are interested directors and sit on the audit or nominating committee, or

- Are interested directors and the full board serves as the audit or nominating committee or the company does not have one of these committees.

CONVERT CLOSED-END FUND TO OPEN-END FUND

Vote conversion proposals on a CASE-BY-CASE basis, considering the following factors:

- Past performance as a closed-end fund

- Market in which the fund invests

- Measures taken by the board to address the discount

- Past shareholder activism, board activity

- Votes on related proposals.

PROXY CONTESTS

Votes on proxy contests should be determined on a CASE-BY-CASE basis, considering the following factors:

- Past performance relative to its peers

- Market in which fund invests

- Measures taken by the board to address the issues

- Past shareholder activism, board activity, and votes on related proposals

- Strategy of the incumbents versus the dissidents

- Independence of directors

- Experience and skills of director candidates

- Governance profile of the company

- Evidence of management entrenchment

INVESTMENT ADVISORY AGREEMENTS

Votes on investment advisory agreements should be determined on a CASE-BY-CASE basis, considering the following factors:

- Proposed and current fee schedules

- Fund category/investment objective

- Performance benchmarks

- Share price performance compared to peers

- Resulting fees relative to peers

- Assignments (where the advisor undergoes a change of control).

APPROVE NEW CLASSES OR SERIES OF SHARES

Vote FOR the establishment of new classes or series of shares.

PREFERRED STOCK PROPOSALS

Votes on the authorization for or increase in preferred shares should be determined on a CASE-BY-CASE basis, considering the following factors:

- Stated specific financing purpose

- Possible dilution for common shares

- Whether the shares can be used for antitakeover purposes.

1940 ACT POLICIES

Votes on 1940 Act policies should be determined on a CASE-BY-CASE basis, considering the following factors:

- Potential competitiveness

- Regulatory developments

- Current and potential returns

- Current and potential risk.

Generally vote FOR these amendments as long as the proposed changes do not fundamentally alter the investment focus of the fund and do comply with the current SEC interpretation.

CHANGE FUNDAMENTAL RESTRICTION TO NONFUNDAMENTAL RESTRICTION

Proposals to change a fundamental restriction to a non-fundamental restriction should be evaluated on a CASE-BY-CASE basis, considering the following factors:

- The fund's target investments

- The reasons given by the fund for the change

- The projected impact of the change on the portfolio.

CHANGE FUNDAMENTAL INVESTMENT OBJECTIVE TO NON-FUNDAMENTAL

Vote AGAINST proposals to change a fund's fundamental investment objective to non-fundamental.

NAME CHANGE PROPOSALS

Votes on name change proposals should be determined on a CASE-BY-CASE basis, considering the following factors:

- Political/economic changes in the target market

- Consolidation in the target market

- Current asset composition

CHANGE IN FUND'S SUBCLASSIFICATION

Votes on changes in a fund's subclassification should be determined on a CASE-BY-CASE basis, considering the following factors:

- Potential competitiveness

- Current and potential returns

- Risk of concentration

- Consolidation in target industry

DISPOSITION OF ASSETS/TERMINATION/LIQUIDATION

Vote these proposals on a CASE-BY-CASE basis, considering the following factors:

- Strategies employed to salvage the company

- The fund's past performance

- Terms of the liquidation.

CHANGES TO THE CHARTER DOCUMENT

Votes on changes to the charter document should be determined on a CASE-BY-CASE basis, considering the following factors:

- The degree of change implied by the proposal

- The efficiencies that could result

- The state of incorporation

- Regulatory standards and implications.

Vote AGAINST any of the following changes:

- Removal of shareholder approval requirement to reorganize or terminate the trust or any of its series

- Removal of shareholder approval requirement for amendments to the new declaration of trust

- Removal of shareholder approval requirement to amend the fund's management contract, allowing the contract to be modified by the investment manager and the trust management, as permitted by the 1940 Act

- Allow the trustees to impose other fees in addition to sales charges on investment in a fund, such as deferred sales charges and redemption fees that may be imposed upon redemption of a fund's shares

- Removal of shareholder approval requirement to engage in and terminate subadvisory arrangements

- Removal of shareholder approval requirement to change the domicile of the fund

CHANGE THE FUND'S DOMICILE

Vote reincorporations on a CASE-BY-CASE basis, considering the following factors:

- Regulations of both states

- Required fundamental policies of both states

- Increased flexibility available.

AUTHORIZE THE BOARD TO HIRE AND TERMINATE SUBADVISORS WITHOUT SHAREHOLDER APPROVAL

Vote AGAINST proposals authorizing the board to hire/terminate subadvisors without shareholder approval.

DISTRIBUTION AGREEMENTS

Vote these proposals on a CASE-BY-CASE basis, considering the following factors:

- Fees charged to comparably sized funds with similar objectives

- The proposed distributor's reputation and past performance

- The competitiveness of the fund in the industry

- Terms of the agreement.

MASTER-FEEDER STRUCTURE

Vote FOR the establishment of a master-feeder structure.

MERGERS

Vote merger proposals on a CASE-BY-CASE basis, considering the following factors:

- Resulting fee structure

- Performance of both funds

- Continuity of management personnel

- Changes in corporate governance and their impact on shareholder rights.

SHAREHOLDER PROPOSALS TO ESTABLISH DIRECTOR OWNERSHIP REQUIREMENT

Generally vote AGAINST shareholder proposals that mandate a specific minimum amount of stock that directors must own in order to qualify as a director or to remain on the board. While ISS favors stock ownership on the part of directors, the company should determine the appropriate ownership requirement.

SHAREHOLDER PROPOSALS TO REIMBURSE PROXY SOLICITATION EXPENSES

Voting to reimburse proxy solicitation expenses should be analyzed on a CASE-BY-CASE basis. In cases where ISS recommends in favor of the dissidents, we also recommend voting for reimbursing proxy solicitation expenses.

SHAREHOLDER PROPOSALS TO TERMINATE INVESTMENT ADVISOR

Vote to terminate the investment advisor on a CASE-BY-CASE basis, considering the following factors:

- Performance of the fund's NAV

- The fund's history of shareholder relations

- The performance of other funds under the advisor's management.

EXHIBIT C

PENDING LITIGATION

The Trust's prospectuses describe multiple lawsuits which have been filed against Old Mutual Funds II (formerly named PBHG Funds), Liberty Ridge, and certain related parties. Certain class action and shareholder derivative suits have been centralized in a Federal Multi-District Litigation proceeding titled In Re Mutual Funds Investment Litigation (the "MDL Litigation") in the U.S. District Court for the District of Maryland (the "MDL Court").

The designated lead plaintiffs in the MDL Litigation filed consolidated amended complaints for the class actions and the derivative actions with the MDL Court on September 29, 2004. The consolidated amended complaint for the class action suits names as defendants: Old Mutual Funds II; Old Mutual plc and certain of its subsidiaries, including Liberty Ridge, Old Mutual Fund Services (formerly known as PBHG Fund Services), Old Mutual Shareholder Services, Inc. (formerly known as PBHG Shareholder Services, Inc.) and Old Mutual Investment Partners (formerly known as and also currently doing business as PBHG Fund Distributors); SEI Investments Distribution Company; Gary L. Pilgrim; Harold J. Baxter; certain alleged market timers; certain broker-dealers, clearing brokers and financial institutions; and certain John Doe defendants. The consolidated amended class action complaint alleges violations of: Sections 11, 12 and 15 of the Securities Act of 1933, as amended; Sections 10 and 20 and Rule 10b-5 under the Securities Exchange Act of 1934, as amended; Sections 34, 36 and 48 of the Investment Company Act of 1940, as amended (the "1940 Act"); and common law breach of fiduciary duty, fraud, aiding and abetting breach of fiduciary duty and unjust enrichment. The complaint requests compensatory damages (including interest), punitive damages, disgorgement and restitution, as well as costs and expenses of litigation, including reasonable attorneys' fees and expert fees.

The consolidated amended complaint for the derivative action suits names as defendants: Old Mutual Funds II (as nominal defendant); the Trustees of Old Mutual Funds II; Liberty Ridge, Old Mutual Investment Partners, Old Mutual Fund Services, and certain other subsidiaries of Old Mutual plc; Gary L. Pilgrim; Harold J. Baxter; and certain other alleged market timers, broker-dealers and other financial institutions. The consolidated amended derivative complaint alleges violations of: Sections 36, 47 and 48 of the 1940 Act; Sections 206 and 215 of the Investment Advisers Act of 1940, as amended; and common law breach of fiduciary duty, aiding and abetting breach of fiduciary duty, breach of contract, interference with contract, unjust enrichment and civil conspiracy. The complaint requests the removal and replacement of the Trustees; removing PBHG Funds' adviser and distributor; rescinding PBHG Funds' management and other contracts with PBHG Funds' adviser, distributor and other defendants; rescinding PBHG Funds' 12b-1 plans; disgorgement of management fees and other compensation paid to PBHG Funds' adviser and its affiliates; monetary damages, including punitive damages, together with interest; and fees and expenses of litigation, including reasonable attorneys' and expert fees.

While the cases that comprise the MDL Litigation have been transferred to one district and consolidated and coordinated into one proceeding, the individual cases have been consolidated and coordinated only for pre-trial purposes. The transferee court, and the parties, have not yet addressed the issues of whether, following pre-trial proceedings, the individual cases will then be remanded back to the transferor court for trial. As a result, the following lawsuits are still considered to be pending:

STEPHEN CAREY, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. Pilgrim Baxter & Associates, Ltd., PBHG Fund Distributors, PBHG Funds, Harold J. Baxter, Gary L. Pilgrim, PBHG Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG

Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Cash Reserves Fund, AND Does 1-100, in the United States District Court, Eastern District of Pennsylvania (Civil Action Number 03-CV-6255), filed November 14, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act of 1933, as amended (the "Securities Act"); Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); Rule 10b-5 under the Exchange Act; Sections 36(a) and (b) of the Investment Company Act of 1940, as amended (the "Investment Company Act"); and breach of fiduciary duty. The plaintiffs in this case are seeking: compensatory damages and interest; attorneys' and experts' fees and other costs; and equitable/injunctive relief.

AARON BRODY, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. Pilgrim Baxter & Associates, Ltd., PBHG Fund Distributors, PBHG Funds, Harold J. Baxter, Gary L. Pilgrim, PBHG Growth Fund, PBHG Emerging Growth, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value, PBHG Large Cap Value Fund, PBHG Mid-Cap Value, PBHG Select Equity Fund, PBHG Small Cap Value, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG MID-CAP FUND, PBHG Small Cap Fund, PBHG Clipper Focus, PBHG Small Cap Value, TS&W Small Cap Value Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Cash Reserves Fund, AND JOHN Does 1-100, in the United States District Court, Southern District of New York (Civil Action Number 1:03CV9216), filed on November 24, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Sections 36(a) and (b) of the Investment Company Act. The plaintiffs in this case are seeking compensatory damages and interest; attorneys' and experts' fees and other costs; and equitable/injunctive relief.

LILIA BINDER, WILLIAM HARRY EDMONSON, HENRY MORROW, DELIE ORLANDO, AND L.D. JOHNSON, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. PBHG Growth Fund, PBHG Emerging Growth Fund; PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Fund, PBHG Large Cap Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Cash Reserves Fund (collectively, the "PBHG mutual Funds"); PBHG Funds; Old Mutual Asset Management; Pilgrim Baxter & Associates, Ltd.; Harold J. Baxter; Gary L. Pilgrim; Appalachian Trails, L.P.; Michael Christiani; Wall Street Discount Corporation; Alan Lederfeind; and John Does 1-100, in the United States District Court, Eastern District of Pennsylvania (Civil Action Number 03-CV-6411), filed on November 24, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Section 206 of the Investment Advisers act of 1940, as amended (the "Advisers Act"). The plaintiffs in this case are seeking compensatory damages and interest; rescissory damages, rescission and recovery of fees paid; and attorneys' and experts' fees and other costs.

ROBERT K. BEITER, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. Pilgrim Baxter & Associates, Ltd., PBHG Fund Distributors, PBHG Funds, Harold J. Baxter, Gary L. Pilgrim, John Does 1-100, in the United States District Court, Eastern District of Pennsylvania (Civil Action Number 03-CV-6436), filed on November 25, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act. The plaintiffs in this case are seeking: compensatory damages and interest; attorneys' and experts' fees and other costs; and equitable/injunctive relief.

STANLEY D. BERNSTEIN PROFIT SHARING KEOUGH FOR THE BENEFIT OF STANLEY BERNSTEIN, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. Pilgrim Baxter & Associates, Ltd., PBHG Fund Distributors, PBHG Funds, Harold J. Baxter, Gary L. Pilgrim, PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Cash Reserves Fund, and John Does 1-100, in the United States District Court, Eastern District of Pennsylvania (Civil Action Number 03-CV-6441), filed on November 25, 2003. This claim alleges violations of: Section 34 of the Investment Company Act; and breach of fiduciary duty. The plaintiffs in this case are seeking: equitable/injunctive relief; an accounting for damages and profits; and attorneys' and experts' fees and other costs.

CHUCK HALL AND CHARLES BOLTON, DERIVATIVELY ON BEHALF OF PILGRIM BAXTER FUNDS V. Pilgrim Baxter & Associates, Gary L. Pilgrim, Harold J. Baxter, Appalachian Trails, Wall Street Discount Corporation, Alan Lederfeind, AND Pilgrim Baxter Funds, in the United States District Court, Eastern District of Pennsylvania (Civil Action Number 03-CV-6522), filed on November 28, 2003. This claim alleges violations of: Section 36 of the Investment Company Act; and breach of fiduciary duty. The plaintiffs in this case are seeking: to remove and replace the current Trustees of the PBHG Funds; compensatory damages and interest; and attorneys' and experts' fees and other costs.

ANATOLY S. WEISER, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Fund, PBHG Large Cap Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Cash Reserves Fund (collectively, the "PBHG Mutual Funds"), PBHG Funds, Old Mutual Asset Management, Pilgrim Baxter & Associates, Ltd., Harold J. Baxter, Gary L. Pilgrim, Appalachian Trails, LP, Michael Christiani, Wall Street Discount Corporation, Alan Lederfeind, John Does 1-100, in the United States District Court, Eastern District of Pennsylvania (Civil Action Number 03-CV-6509), filed on December 1, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Section 206 of the Advisers Act. The plaintiffs in this case are seeking compensatory damages and interest; rescissory damages, rescission and recovery of fees paid; and attorneys' and experts' fees and other costs.

KORSHED F. JUNGALAWALA V. PILGRIM BAXTER & Associates, Ltd., Gary L. Pilgrim, Harold J. Baxter, in the United States District Court, Eastern District of Pennsylvania (Civil Action Number 03-CV-6544), filed on December 4, 2003. Pilgrim Baxter has not yet obtained a copy of the complaint in this case, but believes that the plaintiffs' claims and relief sought will be similar in nature to those of the other lawsuits identified in this Exhibit C.

MICHAEL PEROFF, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. Pilgrim Baxter & Associates, Ltd., PBHG Fund Distributors, PBHG Funds, Harold J. Baxter, Gary L. Pilgrim, PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, TS&W Small Cap Value Fund, LLC, PBHG

REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Cash Reserves Fund, John Does 1-100, in the United States District Court, Eastern District of Pennsylvania (Civil Action Number 03-CV-6570), filed on December 5, 2003. This claim alleges violations of: Section 34 of the Investment Company Act; and breach of fiduciary duty. The plaintiffs in this case are seeking equitable/injunctive relief; an accounting of profits; and attorneys' and experts' fees and other costs.

RACHELLE KNOPF, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. Pilgrim Baxter & Associates, Ltd., PBHG Fund Distributors, PBHG Funds, Harold J. Baxter, Gary Pilgrim, PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Small Cap Value Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, TS&W Small Cap Value Fund, LLC, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Cash Reserves Fund, John Does 1-100, in the United States District Court, Southern District of New York (Civil Action Number 1:03CV9655), filed on December 5, 2003. Pilgrim Baxter has not yet obtained a copy of the complaint in this case, but believes that the plaintiffs' claims and relief sought will be similar in nature to those of the other lawsuits identified in this Exhibit C.

MIKE ATASSI INDIVIDUALLY ON BEHALF OF ALL OTHERS SIMILARLY SITUATED V. Pilgrim Baxter & Associates, Ltd., PBHG Fund Distributors, PBHG Funds, Harold J. Baxter, Gary L. Pilgrim, PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Value Fund, PBHG Large Cap Value Fund, PBHG Mid-Cap Value Fund, PBHG Select Equity Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Large Cap Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, TS&W Small Cap Value Fund, LLC, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Cash Reserves Fund, John Does 1-100, in the United States District Court, Southern District of New York (Civil Action Number 1:03CV9790), filed on December 10, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Sections (a) and 36(b) of the Investment Company Act. The plaintiffs in this case are seeking damages and interest; equitable/injunctive relief; and attorneys' and experts' fees and other costs.

BENJAMIN SCHONBRUN, INDIVIDUALLY AND ON BEHALF OF ALL OTHERS SIMILARLY SITUATED, V. PBHG Growth Fund, PBHG Emerging Growth Fund, PBHG Large Cap Growth Fund, PBHG Select Growth Fund, PBHG Focused Fund, PBHG Large Cap Fund, PBHG Large Cap 20 Fund, PBHG Strategic Small Company Fund, PBHG Disciplined Equity Fund, PBHG Mid-Cap Fund, PBHG Small Cap Fund, PBHG Clipper Focus Fund, PBHG Small Cap Value Fund, PBHG REIT Fund, PBHG Technology & Communications Fund, PBHG IRA Capital Preservation Fund, PBHG Intermediate Fixed Income Fund, PBHG Cash Reserves Fund (Collectively, the "PBHG Mutual Funds", PBHG Funds, Old Mutual Asset Management, Pilgrim Baxter & Associate, Ltd., Harold J. Baxter, Gary L. Pilgrim, Appalachian Trails, LP, Michael Christiani, Wall Street Discount Corporation, Alan Lederfeind, John Does 1-100, in the United States District Court, Eastern District of Pennsylvania (Civil Action Number 03-CV-6710), filed on December 12, 2003. This claim alleges violations of: Sections 11 and 15 of the Securities Act; Sections 10(b) and 20(a) of the Exchange Act; Rule 10b-5 under the Exchange Act; and Section 206 of the Advisers Act. The plaintiffs in this case are seeking compensatory damages and interest; rescissory damages, rescission and recovery of fees paid; and attorneys' and experts' fees and other costs.

ROBERT J. GORDON, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED, V. PBHG FUNDS SERVICES, PILGRIM BAXTER & ASSOCIATES, LTD., GARY L. PILGRIM, HAROLD J. BAXTER AND DOES 1 THROUGH 29, in the Court of Common Pleas, Philadelphia County, Commonwealth of Pennsylvania (Case Identification No. 040102720), filed on January 22, 2004. This claim alleges violations of breach of fiduciary duty, breach of contract, tortuous interference with contract and unjust enrichment. The plaintiffs in this case are seeking damages, including punitive damages, interest, equitable/injunctive relief, and reasonable attorneys' and experts' fees.

EXHIBIT D

PORTFOLIO MANAGER DISCLOSURE

As of March 31, 2008

INVESTMENTS IN EACH FUND

NAME OF PORTFOLIO MANAGER	NAME OF FUND	DOLLAR RANGE OF INVESTMENTS IN EACH FUND
Larry S. Antonatos	Heitman REIT Fund	None
James P. Barrow	Barrow Hanley Value Fund	Over $1,000,000
Dennis Bein	Analytic U.S. Long/Short Fund	None
James B. Bell, III	Small Cap Fund	$10,001 - $50,000
	Strategic Small Company Fund	None
William W. Bryant, III	Discover Value Fund	None
William W. Bryant, Jr.	Discover Value Fund	None
Craig Chodash	Columbus Circle Technology and Communications Fund	None
Robert P. Clancy	Dwight Intermediate Fixed Income Fund	None
	Dwight Short Term Fixed Income Fund	None
Christopher N. Cuesta	Discover Value Fund	None
Harindra de Silva	Analytic U.S. Long/Short Fund	None
Tony Y. Dong	Growth Fund	None
Bradley J. Fretz	Large Cap Growth Fund	None
	Advantage Growth Fund	None
	Developing Growth Fund	None
David R. Hardin	Barrow Hanley Core Bond Fund	None
John P. Harloe	Discover Value Fund	None
Brett P. Hawkins	TS&W Mid-Cap Value Fund	None

NAME OF PORTFOLIO MANAGER	NAME OF FUND	DOLLAR RANGE OF INVESTMENTS IN EACH FUND
Tara R. Hedlund	Growth Fund	None
Jerome J. Heppelmann	Focused Fund	$500,001 - $1,000,000
	Mid-Cap Fund	$100,001 - $500,000
Kelli K. Hill	Large Cap Growth Fund	None
	Select Growth Fund	None
	Advantage Growth Fund	None
Richard A. Horstmann	Discover Value Fund	None
Jeffrey A. Johnson	Developing Growth Fund	None
Peter A. Johnson	Large Cap Growth Fund	None
	Advantage Growth Fund	None
	Developing Growth Fund	None
Joshua M. Kruk	Dwight Intermediate Fixed Income Fund	None
	Dwight Short Term Fixed Income Fund	None
J. Stephen Lauck	Large Cap Growth Fund	None
	Advantage Growth Fund	None
Marc W. Lieberman	Large Cap Growth Fund	None
	Select Growth Fund	None
	Advantage Growth Fund	None
Mark C. Luchsinger	Barrow Hanley Core Bond Fund	None
Michael Malouf	Developing Growth Fund	None
	Strategic Small Company Fund	None
Brian S. Matuszak	Growth Fund	None
Todd McCallister	Small Cap Fund	None
	Strategic Small Company Fund	None

NAME OF PORTFOLIO MANAGER	NAME OF FUND	DOLLAR RANGE OF INVESTMENTS IN EACH FUND
James S. McClure	Discover Value Fund	None
J. Scott McDonald	Barrow Hanley Core Bond Fund	None
Christopher K. McHugh	Growth Fund	None
	Select Growth Fund	None
William C. McVail	Select Growth Fund	None
Edward B. Meigs	Dwight High Yield Fund	None
Peter M. Milne	Dwight Intermediate Fixed Income Fund	None
	Dwight Short Term Fixed Income Fund	None
Andy Y. Mui	Growth Fund	None
Chad M. Nelson	Discover Value Fund	None
Halie W. O'Shea	Large Cap Growth Fund	None
Robb J. Parlanti	Large Cap Growth Fund	None
Deborah A. Petruzzelli	Barrow Hanley Core Bond Fund	None
John S. Pickler	TS&W Mid-Cap Value Fund	None
Timothy J. Pire	Heitman REIT Fund	$10,001 - $50,000
Frank H. Reichel, III	TS&W Small Cap Value Fund	Over $1,000,000
Anthony Rizza	Columbus Circle Technology and Communications Fund	None
George L. Sanders	Growth Fund	None
Steven Sapra	Analytic U.S. Long/Short Fund	None
Jason D. Schrotberger	Growth Fund	None
Sean M. Slein	Dwight High Yield Fund	None
Stacey Serafini Thomas	Small Cap Fund	None
	Strategic Small Company Fund	None

NAME OF PORTFOLIO MANAGER	NAME OF FUND	DOLLAR RANGE OF INVESTMENTS IN EACH FUND
Alexander J. Thomson	Discover Value Fund	None
J. Stephen Thornborrow	Large Cap Growth Fund	None
	Advantage Growth Fund	None
	Developing Growth Fund	None
Mark D. Turner	Large Cap Growth Fund	None
Robert E. Turner	Large Cap Growth Fund	None
	Select Growth Fund	None
Tucker Walsh	Developing Growth Fund	None
	Strategic Small Company Fund	None
John S. Williams	Barrow Hanley Core Bond Fund	None
Geoffrey A. Wilson	Growth Fund	None
Derrick M. Wulf	Dwight Short Term Fixed Income Fund	None
	Dwight Intermediate Fixed Income Fund	None

DESCRIPTION OF COMPENSATION STRUCTURE

Analytic

Analytic's compensation structure for professional employees consists of an industry median base salary (based on independent industry information) and an annual discretionary bonus. Bonus amounts are determined using the following factors: the overall success of the firm in terms of profitability; the overall success of the department or team; and an individual's contribution to the team, based on goals established during the performance period. Compensation based on investment strategy performance is not tied to individual account performance, but rather each strategy as a whole. Strategy performance information is based on pre-tax calculations for the prior calendar year. No portfolio manager is directly compensated a portion of an advisory fee based on the performance of a specific account. Members of Analytic's senior management team and investment management professionals may also have a deferred component to their total compensation (with a three-year vesting period) that is invested in the firm's investment products to tie the interests of the individual to the interests of the firm and Analytic's clients. Portfolio managers' base salaries are typically reviewed on an annual basis determined by each portfolio manager's anniversary date of employment. Discretionary bonuses are determined annually, upon analysis of information from the prior calendar year.

Ashfield

Ashfield is committed to providing industry competitive benefits and compensation to its employees. Compensation incentives currently in place for all employees, including investment professionals, consist of base salary plus participation in Ashfield's discretionary incentive bonus program based on the firm's overall performance and the employee's individual contributions to the firm's success.

All employees share in the profits of Ashfield through the firm's Profit Sharing Plan. Additionally, investment professionals and certain key employees have either an equity stake in the firm through ACO Partners (formerly known as Ashfield & Co.) or have been granted a profits interest in the firm through Ashfield Participation LP. Compensation payments made through Ashfield's discretionary bonus program and the firm's profit sharing plan are based on the firm's calendar year profitability. Employees with an equity stake in the firm and those who have been granted a profits interest in Ashfield receive quarterly distributions based upon the firm's profits.

Barrow Hanley

In addition to base salary, all portfolio managers and analysts share in a bonus pool that is distributed semi-annually. Analysts and portfolio managers are rated on their value added to the team-oriented investment process. Overall compensation applies with respect to all accounts managed and compensation does not differ with respect to distinct accounts managed by a portfolio manager. Compensation is not tied to a published or private benchmark. It is important to understand that contributions to the overall investment process may include not recommending securities in an analyst's sector if there are no compelling opportunities in the industries covered by that analyst.

The compensation of portfolio managers is not directly tied to fund performance or growth in assets for any fund or other account managed by a portfolio manager and portfolio managers are not compensated for bringing in new business. Of course, growth in assets from the appreciation of existing assets and/or growth in new assets will increase revenues and profit. The consistent, long-term growth in assets at any investment firm is to a great extent, dependent upon the success of the portfolio management team. The compensation of the portfolio management team at the Adviser will increase over time, if and when assets continue to grow through competitive performance.

Columbus Circle

Columbus Circle Investors seeks to maintain a competitive compensation program based on investment management industry standards to attract and retain superior investment professionals. Compensation structure is comprised of the following:

• Base Salary. Each member of the professional staff is paid a fixed base salary, which varies depending on the experience and responsibilities assigned to that individual. The firm's goal is to maintain competitive base salaries through an annual review process, which includes an analysis of industry standards, market conditions, and salary surveys.

• Bonus. Each member of the professional staff is eligible to receive an annual bonus. Targeted bonus amounts vary among professional staff based on the experience level and responsibilities. Bonus compensation is based upon the performance of the investment strategy and the role that person plays in adding to the overall value added to the portfolio(s).

• Equity Payments. Professional staff who are partners of CCI receive also quarterly distributions based upon their equity ownership share and firm profitability.

All Columbus Circle employees are eligible to participate in a competitive benefits package including health and retirement benefits (in the form of a 401(k) plan).

Copper Rock

Copper Rock is committed to retaining all members of its senior management team by offering a competitive salary, broad distribution of equity, and partnership bonuses.

- Base Salary. Each investment professional is paid a fixed base salary, which varies among investment professional depending on the experience and responsibilities of the portfolio manager as well as the market forces at the time the portfolio manager is hired or upon any renewal period.

- Bonus. Each investment professional is eligible to receive an annual bonus. Bonus amounts are principally tied to firm profitability and the individual's contribution to the team. Greater emphasis is placed on investment performance and a smaller portion of the bonus is based on qualitative factors, which may include marketing and client service activities.

- Equity Distribution. The majority of all investment professionals have a substantial equity stake in the firm.

Dwight

Dwight compensates Portfolio Managers and other investment professionals through a competitive base salary and an annual profit-sharing bonus. As of May 2008 certain key investment and senior management personnel are potentially eligible to participate in an Equity Plan, which permits certain Dwight employees to own, in aggregate, up to 24.9% of the firm over time.

Portfolio Managers receive a competitive base salary (50-80% of compensation) and participate in an annual profit-sharing bonus (20-50% of compensation). The portion of bonus based on investment performance is approximately 70%. Performance is measured based on the excess returns generated by individual sector portfolio management teams over the prior year. The portion of bonus based on subjective criteria is approximately 30%. These components include teamwork, overall performance, and firm profitability. Equity Plan participation would generally take the place of a portion of profit-sharing participation in a particular year.

The portion of variable compensation that relates to investment performance is based on several factors and would generally be made on a calendar year assessment, would be pre-tax and would consider performance versus appropriate indices and other relevant factors.

Eagle

The compensation package for Eagle portfolio managers consists of three elements: a fixed base salary, an annual bonus, and the option to participate in a deferred compensation program. Portfolio managers receive benefits from Eagle's parent company, Raymond James Financial (RJF), including a 401(k) program, profit sharing and an Employee Stock Purchase Plan.

- Base Salary. Portfolio managers are paid a base salary that is competitive with other Portfolio managers in the industry, based on industry surveys.

- Revenue Sharing Program. Portfolio managers participate in a revenue-sharing program that provides incentives to build a successful investment program over the long-term. Each portfolio manager's revenue-sharing is based on the revenues earned in their specific investment program(s). A portion of Mr. McCallister's and Ms. Thomas' annual revenue sharing bonus is paid in the form of restricted stock in RJF. This stock vests three years after its award.

- Non-qualified Stock Option Program. Portfolio managers participate in a non-qualified stock option program that vests at the end of the seventh year following the date of the grant, and a portion of the options vest based upon investment performance.

- Deferred Compensation Program. Mr. McCallister and Ms. Thomas receive additional compensation in the form of a deferred cash compensation arrangement with the firm.

Portfolio manager's compensation is based upon all accounts managed and performance is evaluated annually. Performance is evaluated on the entire composite of accounts and is pre-tax and account weighted.

Heitman

The portfolio managers are a part of the 19 senior employees of Heitman and Heitman LLC who hold a 50% equity interest in the business. The expansion of the firm's equity ownership group was done to accomplish two goals: to put in place incentives for peak client service and portfolio performance and to provide the basis for retention of key personnel. The total compensation of these partners is tied directly to the performance of the investments under their individual management and the degree to which client objectives have been met.

Compensation for the portfolio management team is aligned with the interests of Heitman's clients. Compensation comes in the form of salaries and bonus compensation drawn from the profits of the enterprise. Bonuses for Heitman's publicly traded real estate securities investment professionals are determined according to the following criteria:

- Performance versus benchmark;
- Performance versus peer group managers;
- Profitability of the enterprise;
- Profitability of the business unit;
- Stock selection ability; and
- Subjective review of performance.

These measures are evaluated over one and three year periods. Heitman participates in several annual compensation surveys including, the McClagan, NAREIM and FPL surveys. Based on these studies, Heitman's compensation structure is competitive with the industry standard.

Liberty Ridge

Liberty Ridge seeks to maintain a compensation program that is competitive relative to investment management industry standards to attract and retain superior investment professionals. For each portfolio manager, Liberty Ridge's compensation structure includes the following components: base salary, annual bonus, annual cash payments relating to interests under a phantom equity plan, deferred profit sharing, and the ability to participate in a voluntary income deferral plan. There are no differences between the methods used to determine the manager's compensation with respect to management of the Fund(s) and management of any non-Fund accounts, Each of these components of compensation is described below.

- Base Salary. Each portfolio manager is paid a fixed base salary, which varies among portfolio managers depending on the experience and responsibilities of the portfolio manager as well as the market forces at the time the portfolio manager is hired or upon any renewal period.

- Bonus. Each portfolio manager is eligible to receive an annual bonus. Targeted bonus amounts vary among portfolio managers based on the experience level, assets managed and responsibilities of the portfolio manager. Bonus amounts are principally tied to investment performance versus appropriate peer groups and benchmarks (with respect to the Funds sub-advised by Liberty Ridge, the Funds' primary benchmarks are used) and are based on pre-tax performance generally over a one, three, and five year periods. Greater emphasis is placed on returns for periods longer than one year and lesser emphasis on one-year returns, which serves to align the compensation of portfolio managers with longer-term positive investment performance. A smaller portion of the bonuses is based on qualitative factors, which may include marketing and client service activities.

- Phantom Equity Plan. Each portfolio manager is eligible to receive equity incentives in the form of "phantom equity." Phantom equity gives the portfolio managers the right (subject to certain terms and conditions) to participate in the future growth of Liberty Ridge, as if the portfolio managers were the owners of shares of Liberty Ridge's common stock. Phantom equity units vest over time, so as to create retention incentives.

- Deferred Profit Sharing. All employees are eligible to receive annual profit sharing contributions under a qualified profit sharing plan, subject to IRS limitations. Discretionary contributions are made on an annual basis.

- Deferred Compensation Plan. Portfolio managers meeting certain requirements are also eligible to participate in a voluntary, nonqualified deferred compensation plan that allows participants to defer a portion of their income on a pre-tax basis and potentially earn tax-deferred returns.

Each portfolio manger is eligible to participate in benefit plans and programs available generally to all employees of Liberty Ridge.

Munder

The compensation package for all members of Munder's portfolio management teams has historically consisted of three elements: fixed base salary; short-term incentive in the form of an annual bonus; and long-term incentive in the form of equity ownership. Certain portfolio managers may also receive variable bonus compensation or performance-based fees. Munder also provides a competitive benefits package, including health and welfare benefits and retirement benefits in the form of a 401(k) plan which includes an employer contribution.

Members of Munder's portfolio management teams are eligible to earn a performance bonus. Bonuses for all members of a portfolio management team are influenced by the profitability of the firm and the performance of the aggregate group of accounts managed by the team. Target bonuses for portfolio managers typically range from 50 to 200% of base salary. Target bonuses for equity analysts typically range from 50 to 150% of base salary. Actual bonuses for all personnel, however, are completely discretionary and can be as low as 0% and range as high as 300% or more of salary. In determining portfolio manager bonuses, Munder considers a variety of factors, including qualitative elements such as leadership, team interaction and results, client satisfaction, and overall contribution to the firm's success, as well as the profitability of the firm and the performance of the aggregate group of accounts managed by the portfolio manager. With respect to each account managed by the portfolio manager, performance is measured relative to that account's benchmark index for the most recent one-year and three-year periods. Determination of equity analyst bonuses also involves consideration of a variety of factors, including performance of individual security recommendations, team performance relative to applicable benchmarks, as well as qualitative elements such as team interaction, growth, and overall contribution to the firm's success.

Certain portfolio managers are eligible to receive variable bonus compensation based on fees received by Munder for all accounts managed by the portfolio manager pursuant to a specific investment style. In certain instances, such compensation is conditioned upon a minimum asset level in the investment discipline. In certain instances, such compensation is based on the investment performance of accounts managed by such portfolio manager pursuant to a specific investment style, provided the performance of the related Munder Fund or investment style composite exceeds the performance of the related index on a compound annual basis over a stated period.

Effective January 2, 2007, key members of the portfolio management teams are eligible for long-term incentives in the form of restricted shares of Munder Capital Holdings, LLC, the majority partner of Munder. Restricted shares typically vest quarterly over a three-year period. The restricted share grants provide incentive to retain key personnel and serve to align portfolio managers' interests with those of Munder directly, and, indirectly, the accounts managed by Munder.

THB

THB compensates the portfolio managers for their management of the Funds sub-advised by THB. Each portfolio manager's compensation consists of an industry competitive base salary plus a performance bonus. Bonuses are paid annually and are based on a number of contributing factors, including firm performance and client performance.

TS&W

For each portfolio manager, TS&W's compensation structure includes the following components: base salary, annual bonus, deferred profit sharing and the ability to participate in a voluntary income deferral plan.

- <u>Base Salary</u>. Each portfolio manager is paid a fixed base salary, which varies among portfolio managers depending on the experience and responsibilities of the portfolio manager as well as the strength or weakness of the employment market at the time the portfolio manager is hired or upon any renewal period.

- <u>Bonus</u>. Each portfolio manager is eligible to receive an annual bonus. Targeted bonus amounts vary among portfolio managers based on the experience level and responsibilities of the portfolio manager. Bonus amounts are discretionary tied to overall performance versus individual objectives. Performance versus peer groups and benchmarks are taken into consideration. For capacity constrained products, like small cap value, the small cap portfolio manager has an incentive program tied to the revenue generated in that products area.

- <u>Deferred Profit Sharing</u>. All employees are eligible to receive annual profit sharing contributions under a qualified profit sharing plan, subject to IRS limitations. Discretionary contributions are made on an annual basis at the sole discretion of TS&W.

- Deferred Compensation Plan. Portfolio managers meeting certain requirements are also eligible to participate in a voluntary, nonqualified deferred compensation plan that allows participants to defer a portion of their income on a pre-tax basis and potentially earn tax-deferred returns.

- Equity Plan. Key employees may be awarded deferred TS&W equity grants. In addition, key employees may purchase TS&W equity directly.

Each portfolio manger is eligible to participate in benefit plans and programs available generally to all employees of TS&W.

Turner

Turner's investment professionals receive a base salary commensurate with their level of experience. Turner's goal is to maintain competitive base salaries through review of industry standards, market conditions, and salary surveys. Bonus compensation, which is a multiple of base salary, is based on the performance of each individual's sector and portfolio assignments relative to appropriate market benchmarks. In addition, each employee is eligible for equity awards. Turner believes this compensation provides incentive to attract and retain highly qualified people.

The objective performance criteria noted above accounts for 90% of the bonus calculation. The remaining 10% is based upon subjective, "good will" factors including teamwork, interpersonal relations, the individual's contribution to overall success of the firm, media and client relations, presentation skills, and professional development. Portfolio managers/analysts are reviewed on an annual basis. The Chief Investment Officer, Robert E. Turner, CFA, is responsible for setting base salaries, bonus targets, and making all subjective judgments related to an investment professionals' compensation.

OTHER MANAGED ACCOUNTS

Certain of the Funds' portfolio managers also manage other mutual funds for which the Sub-Adviser acts as adviser, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals. The following chart reflects accounts other than the Funds for which each portfolio manager has day-to-day management responsibilities as of March 31, 2008, unless otherwise indicated. Accounts are grouped into three categories: (i) mutual funds, (ii) other pooled investment vehicles, and (iii) other accounts. To the extent that any of these accounts pay advisory fees that are based on performance of the account ("performance-based fees"), that information is specifically identified.

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
Larry S. Antonatos	5 Registered Investment Companies with $314 million in total assets under management.
	4 Other Pooled Investment Vehicles with $1.7 billion in total assets under management.
	3,014 Other Accounts with $1.4 billion in total assets under management, of which 1 account ($62 million) is subject to a

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
	performance-based advisory fee.
James P. Barrow	13 Registered Investment Companies with $33.0 billion in total assets under management, of which 3 accounts ($29.9 billion) are subject to a performance-based advisory fee.
	2 Other Pooled Investment Vehicles with $332 million in total assets under management.
	27 Other Accounts with $2.5 billion in total assets under management.
Dennis Bein	16 Registered Investment Companies with $4.1 billion in total assets under management.
	24 Other Pooled Investment Vehicles with $2.4 billion in total assets under management, of which 15 accounts ($1.6 billion) are subject to a performance-based advisory fee.
	36 Other Accounts with $3.9 billion in total assets under management, of which 13 accounts ($1.2 billion) are subject to a performance-based advisory fee.
James B. Bell, III	1 Registered Investment Companies with $37 million in total assets under management.
	1 Other Pooled Investment Vehicles with $2 million in total assets under management.
William W. Bryant, III	3 Other Pooled Investment Vehicles with $430 million in total assets under management, of which 1 account ($353 million) is subject to a performance-based advisory fee.
	40 Other Accounts with $2.24 billion in total assets under management, of which 3 accounts ($566 million) are subject to a performance-based advisory fee.
William W. Bryant, Jr.	3 Other Pooled Investment Vehicles with $430 million in total assets under management, of which 1 account ($353 million) is subject to a performance-based advisory fee.
	40 Other Accounts with $2.24 billion in total assets under management, of which 3 accounts ($566 million) are subject to a performance-based advisory fee.
Craig Chodash	1 Registered Investment Companies with $17 million in total assets under management.
	2 Other Pooled Investment Vehicles with $50 million in total assets

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
	under management.
Robert P. Clancy	2 Registered Investment Companies with $82 million in total assets under management.
	8 Other Pooled Investment Vehicles with $29.5 billion in total assets under management.
	41 Other Accounts with $24 billion in total assets under management, of which 6 accounts ($18.7 billion) are subject to a performance-based advisory fee.
Christopher N. Cuesta	3 Other Pooled Investment Vehicles with $430 million in total assets under management, of which 1 account ($353 million) is subject to a performance-based advisory fee.
	40 Other Accounts with $2.24 billion in total assets under management, of which 3 accounts ($566 million) are subject to a performance-based advisory fee.
Harindra de Silva	17 Registered Investment Companies with $4.2 billion in total assets under management.
	23 Other Pooled Investment Vehicles with $2.2 billion in total assets under management, of which 15 accounts ($1.4 billion) are subject to a performance-based advisory fee.
	35 Other Accounts with $4.8 billion in total assets under management, of which 14 accounts ($2.0 billion) are subject to a performance-based advisory fee.
Tony Y. Dong	7 Registered Investment Companies with $4.7 billion in total assets under management.
	60 Other Pooled Investment Vehicles with $1.4 billion in total assets under management.
	30 Other Accounts with $384 million in total assets under management.
Bradley J. Fretz	98 Other Accounts with $2.4 billion in total assets under management.
David R. Hardin	11 Registered Investment Companies with $336.2 million in total assets under management.
	4 Other Pooled Investment Vehicles with $122 million in total assets under management.
	87 Other Accounts with $4.3 billion in total assets under management,

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
	of which 3 accounts ($1.4 billion) are subject to a performance-based advisory fee.
John P. Harloe	4 Registered Investment Companies with $744 million in total assets under management.
	1 Other Pooled Investment Vehicles with $4 million in total assets under management.
	16 Other Accounts with $651 million in total assets under management.
Brett P. Hawkins	3 Registered Investment Companies with $10 million in total assets under management.
	42 Other Accounts with $1.4 billion in total assets under management.
Tara R. Hedlund	10 Registered Investment Companies with $3.1 billion in total assets under management, of which 1 account ($56 million) is subject to a performance-based advisory fee.
	21 Other Pooled Investment Vehicles with $434 million in total assets under management, of which 2 accounts ($4 million) are subject to a performance-based advisory fee.
	14 Other Accounts with $805 million in total assets under management, of which 1 account ($111 million) is subject to a performance-based advisory fee.
Jerome J. Heppelmann	2 Registered Investment Companies with $34 million in total assets under management.
	2 Other Pooled Investment Vehicles with $6 million in total assets under management.
Kelli K. Hill	49 Other Accounts with $2.2 billion in total assets under management.
Richard A. Horstmann	3 Other Pooled Investment Vehicles with $430 million in total assets under management, of which 1 account ($353 million) is subject to a performance-based advisory fee.
	40 Other Accounts with $2.24 billion in total assets under management, of which 3 accounts ($566 million) are subject to a performance-based advisory fee.
Jeffrey A. Johnson	6 Other Accounts with $39 million in total assets under management.
Peter A. Johnson	154 Other Accounts with $2.5 billion in total assets under management.

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
Joshua M. Kruk	2 Registered Investment Companies with $82 million in total assets under management.
	8 Other Pooled Investment Vehicles with $29.5 billion in total assets under management.
	41 Other Accounts with $24 billion in total assets under management, of which 6 accounts ($18.7 billion) are subject to a performance-based advisory fee.
J. Stephen Lauck	174 Other Accounts with $2.7 billion in total assets under management.
Marc W. Lieberman	45 Other Accounts with $2.2 billion in total assets under management.
Mark C. Luchsinger	11 Registered Investment Companies with $336.2 million in total assets under management.
	4 Other Pooled Investment Vehicles with $122 million in total assets under management.
	87 Other Accounts with $4.3 billion in total assets under management, of which 3 accounts ($1.4 billion) are subject to a performance-based advisory fee.
Mike Malouf	6 Registered Investment Companies with $479 million in total assets under management.
	8 Other Pooled Investment Vehicles with $332 million in total assets under management.
	41 Other Accounts with $1.6 billion in total assets under management.
Brian S. Matuszak	5 Registered Investment Companies with $4.7 billion in total assets under management.
	44 Other Pooled Investment Vehicles with $1.1 billion in total assets under management.
	27 Other Accounts with $356 million in total assets under management.
Todd McCallister	3 Registered Investment Companies with $1.8 billion in total assets under management.
	8,459 Other Accounts with $3.5 billion in total assets under management, of which 2 accounts ($218 million) are subject to a performance-based advisory fee.

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
James S. McClure	4 Registered Investment Companies with $744 million in total assets under management.
	1 Other Pooled Investment Vehicles with $4 million in total assets under management.
	16 Other Accounts with $651 million in total assets under management.
J. Scott McDonald	11 Registered Investment Companies with $336.2 million in total assets under management.
	4 Other Pooled Investment Vehicles with $122 million in total assets under management.
	87 Other Accounts with $4.3 billion in total assets under management, of which 3 accounts ($1.4 billion) are subject to a performance-based advisory fee.
Christopher K. McHugh	13 Registered Investment Companies with $4.1 billion in total assets under management, of which 3 accounts ($1.1 billion) are subject to a performance-based advisory fee.
	28 Other Pooled Investment Vehicles with $556 million in total assets under management, of which 2 accounts ($4 million) are subject to a performance-based advisory fee.
	24 Other Accounts with $2.2 billion in total assets under management, of which 2 accounts ($139 million) are subject to a performance-based advisory fee.
William C. McVail	7 Registered Investment Companies with $1.0 billion in total assets under management, of which 1 account ($37 million) is subject to a performance-based advisory fee.
	10 Other Pooled Investment Vehicles with $140 million in total assets under management.
	50 Other Accounts with $3.6 billion in total assets under management, of which 4 accounts ($346 million) are subject to a performance-based advisory fee.
Edward B. Meigs	1 Registered Investment Companies with $74 million in total assets under management.
	3 Other Pooled Investment Vehicles with $1.9 billion in total assets under management.

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
	8 Other Accounts with $18 billion in total assets under management, of which 4 accounts ($17.6 billion) are subject to a performance-based advisory fee.
Peter M. Milne	2 Registered Investment Companies with $82 million in total assets under management.
	8 Other Pooled Investment Vehicles with $29.5 billion in total assets under management.
	41 Other Accounts with $24 billion in total assets under management, of which 6 accounts ($18.7 billion) are subject to a performance-based advisory fee.
Andy Y. Mui	4 Registered Investment Companies with $4.7 billion in total assets under management.
	43 Other Pooled Investment Vehicles with $1.1 billion in total assets under management.
	25 Other Accounts with $348 million in total assets under management.
Chad M. Nelson	3 Other Pooled Investment Vehicles with $430 million in total assets under management, of which 1 account ($353 million) is subject to a performance-based advisory fee.
	40 Other Accounts with $2.24 billion in total assets under management, of which 3 accounts ($566 million) are subject to a performance-based advisory fee.
Halie W. O'Shea	6 Registered Investment Companies with $886 million in total assets under management.
	15 Other Pooled Investment Vehicles with $925 million in total assets under management.
	67 Other Accounts with $6.9 billion in total assets under management, of which 3 accounts ($963 million) are subject to a performance-based advisory fee.
Robb J. Parlanti	13 Registered Investment Companies with $1.9 billion in total assets under management.
	29 Other Pooled Investment Vehicles with $1.3 billion in total assets under management.
	91 Other Accounts with $9.3 billion in total assets under management, of which 3 accounts ($963 million) are subject to a performance-based

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
	advisory fee.
Deborah A. Petruzzelli	11 Registered Investment Companies with $336.2 million in total assets under management.
	4 Other Pooled Investment Vehicles with $122 million in total assets under management.
	87 Other Accounts with $4.3 billion in total assets under management, of which 3 accounts ($1.4 billion) are subject to a performance-based advisory fee.
John S. Pickler	3 Registered Investment Companies with $10.2 million in total assets under management.
	30 Other Accounts with $2.1 billion in total assets under management.
Timothy J. Pire	5 Registered Investment Companies with $314 million in total assets under management.
	9 Other Pooled Investment Vehicles with $1.9 billion in total assets under management.
	3,016 Other Accounts with $1.4 billion in total assets under management, of which 1 account ($62 million) is subject to a performance-based advisory fee.
Frank H. Reichel, III	1 Other Pooled Investment Vehicle with $9.2 million in total assets under management which is subject to a performance-based advisory fee.
	84 Other Accounts with $2.7 billion in total assets under management.
Anthony Rizza	8 Registered Investment Companies with $4.9 billion in total assets under management.
	5 Other Pooled Investment Vehicles with $1.6 billion in total assets under management.
	100 Other Accounts with $3.7 billion in total assets under management, of which 3 accounts ($523 million) are subject to a performance-based advisory fee.
George L. Sanders	4 Registered Investment Companies with $4.7 billion in total assets under management.
	43 Other Pooled Investment Vehicles with $1.1 billion in total assets under management.

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
	19 Other Accounts with $348 million in total assets under management.
Steven Sapra	11 Registered Investment Companies with $3.6 billion in total assets under management. 14 Other Pooled Investment Vehicles with $1.5 billion in total assets under management, of which 8 accounts ($876 million) are subject to a performance-based advisory fee. 31 Other Accounts with $3.5 billion in total assets under management, of which 8 accounts ($726 million) are subject to a performance-based advisory fee.
Jason D. Schrotberger	15 Registered Investment Companies with $3.5 billion in total assets under management, of which 1 account ($56 million) is subject to a performance-based advisory fee. 27 Other Pooled Investment Vehicles with $499 million in total assets under management, of which 2 accounts ($4 million) are subject to a performance-based advisory fee. 55 Other Accounts with $2.9 billion in total assets under management, of which 5 accounts ($457 million) are subject to a performance-based advisory fee.
Sean M. Slein	1 Registered Investment Companies with $74 million in total assets under management. 3 Other Pooled Investment Vehicles with $1.9 billion in total assets under management. 8 Other Accounts with $18 billion in total assets under management, of which 4 accounts ($17.6 billion) are subject to a performance-based advisory fee.
Stacey Serafini Thomas	3 Registered Investment Companies with $1.8 billion in total assets under management. 8,459 Other Accounts with $3.5 billion in total assets under management, of which 2 accounts ($218 million) are subject to a performance-based advisory fee.
Alexander J. Thompson	3 Other Pooled Investment Vehicles with $430 million in total assets under management, of which 1 account ($353 million) is subject to a performance-based advisory fee. 40 Other Accounts with $2.24 billion in total assets under management, of which 3 accounts ($566 million) are subject to a performance-based

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
	advisory fee.
J. Stephen Thornborrow	144 Other Accounts with $2.4 billion in total assets under management.
Mark D. Turner	15 Registered Investment Companies with $2.9 billion in total assets under management, of which 1 account ($982 million) is subject to a performance-based advisory fee.
	32 Other Pooled Investment Vehicles with $1.3 billion in total assets under management.
	99 Other Accounts with $9.4 billion in total assets under management, of which 5 accounts ($996 million) are subject to a performance-based advisory fee.
Robert E. Turner	16 Registered Investment Companies with $2.9 billion in total assets under management, of which 2 accounts ($1.0 billion) are subject to a performance-based advisory fee.
	37 Other Pooled Investment Vehicles with $1.4 billion in total assets under management.
	104 Other Accounts with $10.8 billion in total assets under management, of which 5 accounts ($996 million) are subject to a performance-based advisory fee.
Tucker Walsh	6 Registered Investment Companies with $479 million in total assets under management.
	8 Other Pooled Investment Vehicles with $332 million in total assets under management.
	41 Other Accounts with $1.6 billion in total assets under management.
John S. Williams	11 Registered Investment Companies with $336.2 million in total assets under management.
	4 Other Pooled Investment Vehicles with $122 million in total assets under management.
	87 Other Accounts with $4.3 billion in total assets under management, of which 3 accounts ($1.4 billion) are subject to a performance-based advisory fee.
Geoffrey A. Wilson	4 Registered Investment Companies with $4.7 billion in total assets under management.
	46 Other Pooled Investment Vehicles with $1.1 billion in total assets

Name of Portfolio Manager	Number of Accounts Managed by Each Portfolio Manager and Total Assets in Each Category
	under management.
	50 Other Accounts with $398 million in total assets under management.
Derrick M. Wulf	2 Registered Investment Companies with $82 million in total assets under management.
	8 Other Pooled Investment Vehicles with $29.5 billion in total assets under management.
	41 Other Accounts with $24 billion in total assets under management, of which 6 accounts ($18.7 billion) are subject to a performance-based advisory fee.

CONFLICTS OF INTEREST

Actual or apparent conflicts of interest may arise when a portfolio manager has responsibility for managing more than one Fund or other account. In managing the Funds, the portfolio managers may be presented with the following conflicts of interest:

- The management of multiple Funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each Fund and/or other accounts. Certain Sub-Advisers seek to mitigate these conflicts by having portfolio managers focus on a distinct investment discipline and reviewing composite performance for dispersion in investment performance among accounts within the same composites.

- The management of an account that charges a performance based fee creates a conflict of interest because the portfolio manager may have greater incentive to allocate his or her best investment ideas, including Initial Public Offerings (IPOs), to such account. This is because performance-based fees give the sub-advisers the opportunity to substantially increase fees it earns as a result of account performance or profits, a portion of which profits are paid to the portfolio manager. Sub-Advisers may attempt to manage these types of conflicts through their trade allocation and IPO allocation policies and by monitoring the trade activity of portfolio managers who manage accounts that charge a performance based fee.

- Fund managers are permitted to purchase and sell securities for their own personal accounts or the personal accounts of family members (through a broker or otherwise), which could potentially influence the portfolio managers' decisions with respect to purchasing or selling the same securities for the Funds. To mitigate this potential conflict of interest. The Code of Ethics of certain Sub-Advisers require portfolio managers to pre-clear purchases and sales of securities that they beneficially own with an authorized compliance officer of the Sub-Adviser. The Code of Ethics of these Sub-Advisers may also require portfolio managers to regularly report to the Sub-Adviser the securities that the portfolio manager beneficially owns so that the Sub-Adviser's compliance staff can monitor the Funds' trade activities in those securities. If a portfolio manager identifies an investment opportunity that may be suitable for more than one Fund or other account, the Fund may not be able to take full advantage of that opportunity due to there being an insufficient number of securities available to fill the portfolio manager orders. Certain Sub-Advisers have instituted a trade allocation policy that attempts to treat all clients of the Sub-Adviser equitably in such an event.

- The Sub-Advisers have discretion to select brokers for the execution of trades for the Funds, subject to their duty to seek best execution. However, certain of the Sub-Adviser's clients may direct the Sub-Adviser to use certain brokers to execute transactions for that client's account. A conflict could result from the Sub-Adviser having to place separate, non-simultaneous transactions for a Fund and another account that could negatively affect the market price of the Fund security or the execution of the transaction.

Analytic

Personal Accounts. The intent of Analytic's policy is to prohibit employees from acquiring securities for their own personal accounts or in the accounts of family members, without special circumstances which may arise that call for the allowance of such transactions. For example, employees may continue to hold securities held prior to joining Analytic or may be allowed to acquire securities granted from a spouse's participation in stock options compensation. Thus, while minimized, there is still a potential conflict of interest in that portfolio managers could own a security in Analytic's investable universe. To minimize such conflicts, Analytic's Code of Ethics requires all employees to pre-clear any security transactions with the firm's Review Committee. The Code of Ethics also requires employees to regularly report to Analytic Investors' Chief Compliance Officer the securities that the employee beneficially owns.

Different fee schedules: Performance Based Fees and Non-Performance Based Fees. Sophisticated clients may be offered the choice of performance based fees or some other arrangement not dependent on performance. This could create a conflict of interest because there is theoretically more incentive for the investment team to have performance based fee accounts perform well over accounts with different fee arrangements. However, because of the model-driven and team-driven approach to investment management employed by Analytic and the fact that the accounts are continually monitored and need to share similar characteristics per strategy, this conflict of interest is minimized at Analytic.

Investment Opportunities and Trade Rotation. The management of multiple accounts may result in a portfolio manager devoting unequal time and attention to the management of accounts and/or investment strategies. In addition, Analytic has the discretion to decide when to trade accounts and strategies. Analytic's model-driven and team-driven approach minimizes these potential conflicts of interest as does our monitoring and compliance program. Analytic has developed an in-house portfolio management system that used to monitor trading practices and portfolio holdings for accounts to check for compliance with guidelines and restrictions for the strategy.

Directed Brokerage. While Analytic has discretion to select brokers for the execution of trades for most clients' accounts under management, Analytic will allow some clients to direct brokerage as long as that broker is deemed to provide competitive price and execution. A conflict could potentially arise in deciding when to trade non-directed brokerage accounts relative to brokerage directed accounts that would have otherwise been traded at the same time. To minimize this conflict, when a portfolio manager is trading the same security with multiple brokers due to directed brokerage arrangement, he/she will try to deliver such orders simultaneously to such brokers.

Ashfield

Ashfield seeks to minimize the potential conflicts of interest that may arise from a Portfolio Manager's management of the Fund(s) and management of non-Fund accounts. All Ashfield personnel are prohibited from engaging in inappropriate favoritism of one client over another client that would constitute a breach of fiduciary duty. To that end, Ashfield has adopted and implemented the following compliance policies and procedures:

Trade Allocation

Ashfield manages several different types of accounts; for example, registered mutual funds, sub-advisory accounts, institutional accounts, ERISA accounts, and various wrap platform accounts. Because of the different fee structures, a Portfolio Manager may be viewed as having a reason to favor the performance of one account over another. In order to discourage the appearance of or actual favoritism, trades are aggregated when possible and allocated on a pro-rata basis regardless of the account type or fee structure. If a particular program cannot accommodate this, then trades are done in rotation.

Directed Brokerage

With Ashfield's consent, clients may direct brokerage transactions for their account to be effected through a specified broker-dealer. By directing a portion of a portfolio's generated brokerage commissions to a particular broker-dealer, the client acknowledges that Ashfield may not be in a position to commingle or "bunch" orders for purposes of execution with orders for the same securities for other accounts managed by Ashfield. In cases where an account has instructed Ashfield to direct brokerage to a particular broker-dealer, orders for that account may be placed after brokerage orders for accounts that do not impose such restrictions.

Personal Trading

Ashfield has adopted a Code of Ethics intended to monitor trading activities of Ashfield's employees, including officers and directors of Ashfield ("Covered Persons"). The Code of Ethics establishes personal trading policies, restrictions and reporting requirements to help insure that personal trading habits are not contrary to the best interests of our clients. The Code generally requires Covered Persons to pre-clear transactions in covered securities, including transactions in limited offerings; prohibits participation in IPOs; and requests that brokers send the Chief Compliance Officer (CCO) duplicate copies of all trade confirmations and account statements. The CCO regularly reviews reported trades to the broker's confirmations and account statements to ensure all required personal trades are being reported, and periodically reviews employee trading patterns to client trades to ensure there is no conflict of interest.

Ashfield has adopted a policy that discourages its employees from trading in individual securities for their personal accounts. Ashfield does encourage all employees who like to invest in the stock markets to invest in mutual fund products. Such investments may include the mutual funds advised by Ashfield or the various mutual funds organized by its affiliates. Personal investments in affiliated funds are reportable and mutual funds advised by Ashfield may not be bought and then sold at a profit in less than a 90-day calendar period.

Barrow Hanley

Actual or potential conflicts of interest may arise when a portfolio manager has management responsibilities to more than one account (including the Fund). BHMS manages potential conflicts between funds or with other types of accounts through allocation policies and procedures, internal review processes and oversight by directors and independent third parties to ensure that no client, regardless of type or fee structure, is intentionally favored at the expense of another. Allocation policies are designed to address potential conflicts in situations where two or more funds or accounts participate in investment decisions involving the same securities.

Copper Rock

The Portfolio Managers manage other accounts for other clients of Copper Rock. These client accounts may include registered investment companies, other types of pooled accounts, and separate accounts (i.e. accounts managed on behalf of individuals or public or private institutions). The Portfolio Managers provide services for multiple clients simultaneously. A summary of certain portfolio conflicts of interest is provided below. Please note, however, that this summary is not intended to describe every possible conflict of interest that members of the portfolio management teams may face.

Copper Rock may receive differential compensation from different advisory clients and each advisory client may be more or less profitable to Copper Rock than other advisory clients (e.g., clients also may demand different levels of service or have larger, smaller, or multiple relationships with Copper Rock). The Portfolio Manager may also make personal investments in accounts they manage or support.

Portfolios within the same product type are managed substantially the same, all portfolios have substantially the same percentage ownership, other than client specific restrictions and rounding.

The Portfolio Managers may not be able to acquire enough of a certain security to fill all the orders across all client portfolios. Copper Rock has a written procedure that requires the available shares to be distributed on a pro-rata basis across the appropriate portfolios.

Dwight

Dwight makes decisions to recommend, purchase, sell or hold securities for all of its client accounts, including affiliated commingled funds, mutual funds, investment partnerships and other affiliated client accounts based upon the specific investment objectives, guidelines, restrictions and circumstances of each account (including, but not limited to, such factors as an account's existing holdings of the same or similar issuers or sectors, cash position and account size and, in some instances, certain relevant regulatory or tax considerations). In addition, Dwight considers other relevant factors, such as the size of any available purchase or sale opportunity, the availability of other comparable opportunities and Dwight's desire to treat its clients' accounts, including the accounts of affiliated clients, fairly and equitably over time.

Dwight may make recommendations and take action with respect to a particular client account, including an affiliated client, that may be the same as or may differ from the recommendations made or the timing or nature of action taken with respect to other client accounts. For example, the investment guidelines of certain clients may generally have greater flexibility than other client accounts, and therefore, investment or trading decisions for those clients will not be identical to those for clients with less flexible investment guidelines that invest in the same types of securities and such investment decisions may be contrary to Dwight's contemporaneous recommendations or transactions for those clients.

Dwight may recommend to its clients, or may invest for client accounts in, securities which are also purchased, sold or held by affiliated clients, including commingled investment vehicles or mutual funds for which Dwight acts as adviser or subadviser or investment partnerships for which Dwight serves as managing member, manager and/or adviser. Dwight, its affiliates or their personnel may have an ownership or management interest in such investment funds or partnerships. In connection with accounts for which performance-based fees are payable to Dwight, such fee arrangements may create incentives for Dwight or its personnel to devote more of their time, effort or attention to such accounts than to other accounts under management and may create an incentive to favor the performance-based fee accounts with respect to notification or allocation of investment opportunities or the timing of portfolio transactions or recommendations. Dwight policies and procedures are designed to address (although they may not completely eliminate) the above potential conflicts of interests, including, among others, (1) certain policies summarized regarding allocation of investment opportunities and aggregation of orders, and (2) the provisions of Dwight's Code of Ethics which require personnel to act solely in the best interests of Dwight's clients and impose certain restrictions on the ability of investment personnel to engage in securities transactions for their own account.

Eagle

Eagle's portfolio managers manage other accounts with investment strategies similar to the Portfolio. Certain conflicts of interest may arise in connection with the management of multiple portfolios. Fees vary among these accounts and the portfolio manager may personally invest in some of these accounts. This could create potential conflicts of interest where a portfolio manager may favor certain accounts over others, resulting in other accounts outperforming the Portfolio. Other potential conflicts include conflicts in the allocation of investment opportunities and aggregated trading. However, Eagle has developed and implemented policies and procedures designed to ensure that all clients are treated equitably. In addition, compliance oversight and monitoring ensures adherence to policies designed to avoid conflicts. Also, as indicated in Eagle's Code of Ethics there are certain procedures in place to avoid conflicts of interest when the Manager and other investment personnel of Eagle buy or sell securities also owned by, or bought or sold for Clients.

Heitman

Heitman attempts to minimize conflicts of interest. Heitman's portfolio trading policy prohibits any allocation of trades in a manner that proprietary accounts, affiliated accounts or any particular client or group of clients receives more favorable treatment than other clients. Heitman often purchases and sells the same security at the same price and time for more than one client because (i) Heitman generally recommends similar strategies for its various accounts, (ii) Heitman only recommends a limited number of real estate related securities, and (iii) numerous clients have similar investment objectives and similar portfolios. Heitman typically allocates trades among the client accounts on a pro-rata basis.

Liberty Ridge

LRC has adopted a Conflicts of Interest Policy and has established an Internal Compliance Controls Committee (the "Committee") to review compliance issues (including conflicts of interest), develop solutions to those issues, and oversees implementation of solutions. The Committee strives to ensure that LRC's policies, procedures, and controls are in the best interests of each client, and that client assets are managed for the benefit of each client. Conflicts of interest that may arise in connection with management of client accounts are listed below.

When a portfolio manager manages more than one account, a potential for conflict exists for the portfolio manager to intentionally or unintentionally treat one account more favorably than another. This potential conflict can be most apparent when one portfolio has a higher fee than another portfolio. LRC seeks to manage this potential conflict through internal review processes and oversight to ensure that no one client, regardless of type, is intentionally or unintentionally favored at the expense of another.

LRC and certain qualified employees and affiliated persons have invested, and may continue to invest, in a comingled vehicle managed by LRC ("Affiliated Investment Accounts"). A conflict of interest may occur if the price of securities held in Affiliated Investment Accounts, or in another advisory account, is affected by the independent trading of LRC's other advisory accounts. LRC may provide advisory services (such as: securities recommended or bought or sold: trading strategies, investments strategies) to the Affiliated Investment Accounts, or to another advisory account, which services may differ from services provided to, or for, other accounts and clients. A potential conflict of interest exists because LRC may buy and sell securities for both client accounts and the Affiliated Investment Accounts. LRC has adopted side by side management policies in an effort to ensure that no client is disadvantaged due to the management of multiple portfolios by a portfolio manager.

LRC has entered in to so-called soft-dollar arrangements whereby LRC compensates brokerage firms for their services through commission revenue, as opposed to through normal payments. LRC has an incentive to allocate a greater percentage of equity trades to certain brokers who provide LRC with soft dollar services, as doing such will decrease LRC's direct expenditures. While LRC has an incentive to continue to use a broker-dealer who provides research, LRC evaluates a broker-dealer's ability to achieve best execution on a regular basis and the reasonableness of each brokerage arrangement is evaluated on an ongoing basis.

A conflict of interest may exist as LRC allows its employees to engage in personal securities transactions. LRC has instituted a Code of Ethics (the "Code") and Insider Trading Policy to govern the personal investment activities of personnel. LRC has established a Code of Ethics Oversight Committee which has responsibility for all matters relating to issues arising under LRC's Code of Ethics and Insider Trading Policy. Among other restrictions, generally, the Code prohibits LRC's access persons from transacting in securities listed in the LRC Security Universe. Generally, all access persons' transactions in covered securities for their personal accounts must be pre-approved by a designated officer prior to the execution of the transaction. Restrictions are also in place to limit access persons' transactions in mutual funds managed by LRC.

LRC advisory accounts are not eligible to invest in the initial public offering ("IPO") of two issuers where LRC's limited partnership accounts (including LRC capital) had invested in the issuers prior to the issuers' IPO. Interests in the limited partnership accounts were transferred to a liquidating trust, of which LRC serves as Trustee. If an advisory account invests in such an issuer after the initial public offering, the price of securities held by the liquidating trust may be positively impacted as a result of the independent trading of LRC's other advisory accounts.

Munder

Munder's personnel may be part of portfolio management teams serving numerous accounts for multiple clients of Munder and of its subsidiary Pierce Street Advisors, LLC ("Pierce Street"). These client accounts may include registered investment companies, other types of pooled accounts (e.g., hedge funds, private funds or collective investment funds), and separate accounts (i.e., accounts managed on behalf of individuals or public or private institutions). Portfolio managers, research analysts and trading desk personnel (collectively, "portfolio management teams"), may provide services for clients of both Munder and Pierce Street simultaneously. A summary of certain potential conflicts of interest is provided below. Please note, however, that this summary is not intended to describe every possible conflict of interest that members of the portfolio management teams may face.

- **Potential Conflicts Relating to the Interests of Portfolio Management Teams and Munder:** Munder and/or Pierce Street may receive differential compensation from different advisory clients (e.g., some clients, such as hedge funds, may pay higher management fees than are paid by other advisory clients and/or incentive compensation based on the investment performance of the clients) and each advisory client may be more or less profitable to Munder or Pierce Street than other advisory clients (e.g., clients also may demand different levels of service or have larger, smaller or multiple relationships with Munder and/or its affiliates). Munder and Pierce

Street may compensate portfolio management team personnel differently depending on the nature of the a client's account (e.g., personnel participating in the portfolio management process for hedge funds and other incentive fee accounts may receive compensation that reflects, at least in part, the revenues generated by, including the incentive fees paid by, those funds and other accounts to reward superior performance). Portfolio management team personnel also may make personal investments in accounts (including hedge funds) they manage or support.

If other advisory clients utilize a management fee structure that could result in higher fees or are otherwise possibly more profitable relationships for Munder and/or Pierce Street than the Fund, or if the management of such clients could result in potentially higher compensation to the portfolio management team members ("Advisor Compensatory Accounts"), or if the portfolio management teams makes personal investments in certain client accounts (such as hedge funds), the portfolio management team members may have the incentive to direct a disproportionate amount of: (i) their attention; (ii) limited investment opportunities, such as less liquid securities or initial public offerings; and/or (iii) desirable trade allocations, to such accounts. The portfolio manager also may have an incentive to trade Adviser Compensatory Accounts or personal investments before (i.e., front run) or after the Fund in order to seek to take advantage of the potential upward or downward pressure on the market price of certain investments resulting from the Fund's trading activity. In addition, a portfolio management team may take a short position in a security on behalf of the Fund, Advisor Compensatory Accounts or personal investments at that same time that other accounts managed by Munder take a long term position in the same security. The portfolio management team's use of short sales may be harmful to the performance of other clients that own that security.

- **Potential Conflicts Relating to Managing Multiple Advised Accounts:** Even if there is no financial or other advantage to members of the portfolio management team or Munder, portfolio management teams managing assets for multiple clients must make decisions that could be deemed to benefit some clients more than others, or benefit some clients to the detriment of others. For example, a portfolio management team managing assets using different investment strategies will need to allocate limited resources, such as their attention, investment opportunities and/or desirable trade allocations, among clients with different or competing interests. In addition, a portfolio manager may be in a position to make an investment that is appropriate for one client, but not appropriate for or against the interests of another client. For example, certain clients may seek more speculative investments that would not be appropriate for some other clients.

  Although Munder does not track the time or attention each portfolio manager devotes to his or her advisory accounts, Munder does monitor the performance of all client accounts and periodically assesses whether each portfolio manager has adequate resources to effectively manage all of the accounts for which he or she is responsible.

Munder and Pierce Street have adopted and implemented numerous compliance policies and procedures, including Codes of Ethics, brokerage and trade allocation policies and procedures and conflicts of interest procedures, which seek to address the conflicts associated with managing multiple accounts for multiple clients. Munder also has established an Investment Conflicts Committee to oversee potential issues relating to conflicts of interest that Munder, Pierce Street and the portfolio management teams may face. In addition, Munder and Pierce Street each have a designated Chief Compliance Officer (selected in accordance with the federal securities laws) as well as dedicated compliance staff whose activities are focused on monitoring the compliance policies and procedures of the Fund, Munder or Pierce Street, as applicable, in order to detect and address potential and actual conflicts of interest. Furthermore, senior

personnel of Munder periodically review the performance of all portfolio managers. However, there can be no assurance that the Investment Conflicts Committee and the compliance programs of Munder or Pierce Street will achieve their intended result.

TS&W

TS&W allocates bunched purchase and sale transactions on a fair and consistent basis to ensure that no client or group of clients, including funds, receive more favorable treatment than other client accounts. Equity portfolio managers will allocate their orders by account prior to transmitting an order and if the entire order is filled completely, the price paid by each account shall be the average price of the order. All partial fills are allocated pro-rata by the trading system unless a manual override is necessary due to cash considerations in specific accounts.

To avoid a conflict when allocating investment opportunities among TS&W's micro cap and small cap products, the two products are prohibited from owning the same security.

Turner

As is typical for many money managers, potential conflicts of interest may arise related to Turner's management of accounts including the Fund where not all accounts are able to participate in a desired IPO, or other limited opportunity, relating to use of soft dollars and other brokerage practices, related to the voting of proxies, employee personal securities trading, and relating to a variety of other circumstances. In all cases, however, Turner believes it has written policies and procedures in place reasonably designed to prevent violations of the federal securities laws and to prevent material conflicts of interest from arising. Please also see Turner's Form ADV, Part II for a description of some of its policies and procedures in this regard.

Distributor: Old Mutual Investment Partners, Member NASD, SIPC.
R-08- 412 12/2008